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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norske Skogindustrier ASA

*CURRENT ADDRESS Oksenoyveien 80 PO Box 329

N-1326

Lysaker Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 04 2007

THOMSON FINANCIAL

FILE NO. 82- 5226

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/22/06

NORSKE SKOG 2004

Annual report



Young readers - the key to our future

Norske

Name: Bewi
Age: 10
Country: Indonesia



"What if there suddenly was nothing to read?"

Name: Linn
Age: 10
Country: Norway



"There are too many boring mums and dads in the newspapers, but I also see people I know sometimes ."

Name: Menaye
Age: 16
Country: Ghana



"Now that I know how to read, I know all the things I need to know in the whole world."

Name: Hunj
Age: 9
Country: Vietnam



"There are too few cartoons in the newspapers."

Name: Vitauts
Age: 15
Country: Lithuania



"I think I like the sport best when I read newspapers."

Name: Tricia
Age: 8
Country: Tobago



"Without letters, we'd have to speak ALL the time."

Name: Rajiv
Age: 12
Country: India



"If I couldn't read, I wouldn't know that half of the world already rides a bicycle."

Name: Marieke
Age: 13
Country: Netherlands



"I get my hands dirty when I read newspapers – I like that!"

Contents

Cover:
THE KEY: Reading skills are the key to a better future. Together with its customers, Norske Skog has involved itself in efforts to stimulate interest in reading among children and young people.





Introduction

With 25 years behind him in the company, chief executive Jan Oksum knows what he is talking about in staking out the future course for Norske Skog. The aim is to be recognised as a world leader in the paper industry. That calls for more than good financial results.

We will be the best in class

Norske Skog intends to surprise and impress the world. We will be the best at what we do. Last year, which was my first as chief executive, I had the pleasure of visiting almost all our mills and offices. I am convinced that we have the qualities required to be a world leader in the paper industry. That is our vision. That is what we will be striving towards.

Those of us who work in Norske Skog are able and committed people who know our business and are willing to do our utmost to reach our goal. We represent a resource which will be further developed with knowledge and wisdom. Our board has adopted a revised vision, values, goals and strategy which are clear and ambitious, put positive pressure on us, and sharpen our whole organisation.

VIGOROUS

We have frequently demonstrated that we set high targets, take risks and deliver. We keep our promises. Through strategic acquisitions over a few months in 2000, we were able to establish ourselves as a global newsprint and magazine paper producer with activities on five continents.

Two years ago, we launched an improvement programme which aimed to make NOK 2 billion in savings. Many of the experts who follow our company initially doubted whether we could hit this target. It has been met, not least because of good team spirit and collaboration at all levels. We are well equipped to meet fresh challenges in the market.

We have defined new ambitions for future expansion to enhance profitability, and several roads lead to growth. We will expand our existing business, but new acquisitions could become relevant at some time. Our approach to continued growth is a prudent one. We keep market trends under observation, and take a pragmatic attitude to assessing new opportunities in our core business. One absolute requirement is that all growth must be profitable. Our overriding goal is to deliver the best shareholder value in the paper industry.

GLOBAL ADVANTAGES

Although we have experienced a couple of difficult years, with low prices for our products, we view the future with great confidence. Our ambition to become a world leader reflects the faith we have in the future of the industry and in our strength and ability to follow and adapt to market developments.

One feature of the paper industry is the high level of capital tied up in its facilities. That applies particularly to us, because we have made a number of substantial acquisitions. We have thereby secured a global production base, which provides good opportunities for further investment to develop mills with special competitive advantages. We also have access to cheap raw materials and favourably-priced energy. This means we can live up to our strategy of being a low-cost producer. Our ability to deliver high-quality products at the lowest possible cost represents a significant contribution to the success of our customers.

We have a good foothold in Europe, and fine positions in Australasia and South America. In these two regions, we rank as the only large company to produce newsprint from plantation-grown pine. We are also very strongly placed in Asia through our holdings of 50 per cent in Pan Asia Paper Company, the continent's largest newsprint producer outside Japan, and 34 per cent in Malaysian Newsprint Industries.

The first reels of paper from the new PanAsia mill in China's Hebei province are due to be dispatched in the autumn of 2005. This new paper machine will be the largest and most efficient in Asia. The Chinese newsprint market is expanding strongly, and we expect this growth to continue during the run-up to the Beijing Olympics in 2008. China already consumes more newsprint than the UK and Germany, the two largest markets in Europe. At the same time, per capita consumption is only a twentieth of the European level.

ACCEPTING RESPONSIBILITY

We have committed ourselves to contribute to sustainable development. Customers, suppliers and the world at large can rely on us. We take work on environmental issues seriously.



GOOD DIALOGUE: The company's human resources receive the chief executive's full attention. Jan Oksum visited Norske Skog Skogn on his first day at the helm. While there, he met Christian Håpnes (left) and Tore O Hoem.

> “One absolute requirement is that all growth must be profitable. Our overriding goal is to deliver the best shareholder value in the paper industry.

Our values build on the UN universal declaration of human rights. These are not just fine words to us, but commitments which are demonstrated in specific actions. We were accordingly the first international pulp and paper company to sign a global agreement on employee rights with the International Federation of Chemical, Energy, Mine and General Workers' Unions (ICEM). On that basis, we have also developed a close and good collaboration with our unions through several channels – most recently the creation of a Global Employee Forum. The latter provides a common meeting place for employees and management, where we can give and receive information and discuss relevant issues relating to Norske Skog.

We also accept our social responsibility to the local communities in which our operations are pursued. Mills and employees involve themselves in a number of areas in these communities. We support many activities which help to improve the quality of life, health and knowledge.

Together with our customers, we are making a contribution internationally to improve reading skills among children and young people. We cooperate with the World Association of Newspapers on introducing the Newspapers in Education programme, particularly in new democracies where working conditions for a free press have improved. This commitment has both social and commercial objectives. International surveys show that the level of reading skills is not acceptable, even in western countries. We are doing our bit to reverse this trend. Newspaper and magazine publishers must attract new generations of regular readers to survive in the future. It is clearly in our own interest that they succeed in this effort. Using newspapers in education is one instrument in that respect.

COMMUNICATION LINK

The media sector is changing very rapidly and, as a link in the value chain for the world's leading communication companies, we must keep abreast of these developments. We see that everyone is fighting for the public's time and attention. Mobile telephony and the internet are developing swiftly, and competing with the printed word. But time is not standing still in the traditional media, which are also pursuing rapid product development. There is little to suggest today that newspapers and magazines will lose their important position in the market. But neither we nor our customers can afford to rest on our laurels in seeking to meet people's requirements for a product on which they want to spend their time. As a world leader, we will be staying in the forefront of developments.

Jan Oksum

JAN OKSUM
PRESIDENT AND CEO



The print media will still be around 20 years from now - but they face tough competition from electronic rivals. To secure their position, newspapers and other printed publications must therefore be willing to think along completely new lines and create innovative products tailored to coming generations.

Can newspapers survive the texting generation?

People used to finding that most of the information they want is just a keystroke away are likely to just take the time to click to an article which interests them. They also expect the information to be free. Demographic trends indicate that western societies are steadily aging, and older readers will be loyal to the newspaper. But there is no future in publishing solely for pensioners.

INNOVATION AND BOLDNESS

Norske Skog has challenged three experts to forecast the future for the print media. Their conclusions indicate that they have been given demanding - and therefore probably the correct - questions to answer. These findings also reveal that Norske Skog represents an industry which still has a future in the coming century. But social changes make major demands for innovation and boldness.

After all, everyone will probably agree with this observation from panellist Roman Hohol: "On my many travels, I notice people at airports, on trains and in hotel lobbies reading newspapers, magazines and books. But most of them are middle-aged or older. Many of the younger generation are listening to music, sending text messages or checking their e-mail."

This comment indicates the challenge facing the industry. But no industry which wants to survive would be content to continue offering today's product to tomorrow's consumers. The answer therefore lies in change.

"Large-circulation newspapers and popular magazines will probably see their readerships decline, while freesheets for commuters and specialist magazines will expand," Hohol predicts. "But one thing is certain - the use of electronic and other new types of media will expand much faster than the printed word."

Fellow panellist Klaus Æ Mogensen notes that how far digital media will replace print undoubtedly depends more on subjective and psychological factors than objective and functional considerations.

"Would it feel 'right' for the typical consumer to read a book or a newspaper digitally rather than in the traditional paper version?" he asks.

He adds that "the feel and smell of paper is part of the reading experience", which is not easy to reproduce on the screen or on electronic paper.

Mogensen focuses on the following challenge: "With a digital newspaper, you can refrain from taking sections you don't want and it's easy to subscribe to optional specialist sections. This expanded flexibility might encourage young readers, in particular, to opt for the exclusively digital solution."

In considering where we will be in 20 years, panellist Arne Martinsen points out that an information overload already exists which most people regard as huge and insurmountable. This generates extremely sharp competition which cuts the price of media consumption and boosts potential consumption.

"When everything is equally accessible to everyone, everywhere, people no longer just need pure news and information," he suggests. "A great need to understand emerges - to get beneath the surface, to convert information into personal value. Competition over knowing the most will be replaced by a desire to comprehend a little more, to be able to exert influence and contribute to change. People no longer want to be the best informed, but the most enlightened."

SOCIAL CHANGE AND CHOICE OF MEDIA

It is also clear that social developments in the world community will influence the choice of medium by both general public and advertisers. According to the panel, demographic trends will reduce the uniformity of markets for the print media, with bigger differences between the generations. Hohol describes this as "a mass market directed at the middle-aged and a much smaller market focused on the young".

The job will be to modernise the printed media so that younger readers do not disappear completely, while being more attractive to the middle-aged and elderly. Panel members seemed to agree that the printed newspaper will continue to lose ground with the young, but that this age group is not sufficiently numerous to threaten its existence. Reforms are nevertheless needed, says Mogensen, and points to the transition from broadsheet to tabloid formats.

> "The young are not sufficiently numerous to threaten the print media.

"The desire for individual, personalised products is another growing consumer trend," he continues. "For the printed media, this means that customers want their books and newspapers printed to their own specification. They set requirements for paper quality, print size, layout, format and optional sections. Tomorrow's bookshops may not have a broad selection, but will feature a flexible print-on-demand system."

Martinsen says that every media enterprise must actively influence social developments in the geographic regions they cover, and points to a connection between media consumption and social development. This means that media in general face major changes.

"The same applies to the advertiser's choice of media. They will look for the most effective channels for their commercial message. While their choices will substantially reflect social trends, they won't influence them directly."

One consequence is that the print media must see the changes coming in order to protect or expand their share of the advertising spend, he adds.

ILLITERATES AND NEWSPAPER READERS

One social development which will unquestionably influence the media is the growth of the world's middle class, particularly in countries such as China and India.

"People escape from poverty into the lower middle class," observes Hohol. "They are then perceived as potential consumers by advertisers and media. Initially, they may only be able to afford essentials. As their income rises, however, they will buy and consume toiletries, watches and even certain print media products. All these must be advertised, marketed and packaged."

The trend towards an internationally more prosperous middle class makes it natural to ask whether today's illiterates will become tomorrow's newspaper readers. While most people reading this article are likely to feel that the answer is yes, the panel is divided on the issue.

"If by illiterates we mean people who can't read, I believe a continuing commitment to combating global illiteracy will have positive spin-offs for newspaper publishers - particularly in the industrialised world," says Hohol.

But Mogensen views the issue from a different angle: "It's not impossible, but doubtful, that tomorrow's newspaper readers are today's illiterates. It's far more likely that illiterates will adopt devices which can convert written text into speech. Illiteracy is actually far less likely to be a handicap 20 years from now. With improved speech recognition, people will be able to talk to electronic devices and receive spoken responses. Reading and writing skills may actually be necessary only for people who work intensively with writing and research."

Martinsen is more in accord with Hohol. "The age of closed cultures is fortunately on the verge of disappearing, removing the opportunities for totalitarian societies to shield people from information. The fight against illiteracy is a battle for freedom and popular education. In this picture, the print media will find a significant and lasting role."

RITE OF PASSAGE

The final question raised with the panel concerns the connection between children's relationship with electronic media and their newspaper reading. Today's youngsters are computer literate and always have their mobile to hand. Adults, by comparison, are more or less incapable of searching the net and not least of playing computer games. The question is whether this familiarity will influence future newspaper reading.

As mentioned above, attracting new readers without alienating the existing loyal readership is very important for newspaper publishers. They must change to preserve. Hohol believes it is wrong to say that today's young people are not newspaper readers, but says they read them in a different way than their parents. He adds that the young are moving away from the traditional paid newspaper.

"Young people are much more interested in entertainment, sport, culture and - above all - local news. They are also more concerned with colour and design, and with being able to choose what they read. But it's nevertheless reasonable to assume that today's children won't read newspapers to the same extent as their parents. They will want easier-to-read publications, and aren't interested in product information they can find elsewhere. And above all, they're not interested in paying for a paper."

Mogensen believes that children's relationship with electronic media will exert a considerable influence on their newspaper reading, even though they are naturally more interested in computer games during their childhood. The closeness of youngsters to electronic media means that they will probably turn to the internet when looking for news.

"On the other hand, reading newspapers could perhaps be regarded as a sort of 'rite of passage' associated with growing up, precisely because such publications are considered to belong to the adult world. Another point is that many children today are very keen on reading books. This gives them a relationship

■ The questions:

What will the print media sector look like 20 years from now, viewed both in isolation and in relation to other media?

How will social developments affect the way readers and advertisers use and choose different media?

Are today's illiterates tomorrow's newspaper readers?

How far will the use of electronic media by children influence their newspaper reading?

The panel:



■ Klaus Æ Mogensen is a project manager at the Copenhagen Institute for Future Studies (CIFS) in Denmark.



■ Arne Martinsen is president at Enterprise IG in Norway.



■ Roman Hohol is director of marketing practice at Amec – Forest Industry Consulting, Canada.

The discussion was chaired by **Terje Svabø**, president of the Civita think tank.



LIVELY DISCUSSION: Jan Clasen (left), Roman Hohol and Arne Martinsen are optimistic about the future of the print media.

with the print media which means that reading from paper will be a nostalgic experience when they grow up."

Martinsen notes that we must not forget how adults have also developed their relationship with the electronic media without abandoning the newspaper.

"Today's young keypad communicators will eventually develop a different and wider requirement for intellectual stimulation than texting can provide."

COMMENTS BY JAN CLASEN, NORSKE SKOG'S SENIOR VICE PRESIDENT FOR SALES AND MARKETING

The information and views provided by this panel confirm our belief that competition between various types of media will continue to increase. Some of the traditional products, such as newspapers and magazines, but also "newer" elements like inserts, flyers and unaddressed advertising will experience a future which is strongly dependent on the continent and the country in which they compete. But tougher competition in coming years will also clearly stimulate an accelerating pace of product development.

Our customers are constantly concerned to develop and adapt their products to meet the requirements of readers and advertisers. The interaction between print media and electronic information transfer provides new opportunities for both communication channels.

The industry is extensively exchanging experience, and making a commitment to research and development to pick up development trends and interpret the needs of end users. We are already seeing results from this work.

Publishers covering both print and electronic media have experienced overall growth. We believe that such coexistence between media can continue to provide expansion opportunities.

Our biggest concerns are the ones we share with our customers - how readers prioritise their time and reading skills in new generations. Given the rapid pace of product development, we believe in the need to design future newspapers and magazines in ways which attract interest and which encourage people to devote time to them. A collective effort to strengthen reading skills among new generations, not least through the use of newspapers and magazines in the classroom, will help children and young people to appreciate the value of being able to read such publications and to see that this remains part of the definition of a positive lifestyle. We have accordingly become closely involved in Young Reader activities worldwide in co-operation with the World Association of Newspapers.

"Our biggest concerns are the ones we share with our customers - how readers prioritise their time and reading skills in new generations.

Our hallmark for consistency and reliability

Winning recognition as a world leader calls for a focus on the customer. We want them to know what to expect when they buy our products.

The whole process starts at the customer. We must listen to their needs and desires. That, after all, is what we believe helps to make us a recognised world leader in the paper industry.

Everyone involved in the paper process, from raw material, production and transport to the service we offer our customers, must be focused on customer needs and wishes, and act accordingly. That is what customer orientation is all about.

THE NOR BRAND

We have accepted this challenge at Norske Skog by setting up a structure to facilitate customer orientation in every part of our organisation through an internal paper certification process.

The Nor brand is not about giving our products a nice, catchy name. We want it to be a hallmark for and a proof of consistency and reliability.

The paper allowed to carry the Nor brand must meet the requirements of our customers for runnability, printability and properties such as brightness, opacity and smoothness.

Approving the paper is a process which involves the whole mill organisation. First, the paper is judged through printing tests and on the characteristics mentioned above by benchmarking it. That gives the mill a good understanding of the current position, and allows the organisation to focus on any improvements which might be needed.

QUALITY STAMP: Yilmaz Senturk at Norske Skog Parenco places the Nor brand on a paper reel as our guarantee of reliable quality.





CLOSE COOPERATION: Cooperation with customers is important in the process leading up to the award of the Nor brand. Herman Schor (third from left) and Joop Stap from De Telegraaf are being visited by Chris van Zijl, managing director for Norske Skog Holland, and Luc van Mullem from technical customer support at Norske Skog Parenco.

Next, a local project group is established with representatives from all the mill's operational departments to coordinate improvement activities with support from our research and development, sales and marketing, and the supply and logistics teams. Customers are often directly involved in this process, and their input is invaluable. This approach ensures that all available know-how and experience are brought to bear on customer requirements, and provides a very practical and effective way of facilitating customer orientation.

Final approval of the Nor brand is conducted by our research and development group.

EARNED THE RIGHT

Norske Skog Parenco, our Dutch newsprint mill, has been approved for the Nor brand. It now produces Nornews.

The approval process at Norske Skog Parenco made the entire mill organisation focus far more than before on customer requirements, which improved competitiveness and forged the closer contacts with customers which are vital for maintaining the desired quality level.

SOUTH AMERICAN APPROVAL IN 2005

A Nor branding process was also initiated in 2004 at the Norske Skog Pisa and Norske Skog Bio Bio mills in Brazil and Chile respectively. Improvement areas have been identified, and the process is due to be completed during 2005 with the implementation of the measures found to be necessary.

These approval processes are expected to enhance the competitiveness of our South American products in their local markets and to consolidate the leading position we already hold in this continent.

Sharing knowledge and technical support

As a global company, we see how important it is to share knowledge. This experience benefits our customers.

A printer could be familiar with their local technical customer service person, who speaks their language and understands their business. But they may be unaware of the resources which this individual can access.

Each service person is backed by a global team of people able to provide knowledge and assistance. A recent problem in Europe with press contamination was solved by information from Tasmania in Australia, for instance. Distance is not a barrier with today's communication technology.

Behind the technical customer service team stand professional logistics specialists who can assist with any transport and reel handling problem or improvement, wherever they arise in the process. A customer recently used this expertise to design a new warehouse for paper storage.

Norske Skog's Research & Development group provides further technical support. It recently developed a high-speed camera which can be used to identify problems relating to paper or the printing press. See page 29.

The other resources which provide further depth of support are the operations people and the papermakers. In Norske Skog, we know that efficiency gains can be achieved in the papermaking process by studying and eliminating problems at the printer.

In other words, behind every face seen by the customer to be providing technical customer service in the press room is a worldwide organisation. It can help to deliver the right product and service and to support the printing process so that the customer gets a top-quality result.

■ **Norske skog believes** in developing industry knowledge to help improve printing efficiency. We work with other equipment and product suppliers to learn how to improve the processes in which our products are used. We have joint training programmes with ink and press suppliers to assist such learning and knowledge sharing.

■ **Norske skog is** commissioning new print and press operations in order to share our knowledge and learn with our customers about how to deliver the best results.

Tackling the technical challenges together

A Norske Skog customer was experiencing a break rate on our paper which we regarded as too high. So our technical customer service team set up a data collection system to analyse the root cause of the problem.

The customer collected the data for our analysis, and our service specialists reported back to technical customer service in order to develop action plans for reducing the break rate in this press room.

Our analysis led us to make improvements on the press which turned out to be not paper-related. It also highlighted some issues with the paper reels, which were traced back to our mill.

In addition, we discovered some issues in our logistics chain and with reel handling in the customer warehouse which were causing damage that could have increased break rate.

Together with the customer, we took action to eliminate the identified issues and noted improvements in the runnability statistics.

But the technical customer service team was still unhappy with the break level. The next move was to install high-speed cameras on a position on the printing press that our data had shown was a possible problem area. These cameras have been designed by our research and development group.

We again identified paper and press-procedure problems relating to paste patterns for splicing one reel to the next. Through a thorough analysis with the customer, followed by a structured problem-solving session, we planned detailed action both at the mill and on the printing press to improve operation.

This print site now has a much better runnability performance, which makes both the customer and we at Norske Skog happy.



VISITING THE CUSTOMER: Harald Krammer from Norske Skog Bruck (technical customer service) at Strohol Druck in Austria. The day he visited, they were printing on paper from Norske Skog Golbey, France.

Products

This overview presents the complete product range, with name, appropriate printing methods and production site(s).

Total global capacity: 3 685 000 tonnes



Nornews Newspapers today must cover a broad range of activities, and must present them in new ways to new readers. Norske Skog's Nornews brand is a high-quality newsprint product recognised for its excellent printability and runnability characteristics. It is suitable for use on all types of cold set newspaper printing presses. Newsprint from Norske Skog is manufactured at 12 production units around the world using a combination of virgin and recycled fibres.



Norske Skog's directory paper is produced in Australasia and South America. This is a lightweight paper with good sheet strength aimed at achieving exceptional press performance whilst still providing the opacity and brightness required to attain superior colour reproduction - including sharper four colour images.



Norbright The Norbright range offers higher brightness properties and an enhanced printed image compared to newsprint. These products are especially well suited to cold set web offset, although they can also be used for heat set. The paper achieves its higher performance characteristics through the use of modern, twin wire paper machines and enhanced thermomechanical pulping processes.

Norstar Norstar has been specifically developed to assist the printer to maximise the cold set web offset quality. As a result of reduced dot gain and improved ink hold-out, half-tone reproduction is clear and sharp; it can lead to a cold set web offset printing result that approximates that of heat set web offset.


BOOK

Norbook Norske Skog offers book paper in several varieties of brightness, shade, thickness and basis weights to meet the need of book printers and publishers. Our Norbook products are characterised by a strict approach to shade control and caliper stability for the given substance. The furnish is 100 per cent thermomechanical pulp (TMP), and production can be adjusted to meet the paper quality demands of both cold set and heat set web offset printing.

Total global capacity: 1 395 000 tonnes


SC

Norsc Super calandered (SC) is a high-quality uncoated paper suitable for magazines, catalogues and advertising material. By strict quality control of raw materials and special fillers, we are able to produce an SC paper especially designed for either rotogravure or heat set web offset printing. In many cases, these SC products are a good alternative to coated publishing grades.


MFC

Norset Machine finished coated (MFC) is a high brightness film-coated publication paper with a unique combination of bulkiness and good printability in heat set web offset. The combination of thermomechanical pulp and a small amount of high efficient filler result in a bulky and stiff base sheet. This combined with on-machine film coating and soft calendaring to optimise surface and paper strength.


LWC
HWC

Norcote Lightweight coated (LWC) paper is produced in several variants with standard and improved brightness levels, gloss or matt finish and a wide selection of basis weights for printing magazines, catalogues, promotion materials and other commercial literature. The physical qualities of the paper, including uniform web profile and high winding quality, make the product range truly easy to handle.

Market

Product group	Product brands	End use	Printing method	Mills
Newsprint	Nornews	Newspapers Free-sheets Directories Supplements Inserts/flyers	Cold set web offset Flexo Letterpress	Albury Bio Bio Boyer Bruck Follum Golbey Parenco Pisa Skogn Steti Tasman Union
Directory paper	Bio Bio Directory Tasman Directory	Telephone directories Catalogues	Cold set web offset Heat set web offset	Bio Bio Tasman
Improved newsprint	Norbright Norstar NorX	Supplements Inserts/flyers Direct mail Newspapers Free-sheets Directories Magazines Books	Cold set web offset Heat set web offset Letterpress	Bio Bio Boyer Follum Golbey Parenco Pisa Tasman Union
Book paper	Norbook	Books Supplements Crosswords Comics	Cold set web offset Heat set web offset	Union
SC	Norsc	Magazines Catalogues Inserts/flyers Direct mail Supplements	Heat set web offset Rotogravure	Saugbrugs
MFC	Norset	Magazines Catalogues Supplements Inserts/flyers Direct mail Books	Heat set web offset	Follum
LWC	Norcote	Magazines Catalogues Supplements Direct mail Inserts/flyers	Heat set web offset Rotogravure	Bruck Walsum


茂昌眼鏡公司
AOCHANG

Asia took over the driving seat in 2004 as the region with the biggest demand for newsprint, and will retain that position in 2005. The Hebei mill in China will triple capacity in China for PanAsia.

Leading position in Asia

Prognosis from RISI shows that Asian newsprint consumption can increase by 3.9 per cent this year, or 440 000 tonnes. China expects an annual growth of eight per cent up to 2010.

CHINA – AN ECONOMIC SUPERPOWER

Pan Asia Paper Company, owned 50 per cent by Norske Skog, is the biggest newsprint manufacturer in Asia outside Japan.

In addition to two mills in Korea and one in Thailand, PanAsia is very well positioned in the Chinese market. It has a paper machine operating in the Bao Shan district near Shanghai, while a new mill in Hebei province 280 kilometres south of Beijing will be ready during the second half of 2005 to start producing 330 000 tonnes of newsprint per annum. This will be the biggest paper machine in Asia, and triples capacity in China for Norske Skog's subsidiary.

Construction of the Hebei mill is on schedule and to budget. Recruitment and training of its workforce is in full swing.

HIGH STANDARDS

PanAsia sets high standards for health, safety, the environment and social responsibilities. The position is no different in China. Its Chinese mills are subject to the same environmental norms as the rest of the company. Health and safety for the workforce also have a high priority.

The company takes its leading position in the Asian paper industry seriously. This means safeguarding the rights of its employees and contributing to sustainable development for the local communities where PanAsia has operations and its employees live. China has become the world's biggest manufacturing country, and is developing into one of its largest consumer markets. Major infrastructure projects have been pursued at a rapid pace, helping to drive economic expansion. The country is also on the offensive with investment abroad.

The Chinese economy has been expanding for a long time, with value creation quadrupled over the past two decades. Analysts believe it will quadruple again in the next 20 years if the plans laid by China's government come to fruition.

SUPERPOWER

China has become the world's sixth largest economy - in other words, an economic superpower. It is hard to imagine what former Chairman Mao would have said if he could see today's strong shift towards a market economy. China is also America's third largest trading partner, and the leading source of the US foreign deficit. That has a negative effect on the dollar exchange rate. China and other Asian countries are buying US securities to prevent their own currencies strengthening against the dollar.

A substantial contribution to China's progress is being made by its membership of the World Trade Organisation (WTO), which provides easier access to markets in other countries. The Chinese are extremely competitive, with virtually unlimited access to cheap labour. The workforce increases by 10 million people per year. All the same, China has a labour surplus of about 160 million people.

HEATED ECONOMY

Economists feared in 2004 that the Chinese economy would become overheated, and the government took steps to avoid that. These included the decision to curb domestic demand, reduce public-sector infrastructure investment and slow down the pace of capital spending by industry.

The goal was to reduce the growth rate from 9.3 to 8.5 per cent. But that was no simple task. While other countries struggle to attract investment, the Chinese have the opposite problem. New investors are knocking on the door.

GROWTH COSTS

From a western perspective, China offers many challenges. Economic growth is unevenly distributed between people and regions. The threat of social tensions is great, and the authorities enforce strict policies to prevent rural dwellers moving to the big cities.

The country's expansion is also challenging a sustainable development of natural resources and putting pressure on the environment. Increased consumption and pollution in China could have global consequences.

Although personal freedom in China has increased greatly over the past 20 years, few signs indicate any changes in today's centralised form of government. Human rights remain an important issue, as does the freedom of religion, speech and organisation, and the rights of women and minorities.

Europe

Norske Skog's European mills delivered 3.6 million tonnes of newsprint and magazine paper in 2004. This was the largest volume ever, and reflected growth in demand for the company's products.

DEMAND UP FOR NEWSPRINT

Demand for newsprint and improved grades increased by six-seven per cent in Europe during 2004, with the biggest rise seen in east European countries. Growth for improved grades, which account for about 20 per cent of total tonnage, was 12 per cent.

Newsprint prices in Europe decreased by three-four per cent at the beginning of 2004 in connection with annual negotiations.



Deliveries to Europe
1 000 tonnes
15000
12000
9000
6000
3000
0
93 94 95 96 97 98 99 00 01 02 03 04 Year
Newsprint
CRM
SC papir



Price development newsprint and magazine paper in Germany, 1993-2004, nominal prices
euro/tonne
1000
800
600
400
200
93 94 95 96 97 98 99 00 01 02 03 04 Year
Newsprint 45 gsm euro/t
SC Roto 56 gsm euro/t
CRM Offset 60 gsm euro/t

Total deliveries from the European industry, including exports, rose by 7.6 per cent from 2003. Newsprint exports by producers in Europe increased by three per cent. Prices in export markets developed positively, improving by nine and 24 per cent respectively in the USA and Hong Kong.

SLIGHT DECLINE FOR SC PAPER PRICES

Demand in Europe for uncoated magazine paper (SC) rose by three per cent in 2004. European prices declined by about the same percentage during the first quarter, but remained stable for the rest of the year. However, US prices increased by nine per cent during 2004.

The European industry increased magazine paper deliveries, including exports, by 5.5 per cent from 2003. Norske Skog's deliveries declined slightly over the same period because production of uncoated paper at Norsk Skog Parenco was phased out towards the end of the year.

Exports from Europe declined by three per cent from 2003, primarily because of reduced sales to North America.

BIG RISE IN CMR EXPORTS

European demand for coated magazine paper (CMR) increased by six per cent in 2004. Prices in Europe decreased by about four-five per cent during the first half, but remained stable for the rest of the year. Improved market conditions in the USA pushed prices up by about four per cent from 2003.

Exports from Europe continued to expand strongly, and grew by 18 per cent compared with the year before.

CAPACITY UTILISATION IMPROVED

Norske Skog's European mills produced a total of 3 604 000 tonnes of publication paper in 2004, a 4.4 per cent increase from the year before which reflects the strong demand in Europe. Productivity improved by a marginal one per cent from 2003.

Six of Norske Skog's nine European mills set production records in 2004. A newsprint output of 600 130 tonnes made Norske Skog Golbey the first mill in the group to produce more than 600 000 tonnes in a single year. These records reflect a large number of production days, high productivity and a strong focus on continuous improvements.

STABLE RAW MATERIAL MARKETS

The market and prices for recovered paper were somewhat more stable in 2004 than in the two preceding years. Measured in euros, the average price was marginally down from 2003.

As a big consumer of electricity, Norske Skog is covered by long-term power supply contracts in Norway. The Norwegian electricity market was more stable than in 2003. Thanks to a high level of production in Norway, no large quantities of power were sold in the market as a consequence of output adjustments.

An open position will normally be maintained in the rest of Europe, with contracts covering about 70 per cent of its requirements, depending on market prospects and the hedging sought. The average electricity price was higher than in 2003.

Globally, the price of market pulp rose by 16 per cent in 2004, and was USD 620 per tonne at 31 December.

Roundwood prices in Europe and Norway were stable in 2004. The Norwegian position is still such that Norske Skog cannot meet its roundwood requirements from domestic sources, and must accordingly import substantial quantities.

CONTINUOUS IMPROVEMENT

The Improvement 2003 programme was completed and delivered the planned results. During the last part of 2004, attention focused on establishing structures to support further work on continuous improvement.

In addition, a number of managers took part in the Leadership in Norske Skog (Lens) programme. See page 68.

The European works council had one meeting, which focused on development measures for employees and a longer-term approach in the company's staffing and recruitment policy.

A new works council agreement covering units in Norway was concluded with all the unions in 2004 to ensure improved consideration of issues affecting employees at more than one entity. Jan Vidar Grini from Norske Skog Union was elected to chair the council.

OUTLOOK

After many years of constantly falling prices, clear expectations now prevail that this trend will reverse in 2005. All the signs are that demand is rising in Europe, which has seen not only price increases but also moderate capacity growth.

Norske Skog's electricity purchases in Norway will be made from 2005 under new long-term contracts with Statkraft. These ensure that power prices remain favourable compared with most other countries, while nevertheless involving some increase in costs.



HIGH TEMPO: Norske Skog Golbey, France is the first of the company's mills to produce more than 600 000 tonnes in a single year.

Investment in enhancing the quality of paper from PM6 at Norske Skog Saugbrugs and PM4 at Norske Skog Bruck was completed as planned, and has yielded the positive results expected.

CONTINUED DOWNSIZING AND GOOD COOPERATION

Norske Skog's European operations had about 4 731 employees at 31 December, of whom about 50 per cent worked in Norway. The corresponding figure a year earlier was 5 137. This downsizing is in line with the plans laid as part of Improvement 2003.

Improved demand in Europe meant that the mills there largely avoided lengthy production shutdowns and lay-offs. Necessary market adjustments were utilised for maintenance and training. A number of operators, for instance, participated in the Norske Skog Academy and the Papermaking programme. See page 69.

	2004	2003	2002
Operating revenue NOK mill	15 606	14 784	14 087
Operating earnings NOK mill	610	1 033	1 189
Operating margin %	3.9	7.0	8.4

South America

South American demand for newsprint increased by nine per cent compared with 2003 as a result of good economic progress for the continent.

POSITIVE MARKET DEVELOPMENT

South American newsprint markets grew strongly in 2004 as a result of improved economic conditions in the region. Demand totalled about one million tonnes, up nine per cent from the previous year and easily outperforming regional growth in gross domestic product (GDP).

The two largest markets, Brazil and Argentina, grew by four and seven per cent respectively. Other markets also expanded strongly, with Venezuela accounting for a substantial part of the improvement.

Brazilian growth primarily reflected increased advertising. Newspaper ad linage grew by six per cent from 2003. Circulations expanded by a modest one per cent. In the final quarter, however, circulation was four per cent higher than the year before.

Norske Skog consolidated its position in the region, following the termination of the Klabin joint venture in 2003. Market share remained stable as the company sourced paper from its European mills to serve its customer base.

Newsprint reference prices in the region continued to develop positively in 2004, increasing by more than 10 per cent during the year and outperforming newsprint price rises in North America.

The South American telephone directory market remained weak. Norske Skog reduced sales to this segment during the year owing to its lower profitability relative to newsprint. However, prices began to recuperate during the second half. Sales of improved newsprint grades again grew strongly, rising 30 per cent from 2003.

PREFERRED SUPPLIER

According to the independent annual Newsprint for Newspapers survey conducted by

FRONT COVER PAPER: Leading Santiago newspaper El Mercurio always uses paper from Norske Skog Bio Bio for its front page and colourful Sunday supplements.


EL MERCURIO



BIG CUSTOMER: Norske Skog is a preferred newsprint supplier in South America.

the US-based MGT research company, Norske Skog is the preferred newsprint supplier in South America.

HIGH PRODUCTIVITY

Norske Skog's South American operations produced a total of 295 511 tonnes of uncoated groundwood paper, two per cent up from 2003. Norske Skog Bio Bio in Chile set a new production record, increasing its output by 1.1 per cent from the previous record in 2003.

Productivity rose overall by three per cent from 2003, reflecting a consistent focus on process stability and initiatives to reduce paper losses. Average capacity utilisation was 98 per cent.

The most significant investment project in South America was the first stage in the TMP upgrade for pulp quality and capacity at Norske Skog Pisa. This work will be concluded in the first half of 2005.

INCREASED OPERATING COSTS

Despite delivering adequate operating margins, the South American business found increased prices affecting some of its operating costs during 2004.

Brazilian electricity charges rose by 16 per cent in the local currency, primarily owing to an adjustment in distribution tariffs set by the national regulatory agency. Power costs in Chile were up by six per cent, mainly because of higher gas prices.

Wood costs in Chile increased by more than 10 per cent. The local wood market has been very active, owing to the development of important pulp-producing projects by the main forest product companies

The strengthening of the Brazilian real and the Chilean peso by six and 11 per cent respectively against the US dollar over the year also had a strong negative impact on input factors denominated in local currencies.

IMPROVEMENT 2003 DELIVERED MORE THAN EXPECTED

Improvement 2003 generated savings for 2004 estimated to be 27 per cent above the original target. The main initiatives which contributed to this result included sourcing of paper from Europe to replace output from the joint venture with Klabin, and a reduction in days of sales outstanding (DSO). In addition come improvements to the order management process, regional procurement initiatives, and reduced labour costs from the continuous implementation of a new organisational model in the region.

HUMAN RESOURCES AND THE ENVIRONMENT

2004 was not a good health and safety year for Norske Skog in South America. Even though the lost-time injury value was the best ever, Norske Skog Bio Bio had a death accident in June. Norske Skog Pisa completed 588 days without lost-time injury in 2004.

Both mills are now certified to the OHSAS 18001 and ISO 14001 standards, covering health and safety and the environment respectively.

OUTLOOK

Newsprint demand is expected to continue growing in 2005, reflecting the positive development of South America's main economies and the continued recovery of the advertising spend. Prices should go on moving up, and slightly outperform price increases to be implemented in the North American market.

The major uncertainty in the development of raw material costs will be the behaviour of the Brazilian real and the Chilean peso against the US dollar.

Norske Skog is studying the possibility of building a new newsprint machine at Norske Skog Pisa. Realising this project would mark the first step in a further development of the company's leading position in South America, and would support its efforts to deliver on its main strategic targets.

	2004	2003	2002
Operating revenue NOK mill	1 146	1 094	1 107
Operating earnings/(loss) NOK mill	128	113	(9)
Operating margin (%)	11.1	10.3	(0.8)


Newsprint consumption
South America
1 000 tonnes
1500000
1200000
900000
600000
300000
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
Year
Total
Brazil

Australasia

Australia and New Zealand again experienced strong economic growth during 2004, and demand for newsprint and magazine paper rose by more than eight per cent.

SOLID YEAR OF DEMAND GROWTH

Following a buoyant 2003, stronger than expected national economies meant that both Australia and New Zealand enjoyed another solid year of demand growth in 2004. Publication paper demand increased overall by eight per cent as both countries benefited from a strong retail sector and new vehicle markets. Magazine grades grew by 18 per cent, with retail flyers/inserts proving particularly attractive.

Demand for newsprint and associated grades increased by four per cent, reflecting strong growth in display and retail advertising (up 11 per cent). Classifieds experienced a moderate rise of five per cent.

No downtime was taken at the Australasian mills, but the high level of demand meant a small reduction in market share as imports increased to fill the supply gap.

Pricing was heavily affected by the strength of the local currencies. The New Zealand price was down by four per cent from the start of the year and Australia's contract pricing mechanism resulted in a seven per cent decrease at 1 July.


Standard newsprint demand in Australasia
1 000 tonnes
1000
800
600
400
200
0
2000
2001
2002
2003
2004
Year
Total Australasian demand newsprint (NP+IMP)
Australasian market development newsprint
Australasian market development improved newsprint



INVESTMENT: **Machine operator Michael Quinlivan at Norske Skog Albury in Australia can look forward to an expansion in PM1's production capacity.**

MAINTAINING PREFERRED SUPPLIER STATUS

The annual independent customer satisfaction survey resulted in a record rating for the sixth consecutive year. Particularly pleasing was the significant increase in the position of Norske Skog Australasia compared to competitors.

This continued improvement was driven by such factors as enhanced technical support, with further geographic dispersal of technical service staff - including several based at customer sites - as well as additional gains in on-time delivery performance throughout the year. Norske Skog Australasia also improved product consistency and expanded customer intimacy initiatives. Last but not least, highly developed account management structures and processes as well as ongoing market development support backed the improvement.

IMPROVED PRODUCTIVITY

Productivity continued to improve in 2004, with production totalling 880 662 tonnes - an increase of 19 385 tonnes from 2003. This result means that Australasia has increased productivity by 5.2 per cent over the past two years. Achieved without significant rebuilds to any of the production assets, that performance underlines the benefits of pursuing continuous improvement in all parts of the business.

Efficiency at Norske Skog Albury was 86.5 per cent. That represented a decrease from 89 per cent in 2003, primarily owing to pitch-related operational issues in the middle of the year. The mill returned to 88.6 per cent and 89 per cent respectively in the two final periods, following management action to deal with these issues.

Norske Skog Boyer improved production by 10 889 tonnes in 2004, or 3.9 per cent. This represented the 10th consecutive year of production records at the mill.

The productivity improvement continued for Norske Skog Tasman, but at an accelerated pace, and it achieved a combined improvement of 17 780 tonnes over 2003. Both PM2 and PM3 improved significantly.

IMPROVEMENT 2003 DELIVERED RESULTS

Improvement 2003 continued to deliver results in the Australasian region, with annual targets exceeded during 2004. This was achieved through the ongoing introduction of new and often innovative margin-enhancing initiatives, and a clear focus throughout the region on achieving activity milestones in all parts of the operation.

Norske Skog Australasia realised margin improvements totalling more than AUD 90 million over the two years to December 2004, helping to offset the impact of declining newsprint prices over this period. A continual focus on cost reduction and margin improvement remains a critical factor in this region's newsprint business.

RESTRUCTURING ON SCHEDULE

The restructuring project in Australasia was approved in June 2004. Its key elements include increasing the capacity of PM1 at Norske Skog Albury, PM2 and PM3 at Norske Skog Tasman,



IMPORTANT JOB: Continuous maintenance of the production machinery is essential for paper quality. Process operator Ron Wornes at Norske Skog Albury.

and retiring PM1 at Norske Skog Tasman. Once completed, the project means additional capacity close to Australian customers and fewer tonnes shipped from New Zealand to Australia. That will result in lower delivered cost, fixed costs and distribution costs, and in higher customer service levels.

The various project phases will be commissioned from mid 2005 to early 2006.

PEOPLE IN FOCUS

The health and safety performance at all the sites was outstanding in 2004, and Norske Skog Australasia achieved a lost-time injury frequency of zero for the first time.

In February, Norske Skog Boyer was awarded the Norske Skog's President's Award for Health and Safety for 2003. This award is presented annually to the Norske Skog mill which has made the most significant progress in improving its health and safety performance over the previous 12 months.

Two regional employee forums were held during 2004. Norske Skog Albury hosted one of these meetings on site, which enabled greater participation by mill employees.

Two significant training and development programmes were initiated in 2004. The first of these saw 28 employees successfully complete the Leadership in Norske Skog (Lens) programme (see page 68). In the second major initiative, 21 employees started the Papermaking programme (see page 69) designed to develop high levels of expertise among key operating personnel at the mills.

OUTLOOK

The economic cycle is expected to peak in the first half of 2005, with more modest growth forecast for the following two years.

The newspaper market is expected to maintain stable circulation overall, with advertising growth pushing total pagination/usage to another high in 2005.

Publisher efforts to maintain readership and attract still more display and retail advertising are expected to result in greater use of a wide range of grades in newspapers and newspaper magazines. Magazine-grade demand is also expected to stay buoyant, with retailers fighting for market share in an environment with slightly slower overall retail growth. The steady increase in North American pricing for most paper grades is likely to be largely offset by the strength of the local currencies, leaving domestic prices little changed.

	2004	2003	2002
Operating revenue NOK mill	4 194	4 030	3 807
Operating earnings NOK mill	406	455	546
Operating margin (%)	9.7	11.3	14.3

PanAsia Paper

Apart from South Korea, the whole of Asia experienced an increase in newsprint demand during 2004. Prices varied sharply, but generally rose across the region.

NEWSPRINT CONSUMPTION UP

About 69 per cent of PanAsia's total 2004 deliveries went to its domestic markets in China, Thailand and South Korea. China and Thailand experienced robust newsprint consumption growth. However, South Korean consumption continued to decline and fell by 8.1 per cent. This decrease mainly reflected the weak domestic economy, which cut advertising expenditure.

GROWTH IN EXPORT MARKETS

Overseas deliveries of newsprint to the region in 2004 declined from a historical high in 2003. The continued improvement in the global balance between supply and demand helped to tighten the regional newsprint market.

PanAsia's key export markets experienced healthy demand growth, with India up 10 per cent, Hong Kong nine per cent and Taiwan 17 per cent. This improvement supported export price rises corresponding to an annual increase of USD 110-130 from the last quarter of 2003. Newsprint prices per tonne in China and Thailand climbed to USD 550 and USD 535 respectively in the fourth quarter of 2004. In Korea, domestic newsprint prices decreased from USD 570 in 2003 to USD 545 owing to market conditions.

Generally higher newsprint export prices and larger sales volumes made a positive contribution to the increase in PanAsia's operating revenue.

PRODUCTION

PanAsia's four mills produced a total of 1 394 340 tonnes of newsprint and other publication paper grades, compared with 1 264 911 tonnes in 2003.

Reduced demand in South Korea required production cutbacks of 69 231 tonnes. PanAsia distributed a total of 432 511 tonnes from its owners in 2004, compared with 506 851 tonnes the year before. The reduction in shareholder sales allowed higher export volumes from South Korea.

	2004	2003	2002
Operating revenue NOK mill	2 603	2 365	2 688
Operating earnings NOK mill	160	200	562
Operating margin (%)	6,1	8,5	20,9

DEBT ISSUANCE PROGRAMME

PanAsia established a multi-currency debt issuance programme in October 2004 targeted at financial institutions and investors. About USD 100 million was raised in five-year US dollar floating-rate notes and Singapore dollar fixed-rate notes.

HEBEI

PanAsia increased its equity holding in Hebei PanAsia Long-Teng Paper Co Ltd (HPLC) to 80 per cent in 2004. The remaining 20 per cent is held by Hebei Longteng Paper Corporation, an investment company owned jointly by Hebei province, the city of Shijiazhuang and Zhaoxian county.

The mill is due to be completed in the third quarter of 2005. It will have the largest newsprint machine in Asia and the third largest in the world, with an annual production capacity of 330 000 tonnes.

HUMAN RESOURCES, ORGANISATION AND THE ENVIRONMENT

PanAsia had 2 261 employees by 31 December. The lost-time injury frequency per million working hours was 0.5 in 2004, which is world-class.

The company maintained high standards of quality and environmental excellence in its mill operations. Its environmental and safety management systems were continuously developed and improved to reduce emissions to the air and effluent discharge in line with changing environmental regulations.

OUTLOOK

The regional economy of the Far East is expected to continue growing during 2005, although at a more moderate pace.

The recent earthquake and tsunamis in the Indian Ocean are expected to have a minor negative impact on regional growth, and then only in the heavily-affected countries of Indonesia and Sri Lanka.

Newspaper pagination in Asia, with the exception of Korea, will remain healthy as a result of continued increases in advertising expenditure.

Improved demand coupled with rising raw material costs indicate that export newsprint prices will continue to edge upward. Newsprint demand is forecast to grow by three-four per cent, fuelled by the Chinese and Indian markets.

Malaysian Newsprint Industries

MARKET AND PRODUCTION

Malaysian Newsprint Industries (MNI) competes mainly in the domestic Malaysian market. The selling price of newsprint continued to strengthen throughout 2004, but this gain was partially offset by a significant increase in energy costs as well as rising prices for recovered paper, chemicals and machinery parts.

The domestic market grew over the year, supported by the start-up of two new tabloid papers, increased pagination and newspaper advertising. Total sales in 2004 were 232 070 tonnes, compared with 243 215 tonnes the previous year.

Although MNI incurred a financial loss for the full calendar year, the company returned to profitability in May.

In July 2004, the paper mill was shut down for nine days to carry out an upgrade of the pressection. This resulted in a significant reduction in paper breaks and an increase in average operating speeds on the paper machine.

HUMAN RESOURCES AND THE ENVIRONMENT

MNI employs 350 people. The mill suffered two lost-time injuries in October 2004, which ended a record injury-free period of 544 days.

All environmental parameters were within the limits set by the authorities. MNI successfully completed an external audit pursuant to acquiring ISO 14001 certification, which will be achieved in early 2005.

OUTLOOK FOR 2005

Newsprint prices in the region should continue to move up during 2005, combined with good and stable demand. Results for 2005 are thereby expected to improve.


Major newsprint producers in China
1 000 tonnes
800
700
600
500
400
300
200
100
0
PanAsia Paper
Shandong Huatai
Guangzhou Paper
Nanping
Yanbian Shixian
Yueyang
Qiqihaer
Jilin
Jiangxi
Wuhan Chenming
Yibin
Longyan
Jinjiang
Liujiang
Company
Existing 2002
New by 2006

NorskeCanada

NorskeCanada can report better results for 2004 as a consequence of higher prices for paper and market pulp and the company's improvement programme.

GROWTH IN SPECIALITY PAPER

NorskeCanada's strategy of growing its position as a producer of specialty papers was maintained during 2004, with a stronger sales volume of 1 115 500 tonnes and average sales revenues up by CAD 6 per tonne, net of foreign exchange adjustments, to CAD 930 per tonne.

Across the board, transaction prices for lightweight coated, uncoated groundwood, telephone directory and kraft paper rose in response to increased demand.

NorskeCanada pursued new business opportunities. Sales of these papers, which serve the magazine, catalogue and insert categories, now account for 65 per cent of the company's paper revenues.

Newsprint markets remained lacklustre in 2004, with inadequate pricing and stagnant demand - particularly in North America. Sales volumes for newsprint declined by 1.8 per cent to 754 000 tonnes as the company directed freed-up capacity towards specialty papers.

In the pulp business, market volatility - primarily driven by the periodic entry and exit of Chinese buyers - yielded an uneven performance despite higher average prices. Overall pulp production was down from the previous year as a result of a boiler rebuild project at Elk Falls, which included the permanent closure of an older recovery boiler and one pulp line. However, efficiencies gained from the project and lower in-house requirements for kraft pulp in papermaking operations owing to process improvements will free up more pulp for the market in 2005.

CONTINUED IMPROVEMENTS

For the third consecutive year, NorskeCanada surpassed its performance improvement target to achieve new cost/margin benefits totalling CAD 103 million against a target of CAD 90 million in 2004. Since the original inception of this programme, the company has driven out costs or improved margins through other innovations and has effectively closed the gap between the company and its primary North American competitors. It has been crucial in helping NorskeCanada to guard against larger losses during the depressed economic cycle of the past three years.

Severe currency fluctuations had a significant negative impact on NorskeCanada's financial performance in 2004. Although mitigated by the company's currency hedging practices and accounting benefits derived from the translation of debt denominated in US dollars, foreign exchange losses overtook the gains made as commodity prices for pulp and paper products began to recover.

FEWER LOST-TIME INJURIES

The company cut its lost-time injuries by 15 per cent in 2004, and the severity of individual injuries was markedly reduced.

LIGHTER ENVIRONMENTAL FOOTPRINT

NorskeCanada continued to lighten its footprint on the environment in 2004, reporting ongoing reductions in its emissions to the air and discharges to water.

The company has steadily reduced its greenhouse gas emissions by replacing fossil fuel with biomass. By 31 December, these emissions were 67 per cent down against targets established by the Kyoto protocol.

Over the past two years, NorskeCanada has pursued an aggressive water conservation programme and has reduced the volumes used in its operations by nine per cent. The company continues to be recognised for its contributions to the broad sustainability movement, and is an active partner and supporter of the World Wildlife Fund, the Climate Group, Metafore and Canadian Business for Social Responsibility.

In late 2004, NorskeCanada, Office Deport and PricewaterhouseCoopers jointly announced a new, independent chain-of-custody system to help customers make third-party claims about the certified fibre content of their products.

OUTLOOK

Barring extraordinary events, NorskeCanada expects 2005 to be a stronger year. The continued expansion of the North American economy will have a positive impact on the specialty papers business, which the company will continue to develop. Market observers are optimistic that price recovery trends now underway will continue to gain momentum, particularly for uncoated grades. Pulp is expected to benefit from stronger demand in the USA, Europe and certain Asian countries.

A view is emerging that newsprint, while still growing globally, has reached mature business status in Canada and the USA. Although the statistical evidence suggests a gradual long-term decline in North American newsprint sales, it may take several years to confirm that this also represents a structural change in the segment itself. Meanwhile, NorskeCanada announced in December 2004 that it will indefinitely idle the company's least profitable paper machine. The net impact will be a reduction of 140 000 tonnes in annual newsprint capacity. Despite this, the company will still have significant capacity available to allow it to participate fully with the optimal customers in North America whom it can best serve. NorskeCanada is also well prepared to take a stronger position in the fast-developing economies of Asia as demand dictates.

Looking ahead, the company will continue to focus on its ongoing performance improvement initiatives. A new performance improvement target of CAD 80 million has been set for 2005.



IMPROVEMENTS: NorskeCanada is making big efforts to reduce costs and improve profit margins. Its Crofton mill stands on Vancouver Island.

	2004	2003	2002
Operating revenue CAD mill*	1 878,3	1 591,2	1 482,3
Operating earnings/(loss) CAD mill*	(31,3)	(111,6)	(121,9)
Operating margin (%*)	(1,7)	(7,0)	(8,2)

*NorskeCanada's official accounts on a 100 per cent basis.


Newsprint demand in North America 1995-2004
1 000 tonnes
15 000
13 500
12 000
10 500
9 000
93 94 95 96 97 98 99 00 01 02 03 04 Year

The world of Norske Skog


NORTH AMERICA
1 NorskeCanada Elk Falls
Canada
Newsprint and other publication paper
1 NorskeCanada Crofton
Canada
Newsprint and directory paper
1 NorskeCanada Port Alberni
Canada
Directory paper and magazine paper (LWC)
2 NorskeCanada Powell River
Canada
Newsprint and other publication paper
3 NorskeCanada
Vancouver, Canada
29.4 % ownership stake
Headquarters
SOUTH AMERICA
4 Norske Skog Pisa
Brazil
Newsprint
5 Norske Skog South America
Curitiba, Brazil
Regional office
6 Norske Skog Bio Bio
Chile
Newsprint, directory paper and improved newsprint

Position Norske Skog is a world leading producer of newsprint and magazine paper, with 24 wholly and partly owned mills in 15 countries on five continents. Its mills and sales network confer a unique position. Local presence and knowledge combined with Norske Skog's global strength distinguish it from other paper companies.

The world market for newsprint and magazine paper is about 60 million tonnes, and the group has about 13 per cent and 8 per cent of these segments respectively. The groups operating revenue in 2004 was approximately NOK 25.3 billion. If Norske Skog's wholly and partly owned mills run at full capacity, a single day's production would circle the world seven times with a strip of paper 1.6 metres wide.

Vision, goal and strategy Norske Skog is recognised as a world leader in the paper industry. The goal is to deliver the best shareholder value in the industry. To reach this objective, the company has opted to be a low-cost producer, pursue profitable growth and focus on its core business, newsprint and magazine paper.

Values All operations at Norske Skog are based on three core values: openness, honesty and cooperation. Its success as a global company builds on cooperation between different cultures and values.


EUROPE
7 Norske Skog Skogn
Norway
Newsprint
8 Norske Skog
Oslo, Norway
Headquarters
8 Norske Skog Union
Norway
Newsprint, improved news-print and book paper
8 Norske Skog Saugbrugs
Norway
Magazine paper (SC)
8 Norske Skog Follum
Norway
Newsprint, improved newsprint and magazine
9 Norske Skog Parenco
Netherlands
Newsprint
10 Norske Skog Walsum
Germany
Magazine paper (LWC)
11 Norske Skog Golbey
France
Newsprint
12 Norske Skog Steti
The Czech Republic
Newsprint
13 Norske Skog Bruck
Austria
Newsprint and magazine paper (LWC)
ASIA
14 PanAsia Paper Chongwon
South Korea
Newsprint
15 PanAsia Paper Jeonju
South Korea
Newsprint
16 Shanghai PanAsia-Potential Paper
China
Newsprint
17 PanAsia Paper Sing Buri
Thailand
Newsprint
18 Malaysian Newsprint Industries
Malaysia
34% ownership stake
Newsprint
19 PanAsia Paper
Singapore
50% ownership stake
Headquarters
20 Hebei PanAsia Long-Teng Paper
Beijing
Newsprint
AUSTRALASIA
21 Norske Skog Australasia
Sydney, Australia
Regional office
22 Norske Skog Albury
Australia
Newsprint
23 Norske Skog Boyer
Australia
Newsprint, directory paper and improved newsprint
24 Norske Skog Tasman
New Zealand
Newsprint, directory paper and improved newsprint

Tougher approach gives results

Supply and logistics had a key place in Norske Skog's Improvement 2003 programme. That was hardly inappropriate when this sector is purchasing goods and services for NOK 14 billion.

With savings of NOK 740 million, senior vice president Ketil Lyng and his team have more than met expectations - but he is nevertheless ready for new efforts.

"It's important to focus on improving the whole value chain by adopting new and different input factors and products, freeing-up capital, seeking an optimal customer structure and finding innovative distribution solutions," says Lyng. He makes it clear that his whole organisation is proud of the results already achieved.

TOUGH DEMANDS

In many ways, a cultural shift has taken place in Norske Skog's supply and logistics unit over recent years. Those who have noticed this most are the company's suppliers. It has become a tougher customer, which demands a lot more from any supplier who wants a long-term relationship. Many have been replaced because they failed to meet Norske Skog's demands for reductions and improvements, whilst others have stayed on-side and displayed great flexibility.

"We've clearly taken a tougher, professional approach to achieve improvements," says Lyng. "We now have fewer but larger suppliers on long-term contracts. That also benefits them, letting them accept risk and invest in us for the long haul.

"This trend will continue. We must constantly improve because that's what business is about. Everyone involved must get better. That's a process we all participate in, and those who can't manage to improve and enhance the efficiency of their own operation are out. That's the attitude we take towards our suppliers."

WORKING SMARTER

External pressures are unlikely to lighten in the future. The challenge lies in identifying opportunities in areas which allow Norske Skog to improve at the pace it has maintained over the past two years. Enhancing in-house processes and working smarter will be equally important.

Cooperation between the corporate centre and the supply and logistics functions at regional and local level was reinforced in 2004. Thanks to that, global improvement opportunities are now yielding results in the supplier market as well as through in-house transfer of experience and best practice.

The supply and logistics unit has taken some solid steps forward in developing its organisation. That was the principal focus at the launch of Improvement 2003, and weight has been given to expertise development. This must also continue.

HAS ITS PRICE

Lyng was elected chair of the Federation of Norwegian Process Industries (PIL) in 2004 and sits on the executive committee of the Confederation of Norwegian Business and Industry (NHO). He is convinced that Norway must join the European Union, and notes that Norske Skog's Norwegian mills depend on equal competitive terms.

"Our operations in Norway feel like a cork bobbing on a choppy sea," he observes. Norway has a marginal economy and currency, and we could easily become the victim of decisions and developments which we can't influence to any extent."

At the same time, Lyng notes, Norske Skog is less vulnerable as a global company than if it had been based solely in Norway.

"We have opportunities to exploit our worldwide position both for capacity growth and for access to low-cost input factors."

CHALLENGES

The biggest challenge - and one which Norske Skog shares with the rest of European industry - is the general level of costs in Europe. Next comes a global challenge to secure supplies of fibre and energy.

"We're close to a fine balance in the energy sector and between virgin and recycled fibre in Europe, where small changes in capacity and demand are all it would take to disrupt the market," says Lyng.

"Russia has plentiful supplies of fibre, but these are far from our mills. The energy and raw material position will be an interesting future challenge. Within these areas, developments in North America and Europe are already strongly affected by Chinese growth. Conditions are better balanced in South America and Australasia. We have good supplies of South American fibre from fast-growing plantation forests close to our mills."



NEW CHALLENGES: Senior vice president Ketil Lyng and his team are proud of what they have accomplished so far, but are ready for a new commitment.

LYS-LINE:

Image strengthened by Norske Skog

Norske Skog has grown into a global market leader for newsprint, notes Magnus Larsen at Norwegian paper shipper Lys-Line. "That also heightens our image as a sub-contractor."

His company has been transporting paper from Norway to Europe for Norske Skog since 1969, and currently serves the four Norwegian mills. Products from these mills are shipped to ports in the UK, Ireland and continental Europe - Tilbury, Immingham, Dundee, Belfast, Drogheda, Hamburg, Gent and Bilbao.

WIN-WIN COOPERATION

The volume of these deliveries has grown from the start, and Lys-Line will ship 650 000 tonnes of paper for Norske Skog in 2005. That is set to reach 715 000 tonnes the year after.

> "Together, we've worked our way through difficult market conditions and created win-win opportunities instead.

Despite growth and a long-term relationship, the collaboration has also experienced some tough pressures over the years, Larsen notes.

"We were told at several key moments to reduce prices by five per cent or lose the contract. Together, we've worked our way through difficult market conditions and created win-win opportunities instead.

"On the last occasion, we lengthened three ships and used the extra capacity to reduce the number of sailings from the Oslo Fjord. That allowed us to take on shipments from Norske Skog Skogn to ports around the North Sea. Modifying the vessels and revising schedules were a consequence of joint planning with Norske Skog. This solution reduced costs for both sides, and strengthened competitiveness."

SPECIALISED

Lys-Line specialises in carrying forest products, shipping 2.5 million tonnes in 2004. That included a million tonnes of paper as break bulk, a million tonnes of containerised cargo and 500 000 tonnes of bulk goods. Norske Skog is by far the biggest single customer.

"Paper reels require a lot of care by the logistics supplier," explains Larsen. "The biggest weigh more than five tonnes. Lifting them calls for accurate setting of the gear and no more than the necessary force, while making sure they don't slip. Pressure in the lifting clamps is measured weekly. Millimetre-sized distortions in the reels can mean expensive breaks during printing. The roundness of the reels must be absolutely unaltered during transport. We secure the cargo in the holds with rubber padding and nylon straps. All bulkheads are vertical to provide maximum support."

Conducting liner traffic in the North Sea depends on adjusting to natural forces. Larsen says that the paper is shipped in specially-designed sideport ships. Ten-tonne lifts and six electrically-driven forklift trucks in the holds, with the best paper clamps on the market, are obligatory equipment. The logistics operation calls for constructive dialogue with the customer at every stage. Both are served by a long-term perspective.

"I was responsible for Norske Skog at Lys-Line from 1969 until the end of 2004," Larsen reports. "The people I dealt with changed over time, but we've always encountered positive and well-qualified people whom it's been both challenging and fun to work with. Norske Skog's present position as a global market leader presents us with new challenges and opportunities."



SPECIAL CLAMP: Magnus Larsen at Lys-Line is pleased with the specialised equipment which ensures careful handling of paper reels.

Facts about Lys-Line:

- Established in 1969
- 150 employees
- Annual turnover about EUR 120 million
- Operates 12 ships
- Delivers door-to-door logistical solutions based on a liner operation

A winning team

The target quickly became clear when the groups from the Czech Republic and Norway met - they would join forces to make Norske Skog Steti a winner.

But some misgivings were also present. Trond Flaten, manager of the Czech facility, says that the Norske Skog's Research and Development (NSR&D) unit had been known to take a rather theoretical approach to practical challenges faced by the mills. That was partly why the researchers decided to try a more modest approach.

"We're very well aware of the importance of establishing good relationships with the mill community, so we can act as a united force," says project coordinator Hans-Erik Høydahl at NSR&D. "Looking back, we can definitely say that we succeeded - together."

A BIT HASTY

Norske Skog Steti has made admirable progress since it became part of Norske Skog in 1997. In late 2001, it was decided to market its newsprint under the Nornews brand (see page 10).

"That decision was a bit hasty," Flaten admits. "It turned out that we were unable to maintain the runnability requirements over time. However, our printability has been among the best in the market all along."

Due to the flood in the summer of 2002, efforts to improve quality were set back by at least six months, and were not resumed until a year later.

REACHING THE TARGET

"When the project group from the mill and NSR&D met for the first time, our goal was to create a good and stable product which satisfied Norske Skog's requirements," explains Høydahl.

Extra funds were allocated to NSR&D under the Improvement 2003 programme to help mills reach their goals. "We can largely thank these resources for the gains made by our Nornews Steti project," says Flaten.

Once the goal had been defined, the initial work consisted mainly of forging a working relationship between two different teams.

"One challenge was the language barrier, but such problems can be solved if the will is there," says project manager Roman Mamula at Norske Skog Steti. "It was more difficult to find a functional and practical way to work together."



TEAM WORK: By working together, this team managed to overcome Norske Skog Steti's quality problems. Front row from left: Hans-Erik Høydahl, Tereza Engová, Zdenek Filip, Vidar Wendel and Aanon Roring. Back row from left: Terje Rian and Knut Roar Braaten.

QUICK RESULTS

"Besides team building, we were also very interested in practical work," adds Mamula.

"This has proved essential for the results we've achieved already, and for future collaboration."

The entire team was therefore involved right from the start, and the first results came in quickly.

Norske Skog Steti had also achieved improvements before the project began by removing defects caused by the calendering and improving paper strength with the addition of sulphate pulp.

"However, it was clear that to achieve a consistent improvement and satisfactory level of quality demanded a review of the entire production chain," says Flaten, who is very satisfied with the practical approach adopted by the team.

"The main causes were quickly identified. Solving them has naturally taken a bit longer, but systematic work and testing with help from both in-house and external experts mean that the end is in sight. We're getting hardly any customer complaints and our order books are filling up."

USEFUL TO OTHERS

"By the end of the year, Norske Skog Steti will have fulfilled all the requirements for producing Nornews quality paper," says Flaten.

The knowledge gained from the Czech project will be applied elsewhere, and the experiences have been so rewarding that the entire Norske Skog organisation stands to benefit from them in the future.

"A project such as Nornews Steti is also a cultural effort," says Høydahl. "It means adopting the right measures and becoming a proper team. It's almost like football. Success depends on your philosophy, communication, attitudes and means.

"Technical aspects are the most important, but we mustn't forget the human factors. That's the only way we can manage to establish ownership and involvement, and collectively reach the ultimate goal - in this case, making Norske Skog Steti a winner."

Norske Skog Research & Development is active in seven areas

1. Quality development – continuously improving the quality of existing products
2. Process development – optimising costs, machine efficiency, and process design and operation
3. Product development – searching for possible innovative products to meet customer needs and improve profitability for the company
4. Customer support – helping customers to optimise their pressroom operations
5. Support and service – internal support and troubleshooting at the mills
6. External research management – maximising the return to the company from payments to external researchers
7. Knowledge-sharing – transferring and applying know-how from one part of the company to another

Troubleshooting with the customer

Norske Skog's Research & Development unit (NSR&D) helps customers to identify faults and achieve the best possible printing process.

CAMERA INSTALLATION

A good example of this is the installation of on-line camera systems for monitoring and eliminating the causes of web breaks in paper mills and a number of pressrooms for newsprint and magazine printing. The printing technologies covered are cold-set web offset, heat-set web offset and rotogravure, with the installations spread over seven countries in three continents.

After a web break in either a paper machine or a pressroom, it can take up to an hour of lost production time before the system is up and running again. That costs money, so finding the cause of the break is important in order to take preventive action which keeps production downtime as low as possible. A video system can be a valuable tool by making it possible to view the web just before a break happens.

This solution has provided a lot of information, both to Norske Skog as a papermaker and to the pressrooms concerned. A large proportion of web breaks in the latter occur during reel splicing, and several have been able to reduce this problem significantly with the aid of the video data. That improves runnability for all papermakers, not just Norske Skog, but improving customer productivity also benefits the company.



PAPER BREAKS: Camera monitoring can document paper faults and reel problems, making it easier for Norske Skog to solve such problems in cooperation with the customer.

The camera system has also provided information about problem areas which call for attention at the various paper mills. These include paper flaws, reel quality problems (such as mill joints) and transport damage.

In principle, the computerised system works like a video recorder with an endless tape. Typically, 20-60 seconds of video footage for each camera are stored in the computer memory. When a web break occurs, the break detectors in the paper machine or printing press automatically alert the system, image acquisition stops immediately and the images are saved from memory to hard disk.

Most of the cameras used with a printing press are installed in or near the reel stand, preferably as close to the unwinding as possible. However, some installations also include cameras placed further downstream in order to see how web faults effects the production in later stages of the process.

Network of expertise

The Norske Skog Research and Development (NSR&D) unit includes 60 staff in six departments worldwide. The unit, headed by vice president George Carlberg, is located at the Norske Skog headquarters in Oslo, Norway.

NSR&D maintains a large number of technical networks, both in-house and externally. Their main purpose is to transfer and share experience and technical knowledge, thereby ensuring that best practice is followed and to avoid re-inventing the wheel.

A substantial proportion of the unit's work is carried out at the interface with Norske Skog's external customers, usually in close cooperation with the company's technical customer service staff as well as suppliers of other consumables - such as ink, fountain solution and blankets - and printing press equipment.

It also works closely with external R&D institutes and universities, as well as with Norske Skog units such as wholly-owned mills, sales and marketing staff, supply and logistics teams and other in-house specialists.

Manager for	Location
Australasia: Rob Jackson	Norske Skog Boyer
Coating: Thomas Kraschitzer	Norske Skog Bruck
Mechanical pulp: Jan Hill	Norske Skog Saugbrugs
Paper: Klaus Møller	Norske Skog Saugbrugs
Process chemistry: Manfred Kessler	Norske Skog Bruck / Norske Skog Follum
Runnability / printability: Bjørn K. Thomassen	Norske Skog Union

A fresh look at linting

Linting of uncoated mechanical printing papers printed in offset has been an important quality issue for decades.

A COMPLEX ISSUE

This problem usually manifests itself in the build-up of deposits on the offset blankets, which affect print quality and the operating efficiency of the printing press. It is an extremely complex issue, and the reasons - and thereby the solutions - are not well understood despite intensive research and development efforts by many people over the years.

This is also reflected in the fact that the problem comes and goes at regular intervals for no obvious reason, and appears in one pressroom but not in another when printing with the same paper product under apparently similar conditions.

SEARCH FOR LONG-TERM SOLUTION

The Norske Skog Research and Development (NSR&D) unit is therefore taking a fresh look at this phenomenon. Practical answers are being sought for the here and now, as well as lasting long-term solutions based on a better fundamental understanding of the mechanisms involved.

BROAD COOPERATION

External R&D providers - the Norwegian Paper and Fibre Institute (PFI), the Swedish Pulp and Paper Research Institute (STFI-Packforsk) and Australia's Cooperative Research Centre for Functional Communication Surfaces - are contributing extensively to the work through projects and programmes financed wholly or partly by Norske Skog.

This research effort is part of a large project in NSR&D which began in early 2004. Significant progress is being made, both with fundamental understanding and in improving the linting resistance of Norske Skog's products. New solutions will be tested and implemented continuously.

New dyes introduced at the Australasian mills

An opportunity to simplify global supply agreements for dyes required close cooperation between the three Australasian mills, Norske Skog Supply & Logistics and Norske Skog Research & Development (NSR&D).

SIGNIFICANT SAVINGS

The project started with initial laboratory testing in Europe, followed by extensive lab evaluations at each of the three mills. The lab work and theoretical studies showed that each mill in Australasia could use the new dyes to achieve the required shades on all their products, and that significant savings could be made.

With the technical work largely done, the sales and marketing organisation swung into action to assure customers that the changes would not affect the shade of these products. Neither the dye manufacturer nor the global distribution company had any previous presence in the region. With the systems set up, the first shipments of dyes arrived and within hours the changeovers were initiated by the product and process teams at the mills.

Implementation has been very successful, involving the complete chain from the original manufacturer of a chemical additive, distribution companies, many functions in Norske Skog, and its customers.



UNDER THE MICROSCOPE: New dyes have been adopted in Australasia.

Press sampling kits - a handy tool

To assist troubleshooting in pressrooms, the Norske Skog research and development (NSR&D) unit has introduced a number of press sampling kits throughout the Australasian region.

Developed in consultation with the sales and marketing organisation, they contain the necessary equipment and detailed instructions for collecting suitable samples to support customers who may be experiencing problems. The new kits have enabled NSR&D to make further contributions to the strong relationship between Norske Skog and its customers.

Printing issues can derive from a number of different sources. In many cases, the root cause is not immediately obvious. Suitable sampling procedures are needed when trying to resolve these problems. Comprehensive sampling of all possible factors to ensure that every area is covered will eventually lead to identifying/solving the issue.

Samples of any scrapings, blanket tape pulls, unwashed plates, reel stand debris and the ink used are essential. A copy of the printed newspaper showing the problem is also required.

All Australasian product performance managers and product support managers have a kit. The recent installation of additional kits at various regional press sites allows customers to collect samples even when Norske Skog personnel are not present.

Australasian R&D organisation also certified

The European section of the Norske Skog Research & Development (NSR&D) unit has been certified to the ISO 9001 quality assurance standard for a number of years. NSR&D's project management system, which follows the basic structure of Norske Skog's complete guide for managing and controlling projects, is an integral part of the unit's quality assurance system. In 2004, the Australasian R&D department achieved certification from Det Norske Veritas for research, design and development work within pulp and paper to the AS/NZS 9001:2000 ISO standard. The Australasian department has been working towards this certification for the past two years, which has involved implementing new procedures such as document control, management reviews, and auditing and non-conformance. This work also has included a complete review of existing procedures and documentation.

Production capacities 2005 (1 000 tonnes)

Mills	Country	Newsprint [1]	Other uncoated papers	SC	LWC	Total publication paper
Europe:						
Norske Skog Skogn	Norway	580				
Norske Skog Saugbrugs	Norway			560		
Norske Skog Follum	Norway	130	145		135	
Norske Skog Union	Norway	115	150			
Norske Skog Golbey	France	610				
Norske Skog Bruck	Austria	120			255	
Norske Skog Steti	Czech Republic	130				
Norske Skog Walsum	Germany				445	
Norske Skog Parenco	The Netherlands	450				
Total Europe		**2 135**	**295**	**560**	**835**	**3 825**
Australasia:						
Norske Skog Tasman	New Zealand	380	50			
Norske Skog Albury	Australia	225				
Norske Skog Boyer	Australia	205	85			
Total Australasia		**810**	**135**			**945**
South America:						
Norske Skog Pisa	Brazil	185				
Norske Skog BioBio	Chile	60	65			
Total South America		**245**	**65**			**310**
Norske Skog Canada Ltd. [2]						
Crofton	Canada	265	155			
Elk Falls	Canada	380	150			
Port Alberni	Canada		215		220	
Powell River	Canada	125	330			
Total Canada		**770**	**850**		**220**	**1 840**
Pan Asia Paper Company Pte. Ltd. [3]						
Pan Asia Paper Jeonju	Republ. Korea	865	135			
Pan Asia Paper Chongwon	Republ. Korea	190				
Shanghai PanAsia-Potential Paper Co., Ltd.	China	145				
Hebei PanAsia Long-Teng Paper Co., Ltd.	China	330				
Pan Asia Paper Sing Buri	Thailand	125				
Total Pan Asia Paper Co Pte. Ltd.		**1 655**	**135**			**1 790**
Malaysian Newsprint Industries Sdn. Bhd. [4]	Malaysia	**250**				**250**
Grand total		**5 865**	**1 480**	**560**	**1 055**	**8 960**
Excl. 50% Pan Asia		**5 040**	**1 415**	**560**	**1 055**	**8 065**
Based on legal ownership		**4 330**	**810**	**560**	**900**	**6 600**

1) Newsprint capacity is based on 45 g/m^2 in Europe and Asia, and on 48.8 g/m^2 in other regions
2) Capacity for NorskeCanada included 100%; Norske Skog owns 29.4 % of the company. NorskeCanada produces in addition 130 000 tonnes of kraftliner and 500 000 tonnes of market pulp.
3) Capacity for PanAsia included 100%; Norske Skog owns 50% of the company. PanAsia owns 56.1% of Shanghai PanAsia-Potential Paper. PanAsia ownes 80 per cent of Hebei PanAsia Long-Teng Paper Co. Ltd. The mill is under construction, and will start operations in 2nd half of 2005.
4) Capacity for MNI included 100%; Norske Skog owns 33.65% of the company.

Beacon for sustainable development

Progress is terribly slow, with problems growing faster than solutions. The world has never been further from sustainable development. It is taking the wrong course. But Øystein Dahle, chair of the Worldwatch Institute, has never felt so positive.

"I am optimistic," says this former senior Norwegian oil industry executive. "We've reached the point where it's no longer enough to accuse others of not doing enough for sustainable development. We must make a personal contribution."

Dahle has spent a generation trying to combine industrial development with a burning commitment to the environment. He finally had to give up his attempts to convince the oil sector about the importance of accepting responsibility and seeing opportunities for sustainable development.

"I believe the paper industry has everything you need to demonstrate sustainable development across the board," he maintains. "It's got renewable raw materials, recyclable products and opportunities to focus primarily on renewable energy. That gives it the best basis for becoming a global showcase, an ideal for all other industries, because it doesn't consume more than the interest on nature's capital."

CHALLENGING THE ECONOMISTS

The question then is whether industry's fundamental driving force - a high return on investment and capital - is reconcilable with sustainable development.

Dahle sees that a kind of "cultural revolution" is needed. Industry's prophets - the economists - need to adjust their course.

"They're steering in the wrong direction. Economists aren't challenged enough. I'd like to see a community strong enough to challenge the 'religious' platform that the economic experts operate on - growth, growth and more growth. Naturally, I see the conflict between a competition which is indifferent and the intellectual understanding that we can't continue as before. But it's a question of long-term survival.

"I've got the advantage of not only coming from nature conservation circles. That allows me to assess the whole range of arguments. So I've become more and more convinced that sustainable development is impossible without a contribution from industry."

RECLAIM POWER

That is because of industry's influence, knowledge and resources. One of the most important challenges will be to move from a focus on observing rules to acceptance of a leadership role. The courage to experiment calls for freedom of action and resources. Industry has the power today, but politicians must reclaim it. The political system has to determine the policy framework.

Something positive is happening in the energy sector. The oil industry presented a united front until six-seven years ago, when the head of BP declared that his company would change from a pure petroleum company to an energy enterprise - and attracted much attention for such innovative thinking. The vision was that BP would stand not only for British Petroleum but also for Beyond Petroleum. In other words, the business would not come to an end even if the oil ran out. The fossil age must be shorter than the resource base would allow. If people dare to look far enough ahead, it takes little imagination to see that a sustainable course makes commercial sense.

The basis for industrial activity cannot coincide with the limits we see to human activity. Some large, responsible companies genuinely want social responsibility and sustainable development to function, but our failure to respond to the challenge of long-term survival becomes a fundamental problem.

> "A sustainable course makes commercial sense.

CLIMATE – A RISK

As a senior oil company executive, Dahle sat on the other side of the table and knows all the challenges. He believes that the petroleum industry will not acknowledge or is unwilling to accept that the world faces a future climate problem and that tackling this presents an



Øystein Dahle

Born: 1938
Raised: Drammen, near Oslo
Education: MSc, chemical engineering (Norwegian Institute of Technology, 1961)
Career: 1963-1995 Esso Norge (Deputy managing director for the last 10 years)

Board memberships and other positions

2004 Chair, Norwegian National Association for Outdoor Recreation
2000 Chair, Worldwatch Institute
1994-2003 Chair, Norwegian Mountain Touring Association
1988 Chair, Worldwatch Institute Nordic

Board member, RAMBU
Research Council of Norway
Programme on sustainable development

Adviser, Cicero
Centre for International Climate and Environmental Research

Board member, UNEP/Grip
An environmental information centre established by the Norwegian government in 1989 in cooperation with the UN Environment Programme

Board member GENØK
Norwegian Institute of Genecology

Board member, Sofie Foundation
The Sofie Foundation has created the Sofie prize to inspire people who work for a sustainable future.

unparalleled challenge.

"That's one reason why I left the industry. It's used to managing risk, and I tried for years to introduce the concept of knowledge-based risk understanding. That would eliminate the need for scientific proof that things are getting worse for the planet. The industry must be willing in future to see that the climate poses a risk which has to be included in a comprehensive risk analysis before making long-term investments."

He insists there is a clear risk of destabilising the climate, given what we know about the greenhouse effect. "We can still make choices. According to the UN Environment Programme, we must reduce resource consumption to a 10th of its present level in our part of the world to ensure responsible development in a world where most people live at or under the poverty line. My friends in the media thought this signal was a misprint. How are we going to meet the most important challenge in history if our society reacts to a signal like that?"

IN THE SAME BOAT

The environmental movement had its golden age during the 1970s, when commitment was high and led in part to the creation of green political parties. Asked whether most people are more indifferent to environmental questions today, Dahle says that this goes in waves.

"But each crest is always higher than the one before. I undoubtedly believe that we can see signs of apathy, because we appreciate that the issues are much more complex than we thought 20-30 years ago. At that time, we saw the problems as black smoke from factories, oil spills and car exhausts. It was simpler to get involved in things that were visible and up close. In practice, these issues have been solved. The position now is that we can't just blame others. We must make a contribution ourselves. That calls for a cultural change, a shift in attitudes. Reducing our consumption isn't as appealing. Industry and individuals have ended up more or less in the same boat."

He maintains that industrial leaders are uncertain, and hesitant about getting to grips with the big issues while also feeling a certain satisfaction that they have put the first generation of environmental sins behind them. They believe that industrial activity is impossible without economic growth.

MARKET POWER

Asked what role interest organisations will play in future, Dahle notes that the market is currently more powerful than such associations.

"At the same time, the organisations have seen that using markets to influence industry and politicians yields results. The market has long been making demands on companies."

"If somebody had told me 25 years ago that the Springer group would have greater influence over Norway's forestry than the Norwegian Society for the Conservation of Nature, I'd have laughed at them."

He is referring to a conversation with the head of purchasing at Germany's Axel Springer Verlag, who told him that an active attitude on environmental issues relating to raw materials was not merely an interest but an existential necessity for his group. That reflects the competition in purveying words between electronic and paper media. Publishing companies find it important to continue using paper, even while making a commitment to other channels. For the printed word to survive, however, the electronic medium must not be the only route to an environment-friendly future. Or to put it the other way round - the paper industry must have a clean record right back to the forest.

Industry must deserve its licence to operate, and understand that it cannot throw its weight about as much as it does today. This requires politicians to recognise that they have instruments, and to find the courage to use them. Industry must recognise that the political system defines the framework, and the interest organisations must also use the tools at their disposal.

Dahle believes that the influence of the organisations has been too small in recent years, while the problems have grown unnecessarily large. This could easily lead to the adoption of more militant methods by environmental activists.

QUALITY OF LIFE

Dahle says he is more optimistic than ever because he sees that stressful western lives have nothing to do with quality of life.

Dahle has launched the concept of "the quality society" as an alternative to today's consumption-oriented "quantity society".

"We used to talk about the post-industrial society, but that notion is too difficult to grasp. The quality society is a simpler and warmer idea. A good environmental course doesn't mean that life will get duller and the future bleaker. In truth, environmentalists offer a better tomorrow. The USA has been repeating opinion polls on the same issues over long periods. In 1957, about a third of a representative group of Americans were either satisfied or very satisfied with life. Over the half-century since, that proportion has steadily declined - even though the real income of respondents has tripled during the same period. In other words, we can't buy well-being."

Dahle talks warmly about the need for an economic "thermostat". A quality society - one characterised by well-being - cannot be attained through increased purchasing power. Norway constantly figures as one of the world's best places to live, yet sickness absence there averages one month per annum for every economically active person. Every 10th Norwegian is on sick leave at any given time.

"Reducing consumption can boost well-being," Dahle maintains. "The problem is the exact opposite in the developing countries. Maintaining an annual growth of five per cent in the western world so that prosperity in developing countries can increase by a fraction of one per cent isn't an option. The biggest challenge is to reduce inequality between the rich and poor parts of the world. That's an ethical dilemma. The question we must find an answer to is whether we, who have so much, must get even more for those with nothing to receive something. It's unacceptable that the gap between rich and poor countries is so great. This represents a powerful time bomb, and is very much part of the sustainability problem."

"Let us wish ourselves the best of luck in the future."

Worldwatch Institute

The Worldwatch Institute (WWI) was established in 1974 as an independent research body based in Washington DC. Its aim is to encourage reflection on and a conscious attitude towards global issues, including sustainable development and social justice.

The WWI collaborates with a number of organisations worldwide, which promote and sell its publications. Worldwatch Institute Norden represents it in the Nordic countries.

In the right direction

The environment has a central place in Norske Skog's new strategy document. This points in the right direction for the future, says Thor H Lobben, our vice president for the environment.

The document commits us to sustainable development by applying high environmental standards and socially responsible business conduct.

"I'm very satisfied with that," says Lobben. "It helps not least to support the efforts being made by our customers in the same areas.

"I'm convinced that a good future both for us, the paper industry and the printed word depends on conducting our business in a way which earns society's acceptance. We'll achieve that when our environmental performance is up to the mark throughout the value chain. It's been said before, but it's worth repeating that the paper industry is better placed than most to be a sustainable business in tomorrow's society."

"Environmental issues are part of the customer quality requirements.

He notes that customers ask about environmental issues, and emphasises that these are part of their quality requirements.

ENVIRONMENTAL CERTIFICATION

Systems for environmental management at the mills and functional units provide tools for continuous improvement. Thirteen of our 14 mills are certified to the ISO 14001 environmental management standard, with the last due to be covered during the first half of 2005. Our corporate department for wood and sawmill chips procurement in Europe has such certification since 2000.

"We want certificates to cover the whole chain from wood purchasing and other procurement, via production, to sales," says Lobben.

Traceability - or Chain of Custody - certificates were awarded to Norske Skog Saugbrugs, Norske Skog Walsum, Norske Skog Union and Norske Skog Follum in 2004. Work is under way to certify the other mills in the same way.

"As a responsible producer, we must know where the wood used by our mills originates, that it derives from forests and plantations managed environmentally well and that no illegal forest operation is involved," says Lobben.

CLIMATE AND POLITICS

"It's become increasingly clear that climate change isn't just an environmental matter, but also a top level political issue with commercial consequences," he adds. "Competitive conditions in the industry could change because many countries with high greenhouse gas emissions are either staying outside the Kyoto collaboration or have no commitments under the protocol.

It is important at this point that the Kyoto mechanisms for reducing emissions are tested in practical reality for the pulp and paper sector and other industries, as the EU is doing with CO_2 emission trading from 2005. The first period, with targets for national commitments for emission cuts under Kyoto, runs from 2008 to 2012. It's also important that international work on setting goals for the post-2012 period gets under way in a satisfactory manner."

PROGRESS IN 2004

Asked to sum up our environmental efforts in 2004, Lobben says, "Put briefly, our improvement targets were achieved for emissions and discharges, we made progress with certification and there were no significant incidents with breaches of legal requirements."



SHARED VIEWS: Øystein Dahle (left) and Thor H Lobben agree that the paper industry is better placed than most to be a sustainable business in tomorrow's society.

"We're focusing on continuous improvement and following up environmental performance by the mills with an environmental index we've developed. The aim was an overall improvement for the group of at least five per cent. That was demanding, but we succeeded well. Our target for 2005 is the same."

Continuous environmental improvement throughout the value chain

Norske Skog shall develop and operate its units by continuously improving their environmental performance. The goal is to reduce the environmental impact to a minimum.

The environmental challenges facing the paper industry cover the whole business, from procurement and use of raw materials, via transport, production and distribution, to collection and recycling of waste. Norske Skog's environmental report indicates how we work in these areas.

CERTIFICATION

Third-party certification has become an important instrument for ensuring and documenting that environmental work is pursued in line with the principles of sustainable development. We were an early adopter of certified environmental management systems, and have worked systematically with this since 1996. In the summer of that year, Norske Skog Skogn and Norske Skog Bruck were among the first mills in the world certified to the ISO 14001 environmental management standard. This happened in June and July 1996.

Environmental certification is particularly important for us in three areas. In addition to the environmental management systems mentioned above, these cover forest certification and Chain of Custody certificates for procurement and mills.

TRANSPORT

Our goal is to transport raw materials and finished products in a way which minimises the environmental impact. Choosing the most environmentally appropriate transport solution represents a major challenge. The relative impact of the various options is not always equally clear. And weight must also be given to factors such as local infrastructure, costs and competitive terms.

MILL PERFORMANCE

Our mills prepare an annual programme which sets performance targets for the most important environmental parameters. The results are measured and reported on a monthly basis to the corporate management via an environmental index developed in-house. This incorporates the most important emissions to the air and discharges to water as well as energy consumption and waste handling.

We want all our mills to meet an environmental standard by 2008 which corresponds to the EU reference document on best available technique for the pulp and paper industry.

Our European mills are already by and large at this level, but some work remains to be done at some of the South American and Australasian facilities.

RAW MATERIAL AND ENERGY USE

One of the main targets for our environmental policy is optimum use of all input factors, including energy consumption. An important subsidiary goal is to exploit our own organic waste products for bioenergy, allowing us to help reduce greenhouse gas emissions by replacing fossil fuels.

RECOVERED PAPER QUALITY

Recovered paper is an important input at a number of our mills, and we are one of the world's largest consumers of this raw material in the production of newsprint and magazine paper. The quality of recovered paper is an important issue in countries where the level of recycling is high. Increasing the proportion of recovered paper while ensuring that this material contains the fewest possible foreign elements represents a major challenge.

CLIMATE POLICY

The emission trading system for carbon dioxide introduced by the EU in 2005 applies to all our mills in continental Europe. During a trial period in 2005-08, these facilities will largely receive the emission quotas they need. It remains unclear what quotas we will receive after 2008, when the Kyoto protocol will come into force. The greatest uncertainty about the protocol's impact on our industry relates to electricity costs. Unfortunately, the Norwegian authorities have opted to exclude the pulp and paper sector from a corresponding trading system in Norway from 2005. As a result, our Norwegian mills find themselves with different frame conditions from their European competitors. We have expressed our disagreement with this policy to the Norwegian government.

CHEMICALS

The new EU legislation on registration, evaluation and accreditation of chemicals (REACH) is likely to come into force in 2007, and represents a source of uncertainty. It remains unclear how far REACH will affect the pulp and paper sector. We are following developments closely together with industry organisations, and will try to prevent the new legislation having negative, competition-distorting effects on the sector in the European Economic Area (EEA) in relation to other parts of the world.

2004

Consumption of raw materials	Consumption of energy	Discharge to water	Air emissions	Production waste	Products
Roundwood 4 995 000 m³	Electricity 11 000 GWh	Effluent 98 mill. m³	CO_2 860 000 tonnes	Sludge 880 000 tonnes	Newsprint grades 3 423 000 tonnes
Sawmill chips 2 415 000 m³	Heat 8 000 GWh	Organic material (COD) 41 000 tonnes	SO_2 910 tonnes	Bark 270 000 tonnes	Magazine paper 1 362 000 tonnes
Recovered paper 1 475 000 tonnes		Suspended solids (SS) 4 100 tonnes		Other 36 000 tonnes	
Purchased pulp 242 000 tonnes		Phosphorous 56 tonnes		Hazardous waste 820 tonnes	
Inorganic fillers 518 000 tonnes					

Norske Skog Environmental policy

Norske Skog's environmental policy is an integral part of the strategy to achieve the overall corporate goal. It shall support sustainable development of environment and natural resources.

The environmental commitments shall be viewed in context with the company's commitments to health, safety and corporate social responsibility.

Norske Skog's environmental strategy and policy applies to all its business units. Norske Skog will work for similar environmental values in joint ventures and partially owned companies.



- **Norske Skog shall operate and develop** its business units by continuously improving their environmental performance, and with a view to reducing the environmental impact to a minimum. The basic requirement is compliance with laws and regulations.
- **Efficient production processes** with high yield on raw material and energy utilisation shall be key objectives in all production units. Environmental aspects shall be integrated in strategic considerations and operational decisions.
- **Environmental responsibilities** and tasks shall be clearly defined and adhered to throughout the organisation. The business units shall educate and train their employees to know and understand the policy, its requirements and the work performance expectations.
- **Certifiable** internationally acknowledged environmental management systems shall be actively applied in the management in all production units.
- **Norske Skog's production units** shall have environmental programs with clear objectives and annually set targets supporting the company's environmental policy and strategic ambition.
- **Norske Skog shall expect** the same high environmental performance from suppliers of goods and services in the value chain as maintained in its own activities. Forest certification shall be encouraged and certified wood suppliers will be given priority.
- **Norske Skog shall have an environmental** performance that supports its customers in reaching their environmental objectives.
- **Norske Skog shall operate and develop** its business units with respect for, and understanding of, the social and cultural values that exist in the countries in which it operates.
- **Norske Skog shall be open** to and actively engage in dialogue with stakeholders and will communicate openly on environmental matters.

Many countries and cultures with a shared belief in the environmental targets

The corporate environment department invited environmental managers from all our mills around the world to a global meeting at Norske Skog Bruck in Austria.

Physical meetings on every issue that comes up is a practical impossibility in a global company like ours. Today's modern society allows a close and effective dialogue to be maintained with the aid of e-mail and tele/videoconferencing. But limits are still imposed by different time zones and the fact that our mills are spread over several continents.

That makes it important to come together face-to-face every so often for in-depth discussions and getting to know each other better - which in turn improves collaboration. So the corporate environment department invited environmental managers from all our mills to a global meeting at Bruck in Austria during November.

"Getting to know colleagues at the other mills in person is important," says Gert Pfleger, environment manager at Norske Skog Bruck. "We worked together efficiently for three whole days, talking openly about strategies and targets. That created a shared understanding on a number of issues. It's interesting to see that colleagues from different parts of the world take the same view of the importance of environmental work and feel the same responsibility for contributing to sustainable development."

GLOBAL MEETING: **Environmental managers from all our mills gathered at Norske Skog Bruck in Austria**



Responsibility for and organisation of environmental work in Norske Skog

Global Norske Skog's chief executive has overall responsibility for our results, including environmental performance. A separate corporate environment (CE) department is responsible for developing and maintaining our global environmental policy, and for specifying and following up strategic environmental targets on behalf of the chief executive. The CE department forms part of our strategy unit.

This department also monitors that the mills and other functional units set their own environmental targets and perform in accordance with these. It receives monthly reports from the mills, which are collated and reported on to the corporate management. The department also cooperates closely with other functions, such as sales and marketing and supply and logistics over factors relating to the natural environment.

Local Naturally enough, most of our environment-related work takes place in the mills. Each mill manager has operational responsibility for meeting environmental targets at their facility. This responsibility is passed down to departmental managers and to each employee.

All the mills have a separate environmental manager, who reports directly to the mill manager and cooperates closely with the CE department. They are the point of contact for the group at each mill. A meeting is held once a quarter between the CE department and all the mills, primarily as a teleconference, in connection with the quarterly reporting. The mills also draw on the CE staff when they need advice and assistance.

Environmental aspects relating to paper and its production are among the factors which concern stakeholders. People want confirmation that efforts to protect the environment are pursued in line with the criteria for sustainable development.

Environmental certification – an important tool in our units

Norske Skog currently utilises internationally-recognised certification systems in the various parts of our business. These meet our requirements for systematising and documenting work in the environmental area, for both in-house and external use. Each certificate is issued by an independent third party who also audits the system.

ENVIRONMENTAL MANAGEMENT

Three more of our mills were certified in 2004 to the ISO 14001 environmental management standard, which means that 13 of our 14 wholly-owned units are covered by this certification. Norske Skog Albury was certified in the first half, with Norske Skog Pisa and Norske Skog Tasman following in the fourth quarter. The last uncertified mill, Norske Skog Steti, will be covered during the first half of 2005.

ISO 14001 specifies requirements for routines and procedures on pursuing effective environmental work at our mills. It calls for continuous performance improvements in this area, and helps the mills both to set targets and to meet them.

Some of our mills are also registered under the European Union's Eco-Management and Audit Scheme (EMAS), which sets requirements similar to those of ISO 14001 for routines and procedures.

The two European organisations for wood procurement, Norske Skog Supply Wood (Norway) and Papierholz Austria, are also certified to ISO 14001. Work is under way to certify other relevant units in our group to this standard.

FOREST CERTIFICATION

The best assurance that the wood we use derives from sustainable forestry is that the forest of origin is covered by an internationally-recognised certification system. Several such solutions are available today, of which the best known - and the most relevant for us - are the Programme for the Endorsement of Forest Certification (PEFC) and the Forest Stewardship Council (FSC). We have approved both of these.

Both systems set standards which describe how a forest must be managed in order to satisfy sustainability requirements. These form the basis for a third-party certification that the forest is managed in accordance with the standards.

Some countries we buy wood from have not come as far as others in forest certification. We basically give priority to wood from certified forests. But special routines have been established for purchasing wood from uncertified forests to check that the latter are managed in a sustainable manner.

TRACEABILITY

In the fourth quarter, Norske Skog Union and Norske Skog Follum were awarded traceability certificates in accordance with the PEFC's Chain of Custody (CoC) standard. Such certification had been secured by Norske Skog Walsum and Norske Skog Saugbrugs earlier in the year.

CoC certificates provide information about the proportion of fibre in the mill's paper which derives from certified forests. The system we use also makes it possible to trace a product back to the specific forests which supplied the raw material.

CoC is a global target for all our mills, and work on CoC certification will continue during 2005 in line with our global environmental policy for wood purchases.

Norske Skog Supply Wood, which buys for the Norwegian mills, also has such CoC certificate. So do the other European procurement organisations we use for wood purchases.

Mill/unit	ISO 14001	EMAS	CoC
Brück	X		
Follum	X	X	X
Golbey	X	X	
Parenco	X		
Saugbrugs	X	X	X
Skogn	X		
Steti	Q 2 2005		
Union	X		X
Walsum	X		X
Albury	X		
Boyer	X		
Tasman	X		
Bio Bio	X		
Pisa	X		
S&L Wood	X		X

ISO 14001: International environmental management standard
EMAS: Eco-Management and Audit Scheme (EU standard for environmental management) CoC Chain of Custody

Raw material consumption

Consumption of raw materials in 2004



- Roundwood and sawmill chips 57 %
- Purchased pulp 5 %
- Recovered paper 28 %
- Inorganic fillers 10 %

Certified percentage woodfibre, 2000-2004


%
80
70
60
50
40
30
20
10
0
Norway
EU
South America
Australasia
Total

- 2000
- 2001
- 2002
- 2003
- 2004

Distribution of raw material used in Norske Skog's mills, 2004


%
100
80
60
40
20
0
Bruck
Follum
Golbey
Parenco
Saugbrugs
Skogn
Steti
Union
Walsum
Bio Bio
Pisa
Albury
Boyer
Tasman

- Inorganic fillers
- Recovered paper
- Purchased pulp
- Sawmill chips
- Roundwood

Norske Skog's mills consume renewable and recycled fibre raw materials. Roundwood, sawmill chips, chemical pulp and recovered paper originate from forests which are managed to ensure that they retain their productivity and biological diversity.

We are not a significant forest owner. Only just over four per cent of the wood we consume comes from our own forests. We set strict standards for those we buy wood from, including environmental certification and our own checks. Roundwood and chips used in our products originate from sustainable forestry. (See pages 39 and 41.)

Recovered paper is also an important raw material. It contributes directly to recycling by converting discarded newspapers and magazines to new publications. (See page 42.)

Chemical pulp is added to our magazine paper to provide the necessary strength. We do not produce such pulp ourselves, but purchase it from external suppliers.

A number of paper grades also contain inorganic fillers and coating materials.

VIRGIN WOOD

Roundwood and chips used by our European mills originate from forests which have been in commercial use for centuries, and which comprise local tree species. Spruce is the only virgin wood we use in Europe.

Roundwood and chips used by the mills in Brazil, Chile, Australia and New Zealand come from forest plantations. Both radiata and loblolly pine are used in South America, while Australasia uses radiata pine. Norske Skog Boyer consumes 27 per cent eucalyptus as virgin wood. The pine species in the plantations have been introduced from North America.

ENVIRONMENTAL CRITERIA

Customers regard the proportions of wood fibre originated from certified forests and from recovered paper as important environmental criteria for the raw materials used in paper products. The introduction of Norway's Living Forest standard in 1998 gave the Norwegian mills a lead which they still retain.

Consumption in 2004

		Europe	South America	Australasia
Inorganic fillers	2004:	504 000 tonnes	1 000 tonnes	13 000 tonnes
	2003:	512 000 tonnes	2 000 tonnes	12 000 tonnes
Recovered paper	2004:	1 307 000 tonnes		167 000 tonnes
	2003:	1 226 000 tonnes		170 000 tonnes
Purchased pulp	2004:	210 000 tonnes	19 000 tonnes	14 000 tonnes
	2003:	211 000 tonnes	13 000 tonnes	21 000 tonnes
Sawmill chips	2004:	1 491 000 m³	195 000 m³	729 000 m³
	2003:	1 391 000 m³	192 000 m³	610 000 m³
Roundwood	2004:	3 231 000 m³	597 000 m³	1 167 000 m³
	2003:	3 089 000 m³	596 000 m³	1 242 000 m³

Combating illegal logging

Norske Skog is involved in the combat against illegal logging. We give priority to wood from certified forests because that gives us a guarantee from an independent third party that their management meets all the requirements claimed by forestry and environmental legislation. Other forest owners are required in part to provide a written declaration that the wood has been legally harvested.

Illegal logging is an unfortunate collective term for unlawful forestry and trading with forest products.

Those involved in such activities avoid controls and do not need to take care of environmental values. This is environmental crime. Taxes are evaded and the social rights of forest workers ignored. This is financial crime.

OUR INVOLVEMENT

We are involved in the combat against unlawful forestry both directly and in cooperation with other industry players and environmentalists. To prevent unlawful activity, we must know the origin of our roundwood. If it hails from a certified forest, this confirms that the operation satisfies all the requirements of forest management and environmental legislation. Industry suppliers who have Chain of Custody certificates can also confirm that the roundwood has been legally sourced. We accordingly give priority to certified suppliers.

Forest certification has not come far enough at present for all our roundwood deliveries to come from certified sources. We accordingly require our suppliers to provide a written self declaration that the wood is legally harvested and does not originate from conservation areas. But self declarations are not enough.

We have therefore developed our own system for ensuring that non-certified roundwood can be traced back to the felling site, allowing us to check that the forest operation is legal and sustainable. We select a random sample of timber consignments delivered to port for onward transport to our mills. All documents relating to the roundwood are checked, including the waybill, purchase contracts, felling permits and forest management plans. Information in the documents on the forest owner's identity, the quantity involved, mode of logging and felling site is cross-checked. A check is also made at the felling site that the permit terms have been observed. The volume felled has to accord with the condition of the forest, environmental considerations must have been taken into account and all statements made have to be borne out. All our contracts contain a clause which entitles us to carry out such checks.

JOINT EFFORT

Many negative consequences follow from unlawful forestry and forest product trade. So a number of international organisations - such as the UN Food and Agriculture Organisation (FAO), the International Timber Trade Organisation (ITTO) and also the European Commission - have called for the adoption of measures to combat such activities. Illegal logging in all its forms has been put seriously on the international agenda.

Environmental organisations are also strongly involved in seeking to prevent unlawful forestry causing deforestation, a reduction in biodiversity and a threat to the traditional lifestyles and rights of indigenous peoples.

For the forest industry, unlawful forestry and forest product trade can encourage negative attitudes which extend to serious players and their products. So the industry's own interest organisations are participating in the combat against unlawful activity.

FINANCIAL MOTIVES

Illegal logging involves the felling of rare species and logging in vulnerable areas which cannot cope with the changes wrought. Its consequences can include erosion, decertification, extermination of species or destruction of the livelihoods of local populations.

Unlawful forestry, such as logging without government permission, can lead to over-felling which reduces the resource base in the long term.

Naturally, logging on somebody else's land and direct theft of timber are also unlawful. Unlawful forestry and forest product trade usually have financial motives. Evading tax on income reduces government revenues. When logging goes unregistered, the rights of forest workers are also ignored. Illegal loggers gain an economic advantage over serious players in the market and distort competition. Unlawful timber sales can also involve money laundering.

The scope of unlawful forestry and forest product trade varies from region to region. In some countries with very valuable tree species and little government control, more than half of all timber sales are estimated to conflict with laws and regulations. In other counties, such activities can follow changes in the political regime.

Combating unlawful forest operation is one of Norske Skog's goals. We want to collaborate with the authorities in reducing the scope of illegal forest product trade. And we want to be able to document to customers that they are not participating in illegal logging when they buy our paper.

Recovered paper is a resource

Norske Skog's mills are making ever more use of recycled paper as a raw material. That represents a good resource and good environmental policy - and can be good economics.

The paper we produce is used for newspapers, weekly magazines and other publications, which are collected on a large scale and recycled after they have been read.

As a material, paper is particularly well suited to meeting tomorrow's requirements for sustainable development. Three of the most important characteristics are that its primary raw material - wood - is renewable, that it derives from forests managed in a sustainable ways and that wood fibres have qualities which allow them to be reused many times.

It is important to appreciate that old fibres in recovered paper products and virgin material from the forest supplement each other. Virgin fibre must be added to the cycle as a replacement for that which get lost or deteriorate in the recycling process.

FROM BURDEN TO BENEFIT

Large volumes of used paper products represented a capacity problem at waste landfills 10-15 years ago. The authorities in many countries were concerned to find a solution.

This picture has changed in many ways. Collection of paper from industry and households is now at a level earlier considered unattainable.

Recycling capacity has been expanded, to process the available recovered paper volumes. Collection of all types of paper and board is well above 70 per cent of total consumption in countries, which top the European statistics. The average for Europe in 2003 was 57.3 per cent. Australia is another country with a high collection rate.

Newspapers and magazines are very suitable for collection. The proportion of recovered paper as raw material in the total production of newsprint in Europe was 74 per cent in 2004.

Many forces have driven this. One is recy-



PIONEER: Norske Skog Bruck has been using recovered paper to produce newsprint since 1973.



cling technology. Recycling became well established in newsprint production before it was feasible for magazine paper, which calls for higher cleanliness and brightness.

Our mill in Austria was a pioneer in this development, and also has the longest experience in our group with using recovered paper to produce newsprint. It became one of the first to start such output as early as 1973.

PROCESSING AND QUALITY

Many categories are available in the recovered paper market for different applications. Corrugated containers is the largest category for packaging grades, for instance, while our mills need collected newspapers and magazines - a category often known as deinking grades, which reflects the need to remove printing inks. Products such as cardboard, toilet paper and kitchen paper also use this type of recovered paper.

As the collection rate increases, more and more attention is being paid to the quality of recovered paper. Both the level of collection and the suitability of this material for new production depends on how it is collected and sorted. High standards are set for cleanliness.

The first step in the treatment process is the removal of large objects, which include staples, steel wire, plastic and CDs. Ink is then removed in a multistage treatment process. Roughly 80 per cent of the recovered paper becomes available for use in new paper.

The process removes ink and fibre fragments as a sludge, which is incinerated together with other combustible material. The energy is recovered and used for drying.

Less energy is required to free the fibres in paper than in wood logs, so producing newsprint from recovered paper consumes less electric power than for virgin wood. On the other hand, mills using recovered paper do not get the heat recovered from thermomechanical pulp production or the biofuel provided by bark and other wood waste.

INTERNATIONAL TRADE COMMODITY

Large volumes of recovered paper are traded across national boundaries and the world's oceans. The USA exports substantial quantities to Asia, while European sales to Asian countries have totalled about 3.5 million tonnes annually in recent years.

Production at our partly-owned mills in Korea, China, Thailand and Malaysia is based on recovered paper. The same will apply at the new mill under construction in Hebei province in China.

Recovered paper in newsprint production 2004	
Norske Skog Albury	41 %
Norske Skog Boyer	22 %
Norske Skog Bruck	80 %
Norske Skog Golbey	63 %
Norske Skog Parenco	77 %
Norske Skog Skogn	27 %
Norske Skog Steti	44 %

Use of recovered paper, Norske Skog 1995-2004


Tonnes
1 500 000
1 200 000
900 000
600 000
300 000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Energy consumption

Electricity and thermal energy are significant input factors in newsprint and magazine paper production. A strong focus on energy consumption is therefore important both for the environment and for mill profitability.

Total energy consumption in Norske Skog, by source



- Purchased electricity 54 %
- Fossil 15 %
- Bio 13 %
- Recovered 10 %
- Other 8 %

Europe
Total: 13 000 GWh
3.61 MWh per tonne



- Purchased electricity 54%
- Fossil 15 %
- Bio 14 %
- Recovered 13 %
- Other 4 %

Australasia
Total: 4 600 GWh
5.19 MWh per tonne



- Purchased electricity 54%
- Fossil 22 %
- Bio <1 %
- Recovered 2 %
- Other 22 %

South America
Total: 1 400 GWh
4.71 MWh per tonne



- Purchased electricity 55 %
- Fossil 1 %
- Bio 44 %

The choice of energy carrier is also very significant in environmental terms. While the industry cannot exert much influence on the sources of electricity it takes from the grid, mills have greater opportunities for choice with regard to thermal energy. We have worked for many years to reduce our fossil fuel consumption through greater use of biofuels produced on-site or purchased externally, and through heat recovery from the production process.

Energy consumption at our wholly-owned mills in 2004 totalled 19 000 gigawatt hours (GWh), which breaks down into:

Energy	
Electricity	11 000 GWh
Thermal energy	8 000 GWh

Just over 2 400 GWh of this consumption originated from biofuels produced on-site or purchased externally, and 1 830 GWh was heat recovered from the process. Energy produced from fossil fuels accounted for just over 2 900 GWh or 15 per cent of total energy consumption.

The biggest users of fossil fuel are the cogeneration plants at Norske Skog Bruck in Austria and Norske Skog Parenco in the Netherlands, where natural gas is used to generate both electricity and heat. Fossil fuels are also extensively used by the Australian mills to generate heat. Consumption of fossil fuels at these five facilities accounted for more than 80 per cent of total usage by our mills in 2004.

Norske Skog will continue its efforts to minimise the use of fossil fuel, and thereby its emissions of carbon dioxide - one of the greenhouse gases. Organic waste produced on-site will be used as far as possible as biofuel to replace fossil fuels. Among the latter, natural gas will be given priority where available.

ELECTRICITY

Ninety-two per cent of the electricity consumed in 2004 was purchased from external suppliers, with the remainder generated in-house - mainly from the cogeneration plants at Norske Skog Bruck and Norske Skog Parenco. Small quantities were also generated from biofuel at Norske Skog Saugbrugs in Norway and Norske Skog Bio Bio in Chile.

Average specific consumption of electricity by all the mills in 2004 was 2.3 MWh per tonne of paper produced.

THERMAL ENERGY

Mills based on thermomechanical pulping (TMP) have opportunities to recover part of the electricity used in the TMP process as heat. Most of our mills based on TMP recover this energy for use in other parts of the production process. More than 20 per cent of the energy supplied as electricity at these facilities was recovered in the form of heat during 2004.

Heat is primarily used for drying paper. About 52 per cent of the thermal energy used in 2004 was based on biofuel or heat recovered from the production process for TMP. Twenty-eight per cent was produced in-house by fossil fuels. The remainder primarily took the form of steam purchased from external suppliers as well as geothermal energy used at Norske Skog Tasman in New Zealand.

Use of fossil fuels (kWh per tonne of paper)


kWh/tonne
1 000
800
600
400
200
0
2000
2001
2002
2003
2004

- Coal
- Oil
- Gas

New incinerator boosts energy recovery

A new fluidised bed incinerator, which exploits residual material at Norske Skog Parenco to produce energy, came on line in 2004. Combined with modern treatment equipment, increasing waste incineration to replace fossil fuels also contributes to a cleaner environment.

Norske Skog Parenco produces about 420 000 tonnes of paper annually, with recycled fibre from newspapers and magazines accounting for roughly 75 per cent of its raw material. The Dutch mill receives some 400 000 tonnes of recovered paper each year, collected mainly from households in the Netherlands, Belgium and Germany.

The mill is working continuously to optimise its production process, and expects to need more recovered newspapers and magazine in coming years.

PRODUCING BIOENERGY

Increased use of recovered paper also means more residual material. After an initial rough sorting to remove unwanted materials such as plastics, staples and so forth, deinking takes place in a multi-stage flotation process. Around 80 per cent of the recovered paper entering the mill is used as raw material, with most of the rest taking the form of organic material which can be used as fuel for energy production.

The existing fluidised bed incinerator at the mill dated from 1983 and failed to satisfy today's stringent environmental standards. Nor did it have sufficient capacity to burn the increasing volumes of residual material from the production process. So the decision was taken to invest in a new installation. Work on constructing the incinerator began in 2002, with start-up and trial operation in the spring of 2004.

The heart of the incinerator is a hot bed (850°C) filled with whirling sand. Residual material is fed into the bed and burnt. Heat generated by the incineration process is turned into steam, used partly as a direct input to the paper production process in the form of heat and partly to generate electricity in a turbine. The remaining ash is utilised as a cement additive.

This new incinerator allows Norske Skog Parenco to process about 200 000 tonnes of residual material - twice the capacity of the previous facility and more than sufficient for the mill's future needs.

The bulk of the residual material qualifies as biomass, and burning it reduces fossil fuel consumption for energy generation and thereby carbon dioxide emissions.

Modern techniques are also applied to treat incinerator flue gases, which accordingly meet the strictest emission standards.

So this installation is good news not only for Norske Skog Parenco but also for the environment.

MODERN: The new incinerator is good news for Norske Skog Parenco and for the environment.



Making progress on reducing emissions and discharges

Trends in CO_2 emissions per tonne for 2000-2004


kg/t
2000
2001
2002
2003
2004
Europe
Australasia
South America
Total

Trends in discharge of waste water per tonne for period 2000-2004


2000
2001
2002
2003
2004
Europe
Australasia
South America
Total

Trends in discharges of organic material (COD) per tonne for 2000-2004


kg/t
2000
2001
2002
2003
2004
Europe
Australasia
South America
Total

Discharges to water from the production process consist primarily of fibre and dissolved organic material. Roughly 90-95 per cent of the chips and roundwood used, and about 80 per cent of the recovered paper, are converted to products. The remainder ends up as solid waste or sludge, or escapes with the waste water. The latter is treated in various types of treatment plants before being discharged to the recipient.

Emissions to the air derive primarily from energy generation. Most mills have their own incinerators for producing thermal energy. In modern mills, by-products such as sludge from from waste water treatment and deinking plants and other organic waste from the production process are utilised as biofuel for thermal energy production. Fossil fuels are also used in the form of gas, oil or coal. Environmental loads primarily relate to emissions of sulphur dioxide and nitrogen oxides as well as carbon dioxide from burning fossil fuels.

Discharges to water from our mills have shown a positive trend over the past three years. Specific discharges (the amount discharged per quantity of paper produced) of dissolved organic material (chemical oxygen demand - COD) to water fell by almost 10 per cent from 2003, while suspended solids were down by almost 40 per cent. Nutrients released were on a par with 2003.

Specific emissions of fossil carbon dioxide declined by more than 10 per cent from 2003. Reductions were achieved in both Europe and Australia. No change occurred in specific emissions of sulphur dioxide, while nitrogen oxide emissions rose a little by comparison with the year before.

Emissions and discharges from all the mills are measured regularly, but measuring and reporting routines vary somewhat in line with national requirements and regulations. No significant infringements of the emission limits set by the regulatory authorities occurred at our mills in 2004.

EUROPE

The process of adapting to the EU's integrated pollution prevention and control (IPPC) directive is under way at several of our European mills. This directive includes provisions for determining standards for emissions to the air, discharges to water, noise and waste management. It also permits the authorities to set requirements for energy consumption.

Norske Skog Skogn's emission permit was revised in 2004 on the basis of the IPPC directive. Norske Skog Saugbrugs received a new permit in 2003, with Norske Skog Follum and Norske Skog Union due to follow in 2005-06. Norske Skog Saugbrugs, Norske Skog Skogn and our other mills in Europe already by and large satisfy the standards. However, Norske Skog Follum and Norske Skog Union are likely to need investments.

Reducing water consumption has been a goal for several of Norske Skog's European mills in recent years, and the volumes used continue to decline steadily. Specific discharges of organic material (COD) for the European mills have declined further, to an average level of just below five kilograms per tonne of paper produced in 2004.

Emissions of fossil carbon dioxide fell by more than 15 per cent from 2003 to 2004. This decline primarily reflects reduced consumption of fossil fuel by the cogeneration facilities at Norske Skog Parenco and Norske Skog Bruck.

AUSTRALASIA

Discharges to water changed little in 2004 compared with the year before. Total water consumption increased somewhat, but discharges of organic materials showed a marginal decline. Emissions of fossil carbon dioxide continued to develop positively after a rising trend was reversed in 2003. Specific emissions of carbon dioxide have declined by more than 10 per cent over the past two years.

On average, discharges to water are significantly higher than at the European mills. This partly reflects special conditions at Norske Skog Boyer. It utilises an unusual process to produce part of its pulp, which yields higher discharges than traditional pulp production at newsprint mills. This process is used to exploit eucalyptus as a raw material.

Norske Skog intends to enchance the mill's treatment plant in order to achieve a large reduction in discharges.

SOUTH AMERICA

Discharges of organic materials to water at Norske Skog Bio Bio in Chile have declined sharply since its new sedimentation plant for waste water treatment became operational in May 2003. This facility had its first full year of operation in 2004, and discharges of dissolved organic substances measured as COD were reduced by about 35 per cent compared with the year before. However, the mill is having difficulties meeting the new national discharge standard for easily degradable organic material (biochemical oxygen demand over five days - BOD5). The mill is working to identify the cause and then implement measures. The mill is also due to cut boiler dust emissions by rebuilding boilers and installing an electrostatic precipitator. This project is due for completion in 2005.

Emissions of fossil carbon dioxide from the South American mills doubled compared with 2003, but at a low level. Norske Skog Bio Bio uses some fossil fuel for energy generation in addition to biofuel, while Norske Skog Pisa uses only biofuels.

Emission trading for pulp and paper: One rule in the EU, another in Norway

The European Union has opted to include the pulp and paper industry when emission trading for carbon dioxide starts there in 2005. But Norway is excluding this sector from its similar system.

Norske Skog has made it clear to the Norwegian authorities that the country's pulp and paper manufacturers must get the same frame conditions as the rest of Europe. At present, the industry in Norway pays carbon tax on its oil and coal consumption.

EARLY START

While it still was uncertainty about whether and when the Kyoto protocol would come into force, the EU resolved to take specific action to meet its obligations under this agreement. Member countries have undertaken to reduce greenhouse gas emissions by an average of eight per cent from the 1990 level.

The EU has approved a directive on introducing emission trading in two stages - a trial period in 2005-07 and full implementation from 2008, when commitments under the Kyoto protocol come into force. Under the trading system, each mill gets a quota for the greenhouse gas it is allowed to release. Any emissions above this level must be covered by buying quotas in the CO_2 market from mills which under-emit, or by emission reductions.

LIMITED FINANCIAL IMPACT

The financial impact of European emission trading on our mills in Europe will be limited in the short term. Quotas allocated to them for 2005-07 are close to the amounts they expect to release. When the Kyoto protocol's commitments come into force in 2008, a cut in mill quotas is expected.

UNCERTAINTY OVER POWER PRICES

The biggest source of uncertainty for the European pulp and paper industry in the long term is how the climate agreement and emission trading will affect power prices. A one-sided rise in Europe's electricity costs could have unfortunate consequences in terms of global competitiveness.

CLIMATE CHANGE POLICIES IN AUSTRALASIA

Of the countries outside Europe where we produce paper, New Zealand is the only one with obligations under the Kyoto agreement.

A carbon tax on fossil fuel will be introduced in 2007 as one means of meeting these commitment. That will mean higher energy prices. The size of the tax will be related to the market price of carbon dioxide, up to a ceiling of NZD 25 per tonne.

The primary consequence for Norske Skog Tasman will be an increase in power prices.

Since New Zealand companies will be exposed to competition from non-Kyoto countries, opportunities will be given under certain conditions to seek exemption from the carbon tax in the first commitment period (2008-2012). In return these companies are expected to commit to reductions in carbon emissions. Norske Skog Tasman is negotiating on this with the New Zealand government.

Norske Skog Albury in Australia has also been affected by climate change policies despite the fact that Australia has not ratified the Kyoto protocol. The New South Wales State government introduced an emissions trading scheme based on state electric generation and consumption in January 2003. This scheme incorporates emission reduction targets through to 2007 and will run until 2012 or until a national emissions trading scheme is introduced.

The Kyoto protocol

A milestone for international climate collaboration will be passed in 2005 when the Kyoto protocol finally comes into force.

A number of countries agreed this climate deal in December 1997, but getting it ratified by sufficient nations has proved a lengthy process. The USA and Australia made it clear in the spring of 2001 that they would not be ratifying the protocol. That made its implementation dependent on Russian approval. Russia accounts for 17.4 per cent of greenhouse emissions from industrial countries. Its ratification on 18 November 2004 made the protocol legally binding from 16 February 2005 for the 128 parties which had signed it.

PROTOCOL PROVISIONS

The Kyoto agreement aims to secure an average reduction in greenhouse gas emissions by the industrialised nations in 2008-2012 to at least five per cent below the 1990 level.

An international emission trading regime was also established, making it possible to buy and sell quotas between the industrialised countries. Emission-reducing measures carried out in other industrialised nations can also be credited in one's own country.

Due to come fully into force after an early implementation phase, a clean development mechanism aims to encourage investment by industrialised nations in climate-related measures in developing countries.

A fund has also been created to provide financial support for developing countries which want to participate in collaboration on the climate.


KATHARINA EHLER

ENVIRONMENTAL FRIENDLY: Paper from Norske Skog Follum and Norske Skog Saugbrugs is now transported from Halden, Norway.

Waste

Sludge from effluent treatment and deinking plants for recovered paper and bark represent the principal types of organic waste at our mills. They are mostly incinerated to generate thermal energy, which yields substantial quantities of ash - 180 000 tonnes in 2004. About 65 per cent of this was used as a raw material in cement production, while the rest largely went to landfills. Hazardous materials account for less than one per cent of the waste produced at our mills.

The volume of waste generated in our mills has risen in line with spending on biological treatment plants, which yield large quantities of sludge. To deal with these increased waste volumes, substantial investments have been made in dewatering equipment and sludge incineration to generate energy. The aim is to exploit as much biological waste as possible for biofuel. Virtually all organic waste is now used in this way in Europe and South America. The proportion is much smaller in Australasia, where more use is made of sludge and ash for soil improvement in agriculture.

Noise

All but one of our mills accord with the noise standards set by the regulatory authorities. The exception is Norske Skog Tasman, where measurements indicate that the New Zealand mill may exceed local noise guidelines in an area close to the facility. However, no complaints have been received and no remedial measures have been required by the authorities.

Six of our mills received complaints about noise from neighbours in 2004, primarily as a result of acute incidents where remedial action was taken immediately. Complaints about ground vibration have been received by Norske Skog Parenco. The position at the Dutch mill was improved with the installation of new equipment in 2003, but some complaints are still being made. A closer look will be taken at the problem in 2005.

Transport

Transport of raw materials

The mix of transport methods used to bring raw materials to the mills varies greatly from region to region, reflecting differences in mill location, local infrastructure and established transport patterns. Road transport dominated overall in 2004, with a 76 per cent share. Rail and maritime transport accounted for around 12 per cent each.

The share of road transport in Europe was on a par with 2003 at around 70 per cent. Rail transport declined from 13 to 12 per cent, while transport by water - including rafting - rose from 16 to 18 per cent. Road transport went up from 83 to 85 per cent in the Australasia region, with a corresponding reduction in rail transport. South America experienced no significant changes from 2003.

Transport of products

Delivery of finished products from the mills involved some increase in road transport, from 42 to 44 per cent, while transport by both rail and ship declined by one per cent to 22 and 34 per cent respectively. The increase in road transport occurred in Europe. Road transport declined somewhat in South America and vessel shipments rose. While road transport dominates in South America, consignments are spread more evenly between all three modes of transport in Europe and Australasia.

Environmental aspects of transporting products in Europe

Since Norske Skog Logistics was established in 1999, a commitment has been made to optimising the logistics of transporting products in terms of both economics and environmental impact.

Products are primarily dispatched from the Norwegian mills in side-port ships or by rail. Collaboration deals with a few leading contractors have reduced the number of transport companies working for our five mills in continental Europe from more than 100 to five. All of the latter use Euro 3-class lorries, and new vehicles they acquire will be classified to Euro 4. This classification relates to engine type and emission levels.

A growing number of lorries in Germany run on biofuel, and almost all are fitted with noise-reducing equipment.

Most of our external terminals are ISO-certified, and most of the ports we use respect the Green Award Certificate. This means that vessels over 20 000 tonnes pay reduced port fees if they hold such a certificate.

Norske Skog Logistics has worked constantly from the start to reduce the number of tonne-kilometres performed with lorries to the lowest possible level. This has been done by giving priority to side-port ships, containers and swap bodies, or rail for transport to local markets before final distribution by road.

Disposal of mill waste in 2004


%
100
80
60
40
20
0
Total
Europe
South America
Australasia
Energy recovery
Landfill
Cement industry
Agriculture
Sale/delivered collectors

Total production waste generated by Norske Skog mills 2004

Total waste volume 700 000 tonnes (dry)


Sludge (dry) 57%
Bark 38%
Other 5%

Transport of raw materials


%
100
80
60
40
20
0
Total
Europe
South America
Australasia
Ship
Rail
Road

Transport of products


%
100
80
60
40
20
0
Total
Europe
South America
Australasia
Ship
Rail
Road

Investment in waste reduction and water-saving

NOK 157 million was devoted to environmental investments at Norske Skog mills in 2004. The biggest spending was on managing waste and reducing water use.

Waste projects accounted for almost 60 per cent of the environmental investment, while spending to reduce water consumption came to roughly 15 per cent. Thereafter came emissions to the air, noise reductions and dealing with chemicals. Norske Skog Parenco in the Netherlands invested NOK 66 million in connection with the completion of its new boiler. This work began in late 2002, and trial operation of the boiler began in January 2004. Total investment was about NOK 280 million. Further spending is planned in 2005 to optimise handling of sludge and other organic waste used as biofuel for the boiler.

Recovered paper contains a good deal of other waste which must be removed before the recycled fibre can enter the production process. Norske Skog Golbey in France invested NOK 22 million during 2004 to improve separation and handling of such waste. This spending has made it possible to utilise more than 90 per cent of the organic waste accompanying the recovered paper as biofuel in the mill's boiler. The volume of organic waste sent for deposition has thereby been reduced by more than 300 tonnes per month.

Projects were launched at Norske Skog Golbey and Norske Skog Albury in Australia to reduce fresh water consumption. Work at the French mill aims to permit up to 7 000 cubic metres of biologically-treated waste water per day to be recycled through the process, with a corresponding reduction in discharges. Initiated in late 2004, this project will continue in 2005 with the installation of sand filters.

The Norske Skog Albury project aims to reduce fresh water consumption by the paper machine, and thereby the volume of waste water. It is expected to achieve a cut of about 15 per cent from the total present volume of waste water. A new cooling tower and heat exchanger were installed during 2004 in the water circulation system on the paper machine. Work is due to be completed in 2005 with the installation of new membrane filters.

ENVIRONMENT-RELATED OPERATING COSTS

Environment-related operating costs totalled NOK 58 per tonne of product, on a par with the 2003 figure. However, an increase in production volume from the year before meant that total environment-related operating costs for 2004 rose by five per cent to NOK 279 million.

Of this spending, chemicals for treatment plants and sludge dewatering accounted for almost 30 per cent, and pay and maintenance for just under 20 per cent each. Various fees and taxes accounted for about 15 per cent.

The remainder relates primarily to energy costs for operating treatment plants, waste disposal, inspections and investigations, and analyses.

ENVIRONMENTAL INVESTMENT ALSO YIELDS SAVINGS

The overview of environment-related investment looks only at the cost side. However, many of these investments also provide savings. These include spending on new equipment which consumes less energy. Treating discharged liquids yields organic sludge, which can be used as biofuel and thereby reduce fuel purchases. Other examples include better dewatering of sludge, which enhances its calorific value and further reduces the need to buy fuel. Reducing water use cuts energy consumption because lower volumes need to be pumped around the system and heated.

■ Environment-related costs embrace environmental investments and environment-related operating costs. Costs shown here are based on best estimates, and on spending which we believe has primarily been made to achieve environmental improvements.

Environmental investments are defined as costs relating to the installation of treatment plants and waste-handling equipment, noise reduction, energy saving, environmental monitoring and environment-related rehabilitation.

Environment-related operating costs are defined as the cost of chemicals for treatment plants and sludge dewatering, maintenance of such facilities, pay for employees involved in environment-related work and treatment plant operation, environment-related trials, surveys, fees and taxes, and the operation and maintenance of waste disposal facilities.

Tasmania has a high level of biodiversity, with a unique flora and fauna. But several animal species native to this island south of the Australian mainland are under threat.

Backing biological diversity

Norske Skog Boyer, a substantial player in Tasmania's forest industries, has a special interest in protecting the natural environment. The mill is heavily involved in efforts to protect threatened or vulnerable species of animal.

THREATENED BY CANCER

Best known internationally through the "Taz" character in Bugs Bunny and other cartoons, the Tasmanian devil *(Sarcophilus harrisii)* ranks as the world's largest surviving marsupial predator and is unique to the Australian island.

Its body size varies greatly, depending on habitat and available food, but is on average similar to a small dog. Resembling a little bear, the animal is black or brownish and has a white throat patch and white spots on its sides. Large males weigh up to 12 kilograms and stand about 30 centimetres high at the shoulder.

The Tasmanian devil has been wholly protected by Tasmanian law since 1941. Their populations have flourished and, until recently, were abundant and apparently safe. Fittingly, the devil is the symbol of the Tasmanian National Parks and Wildlife Service.

However, these animals are being threatened by an unpredictable enemy - a cancer-like disease of unknown origin which causes facial tumours. Up to 90 per cent of some populations have died, and the authorities are deeply concerned that failure to halt the spread of the disease will bring the "Tassie" devil to the brink of extinction.

As part of efforts to protect these animals, Norske Skog Boyer is sponsoring a captive breeding programme for the animals at the Tasmanian Bonorong Wildlife Park. By quarantining them from the facial cancer, such programmes offer a way of ensuring the continued survival of this unique marsupial in the island.

The mill is also sponsoring the development of a proposed animal rehabilitation centre at the Beaumaris Zoo in Hobart, the capital of Tasmania.

ESTABLISHING RESERVES

Wedge-tailed eagles are an important protected Tasmanian bird species. As part of its forestry operations, Norske Skog Boyer conducts regular surveys of planned logging coupes and native woodlands. Where nests are spotted, reserves are established up to one kilometre from the nest in the breeding season to protect the birds from disturbance.

A number of other endangered or vulnerable species are found in the mill's forest environment, such as the Australian grayling, the grey goshawk, the eastern barred bandicoot, the Hydrobiid snail and cave dwelling invertebrates. Forestry activities take the requirements of these species into account to ensure their continued survival and the maintenance of Tasmanian biodiversity.

■ Signs of life from Tasmanian tiger The Tasmanian tiger is a large marsupial which most scientists believe to be extinct. Each year, however, there are about a dozen unconfirmed sightings in remote areas of the island state and several reported sets of tiger tracks. Other marsupial species, such as possums and wallabies, are abundant in Tasmania.



SAVING THE DEVIL: Tasmanian Bonorong Wildlife Park has launched a project to breed Tasmanian devils.

Mill figures

		ALBURY	BIO BIO	BOYER	BRUCK	FOLLUM	GOLBEY	PARENCO
Production	Tonnes	262 000	118 000	291 000	352 000	399 000	600 000	415 000
USE OF ENERGY								
Electric power	MWh/tonne	2.18	2.30	2.20	1.39	2.76	1.73	1.58
	GWh	571	271	640	489	1 101	1 039	657
Thermal energy	GJ/tonne	6.21	4.53	8.43	4.79	5.93	4.72	5.29
	TJ	1 627	535	2 453	1 686	2 366	2 832	2 195
DISCHARGE TO WATER								
Effluent	m³/tonne	10.30	37.70	46.50	12.00	15.50	9.40	10.90
	1 000 m³	2 699	4 449	13 532	4 224	6 185	5 640	4 524
Organic material (COD)	kg/tonne	4.1	27.3	51.2	2.6	11.1	1.9	2.9
	tonnes	1 061	3 221	14 899	915	4 429	1 140	1 204
Suspended solids (SS)	kg/tonne	0.2	2.1	3.3	0.2	1.1	0.1	0.1
	tonnes	39	248	960	74	439	72	42
Phosphorous (tot-P)	g/tonne	1.4	67.0	24.1	4.4	8.7	11.8	13.7
	tonnes	0.4	7.9	7.0	1.5	3.5	7.1	5.7
AIR EMISSIONS								
CO_2 (fossil)	kg/tonne	298	39	852	593	12	41	497
	tonnes	78 076	4 602	247 932	208 736	4 776	24 360	206 255
WASTE								
Waste to landfill	kg/tonne	25	0	194	0	15	10	3
	tonnes	6 445	0	56 309	0	5 985	6 120	1 204
ENVIRONMENTAL MANAGEMENT SYSTEMS								
Type of system*		ISO	ISO	ISO	ISO	ISO/EMAS	ISO	ISO/EMAS

		PISA	SAUGBRUGS	SKOGN	STETI	TASMAN	UNION	WALSUM
Production	Tonnes	177 000	520 000	544 000	106 000	380 000	252 000	416 000
USE OF ENERGY								
Electric power	MWh/tonne	3.09	2.57	2.57	2.00	3.41	2.63	1.87
	GWh	546	1 337	1 395	212	1 296	663	780
Thermal energy	GJ/tonne	8.60	5.52	5.60	4.74	9.01	5.06	5.77
	TJ	1 522	2 870	3 046	502	3 424	1 275	2 400
DISCHARGE TO WATER								
Effluent	m³/tonne	19.00	17.80	13.50	28.14	57.60	16.60	12.40
	1 000 m³	3 363	9 256	7 344	2 983	21 888	4 183	5 158
Organic material (COD)	kg/tonne	4.3	4.6	4.8	0.0	10.5	9.7	3.3
	tonnes	768	2 376	2 611	0	3 990	2 454	1 381
Suspended solids (SS)	kg/tonne	0.2	0.2	0.9	0.0	2.6	1.6	0.2
	tonnes	39	83	490	0	988	403	71
Phosphorous (tot-P)	g/tonne	17.7	5.9	12.9	0.0	n.r	23.5	6.4
	tonnes	3.1	3.1	7.0	0.0	n.r	5.9	2.7
AIR EMISSIONS								
CO_2 (fossil)	kg/tonne	0	91	10	0	21	50	57
	tonnes	0	47 304	5 201	0	7 980	12 600	23 587
WASTE								
Waste to landfill	kg/tonne	7	15	21	4	36	8	0
	tonnes	1 204	7 904	11 587	441	13 490	1 890	42
ENVIRONMENTAL MANAGEMENT SYSTEMS								
Type of system*		ISO	ISO/EMAS	ISO/EMAS	(2005)	ISO	ISO	ISO/EMAS

*ISO = ISO 14001
EMAS = Eco-management and Audit Scheme

Independent accountant's report

We have reviewed certain aspects of the Norske Skog Environmental Report 2004 presented on pages 32 - 53 and the GRI Index presented on pages 131 - 135 (in total referred to as the "Report") in the Norske Skog Annual Report 2004. The Report is the responsibility of and has been approved by the management of the Company. Our responsibility is to draw a conclusion based on our review.

The Report discloses information on the most significant environmental aspects at Group level. The environmental data presented in the Report are based on specific reporting procedures used to collect, compile and validate environmental data from reporting units, as described on page 53 in the Report. Norske Skog's reporting practice for environmental reporting aligns, in all material respects, with the reporting principles of the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines, and the GRI Index presented on pages 131 - 135 reflects to what extent the annual report for 2004 aligns with the indicators listed in the GRI Guidelines.

We have based our work on the international standard ISAE 3000 "Assurance Engagements other than Audits and Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board. Objective and subject matters for the engagement were agreed with the company.

Based on an assessment of materiality and risks, our work included analytical procedures and interviews as well as a review on a sample basis of evidence supporting the subject matters referred to above. We believe that our work provides an appropriate basis for us to conclude with a limited level of assurance on the subject matters. In such an engagement, less assurance is obtained than would be the case had an audit-level engagement been performed.

In conclusion, in all material respects, nothing has come to our attention that causes us not to believe that:

1. The environmental aspects presented in the Report comprise the most significant ones at Group level.
2. Norske Skog has applied detailed procedures for the purpose of collecting, compiling and validating environmental data from its reporting units for inclusion in the Report.
3. The aggregated information accumulated as a result of the procedures noted above is consistent with the data reported from reporting units and appropriately reflected in the Report.
4. The environmental information for 2004 reported from a sample of two reporting units visited (Norske Skog Golbey and Norske Skog Pisa) was reported according to the procedures noted above and was consistent with the source documentation presented to us.
5. Norske Skog applies a reporting practice for its environmental reporting aligned with the GRI reporting principles. The GRI Index presented on pages 131 - 135 in the Report appropriately reflects the extent to which the Norske Skog Annual Report 2004 aligns with the indicators listed in the GRI Sustainability Reporting Guidelines.

Oslo, 3 March, 2005
Deloitte
Statsautoriseret Revisionsaktieselskab



Preben J. Sørensen
State Authorised Public Accountant
Environment & Sustainability Services

About the report

The environmental report contains environmental information which we believe covers the most important environmental aspects of the company's activity. The environmental accounts cover the wholly-owned paper mills, which formed part of the Company as of 31.12.2004.

Data for the environmental accounts have been collected from the mills in accordance with established reporting routines. These consist of monthly, standardised reporting on the most relevant environmental data, as well as supplementary information collected annually - also according to standardised routines. The monthly reporting includes production volumes, consumption of raw materials, use of energy, emissions and waste handling.

The figures from the reports are compared and compiled by the Corporate Environmental department into standardised monthly reports for the Corporate Management and quarterly reports to the Board.

The figures in the environmental report are compared and compiled with a view to presenting the data as uniformly and relevantly as possible. Although great efforts have been made to ensure that information is complete and correct, some uncertainty may attach to parts of the statistical material. As part of our effort to ensure open communication about environmental issues, the environmental report should be reliable and quality-checked.

Consequently, it has, for the past nine years, been controlled by Deloitte.

The auditor's statement details the procedures employed and the results achieved. In our opinion, these procedures increase the report's credibility.

Within Norske Skog, moreover, we can be more confident that the information and data in the environmental report are based on information collected and processed systematically, and that the necessary documentation has been provided.

Palestinian youths throw stones at Israeli soldiers. Children rob their fellow pupils on the way to school in Norway. Young people spray graffiti on trains in the UK. Brazilian militia kill street children, while Nigerian youngsters lack food and medicines.

Tomorrow's newspaper readers – Today's vandals and victims

Youngsters must be taken seriously, given an opportunity to speak out, explain their circumstances and be able to see a way out.

Children and young people often feature in the media, but normally as vandals or victims. Few journalists stop to ask them about how they live in and how their lot could be improved.

If newspapers are going to reach children and young people, they must cover more than fragments of their lives and interests. This conclusion has been drawn by an international survey of children in the media. The survey was funded by Norske Skog through the Newspapers in Education (NIE) project, and carried out by Norwegian professor Magne Raundalen and NIE head in Norway Jan Vincens Steen.

"Newspapers have played an important role for centuries in developing ideas, stimulating people and providing a window on the world," the report from the international survey notes. "The press still have this role, and much would be gained if children discovered newspapers. But newspapers first need to discover children."

Adults are unlikely to develop a relationship with a newspaper which focuses exclusively on their mistakes and crimes. Readers - whatever their age - need much more to recognise themselves, be positively surprised and feel well informed about events in their community and the world at large.

US journalist John de Groot claims that –people read to learn about life and the world around them, to expand their horizons and to know they are not alone. Newspapers face a big challenge in identifying what readers expect to find in their pages, but also what they would not expect. Without an element of surprise, newspapers become impotent and contribute little to development.

The survey by Raundalen and Steen found that children and young people are concerned about the same issues which occupy society at large. In some countries, they complain that the press is heavily politicised and acts as a mouthpiece for the government. In others, they point out that people know of many important incidents which are played down by the press. But the most widespread accusation by far against newspapers is that they are indifferent to issues which concern children and young people, and are uninterested in covering positive and constructive events in their everyday life.

"It's almost moving to read how children in every country value successes and results achieved by other youngsters," note Raundalen and Steen. "They can identify with the topic and feel a personal pride. Seeing that their safety, welfare and future are important political issues which also occupy the press is a new and good experience for children. We believe that young people, by looking beyond the headlines about political scandals and conflicts, can obtain a new and important view of democracy."

If newspapers are to succeed in attracting new generations of children and young people, they must be defined as readers and not least as important members of society who also have a voice. They must become part of the network of sources for the press, and must appear in its columns.

It is not enough to run pictures of stone-throwing Palestinian youths, or stories about children who steal for their daily bread. They must be taken seriously, they must be given an opportunity to speak out, explain their circumstances and to see a way out.

Many small victories have been won in the past year. But real progress will first be made when the press recognise children and young people as readers and as an important subject for editorial coverage.



Hot off the press in Serbian schools

Children in Belgrade classrooms are increasingly looking to newspapers to learn about the world around them. Snezana Kures-Tomic, the driving force behind Serbia's Newspapers in Education (NIE) programme, knows that her work – supported by Norske Skog – is paying off.

Norske Skog and the World Association of Newspapers (WAN) signed a five-year cooperation agreement in 2003 to develop the Newspapers in Education project globally. This partnership has a financial framework of NOK 12.75 million.

The goal is to improve reading skills and interest in newspapers among children and young people, particularly in new democracies. Using newspapers in classroom teaching helps to enhance social involvement and secures new generations of readers.

A classroom full of eight-year-olds is learning about HIV in preparation for the international Aids day at one of the oldest schools in the Serbian capital. Recently, children elsewhere in the Balkan country have found discarded syringes and not realised the danger.

"What can we do to stop HIV?" asks the teacher. "We shouldn't touch needles," says one pupil. Her classmate adds, "We can learn all about how to fight it, and then we can make a newspaper about it and hang it up on the wall so that other children can read our paper and learn what we've found out."

CONTRIBUTION TO DEMOCRACY

This small school on the outskirts of Belgrade is hosting one of four pilot projects in Serbia's NIE programme, which began in 2003. For an emerging democracy, especially one with such a war-ravaged history, increasing access to and use of reliable information through newspaper readership is vital.

The NIE programme is one of the building blocks for assisting the democratic process, and gaining support within Serbia for NIE has been part of the challenge. After a recent period of government stalling, the programme appears to be on track again with the appointment of a new education minister.

"This work is very important," says Kures-Tomic, who has run the programme since the head of NIE in Norway, Jan Vincens Steen, held a launch workshop in Belgrade in 2003. Previously a lawyer, she works for the Association of Private Media (APM). This organisation was started in 1997 and has 11 members, including private print media publishers and two news agencies.

AMBITIOUS PLANS

Kures-Tomic clearly believes in NIE. "This

POPULAR: Serbian schoolchildren work enthusiastically with the day's newspapers.



gives children a tool for understanding the world around them."

She has ambitious plans for the programme, organising workshops for teachers interested in NIE and planning a cooperative programme with a journalism school at the media centre in Belgrade. This would allow children to work with a journalism student for a day.

In addition, newspaper clubs would help teach children how to write for school magazines. A host of extra-curricular press-related activities are offered through the pilot programme.

"What we don't have is an adequate response from our newspapers about publishing children's pages or supplements, but I expect that to change," says Kures-Tomic, explaining that newspapers cooperated with NIE to organise an exhibition for Press Freedom Day. This presented student material with a focus on the press.

Publishers also support the classrooms by donating unsold newspaper copies and organise school visits.

CONTENT VITAL FOR INTEREST

Cvejic Srdan's eight-year-old son Nemanja has been working with newspapers in the classroom in recent years. "He's interested in dailies and in magazines. If we have newspapers at home and he finds something interesting there, he reads them. It's important for the children to get used to newspapers as an information resource."

Teachers and parents notice that children are more likely to remember information found in newspapers than when they read textbooks. They like to do research and find things out on their own.

For the children, getting used to newspapers can be as simple as liking the cartoons and crosswords, or reading about a favourite sports star.

"I like reading cartoons and stories about weather and storms," says eight-year-old Katarina Tomic. "I also read death announcements with my grandmother, and we count people's ages."

"I like cartoons best," agrees Filip Randjelovic, also eight. "But I also like to read recipes from newspapers to my mother about how to cook a meal or make a cake. She doesn't see well, so I'm helping her."

For many of the children, newspapers provide their first exposure to the Roman alphabet since their schoolbooks in the lower grades all use Cyrillic.

RELIABLE SOURCES

One especially important educational issue is learning to determine the trustworthiness of various sources of information. Some publications in Serbia which are not members of APM have unclear motives and no way of tracing their financing, which could be from criminal elements.

These ultra-tabloids do not follow the usual ethical guidelines for journalism and are prone to such practices as doctoring images without informing the reader and of giving heavily biased "information".

Stevan Niksic heads the Centre of Professional Media in Belgrade, a non-profit organisation which is trying to teach the basics of professional standards to Serbian journalists. He says freedom of the press has a different dimension in post-Milosevic Serbia than in western Europe.

"Freedom of the press belongs to our readers, viewers and listeners," he says. "It's not freedom for journalists to violate the rules. It's about the right to be informed."

Serbia has previously lacked uniform ethical standards for journalists, but the centre is working on that now. Financing for the centre comes in part from the Danish School of journalism.

"Many professionals simply don't know about of standards of behaviour in a democratic environment," says Niksic.

One of the challenges of the NIE programme is to teach children how to be critical towards the information they are reading.

"I have all kinds of newspapers at home," says Niksic. "I try to show my children why certain newspapers are bad and shouldn't be trusted, and why others can be trusted."

One pupil had a suggestion for combating Aids. "Couldn't we fight against this disease really hard for one day, and then beat it?" he asked.

"They're beautiful," says Kures-Tomic. "They read newspapers and have an opinion on everything!"

Measurable results. A long-term commitment to expanding the use of newspapers in classroom teaching is yielding measurable results, according to a survey entitled *Growing Lifelong Readers.*

Carried out for the Newspaper Association of America Foundation (NAA), this found that 62 per cent of young adults who attended classes where newspapers were used as a teaching aid regularly read a daily paper today. That proportion drops to just 38 per cent among those who did not have access to newspapers in the classroom.

"This survey shows that integrating newspapers in teaching has a lifelong effect," says NAA director Margaret Vassilikos. "Using newspapers in the classroom motivates pupils to read them and stimulates reading skills."

Socially responsible newspapers

Norske Skog sponsored a global study on newspaper coverage of children in 2003. Led by Norwegian psychologist Magne Raundalen, this survey involved 70 school classes in 24 countries reading newspapers daily for one week and categorising all the articles they found which concerned children.

Almost a third of these stories were found to portray youngsters as victims, while 17 per cent could be classified under the heading "children are brilliant." The school pupils who took part said they would like to see more coverage of children whom they could identify with in their daily lives.

Marit Haukom, editor-in-chief of the Tønsbergs Blad newspaper and chair of the Norwegian Editors' Association, admits that newspapers face a dilemma over "children as victims" stories.

"It's part of our social responsibility to focus a spotlight on social issues which call for improvement," she says. "We have to represent the weaker members of society."

On the other hand, newspapers also seeks to carry articles which reflect the lives of average children, most of whom are neither victims nor exceptionally brilliant.

"It's important that the media make a commitment to self-assessment over time, look at their coverage and analyse the angles they have adopted," Haukom notes.

CRITICAL MEDIA CONSUMERS

In Haukom's view, the most important issue where young readers are concerned is to ensure that they grow up reading newspapers and that they learn to question sources of information.

"Teaching them to be critical is a real challenge. They must ask themselves, 'Can I believe this?' That's particularly true today because of the amount of information on the internet. If children don't learn to be critical media consumers from an early age, standards really could decline."

At the same time, newspapers must make their information understandable and appealing if they want to encourage the younger generation to become readers.

"Children read newspapers for one reason only - in order to find something which interests them," Haukom acknowledges.

Boost for Norwegian school newspapers

Norske Skog is supporting the development of school newspapers in cooperation with Norway's Newspapers in Education project during 2005-07.

The aim of this partnership is to train instructors who can provide journalistic guidance and contribute to creating readable and interesting publications in terms of presentational techniques and layout.

Other goals are to create a manual for school newspapers and develop a simple layout tool.

"Implementing this project on the scale we're now planning wouldn't have been possible without support from Norske Skog," says Jan Vincens Steen, the head of NIE in Norway. He adds that a higher profile for school newspapers will hopefully give pupils a good and natural relationship with the press in general.

COMMITMENT: Priority is being given to school newspapers in 2005-07.



Best stand at Ifra

Norske Skog is the principal sponsor for Newspapers in Education, and the commitment to young readers formed the basis for our Ifra stand.


Young readers

IFRA SUCCESS: The stand was visited by a number of major customers," reports Doug Brown, head of our sales office in the UK. "Many wanted more information about Newspapers in Education".

Michael Heipel, head of Ifra Expo, declared that Norske Skog had the best stand at the 2004 show in Amsterdam during October - the biggest event of the year for the print media. The theme for our display was young readers.

Ifra provided us with an opportunity to explain how we work alone, in partnership with the World Association of Newspapers (WAN) and not least together with our customers to secure new generations of newspaper readers.

"The stand was visited by a number of major customers," reports Doug Brown, head of our sales office in the UK. "Many wanted more information about Newspapers in Education. This is our best-ever sponsorship project."

Prizing commitment to young readers

The World Young Reader Prize for 2004, sponsored by Norske Skog, was awarded to The West Australian and The Telegraph of India. To qualify, winners must have done something exceptional and innovative to attract young readers.

The West Australian has used its holiday section to teach young people about the world. This project has been fun and successful, and doubled sales of the paper to schools.

For its part, *The Telegraph of India* has published a separate weekly paper called *The Telegraph in the Schools* which gives young readers an opportunity to write about subjects that interest them.

The prize was awarded on 25 November at a conference in Lisbon which attracted 475 editors and marketing managers from 75 countries.

PRIZED: The World Young Reader Prize for 2004 was accepted by Lynne Cahill (left), Newspapers in Education coordinator for *The West Australian*, and Rupamala Singh, who is responsible for *The Telegraph in the Schools*.



Bigger commitment to young readers in South America

Norske Skog and the World Association of Newspapers (WAN) organised a seminar on newspapers in classroom teaching at the end of September 2004 in cooperation with the Brazilian Association of Newspapers and the Inter-American Press Association.

The major Brazilian papers *O Globo and O Dia* hosted the meeting, which attracted more than 60 journalists, teachers and educational experts. They shared experience from many countries, including Paraguay, Honduras, Argentina, Ecuador, Brazil, Mexico and the Dominican Republic.

We were represented by André Arantes, marketing and business intelligence manager at Norske Skog Curitiba in Brazil. He presented our involvement in Newspapers in Education, and the way this work can help to develop reading skills among children and young people. His presentation also emphasised the importance of developing newspaper content so that it strikes a chord with new generations of readers.

HONOURABLE MENTION

All the newspapers in Brazil received an honourable mention and a collective prize at the World Editor and Marketeer Conference in Lisbon during November for their active commitment to young readers.

WORLD CONFERENCE IN ARGENTINA

We and the WAN will be giving priority to NIE in South America during 2005. One of the main events is the World Young Reader Conference, due to take place on 18-21 September in the Argentinean capital of Buenos Aires.

This meeting is important for sharing knowledge and ideas about ways to secure new generations of newspaper readers. Recent surveys of reading habits among children and young people will also be presented.

We intend to play a very active part in the conference.

News

www.norskeskog.com

News for kids The *KidsWeek* newspaper, published in the Netherlands for youngsters in the 10-15 age group, has been backed since it started in 2003 by Norske Skog's sales office in Amsterdam. Printed on our paper, its circulation has reached almost 30 000 copies.

Special issues are published from time to time, and one was recently circulated to 9 500 schools throughout the country. We were presented over a whole page. The schools also received a CD-rom about newspaper production and related subjects.

"*KidsWeek* is partly staffed by young people from the target age group, who knows wkat preoccupies young people today," says Chris Wiegers, our sales and marketing manager for the Netherlands.

Popular Passport Norske Skog has barked the developmed of a reader's passport as part of our cooperation with Newspapers in Education. The goal is to introduce and reinforce the idea of using newspapers in classroom teaching.

A total of 15 000 copies have been circulated to Norwegian schools. The passport is set to be extended to the rest of the world during 2005, and has already been tested in Ghana, South Africa and elsewhere.

The passport contains a number of exercises relating to subjects covered by and pictured in newspapers. When the passport has been completed, the owner receives a diploma. This was signed by Nelson Mandela during the trial run in South Africa.

In company with the president Norske Skog was very visible when the Association of Brazilian Newspapers celebrated its 25th anniversary in September. In addition to a stand at the event, our executive vice president Antonio Dias addressed the meeting. The principal speaker was Brazilian president Luiz Inácio Lula da Silva.

In addition, the young reader prize was presented by André Arantes, marketing and business intelligence manager at Norske Skog Curitiba. The delegates, who numbered more than 300, also received a brochure entitled *We invest in your growth.* The final section of this publication is devoted to Newspapers in Education.

Indonesia involved The Newspapers in Education (NIE) project was established in Indonesia during January 2004 by the national association for newspaper publishers in association with the World Association of Newspapers and Norske Skog.

During the year, NIE visited seven Indonesian towns in order to spread a shared understanding of the need to establish and develop reading habits among young people. Cities visited were selected on the basis of their number of newspapers, the level of enthusiasm among educators and government authorities, and the interest and commitment displayed by local media.

NIE is also established in a number of other Asian countries, including India, Japan, Korea, Thailand and Malaysia.

Adding value for our customers The first Norske Skog seminar on young readers in the Netherlands was a great success and an investment in the future. It was prompted by our concern about and interest in future generations of newspaper readers. Editors were invited together with marketing staff from all the main Dutch publishers.

"It was almost as if this programme offered something people had been unconsciously seeking," says Marleen Ooms at Norske Skog Parenco. She organised the seminar together with Chris Wiegers from our sales office in the Netherlands.

Many participants have used the presentations given at the seminar in their own management and strategy discussions.

"We've definitely contributed to the debate on how to attract young readers and add value for our customers," concludes Ooms.

Painful resetting to zero

A long period without injuries gave the Norske Skog Bio Bio mill in Chile a false sense of security. And then two serious accidents happened.



GOOD EXAMPLES: Three of the first safety coaches at Norske Skog Bio Bio (from left): Miguel Sanchez, Rina Vidal and Juan Carlos Herrera.

The employees had just celebrated 16 months without lost-time injuries when the first serious accident happened in 2003. A fatal incident followed in June 2004. Employees reacted with shock and disbelief.

"We had safety measures in place with customised rules at each workplace, but these accidents happened all the same," says Elias Valenzuela, who chairs the health and safety committee at the mill.

"We've now got to start all over again. Our vision is a workplace where accidents never happen. Best safety practice is an important issue for Norske Skog to address as a global company."

It is difficult to continue working while grieving the loss of a good colleague.

Employees at Norske Skog Bio Bio are working their way through the pain by focusing even more strongly on safety.

INVOLVING

Twelve of the mill's managers listen intently as consultant Juan Carlos Diaz lectures on the behaviour-based safety programme. The room is cool. Several people wear jackets emblazoned with the slogan "One Year Without Accidents" - a reminder of happier times.

> "I've learned that you can never be too careful. We need procedures, warning systems and safety routines.

Safety has become a collective benefit. It works the other way, too. The consultant keeps getting input from the audience. They are so eager to get on with the work you can feel the tension.

The 12 are training to become safety coaches. When they have completed the course, they will train another 50 coaches, who in turn will continue training others. Every employee at the mill will eventually be a safety coach.

"Rules, regulations and courses haven't been enough," says Juan Carlos Herrera, one of the first coaches. "That's what the accidents have taught us. This pyramid of safety coaches will generate a cultural change. Everybody will be trained to observe and correct unsafe behaviour by their co-workers.

"It may feel uncomfortable to begin with, but I believe this is one of the strategies we've got to pursue in order to fulfil our vision of no more accidents."

ALL AFFECTED

"If an accident happened 30 years ago, it was hushed up and work continued as normal the next day," says Victor Solis, who has been with the mill for 41 years and is currently foreman on PM 1.

"It's the other way round today. We're all affected by an incident. And everything is being done to prevent it happening again."

The veteran believes that a good safety record can lead to a false sense of security, and persuade some people to adopt a more relaxed approach to the problem.

SAFEST

Electrician Roberto Manriquez is always elected to represent employees on the H&S committee at Norske Skog Bio Bio, and has also been named as the mill's safest operator for 14 years running.

Manriquez' behaviour is calm and cautious. His colleagues sometimes teased him for being much too safe. After the accidents, that has naturally changed.

"I've learnt that you can never be too careful," he says. "We need procedures, warning systems and safety routines. That's human nature."

Manriquez speaks from experience. Twenty-five years ago, he suffered an electrical shock and burns when changing fuses in the mill. Luckily, he was unharmed.

"Another accident happened when the family and I were hit by a train when crossing the railway tracks by car. That was very dramatic, although it ended well. Those two incidents have taught me always to think safety, whatever I'm doing."

In other words, it is no coincidence that

Looking out for each other

Sickness absence has stabilised at just over three per cent at Norske Skog Saugbrugs in Halden, Norway, and no lost-time injuries have occurred there for more than 18 months. This is no coincidence. The mill has responded seriously to the Take Care - 24 Hours programme.

Manriquez has become the safety-conscious operator he is today.

Now Norske Skog Bio Bio is doing its utmost to become our safest mill.

LEARNING FROM ACCIDENTS

"Every accident is a tragedy," says Jens Borge, our vice president for health and safety. "When they nevertheless happen, we must learn from them in order to avoid new incidents. That's why we're introducing a common global platform to endorse this training.

"We've succeeded in identifying the direct causes of incidents. With accident investigation training (AIT), we'll be taking a step further towards find their underlying reasons.

"A pilot project has been completed in Europe. Australasia and South America are next in line, and all our mills will have implemented AIT by the first half of 2005.



FALSE SECURITY: "A good safety record can provide its own hazards," says Victor Solis.

"This common platform will ensure sharing of best practice between the mills and make it easier to establish the underlying causes of accidents. Measures can be introduced faster and new knowledge made available to everybody."

Borge can report that both feedback from and response to the pilot project are positive.

"The new investigation manual is a kind of 'bible' for this work. It includes a common tool for analysing accidents. We've stressed making things as simple as possible. The result is a new instrument to make it easier to learn from accidents and prevent new ones."

Health and safety are a top priority at Norske Skog. Our mills had a lost-time injury frequency per million working hours of 1.4 for 2004. This result is top class, even by international standards.

Jens Borge, our vice president for health and safety, attributes it to a systematic and purposeful commitment in this area over a number of years. The contribution made by the workforce has been crucial for the performance achieved. The platform is the Take Care - 24 Hours programme, which has got to grips with our health and safety challenges through a broad set of instruments. Norske Skog Saugbrugs is a good example of what can be accomplished.

"We faced up to the challenge here as early as 1999," explains Magnar Pettersen, head safety delegate at the mill. His comments are backed by chief shop steward Martin Petersen and Solveig Søtorp, head of the local keep-fit programme.

"Prompted by disturbingly high sickness absence, particularly in certain departments, we joined forces with the management to introduce an exercise programme twice a week in working hours. Three physiotherapists were hired as coaches. This voluntary measure yielded encouraging results almost at once.

"An unused part of the mill was converted into a fully equipped gym for organised exercise, where people can train individually at any time of the day which suits them. It's always open, which is important at a mill based on round-the-clock shifts. Employee families are also fully entitled to use the gym."

"In addition, we've pushed for a change in the self-certification system for sickness absence," says Mr Pettersen. "Such certification can normally be used for up to six three-day absences per year. However, employees here can use it three times a year for up to eight days, or for 24 individual days of sick leave. Our short-term absence now ranges between 0.8 and one per cent - a significant reduction compared with a few years ago."

Combined with the measures available under Norway's inclusive workplace scheme, which Norske Skog Saugbrugs was the first mill to join, this ensures a stronger focus on sickness absence. Those who call in sick are followed up in a different way than before. The whole approach is characterised by the concept of looking out for each other, and lays the best possible basis for getting people back into full or part-time work as quickly as possible. "Green" prescriptions, which detail various types of exercise, are also used to prevent illness.

"And we mustn't forget our 12 simple rules of everyday conduct towards each other," adds Pettersen. "That's very important for the psychosocial environment at the company. Being polite and showing concern for our colleagues help to make our working days brighter and better."

Looking out for each other both during and after working hours is an important maxim at all Norske Skog mills.

Rules of everyday conduct

1. Be polite
2. Think positively
3. Take the initiative - it's okay to make mistakes
4. It's okay to be happy
5. Look out for your colleagues
6. Talk *to* your colleagues - not *about*
7. Listen to your colleagues
8. Value what others think
9. Share your experience with your colleagues
10. Have you praised a colleague today?
11. Help your colleagues, and you'll be helped in return
12. Don't get frustrated, look for solutions

The inclusive workplace scheme is based on the view that the workplace should serve as a main arena for efforts to prevent unnecessary sickness absence and exclusion from the labour market.

We have signed a letter of intent which commits us to customise jobs for personnel who can no longer function/work as much as before, and to facilitate the recruitment and/or retention of older people. Sick employees are followed up better, and greater weight is given to the amount of work each person can actually manage.

LTI value per region 2002-2004
(LTI value in Australasia 2004 = 0)


5
4
3
2
1
0
Total
Europe
Australasia
South America

- LTI Value 2002
- LTI Value 2003
- LTI Value 2004

LTI value per mill in 2004
(Ten mills had a LTI value = 0)


6
5
4
3
2
1
0
Bruck
Reparco
Saugbrugs
Steti
Union
Corporate center
Albury
Pisa
Boyer
Tasman
Skogn
Follum
Parenco
Golbey
Walsum
BioBio

Absence rate in 2004
Total weighted against employees


%
5
4
3
Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec
Q1 4,9
Q2 4,2
Q3 3,9
Q4 4,1

Reported incidents in 2004



- Accidents (1000)
- Near miss (2626)
- Condition (2232)
- Proposed improvment (2157)
- BBA* (3170)

*BBA = Behavior Based Audits

Historic low for sickness absence

Employees have been at work for 96 per cent of the available working time, with sickness absence cut by a fifth from 2003 in a number of units. Almost no personal injuries, with or without lost time, have been reported.

Norske Skog's health and safety results for 2004 are the best in our history. This has been achieved despite current change with the aid of well-established routines and procedures plus good tools and able employees.

"We've seen a fantastic improvement in results," says Jens Borge, our vice president for health and safety. "Sickness absence has declined in step with the lost-time injury frequency per million working hours. There are many reasons for this performance. We've succeeded in establishing a proprietary attitude to the processes, while simultaneously improving and customising the necessary health and safety tools and procedures globally.

"The course mapped out by the board is unambiguous, as are our corporate health and safety directives. And the organisation has followed up with activities which have boosted us towards lasting positive operations. All build on the foundation provided by our nine standards and strategies for health and safety in the future."

ABSENCES REDUCED

Our average sickness absence was 4 per cent in 2004, compared with 4.4 per cent the year before. Both short and long-term absences showed a marked reduction, although the figures are generally rather higher for Europe than in Australasia and South America.

Many of the measures adopted outside Norway are also based on the Norwegian inclusive workplace scheme. The 2004 trend saw a decline in sickness absence by more than 20 per cent in a number of units. We witnessed a reduction both in units where absences have traditionally been low and in those where it has been high. This gratifying trend provides fresh confirmation that a stronger focus and good, planned work yield results.

Several initiatives were taken at the beginning of 2004 to reverse the negative trend seen earlier. Key aspects of these were a stronger focus, involvement of employees and union officials, a better structure and a more planned approach to prevent lost-time injuries and to follow up each person. Implementing measures on the basis of cross-group experience and knowledge is an important element in our improvement strategy. Our commitment to reducing sickness absence provides a good example of the positive results which can be achieved with such an approach.

RESPONSIBILITY

An important and crucial requirement for success is that the organisation and line management accept responsibility, and that every employee believes all accidents can be avoided. Expressing such a conviction in 10 local languages cannot be misunderstood, and is crucial for a good result - the same message, the same understanding.

Well-developed employee/management cooperation bodies at mill level, along with regional health and safety networks for management and organised safety work, help to transfer best practice. Our in-house Synergi reporting and analysis tool has been a critical success factor here. All the wholly-owned mills were incorporated in this experience database during 2004, allowing collaboration between them to be further developed.

Proprietary attitudes and good results are not achieved automatically. Education, training and exercises are important requirements for reaching our targets. And 2004 was no exception. Our new in-house education programme started showing results. Further development and local customisation of the components in an otherwise well-filled toolbox helped to maintain focus and concentration.

We have professional personnel who pursue health and safety locally, well-organised safety work and union officials. All do a great job, but can nevertheless only help ensure that each employee enjoys the right frame conditions for a good working environment.

Health and safety issues are not confined to our own employees. Sickness absence and undesirable incidents reported by our subcontractors show that we jointly solve shared

Health and safety standard

- Leadership commitment and involvement
- Employee participation and safe working behavior
- Training and expertise
- Risk analysis and management
- Management system for supervision, audit and Inspection
- Measurment H&S level and reporting
- Emergency preparedness and response
- Contractor health and safety
- Health

challenges. Contractor personnel must observe the same rules as our permanent workforce.

RISK ANALYSES

The correctly-dimensioned emergency response organisation at all our mills is as important as being proactive and thinking prevention. They may vary somewhat in composition and size, but all are based on detailed risk analyses.

Prevention and preparedness are two sides of the same coin. Every day, we handle tonnes of different chemicals which can represent a high risk both separately and collectively. Our job is to control this risk and to maintain an acceptable emergency response to it. Extreme standards of orderliness and tidiness are crucial not only for reducing risk but also for bringing an undesirable incident under control should one occur. "Green mill outside, white inside" has become a concept with us, reflecting our self-imposed requirements for tidiness and order. "Good housekeeping means safekeeping," emphasises Borge.

TAKE CARE - 24 HOURS

Despite a fantastic year, the fatal accident at Norske Skog Bio Bio will always serve as a tragic reminder of how important it is never to sit back and be satisfied with the results achieved.

As part of our efforts to maintain a strong focus in this area, we have created a health and safety calendar. For every month, a mill has been challenged to present a health and safety topic. One of the principal messages has been that safety is not something you only think about at work, but must also be borne in mind around the clock.

The motto is: **Take Care - 24 Hours.**

Dramatic reduction in manual handling injuries

Two years ago manual handling was identified as a key issue in the continual improvement in Norske Skog Albury's health and safety performance.

As a result, the mill's health and safety committee assembled a team to focus on a reduction in the number of manual handling injuries across the site. That team reviewed and presented a variety of pro active and innovative initiates designed to realise this goal.

A review of the mill's manual handling recent history revealed the finishing end of the paper machine should be the team's initial focus area. Data analysis showed most of the injuries in this area arose from the physical movement of reels of newsprint across the floor. One of the solutions implemented was a air-driven "easy walker" for moving reels.

Another significant action was a complete review and modification by the operators in this area of their standard operating procedures around the movement of reels.

The introduction of on-the-job manual handling training for employees by a local physiotherapist also proved highly successful. He not only conducted classroom sessions but also went into the workplace to physically demonstrate safe manual handling techniques to employees on a one-on-one basis.

Since the start of this program two years ago, Norske Skog Albury has seen manual handling injuries reduce from an average of 20 a year to around two.

Positive attitude safety system

The positive attitude safety system (PASS) was rolled out at Norske Skog Boyer during 2004. This system focuses on behavioural safety and asks everyone to consider what they have done for safety the previous day and what they will do for safety today. The system is built on encouraging positive feedback to be given to those who are working safely or who makes suggestions to make the workplace safer. It also encourages everyone to look out for fellow employees.

All work groups at Norske Skog -Boyer are involved in a PASS meeting every day. Some employees have volunteered as PASS Champions and their role is to ensure everyone remains focused on having a positive attitude to safety and finding opportunities for positive feedback.

It's a system which is obviously working as the lost time injury frequency per million working hour at Norske Skog Boyer was zero in 2004.

News

www.norskeskog.com

Austrian gold Norske Skog Bruck won the gold trophy presented by the Austrian province of Styria for its health initiatives. This was the third year in a row it received the award.

Award for health and safety Norske Skog Boyer was the proud recipient of the 2003 Norske Skog president's award for health and safety this year. Mill manager Ernie Hacker and employee representative Chris Young received the award on behalf of the mill during CORE 2004 at Lillehammer.

Training for forklift drivers A survey of forklift truck drivers at Norske Skog Golbey in France showed that most of them suffer from back problems. A physiotherapist was hired to teach them appropriate stomach and back exercises. After 15 hours of such training, most of the problems were history.

Breaking the habit A growing number of Norske Skog employees are breaking the tobacco habit. At the Norske Skog Pisa mill in Brazil, for instance, a large number of personnel have joined the quit-smoking campaign. And 70 per cent of employees who signed up for a course at Norske Skog Golbey in France have managed to give up.

Dire Straits A seven-eight minute exercise session is conducted every day in the headquarters sales and marketing department to the music of Dire Straits. This helps to stimulate the circulation, and prevents stiffness and back problems.

Diversity more important than gender

Ragnhild Borchgrevink, Anne Kvam and Wenche Ravlo all acquired new managerial roles in 2004. Collectively, they bring new perspectives to senior management.

Committed to equal opportunities
Norske Skog Boyer has focused on equal opportunities at work for several years. One initiative aimed at involving women in the workforce seeks to recruit them to non-traditional roles. The Australian mill employs women in its production facilities, and has female apprentices and graduates. Although women account for only seven per cent of the workforce, three of them are among the eight mill employees who have participated in the Leadership in Norske Skog (Lens) programme.

More women have acquired senior positions here over the past five to 10 years, says Kvam. "It's a natural part of the changes in society, and is positive.". She and Borchgrevink were appointed vice presidents in 2004. Ravlo is the new mill manager at Norske Skog Follum.

Borchgrevink became vice president magazines on 1 February, having previously worked on business development. Kvam was appointed vice president legal on 1 August, and Ravlo took over as mill manager at Norske Skog Follum on January 2005.

VIEWS DIFFER

Kvam and Borchgrevink both have law degrees, while Ravlo graduated in engineering and joined us in 1999. Their views differ on the issue of strengthening women's role in management.

Neither Kvam nor Ravlo are concerned about the gender issue at work. "I've never found it's been a problem for me at Norske Skog," says Kvam, who has been with us for 10 years.

"I'm sceptical about the idea of a quota system. I think appointments to directorships and any other positions should be based on merit and professional skill rather than on gender. But I can also see that women's career opportunities aren't the same as in Norway in some other cultures, so a quota system may be necessary."

Ravlo agrees, "Gender is unimportant in the workplace. But it's a natural and positive trend that women are assuming management positions in Norske Skog. I'm sure we'll see more women in due course. I've had many positive experiences as a manager here, and have learnt that opportunities always exist for people who want a career. You get new challenges as long as you work hard and show that you can find solutions."

She emphasises the importance of feedback and the experience she has accumulated in her career. "I've always had new challenges to work on, and have received much encouragement and support from my superiors. I'd never dreamt of becoming a mill manager, but have been guided in that direction over the past couple of years."



CONSCIOUS: Wenche Ravlo (left), Ragnhild Borchgrevink and Anne Kvam are also conscious of the commercial value they and other women contribute to Norske Skog's management.

However, Borchgrevink is a proponent of quotas and emphasises the importance of a management which embraces many different types of people - widening the issue of inclusiveness beyond mere gender.

"I think I represent 'diversification' in many ways," says Borchgrevink, who joined us in 1997. "We need different voices in the choir." She points out that the corporate management is now more international than ever. "The different nationalities and backgrounds represented among our senior executives create diversity."

FAMILY VERSUS CAREER

The issue of family versus career is often raised when discussing how best to ensure that women stay motivated to accept management positions. Most women with families are much less willing than some of their male colleagues to take extended business trips and work long hours.

One way of overcoming this problem, Kvam says, could be to have a flexible salary and bonus system. This could perhaps let people forgo the usual status symbol of a company car for more practical benefits, such as a paid domestic cleaner or a nursery school place.

"But you don't have to be Superwoman to become a manager", Borchgrevink contends. "I think a woman can combine family and career, but you do have to make a few choices in your life. You can't be good at everything. And I believe many career women would benefit greatly from sorting out the unimportant stuff and letting it go."

Asked for the secret of becoming a female executive, Borchgrevink says, "I don't think there is one. No magic formula exists. It's partly about being proud of what you do and about maintaining the curiosity to learn more. You also have to be visible to some extent. Simple things such as having a positive attitude and wearing a smile are a huge advantage!"

All three are confident of the commercial value they and other women contribute to our senior management.

Says Kvam, "We bring different things to the table. We have different references. This total package makes the company better."

More women in senior posts

Norske Skog is working actively and consciously to recruit more women to our ranks and to senior positions. We can point to a number of important developments during 2004 which underline this commitment.

For the second year in a row, we have nominated women to Female Future (see below). A total of 17 of our employees have so far completed this programme. We will also nominate participants in 2005.

Norske Skog Follum has appointed its first-ever female mill manager and human resources manager.

Another Norwegian mill, Norske Skog Union, acquired a female section manager for raw materials who became the third woman on its management team.

At 31 December 2004, 71 of the 172 employees at headquarters in Oslo were women (41 per cent). Of these, 26 occupied senior positions.

Norske Skog Skogn and Norske Skog Saugbrugs, both in Norway, reported a high proportion of female apprentices. At the first of these mills, this reflects a long-standing collaboration with the school system to promote our group and the opportunities we offer.

GLOBAL COMPANY

We are a global company with employees in 15 countries on five continents. Regardless of where they live, all these personnel enjoy the same opportunities and rights. That reflects not least the global agreement we have with Norway's United Federation of Trade Unions and the International Federation of Chemical, Energy, Mine and General Workers (ICEM).

Different countries and cultures pose varying requirements where equal opportunities are concerned.

EQUAL OPPORTUNITIES

Since we have traditionally belonged to a male-dominated industry, our workforce includes far more men than women. The same also holds true of senior management.

Most of our employees have their pay set by a combination of centrally-negotiated and local special agreements, which are all gender-neutral. Pay is determined on the basis of a job's responsibility and its holder's actual competence.

We want to be an attractive place to work for both genders, and accordingly offer a broad range of continuing and further education opportunities. When nominating employees for management development courses, we seek a good gender balance.

All our mills in Norway are affiliated to the inclusive workplace agreement.

Norwegian law requires listed companies to report on equal opportunities. This article is based on our Norwegian mills. However, we have global guidelines and standards in many areas which supplement prevailing laws and agreements.

RECRUITMENT

Traditionally, few women have applied for jobs in the pulp and paper industry. We regard this as a challenge, and work actively to ensure that we are also an attractive place for women.

Recruitment efforts embrace a broad range of measures, from mill visits to taking on apprentices and support for completing higher education. We also work actively with the school system to encourage interest in science subjects and to establish chemical technician courses at colleges of further education.

Employee figures

per 31.12.04

Mill	1 No. employees (incl apprentices)	2 No. employees		3 Females in per cent	4 No. females in executive mgmt	5 Type of employment			6 Per cent of employees covered by trade unions and collective barg	7 Average hours training/year/employee
		Male	Female			Full time	Part time	Temps		
Albury	248	230	18	7.3	1	226	1	21	74	32
Boyer	403	382	21	5.2	-	363	1	39	70	67
Tasman	648	568	80	12.3	2	628	38	67		Not reported
Sydney (incl. regional staff)	67	46	21	31.3	-	66	1		-	40
Bio Bio	258	240	18	7.0	-	240	9	16	63	106 - 6 (operators)
Pisa (incl. regional staff)	354	332	22	6.2	1	351	2		100	64
Bruck	494	462	32	6.5	-	475	19	-	100	35
Follum	529	460	69	13.0	2	522	7	4	94	17
Golbey	464	407	57	12.3	-	448	8	7	100	45 - 15 (operators)
Parenco	490	471	19	3.9	1	475	15		99	14
Saugbrugs	712	657	55	7.7	-	702	10		97	13
Skogn	544	518	26	4.8	1	519	15	10	72	80
Steti	214	155	59	27.6	-	214			39	9 - 17 (operators)
Union	424	365	59	13.9	3	376	29	19	90	10
Walsum	590	560	30	5.1	10	570	12	8	75	8
Sales offices	123	48	75	61.0	2	116	7		-	Not reported
Corporate functions	230	145	85	37.0	24	229	1	13	17	10
Totals	6 792	6 046	746	11.0	47	6 520	137	175	-	

■ Our goals in 2005:

1. Further develop and implement management development programmes which qualify women and men for senior positions
2. Nominate at least three employees for Female Future
3. Work consciously to recruit more women
4. Work actively and systematically to strengthen the recruitment base for process industry at every level from primary school to university.

Norske Skog Follum can report a fine example of such collaboration as one of the initiators of the TeknoBuss Ringerike project. Backed by non-traditional modes of teaching and educational experiments, this mobile unit is intended to inspire girls and boys in primary and secondary schools to study technology and science subjects.

We believe that the transition in Norway from a trade certification for pulp and paper to one for a chemical technician offers many benefits. The new qualification is broader and more practical, less tied to a single industry, and expected to be more attractive to both genders.

Norske Skog Saugbrugs is serving as a "demonstration company" for the new qualification in 2004-06. This mill has long been noted for its systematic efforts to improve the quality of training for its apprentices. It has also worked actively to recruit young people for and motivate them to pursue skilled trades which have faced recruitment difficulties. Norske Skog Saugbrugs aims to contribute its experience and support to the development of continuing and further education.

FEMALE FUTURE

The Confederation of Norwegian Business and Industry (NHO) launched Female Future in 2003 with the aim of helping its members to increase the number of women in senior management and on their boards.

We were the first company to sign up to this programme. Through a letter of intent, we have undertaken to identify, qualify and nominate at least three female candidates. Seventeen of our women employees have participated in the programme since 2003. They have had different backgrounds and experience, and hail from different parts of the business. We will also nominate candidates for Female Future in 2005.





GOOD FRIENDS: Wolfgang Zielonka (with glasses) from Norske Skog Walsum with Johan-Erling Jansen from Norske Skog Saugbrugs.

Training in brotherhood

Wolfgang Zielonka from Germany and Norway's Johan-Erling Jansen are two of 14 lucky apprentices who have had the opportunity to visit each other's mills.

Expectations were high when Zielonka and five other trainees from Norske Skog Walsum arrived at Norske Skog Saugbrugs in the late summer of 2004. And sure enough, the group was reunited with Stafsengen, Jansen and seven more Norske Skog Saugbrugs apprentices who had made their own earlier visit to the German mill.

Part of an EU vocational training action programme, this exchange aimed to give the apprentices a broader perspective on their education.

"Learning from each other is important in our group," explains training manager Jan-Åke Fredén at Norske Skog Saugbrugs. "We still haven't derived the full benefit of being represented world-wide. So this clearly marks the start of a fruitful cross-national collaboration."

He feels the social aspect is as valuable as the technical. "It's obviously instructive to experience a different environment and to see other ways of doing things. But it's also important that these young workers get to know each other."

POSITIVE

The apprentices themselves feel they have gained many positive impressions from visiting each other, and believe they have much to learn from this exchange.

"My stay has absolutely lived up to my expectations," reports Zielonka. "And we've had a lot of fun together."

But the programme was also demanding. During the day, the apprentices had a number of lectures and guided tours, while many of their evenings were devoted to cultural activities. They also had some interesting excursions. The Germans went to suppliers such as Wallberg at Halmstad in Sweden and customers like Hjemmet Mortensen's printing works in Oslo. And the programme in Germany included visits to Voith Papier in Krefeld and Heimbach in Düren.

The exchange cost both time and money, but Fredén is convinced that this investment will pay off in the long run. "These young people have become good colleagues - some of them even friends. The threshold for future contact has been lowered, and that's sure to be important in the future."

Norske Skog's policy "Exchanging apprentices between mills represents an extension of similar programmes for operators and other employees," explains Axel Thuve, vice president for human resources. "These schemes build to a great extent on collaboration across mills, functions and units. We believe this will give us a competitive edge over time. It's also important for apprentices to learn from the very start of their career that their mill is part of a large group and that they have colleagues who face the same challenges."

Leonardo da Vinci This EU vocational training action programme embraces Norway through its membership of the European Economic Area (EEA). The overall goal is to help make industry more efficient and competitive, ensure high quality in all production of goods and services and boost employment, while providing companies and institutions with good and appropriate expertise.

LENS

Good leadership and motivated employees

Leadership in Norske Skog (Lens) and the Spirit of Norske Skog (Spirit) are two key programmes which take an aggressive approach to infusing our employees with the knowledge and commitment needed to fulfil our vision of recognition as a world leader in the paper industry.

Our vision sets ambitious goals for the future. We believe that good leadership and motivated employees are clear requirements for reaching these objectives.

"Lens and Spirit are intended to ensure that all employees have a common base and are as well equipped as possible to help ensure that we're recognised as a world leader in the paper industry," says Ole Steinar Mjell, vice president for management and organisational development. These programmes are customised for our needs, and based on requirements and wishes defined by managers and employees at various levels.



WITH SPIRIT: Senior vice president Jan Clasen presents Spirit to the corporate management.

Lens is a management development programme with a special focus on organisational progress, teamwork and managing human resources. Good management builds on our leadership principles and is crucial if we are to meet our goals efficiently and motivate our employees. We want to establish a common management platform across cultures and geographic boundaries. Through Lens, we also want to stimulate each manager to think constantly about improving results by being able to lead processes which create value added for co-workers and the group.

The programme is designed for use by multidisciplinary groups which work to develop their leadership skills through individual study, meetings and study groups. Lens provides a dynamic learning process related to each participant's day-to-day activities. It has so far been completed by roughly 100 managers.

Spirit represents a mobilisation for vigorous organisational development. Through reflection and discussion, we want to create a shared understanding of what Norske Skog stands for. With this programme, we are building a proprietary attitude to our corporate vision, values, goal and strategies. It is important that everyone shares an understanding of where we are heading. We also want to be clear about how we are going to get there, and what is demanded of each employee and manager.

The response to Lens and Spirit from our organisation has been exclusively positive. Although we embrace a number of cultures and languages, a strong desire and need has been expressed for creating a common identity across national boundaries and cultures and for communicating and building on each other's best practice.

■ Our management principles

Visible leadership

- Set ambitious goals and delegate effectively through coaching and support
- Make decisions, act and be willing to take risks
- Involve people, motivate them by holding them responsible, and reward their positive results
- Communicate openly, respect and trust your people
- Provide and accept feedback – develop continuously

Managerial effectiveness

- Keep the distribution of responsibility, authority and tasks clear and communicated
- Accept accountability even when you do not control all the factors needed to achieve results
- Prioritise, simplify and standardise work processes to drive continuous improvement
- Cooperate and share knowledge throughout the company
- Assess performance and follow up your people

■ Oddgeir Lyngstad

Vice president, Corporate funding and treasury services



Lens was a good program, which has contributed both to my personal and professional development. The program underlines our core values and is very important as it helps to build a common leadership culture throughout the group.

■ Chris van Zijl

Managing director, Norske Skog Holland



Lens is an excellent opportunity for networking within the region and between different disciplines, which creates a totally different understanding for each others' working environment and the sometimes difficult situations others are confronted with. Lens also makes you aware of your own strengths, but perhaps more importantly, also of your own weaknesses, which enables each of us to improve ourselves.

■ Fernando Vidal

HR manager, Norske Skog Bio Bio



Lens is a significant contribution to develop the management team in South America. Workshops focusing on personal improvement plans were useful tools easily to apply with clear and quick results of people who participated. We related the leadership training with discussion around the future of Norske Skog in South America.

■ Jane Hanna

HR and communication advisor, Norske Skog Boyer



The focus on good people management and communication is an excellent message for Norske Skog to promote to its current and future leaders. It provided me a great opportunity to think about what leadership means."

Personal development is crucial for success

If Norske Skog is to be recognised as a world leader in the paper industry, we must constantly develop our personnel and make sure we have the best-educated employees in our business.

We have accordingly joined with external partners in recent years to launch programmes aimed at developing skills for both operators and senior technical personnel. New processes, equipment and products create a constant need for further education. Giving priority to training and expertise development will always be necessary.

PAPERMAKING

Papermaking is a programme developed by the Federation of Norwegian Process Industries together with representatives from our mills.

It includes a half-year basic training in mathematics, chemistry and physics, and a one-year main course based on textbooks and interactive exercises. The programme is approved by the Norwegian education authorities and will give credits for those who continue their studies.

Aimed at experienced operators and young engineers, the programme has run for three years in Norway and has now been launched at our Australasian mills. It has also been translated into Dutch and French, and preparations for implementation at Norske Skog Parenco and Norske Skog Golbey have been made.

With this programme, we have set a new expertise target for our papermakers.

NORSKE SKOG ACADEMY

Developed together with Jaakko Pöyry, the Norske Skog Academy was launched in the spring of 2004. Its target group is senior engineers working on process development and investments, who need to refresh and update their skills in different aspects of papermaking. The requirement for such a programme became evident after a global expertise survey.

Based on teleconferences/net meetings supported by textbooks, the Academy's sessions are led by experienced paper engineers and global suppliers to the paper industry. Project work is carried out between sessions, and the latter are completed every third month with a written exam.

The Academy covered two subjects in 2004 - calendering and reeling and winding. More than 100 engineers from all our mills participated in the programme.

Two new sessions are due to be launched in 2005.



ACADEMICS: Pål Espen Eriksen (left), Anders Hauge Johansen and Roald Kirkengen from Norske Skog Saugbrugs at the Norske Skog Academy in 2004.

Cooperation with employee representatives

Norske Skog has developed a policy on cooperation with elected employee representatives based on our core values of honesty, openness and cooperation.

We concluded an agreement in 2002 with the International Federation of Chemical, Energy, Mine and General Workers (ICEM) which sets minimum global standards for employment, health and safety, and human rights for all our employees, suppliers and subcontractors.

However, the most important and valuable collaboration remains direct face-to-face communication with and involvement of employees in day-to-day work. This is a matter of openness and visible leadership.

A corporate identity, commitment and proprietary attitudes throughout the organisation can only be developed when each employee is respected and allowed to be an individual.

At all levels in our organisation, we have also established formal agreements with elected employee representatives on the exchange of information and consultation:

- A structured and transparent process has been put in place at every mill for cooperation, information and consultation, based on local legislation and agreements
- We have works councils for Australasia, South America and Europe
- An agreement is in place with all local unions in Norway on how to structure and handle information and consultation on common issues relating to our business and operations.

Most recently, we reached agreement on a Global Employee Forum (GEF), which establishes an umbrella for the three regional works councils. Its objectives are:

- To give corporate management the opportunity to meet employee representatives from all units and communicate the overall business direction and imperatives to them
- To give employee representatives the opportunity to be informed and secure direct feedback on current and future business issues in order to improve the decision-making process
- To facilitate and develop open and constructive relationships and networks among GEF representatives.



Collaborator and corrective

The concept of continuous improvement is nothing new for Norske Skog's employees, says chief shop steward Kåre Leira. "We've accepted change and improvement requirements as part of our daily lives ever since the company was created."

Leira has witnessed many changes since joining Norske Skog almost three decades ago, through good times and bad. He has played an important role for many years in developing a good climate of employee-management collaboration.

But many employees nevertheless found the Improvement 2003 programme, which aims to cut costs by NOK 2 billion, to be on the tough side.

"The uncertainty over redundancies was undoubtedly the hardest part," says Leira. "A lot of people were redeployed without adequate training, which can be difficult to cope with. Matters weren't improved by an inadequate pay settlement for the Norwegian mills, which undermined motivation."

NEW FORUM

All our union-management collaboration bodies are now functioning, but the workforce wants to exert greater influence. We have established works councils in all our regions on the model of the European body. Before Christmas, the chief executive and Leira signed a historic agreement to create a Global Employee Forum (GEF). Only four or five other multinationals have so far established a similar worldwide collaborative organ.

"This initiative has been very well received by the whole union movement," says Leira. "Union officials and group management are working constantly to cooperate better. Such collaboration is very well developed in central fora, but the picture remains rather more disparate at the subsidiaries."

After visiting South America and Australasia, he has nevertheless found that an acceptable mood prevails in our company.

"A lot depends on personalities," he notes. "Heavy demands are made on the communication skills of each mill manager and their willingness to involve employees before difficult decisions are taken."

Leira is impressed at the way Norske Skog Tasman in New Zealand has handled plans for restructuring and closing down a paper machine. Both parties (unions and company) are working constructively to minimise the potential for forced redundancies.

"The most important consideration for us is always that nobody loses their job, of course," he points out, and believes that Norske Skog Tasman should be a model for restructuring in other parts of our group.

LONG-TERM STAFFING

We are drawing up a long-term staffing plan to create more stable employment conditions. Our union officials see that such a plan can help us avoid further large-scale improvement projects with massive downsizing.

"The intention is that mill managements will review future staffing requirements together with union officials," Leira explains. "All departments must be involved in this process. I believe senior management sees the value of such collaboration, and they have specified that union officials must be involved. This hasn't happened yet, but the plan is due to be implemented in 2005."

NOTHING HIDDEN

Leira believes that we are living up to our ambition of being open. "Nothing is hidden from us, but we have to know where to find the information," he says. "I devote a lot of time to going around the various parts of the company to collect data. It's also a great advantage to have a seat on the group board, where we can ask questions and discuss issues."

Emphasising that he also has a direct line to the chief executive, Leira says that an open dialogue with the corporate management shows its worth when the really challenging questions appear on the agenda. The main issues for him and his colleagues are defining the appropriate level of staffing to safeguard employee working conditions, and requirements for production and quality. Every effort must be made to avoid redundancies. At local level, improved pay and working conditions top the list alongside staffing.

PIONEER

We have been a pioneer in many areas, and not least in making a commitment to all our employees. The global agreement with Norway's United Federation of Trade Unions and the International Federation of Chemical, Energy, Mine and General Workers (ICEM) aims to secure good minimum rights for all personnel. It also builds on human rights.

In force since 2002, this agreement has subsequently been revised. But none of our mills has breached any of its principles.

"I'm very pleased with this agreement and its follow-up throughout the group, so it wasn't difficult to sign a revision in 2004," says Leira. He adds that too many contractors were employed in parts of our business for a time, but that this has now been resolved.

NEGATIVE EXPRESSION

Norske Skog's union officials have not unreservedly accepted our goal of being a low-cost producer of newsprint and magazine paper.

"We're sceptical to the actual expression 'low-cost' because we're unsure about the consequences," says Leira. He believes this term could give the wrong impression of what we stand for, and suggest that we are willing to compromise on quality standards. The low-cost image also creates uncertainty about the future of jobs in our Norwegian operations.

"That said, we also see the need to restructure if we're to compete successfully as a leading company in this industry," he acknowledges. "Even though this might be a painful process, we must shut down old capacity and build new in order to become more cost-effective. I can't see that this conflicts with the interests of the employees."

He points again to the process at Norske Skog Tasman as an example of how this can be done, and maintains that the workforce will be satisfied if forced redundancies can be avoided.

Schoolchildren meet the industry

Norske Skog Bruck invites about 1,000 children to visit the mill with their teachers each year in recognition that they are tomorrow's readers and employees.



HELPING: Norske Skog Bruck presents its apprentice training programme and gives advice on possible careers.

The aim is to show youngsters how wood and other raw materials are processed into paper. A team of guides drawn from all areas of the Austrian company has been established for this Open Mill programme, and its members bend over backwards to explain the processes in a plain and simple way. Teachers, students from year five to university level, and project groups have the opportunity to see how wood is turned into paper. They get a feeling for the many steps required before they can read their morning paper or lose themselves in an engrossing magazine.

Norske Skog Bruck also visits schools and works with students on different projects. Special vocational information fairs and parent meetings are organised in schools, where the mill presents its apprentice training programme and gives advice on possible careers.

A recently-established educational cluster is the link between secondary and vocational schools and the economy. Exchanging information ensures that future personnel are as well prepared as possible for vocational training in industry. This recruitment strategy is now being pursued by Norske Skog Bruck to reach the employees of tomorrow.

Best apprentice

Kylie Brown at Norske Skog Boyer was acclaimed as Tasmania's best industrial apprentice by the state's organisation for technical and further education. She received her award from Tasmanian education minister Paula Wreidt.

With the mill since November 2002, Brown is training as an electrician and instrumentation technician. She is one of just two female apprentices, and enjoys the challenges.

"I'd prefer to learn something new every day," she enthuses. "I love my trade, and love working at Norske Skog Boyer."

Australian apprenticeships last for four years and combine theory with practice. The practical component increases over time until it accounts for 100 per cent of the final year. Providing the various requirements are met, the apprentice then becomes a fully-qualified skilled worker.

LOVE TO WORK: "I'd prefer to learn something new every day, I love my trade and I love working at Norske Skog Boyer," says Kylie Brown.



Ten principles for a better future



Initiated in 1999 by the UN and its secretary-general, Kofi Annan, this compact is based today on 10 principles relating to human and employee rights and the environment. The Global Compact embraces a world-wide network of enterprises, governments, unions, civil organisations and the UN, which is dedicated to dialogue and coordinated action to promote a sustainable and inclusive global economy.

In 2004, the steadily expanding group of companies committed to the Global Compact supported the adoption of a 10th principle on combating corruption.

Discovering the world through reading

To Pamela Ramírez, reading is about getting to know and understand new environments with other ways of living and thinking, and completely different experiences. "It lets me discover parts of the world I don't know anything about before now," says this 16-year-old Chilean girl.

She attends the Hermann Gmeiner High School in Concepción, run by SOS Children's Villages. Twenty per cent of the 250 pupils at this technical secondary school live in the SOS Children's Village close to Norske Skog Bio Bio.

The SOS Children's Villages organisation provides orphans and neglected children with a safe home, helps them create their own future and participates in developing their local communities.

STRONG INFLUENCE

Ramírez speaks more intelligently than many adults in her neighbourhood. Her ability to use a highly-developed language so perfectly demonstrates the strong influence of reading.

She devotes a lot of time to this occupation, and is currently very eager to encourage it among her fellow students.

Her school first implemented a reading programme seven years ago, and this has yielded excellent results. Every pupil must get through at least 15 books a year.

"The programme's been successful because its books are chosen by students," explains Spanish teacher Francisco Roman.

Ramírez reads more than the 15 books required by the programme, and has consumed more than 70 volumes altogether. And that does not include her private reading.

"Reading is an opportunity to broaden my grasp of what's right and wrong in this world, as well as my understanding of the truth," she says. Her eyes sparkle when she talks about her most recent book, *Zert* (The Joke) by Czech author Milan Kundera. "It deals with somebody who dies as the result of a joke," she explains. "The message is that the truth must be always told even though it might hurt."

The library at Ramírez's school received a donation in 2004 from Norske Skog to buy books, computers and several newspaper subscriptions, and currently contains 800 different volumes.

"This school is located in an underprivileged area," explains Fernando Vidal, human resource manager at Norske Skog Bio Bio. "Our gift makes a big difference to young people in this area and to their ability to secure an education and a job in the future."



BROADER: "Reading is an opportunity to broaden my grasp of what's right and wrong in this world, as well as my understanding of the truth," says Pamela Ramirez.

■ Accepting social responsibility

Building close and good relations with local communities was a conscious and natural part of Norske Skog's activities long before social responsibility became part of the assessment basis for indices, investors and analysts. We rank as the biggest employer in most of the places where our production facilities are located. That confers a responsibility.

A commitment to the local community is enshrined in our long-term strategy and corporate guidelines for social responsibility. We consider it important that our immediate neighbourhood has good health services, well-developed educational provision and a well-functioning infrastructure.

We will work for sustainable development by maintaining high environmental standards and pursuing socially-responsible business practices. That includes contributing to the quality of life and positive development for employees and the local society.

Our commitment to the community takes many forms. We sometimes support purely social measures. On other occasions, we contribute to the staging of sporting and cultural events. The individual employee's involvement in local activities is as significant as the financial support we can provide. The list of measures is long. Some examples have been selected for this annual report to illustrate their diversity.

Important contribution in Fiji

Helping to bring newspapers to young people, particularly in remote areas which lack basic facilities, is an important part of Norske Skog's involvement in programmes related to Newspapers in Education worldwide. This is why we have sponsored free copies of *Kaila!* in Fiji.

The weekly newspaper - its name means Shout! in Fijian - was launched in September 2004 by *The Fiji Times* as a 28-page publication with a strong educational slant for school children and young people in the Pacific island nation. In addition to being sold with *The Fiji Times* in towns and cities, free copies are being distributed to rural schools through the sale of sponsorship packages.

Tony Yianni, managing director of *The Fiji Times*, felt it was about time that the newspaper provided something for people under the age of 18 in Fiji. They make up a quarter of the population.

"The only media involvement with them was some children's TV and radio programming, very little of which was educational," says Yianni.

"Because of their isolation, rural schools have particular problems receiving regular and reliable basic services such as water and electricity, so life for them is very difficult. Most wouldn't have the opportunity to access the internet or sufficient text books.

The publication comprises three sections. *Blueboard!* is dedicated to news and information as an aid to learning and classroom interaction, and is compiled with the aid of the Education Department. *Qito!* quenches the thirst for news about sport and aims to provide a vehicle for ensuring that youth sport in Fiji receives more promotional dollars. Finally, *Unwind!* is full of competitions and fun, while still maintaining an educational element.

"If you fold a single tabloid issue of *Kaila!* in half, you get a 56-page quarter fold. Fold it again and it's equivalent to a 112-page paperback. That's a lot of learning free each week - plus the children now have a voice," says Yianni.

Yianni is pleased with the overwhelming response from the children and with the fact that the rural schools really appreciate being sponsored.

"Newspapers provide more than just news in most Pacific island nations," he explains. "People are hungry to read as much as possible because they have fewer distractions than the 'modern' world".

One of our sponsored schools is

POVERTY: Fiji may look like a Pacific paradise, but poverty is widespread there. Norske Skog is supporting Fijian schools and the publication of the Kaila! newspaper. Phil Rutherford from Norske Skog Australasia visits Muaniweni College, one of the schools helped by the company.



Fiji lies about 2 100 kilometres north of our sales office in Auckland, New Zealand. It comprises 333 islands spread over 3 000 000 square kilometres, but only 100 are inhabited by the country's 800 000 people.

Three national newspapers are published: The Fiji Times, dating back to 1869 and now part of Australia's News Limited, The Daily Post, a government-sponsored newspaper, and The Fiji Sun, an independent daily.

We have supplied The Fiji Times for more than 10 years, and sell it about 1 500 tonnes of Nornews per year. Our total Pacific sales come to 8 500 tonnes, covering newspapers in Papua New Guinea, Western Samoa, American Samoa, Vanuatu, New Caledonia and Tahiti.

Muaniweni College, which lies about an hour from Fiji's capital, Suva. It has roughly 150 students in years one-six. Phil Rutherford, our account manager for the Pacific islands, paid a visit during 2004.

"The trip was excellent," he enthuses. "It's difficult to understand what a rural school in Fiji is like without visiting one. They obvious-


Kaila!

***Kaila!* is coordinated by Sophie Foster, business editor of The Fiji Times, and put together by an education editor, a sports editor and a graphic artist. Reporters and photographers from the newspaper's other publications help out as needed.**

ly look forward to receiving *Kaila!* every week and it's a real source of interesting reading for them and their teachers.

"I got a chance to explain how newsprint is made and left some dried pulp for the science teacher so that she could include papermaking in her classes. It's great to see our sponsorship leading to a publication that's making a real difference to the lives and education of Fijian children."

Parenting energy, excellence and excitement

The Albury-Wodonga Festival of Sport has been bringing energy, excellence and excitement to this Australian region for 13 years - with support from Norske Skog Albury for most of that time.

The Festival of Sport is the largest and highest-profile event in the Albury-Wodonga calendar.

In keeping with its sponsorship policy of supporting and encouraging youth activities, Norske Skog Albury has ownership of the Young Sports Achiever of the Year award. These are among the major highlights of the festival, which was held in 2004 from 13 February to 28 March. Winners have gone on to national and international acclaim, including Olympic gold medals.

The festival's core aim is to encourage community participation in sport, with its benefits in the form of improved health. This is reflected in its statement of purpose, which reads: "The Albury-Wodonga Festival of Sport fosters and promotes participation by people of all abilities in all sports for the significant benefit of the region".

In 2004, 12 000 children and adults competed in more than 70 events as a celebration of the regional community's involvement, interest and ability in a wide variety of sports.

Over its six-week duration, the programme attracted more than 30 000 spectators - delivering an economic spin-off to the Albury-Wodonga economy.

The Young Achiever of the Year awards assist and acknowledge the achievements of the community's young sports people. Nominations are sought from the Albury-Wodonga region's sporting clubs, and a judging panel that includes a Norske Skog representative evaluates each nomination and selects 12 finalists, and then the ultimate winner. Guy Microft, mill manager at Norske Skog Albury, presents the winner's trophy at a gala dinner marking the official launch of the festival.

Putting on a fine performance

Children of employees at Norske Skog Bio Bio in Chile staged *The deaf grasshopper* before Christmas, drawing on skills learnt in an acting class with a professional teacher.

Since this Saturday morning training started in 1991, the youngsters have staged 14 plays ranging from *Little Red Riding Hood* to *Peter Pan*.

Their latest venture is based on a Chilean fairy tale, the children explain. The rich grasshoppers refuse to listen to the poor ants, which prompts one of the latter to rob a bank and steal all the money. This shows that people are the same regardless of what material possessions they have.

Teacher Julio Munow gives his pupils plenty of freedom. "In *Little Red Riding Hood*, we changed the story so that the wolf doesn't eat anyone," one of the children explains. "Instead, Red Ridinghood teaches him that everyone can benefit from being kind."

This opportunity to influence the content of their productions, and the acting experience, give the youngsters self confidence and train them in expressing their own views.

Since the acting class began, attendance has varied from three to 20 children. In years when participation is low, they have to play several roles each. Few signed up in 2003, but more joined after children in the audience saw how much fun those on the stage were having.



INSECTS ON STAGE: The children of Norske Skog Bio Bio employees portray a power struggle between insects. From left: Nataly Tones, Karla Germany, Soledad Perey, Solje Baunsgartner, Janeila Fernandez, Muriel Baunsgartner and Francisca Ramis.

Rare opportunity

More than 3 500 people attended Norske Skog Walsum's Open Day in May.

Visitors had a rare opportunity to tour the German mill and its production department. Colleagues on shift happily answered questions from visitors, who could also learn a lot from the many display boards set up to explain all the processes involved in paper production - from wood chips to the delivery of finished reels.

Children could not enter the mill site for safety reasons, but amused themselves with many activities, including a climbing wall, papermaking and sliding down a huge plastic shark. It was all so much fun that they would have gladly returned to the mill the very next day.



Warm clothes for children

Norske Skog Pisa in Brazil has been assisting needy youngsters for almost two decades, distributing new warm clothes every year to children in its home city of Jaguariaíva. The 2004 campaign managed to benefit pupils at three local nursery schools.

"It was very satisfying," says Mauro Nogueira, who works in the wood yard at the mill. Another employee, Luiz Carlos Monteiro, adds that the value of the donations is insignificant by comparison with the help they bring to poor youngsters.

Ana Maria Fernandes, who has three children at the Centro de Assistência Social Maria Imaculada nursery school, confirms that the contribution is very much appreciated. The family income is too low to afford new and nice garments for all six of her children.

"I'd like to thank Norske Skog Pisa and everyone working there for the help they've given my family. This is the first time my children have received brand new clothes," she says. As a result of the campaign, winter clothes were donated to 411 children.

Showing community spirit

Given its location and the fact that many of its employees live in Renkum, Norske Skog Parenco naturally supports local sports, culture, music and social initiatives. The mill is the largest employer in the local authority. This is also its community. Initiatives supported by Norske Skog Parenco include:

- projects run by the local De Bries welfare foundation, with the mill "adopting" a different scheme every year
- an internet programme for senior citizens
- the revival of a previously decaying district with support from the mill
- a foundation to promote the integration of Turks in Dutch society
- the development of youth talent - an area close to the mill's heart - through support for sports clubs, music festivals and other cultural events for local youngsters.

Alongside open communication with neighbours and other stakeholders, such activities have helped to enhance the image of Norske Skog Parenco in the local community over the past couple of years.

Origami musicians

Freie Presse Chemnitz, one of Norske Skog's biggest European customers, maintains a good tradition in Germany by organising its annual Pressefest.

As a long-standing supplier, we sponsor this open-air festival for around 170 000 visitors.

Thomas Olszenka, vice president of Norske Skog Deutschland, took the opportunity to present the "origami musicians" to schools for children with special needs as well as specialist organisations.

These paper figures were created by Robert J Lang at Drupa - the largest event for the media and printing industry - in Düsseldorf during May 2004.

A number of organisations applied to give them a new home. Their journey came to an end in Chemnitz, where they will inspire children and adults in their creative and therapeutic work.



PAPER ART: Robert J. Lang folded life-size figures in paper from Norske Skog to create an origami orchestra.

World Environmental day

Norske Skog Boyer's environment council, ably assisted by the Australian mill's vision team, celebrated World Environment Day on 5 June by launching its Environment Awareness Week 2004 and publishing a new Envirowatch newsletter.

The programme featured tree-planting, lucky-door prizes in the cafeteria, displays on water monitoring and waste management at the mill, and a display of Tasmanian devils from Bonorong Wildlife Park (see also page 51).

This allowed the mill to highlight the significance of environmental awareness and conserving the marsupial to people living in the Derwent Valley.



DEVIL RIBBONS: Anne Lacey with one of the green environment-week ribbons sold at Norske Skog Boyer in aid of the Tasmanian devil.

Reconstructing Viking times As one of the largest employers in the Ringerike district north of Oslo, Norske Skog Follum wants to make a positive contribution to the development of the local community.

So it played a major role in the reconstruction of a unique Viking longhouse, originally discovered in 1995 and dated to the first two centuries AD. The modern version is now open to the public.

Called Hringariki, this building will be developed nationally and internationally into a key facility for popular involvement with the focus on the Iron Age. The reconstructed longhouse is paralleled by a modern heritage centre.

Donations to tsunami victims Norske Skog chose, like many others, to donate money to help people hit by the tidal wave disaster on 27 December 2004. Its contribution was made to the Norwegian Red Cross.

The trade union at Norske Skog Union in Norway has also launched a drive to urge sister unions at the other mills around the world to make donations.

Generous with computers A total of 300 computers have been donated by Norske Skog Skogn in Norway to the service department of Levanger local authority in mid-Norway.

"These machines were much too good to be thrown away," explains HR and communication manager Per Anders Folladal at the mill. "So we wanted schools, clubs and societies to have them."

The Levanger department has circulated the offer to more than 100 relevant groups, but they must make provision for children and young people to qualify for one or more computers. The machines are provided without software.

Perennially popular peek The Open Day at Norske Skog Saugbrugs in Norway is a popular event among employee families and mill neighbours. People poured in for a peek when the doors were opened for the fourth time in a decade.

While the Idd school marching band played selections, visitors could follow a signposted route through the production facilities and debarking plant.

In addition to watching magazine paper being produced on three machines, the curious could have a look at the fire station - where children had the chance to "drive" a fire engine. The technical service department explained where the paper goes after leaving the mill, while the "get fit" project and the medical service focused attention on health and physical activity.

Information stalls also provided details about the apprentice scheme. Local apprentices were supplemented by counterparts from Germany's Norske Skog Walsum on an exchange at the Halden mill.

For the first time, visitors were able to fish in the Tista river which runs through the mill area - with expert guidance from the Workers' Hunting and Fishing Association.


FRONT
9397.5 9385.5
9398 9385
9409.5 9397.5
9413.5 9397 9384.5
9414.5 9399 9385.5
27A
27A
25B
27A

Increased knowledge about Norske Skog and understanding of the paper industry will contribute to fair pricing of the company in the stock market.

Fair pricing in the market

The main task people responsible for the investor relations function is to provide information to the financial market in Norway and internationally. Continuous communication with analysts and investors helps creat the confidence required to interest them in the company. In addition, they receive information which helps to ensure that the company's shares are fairly priced in the market.

Norske Skog's investor relations activities build on its core values of openness, honesty and cooperation. The work is driven by the principles of:

- **equal access to information**
- **availability – respond quickly to enquiries**
- **consistency – regular and planned IR programme**
- **openness – honest communication and high degree of detail**
- **reliability – detailed, standardised data**
- **efficiency – timely and coordinated distribution of information**
- **progressivism – anticipate requirements**
- **cautiousness – regarding comments on future developments**

Norske Skog was amongst the first companies in Norway to be awarded the Information and English Symbols by the Oslo Stock Exchange during 2004. These are given to companies which satisfy requirements for financial information on their own web site. Details available at www.norskeskog.com include Norske Skog's annual and interim reports, press releases and stock exchange announcements, presentations, share-related data, general company information, contact addresses and information on corporate governance.

Printed and electronic information is supplemented through regular webcast conferences and presentations for the Norwegian and international financial markets. A well-attended Capital Markets Day was held in Oslo during June, with the whole corporate management team taking part.

Norske Skog also contributed speakers to five international conferences and seminars. Roughly 200 presentations and investor meetings were staged during 2004 in Norway and a number of other countries. As in previous years, the main emphasises outside Norway was on the UK and the USA. But activities also took place in seven other European countries as well as in Canada and Australia.

About 20 Norwegian and foreign stockbrokers monitor Norske Skog and publish analyses of the company. A list of these can be found on the Norske Skog web site.

Norske Skog was shortlisted for several awards in the investor relations field during 2004.

Its shares are qualified for a number of equity funds which invest in companies with high standards for environmental protection and sustainable development.

Vice presidents Jarle Langfjæran and Rune Gjessing work with investor relations at Norske Skog.

■ Providing relevant and timely information plays an important role in keeping the financial market informed.

Financial calendar 2005:

Announcement of 2004 results – 3 February

Annual general meeting – 14 April

Q1 2005 – 4 May
Q2 2005 – 2 August
Q3 2005 – 1 November

Norske Skog Share price, Oslo Stock Exchange benchmark index and MSCI World F&P index 2003-2004


250
200
150
100
50
1/03
27
1/04
27
53/04
Morgan Stanley World Forest and Paper index
Oslo Stock Exchange benchmark index
Norske Skog shares

Relative TSR 31.12.02 - 31.12.04


120
100
80
60
40
20
0
96
1) Peer group (50%) (A)
Oslo Stock Exchange benchmark index (25%) (B)
MS World F&P (25%) (C)
Weighted (A+B+C)
Norske Skog
Outperformance = 9.6%-points
1) Price increase + dividend paid in % of share price as of 31.12.02

Market value of Norske Skog as of 31.12


NOK million
25 000
20 000
15 000
10 000
5 000
0
95
96
97
98
99
00
01
02
03
04
Year

Best shareholder value in the paper industry

Risk capital has been and remains essential for Norske Skog's development. With this in mind, the company has defined its primary goal as follows: Norske Skog will deliver the best shareholder value in the paper industry. Setting such a target will also safeguard the interests of employees, customers, suppliers and other stakeholders.

Three main strategic choices have been defined for attaining the goal of delivering the best shareholder value in the paper industry:

NORSKE SKOG WILL BE A LOW-COST PRODUCER

A low delivered cost of quality products is crucial to being competitive in the paper market. Norske Skog will:

- Norske Skog use capital effectively to develop a cost-competitive mill portfolio.
- Norske Skog take advantage of its global presence to grow production capacity where it can achieve the lowest delivered cost to its markets.
- Norske Skog focus its innovative capability and research and development resources on reducing costs and improving quality.

NORSKE SKOG WILL PURSUE PROFITABLE GROWTH

Company size and share liquidity are necessary in order to attract investors in the international capital market.

- Norske Skog will grow both organically and through acquisitions.
- Norske Skog will take advantage of its positions in regions where market growth is high.
- Norske Skog will maintain financial flexibility throughout the business cycle.

NORSKE SKOG WILL FOCUS ON ITS CORE BUSINESS

Focusing management attention and capital on the core business is important for attaining a leading market position and economies of scale.

- Norske Skog will focus on its core business of newsprint and magazine papers.
- Norske Skog will assess opportunities to extend its core business if this contributes to profitable growth.
- Norske Skog will build on its core competence in the international paper industry.

These three main strategies are supplemented by a number of supporting strategies. Two of these relate directly to the capital market:

NORSKE SKOG WILL USE CAPITAL EFFECTIVELY, AND HAVE FINANCIAL FLEXIBILITY

This means that Norske Skog will:

- increase capital turnover by keeping non-strategic investments at a level significantly below depreciation
- use cash flow as a key performance indicator
- ensure simple, transparent and sound financial structures
- maintain an investment grade rating
- make risk assessment part of its business decision process

NORSKE SKOG AIMS TO ENSURE THAT ITS PERFORMANCE IS FULLY REFLECTED IN THE SHARE PRICE

This means that Norske Skog will:

- communicate openly and effectively with financial markets
- deliver a competitive dividend
- seek to broaden the investor base
- provide employee incentive programmes linked to share price growth.

In addition to these strategies, Norske Skog has defined shareholder and dividend policies.

SHAREHOLDER POLICY

- Norske Skog's goal is to deliver the best shareholder value among companies in the paper industry.

■ **New divided policy**

Norske Skog wishes to pay a competitive and stable dividend to its shareholders. As an average over a business cycle, the dividend should correspond to 15-25 per cent of cash flow from operations, after financial expenses and tax.

On that basis, the board has proposed a dividend of NOK 6 per share for 2004. This is unchanged from the previous year. The dividend corresponds to 27 per cent of cash flow in 2004, and gives a return of 4.6 per cent in relation to the share price at 31 December 2004. The dividend will be paid on 29 April to those shareholders listed in the register of shares when the annual general meeting is held on 14 April 2005.

- Norske Skog's shares shall be liquid and based on the principle of one share - one vote.
- Dividend policy shall be predictable and responsible.
- Norske Skog's capital structure shall be adapted to its defined strategy at any given time, and the commercial risk posed by the operations it pursues.
- The work of Norske Skog's board of directors and corporate management will be based on the principle of equal treatment of and responsibility towards all the company's shareholders.

MEASURING RELATIVE RETURN

Norske Skog has previously measured the relative total return to shareholders against an index comprising four Nordic competitors (weighted 50 per cent), the Morgan Stanley World Forest and Paper Index (weighted 25 per cent) and the Oslo Stock Exchange's benchmark index (weighted 25 per cent). Measurements have been made over rolling two-year periods.

From 31 December 2002 to 31 December 2004, Norske Skog delivered a total return of 45.9 per cent. The competitors mentioned above achieved an average return over the same period of 10.3 per cent, the Oslo Stock Exchange benchmark index showed a return of 105.5 per cent, and the Morgan Stanley index was 19.2 per cent. The total weighted return for these index components was 36.3 per cent. Norske Skog's total shareholder return was 9.6 percentage points higher than the index.

A new method is being introduced from 2005, where Norske Skog is measured against nine other companies in the industry from a base defined as the average share price for 2003.

Norske Skog's relative return has been and will remain an important criterion in determining management bonuses.

Financial targets

Total shareholder return (TSR)	Best in the paper industry
Dividend	Stable, and over time, corresponding to 15-25% of cash flow from operations.
Return on capital employed (ROCE)	13% over a rolling five-year period
Gross operating margin (EBITDA)	28% over a rolling five-year period
Rating levels	BBB from Standard & Poor's, and Baa2 from Moody's
Net debt/equity (gearing)	< 0.90 over a rolling five-year period
Liquid reserves (% of turnover)	> 20%
Average term to maturity for debt	> five years

New chief financial officer



Christian Rynning-Tønnesen has been appointed senior vice president for finance and CFO at Norske Skog. With a background from the energy sector, he will be joining the group on 1 April 2005.

Financing and liquidity

Norske Skog operates in a cyclical and capital-intensive industry. Great weight is accordingly given to maintaining satisfactory liquidity and a sound long-term financing structure. Responsibility for financing and liquidity management has been centralised, and the main principle applied is that all external borrowing will be undertaken by the parent company, Norske Skogindustrier ASA.

Funding instruments



● Banks 41 %
● International bonds 38 %
● Domestic bonds 21 %

Repayment schedule long-term debt



NOK million
5000
4000
3000
2000
1000
0
Year

● Pan Asia Paper Company
● Norske Skog

Debt financing primarily takes the form of syndicated bank loans as well as domestic and international bond loans. Norske Skog works consciously to spread its financing between different banks, investor groups and markets. Such diversification is intended to reduce the group's financing risk.

Norske Skog has not guaranteed the debts of the partly-owned companies Pan Asia Paper Company, NorskeCanada or Malaysian Newsprint Industries.

The diagram to the left shows the composition of the group's funding sources at 31 December 2004.

AMORTISATION PROFILE AND MATURITY SCHEDULE

The target is to have a smooth and long-term amortisation profile is for the debt portfolio. This is intended to secure financial freedom of action and a satisfactory ability to service debt even in years of economic downturn. The aim is for the debt portfolio to have an average term to maturity of at least five years. At 31 December 2004, the average term to maturity was 7.1 years (excluding Pan Asia Paper Company).

During 2004, the holders of two outstanding bond loans were offered the opportunity by Norske Skog to swap their holdings for holdings in new loans with a longer term to maturity. Overall, this resulted in the repurchase of bonds totalling NOK 925 million maturing in 2006. At the same time, three new bond loans were issued, of which NOK 725 million matures in 2009 and NOK 200 million in 2014. A new loan of EUR 500 million maturing in 2010 was also issued to refinance two bank loans which were due to be repaid in annual and semi-annual instalments from 2005 to 2009. Both these transactions have helped to smooth out and extend the group's amortisation profile.

The bar chart below left shows the repayment schedule for the group's debt at 31 December 2004.

FINANCIAL CONDITIONS IN LOAN AGREEMENTS

The group seeks as far as possible to standardise its loan conditions. This applies particularly to clauses specifying requirements for key financial covenants. Under existing loan agreements, Norske Skog must satisfy the following financial covenants:

- Net equity (tangible worth less intangible assets) must total at least NOK 9 billion.
- The ratio of net interest-bearing debt to equity must not exceed 1.4.

This type of financial requirements are primarily specified for Norske Skog's bank loans. The group's bond loans have no requirements for key financial covenants. None of its loan agreements contain rating-sensitive covenants.

LIQUIDITY

The liquidity reserve should total at least 20 per cent of expected annual turnover, based on trend assumptions. That gives the group a satisfactory ability to meet short-term liquidity and capital requirements.

In addition to bank deposits and short-term placements, the liquidity reserve consists of committed, undrawn credit facilities with a remaining tenor of more than one year.

At 31 December 2004, Norske Skog's liquidity reserve totalled NOK 6.6 billion.

One of the group's syndicated credit facilities was refinanced in 2004. A facility of USD 450 was refinanced with a new revolving credit facility of USD 500 million, which matures in 2009. Together with a facility of EUR 400 million, this forms the main part of the group's liquidity reserve.

RATING

Norske Skog is credit-rated by Moody's and Standard & Poor's, two of the world's leading rating agencies. Their credit ratings are assigned after an overall assessment of external factors, such as market conditions and the competitive position, and in-house aspects such as management, strategy and financial position.

At 31 December 2004, the long-term rating was Baa3 from Moody's and BBB- from Standard & Poor's. Both ratings are at the "investment grade" level, which signifies companies with solid quality in credit terms. Norske Skog's target is ratings of Baa2 and BBB from Moody's and Standard & Poor's respectively, or one notch higher than today's in both cases.

Rating levels at 31 December 2004 for a selection of important competitors are shown in the table below.

Company	Moody's	S&P
Stora Enso	Baa1	BBB+
UPM Kymmene	Baa1	BBB
Holmen	Not rated	BBB+
Norske Skog	Baa3	BBB-
M-Real	Ba1	BB+
Abitibi Consolidated	Ba3	BB
Bowater	Ba3	BB

Share purchase and incentive schemes

Norske Skog ranks as one of Norway's most international companies. This is significant for the way it rewards its management.
All employees are also offered a good share saving scheme.

Through the annual share sale, the whole organisation's attention is focused on the owners' role in Norske Skog. It also provides employees with an understanding of the stock market.

Shares are sold at a discount on the market price. This arrangement was introduced for group employees in Norway during 1996. Norske Skog was a pioneer in offering an international share saving programme, which now embraces personnel at all units worldwide owned more than 90 per cent by Norske Skog. The ceiling for share purchases by any individual is three-fifths of the Norwegian national insurance base amount (G), corresponding to just above NOK 35 000. Shareholder-elected directors and members of the corporate assembly are also covered by the programme. The shares sold are taken from Norske Skog's own holding.

A total of 1 324 employees participated in the share sale of February 2004, an increase of 28 per cent from 2003 even though the workforce had been downsized by about 900 people. They bought a total of 243 440 shares, compared with 196 030 in 2003. This increase reflects a rise in the number of employees buying shares and a higher share price in 2004 that the year before.

PERFORMANCE-RELATED REMUNERATION

A performance-related remuneration scheme has been in place since 1998 for Norske Skog managers above a certain level. This bonus forms part of each manager's employment contract and is tied to specified targets which have to be met for payment to be made. Fifty per cent of any bonus is paid in Norske Skog shares, which must then be held for three years.

LONG-TERM INCENTIVE PROGRAMME

In December 2002, the board resolved to introduce an incentive programme in the form of synthetic options for the corporate management team. This programme runs over three years from 2003. A total of 600 000 synthetic options had been awarded under the programme at 31 December 2004. Of these, 300 000 options have been awarded with a strike price of NOK 134.50 and can be exercised from 1 July to 31 December 2006. The remaining 300 000 options have been awarded with a strike price of NOK 117.00 and can be exercised from 1 July to 31 December 2007. The CEO has been awarded 60 000 options in each of the tranches above, with the remaining options awarded to the other members of the corporate management in blocks of 30 000 for each member.

As mentioned above, the options are synthetic. If they are exercised, an amount corresponding to the difference between the market and strike price will be paid. That sum will be treated as pay, and the net amount after tax will be used to buy Norske Skog shares at market price. These shares must then be held for three years. As a result, it will take about six years from the date of an award before a possible gain can be realised. The options remain valid for as long as their holder is a permanent employee and has not resigned. The option programme has no dilution effect.

The CEO is authorised to allocate up to 30 000 synthetic options to each member of the corporate management on 1 October 2005, at a strike price corresponding to the average price of the Norske Skog share over the two preceding weeks. The options can be exercised in the second half of 2008. The other terms are as described above.

The chair is authorised to allocate synthetic options to the CEO at 1 October 2005, but the number of options must be clarified with the board before any allocation.

Risk management

Corporate governance in listed companies has become a key issue worldwide in the wake of revelations of shortcomings in management and control in international companies. Managing risk is an important aspect of such governance.



Assets in foreign currencies and hedges
NOK million
15 000
12 000
9 000
6 000
3 000
0
NOK
USD
EUR
AUD
CAD
CZK
THB
KRW
NZD
Net assets (excl local debt)
Hedges

Systematic efforts have been made in Norske Skog over a number of years to define the company's overall risk tolerance. This provides an indication of its financial capacity to cope with unexpected negative developments. Gross risk is assessed against net risk on the basis of hedging opportunities and correlations between different risks. In many cases, such correlations can significantly reduce the overall level of risk.

Risk assessments also make an important contribution to the basis for taking decisions on the company's investment projects.

Norske Skog's risk management involves hedging of currency and interest rate exposures, hedging some selected input factors such as energy and chemical pulp, credit risk and group non-life.

CURRENCY RISK

The group ranks today as one of the most international paper companies, with a substantial proportion of its costs in Norwegian kroner and sales in other currencies. This exposes Norske Skog to currency risk in the following areas:

- assets and liabilities in foreign currencies (balance sheet risk)
- a net cash flow composed largely of positive cash flow in foreign currencies and a negative cash flow in Norwegian kroner (transaction risk).

BALANCE SHEET RISK

Balance sheet risk arises when the group's accounts are consolidated in Norwegian kroner and translation differences arise on assets and debt in foreign currencies. This translation difference is booked against equity, and thereby affecting gearing (net interest-bearing debt to equity).

During 2004, the group's debt was mainly denominated in its primary currencies on the revenue side (currencies EUR, USD and AUD).

The group also has assets denominated in these currencies. This currency composition helps to reduce fluctuations in the group's book equity and gearing as a result of foreign exchange rate movements.

The diagram to the left provides an overview of the equivalent in Norwegian kroner of net assets and the hedging in the form of interest-bearing debt, futures and currency swaps.

Currency changes in 2004 reduced Norske Skog's assets by NOK 1.3 billion, debt by NOK 1 billion and equity by NOK 300 million.

TRANSACTION RISK

Norske Skog is exposed to currency fluctuations when cash flow in foreign currencies is translated to Norwegian kroner. Cash flow in foreign currencies comprises cash flow from operations, asset sales and investments, and financing activities. Norske Skog's policy is to hedge 50-100 per cent of expected net cash flow per currency for the next 12 months. The aim is to even out currency effects and improve the predictability of group earnings. At 31 December 2004, the hedging ratio was 83 per cent. Net transaction exposure at 31 December 2004 was NOK 5.7 billion, which can be broken down as follows:

Transaction risk

EUR	GBP	USD	AUD	NZD	Other
38%	31%	16%	18%	-10%	7%

The Norwegian krone strengthened against other currencies during 2004. This yielded a currency hedging gain of NOK 156 million.

Norske Skog's currency index comprises the group's net exposure per currency, and shows a weighted exchange rate development for the respective currencies which make up the exposure. The Norske Skog's currency index strengthened by 3.4 per cent during 2004.

In addition to the transaction risk, the group has an indirect currency exposure beyond the next 12 months in that the pricing of its raw materials and finished products is also affected by currency fluctuations. Analysis of this exposure were carried out in 2004. As far as possible, these analysis have been taken into account by the group in its overall risk management.

Value of Norske Skog's trade-weighted currency basket


31.12.01 = 100
100
90
80
70
60
1/02
1/03
1/04
12/04
Month/year

INTEREST RATE RISK

A clear correlation exists between economic cycles and interest rate movements. Interest rates fall during an economic downturn and rise in an upswing. Norske Skog's revenues are also sensitive to economic cycles. The company accordingly structures the interest rate duration so that interest costs partly offset revenue movements caused by economic cycles.

Norske Skog's debt is largely subject to floating interest rates, defined as fixed for less than one year.

Interest period, in effective terms, of group debt

	USD	EUR	AUD	KRW	CAD	Other	Total
Debt in currency in NOK billion [1]	3.3	8.6	3.5	1.3	0.8	0.4	17.8
Duration per currency [2]	0.9	1.3	1.4	0.1	0.4		1.2

1 Incl currency swaps and foreign exchange forwards.
2 Effective interest duration in years. Pan Asia Paper Company's debt is excluded from the calculation. Duration indicates the change in market value of the group's debt from a change in market rates, and is calculated for the group's main currencies with a gross debt position. The table presents the net position of underlying debt and off-balance-sheet instruments included in the duration calculation.

Duration targets have been set for interest rates in each currency. At 31 December 2004, the average duration of interest rates was 1.2 years. Interest rate derivatives are used to adjust the duration of interest rates.

ENERGY

The strategy for global price hedging of energy is determined at group level. Hedging is greater in those regions where prices fluctuate the most. That applies to countries with a hydropower-based energy system, such as Norway and New Zealand. Norske Skog has established a rolling hedging strategy with associated hedging mandate for power purchases three years into the future. However, the unhedged part of energy consumption must not exceed the limits set by the board.

Existing long-term contracts cover more than 85 per cent of Norske Skog's total electricity consumption by its Norwegian mills up to 2020. The price level is favourable and relatively stable. Hedging premiums have been high in Europe, and the group has accordingly elected to meet a substantial part of its requirements in the short-term market. Electricity requirements for the next few years in South America and Australasia are covered by short-term (two-three year) and long-term contracts.

The risk mandate is monitored through detailed routines for internal control and reporting relating to the limits for contract hedging and position-taking in the energy market, and the use of hedging instruments.

INSURANCE

Norske Skog has developed a sound system for operating and maintaining its insurance policies and associated risk management activities. Insurance surveys were carried out at all the wholly-owned mills. All these facilities currently maintain high operational and maintenance standards, and active use is being made of survey findings to achieve a further strengthening of loss prevention efforts. This is done through the use of a "green light risk evaluation matrix", developed in-house, which ensures a systematic assessment and follow-up of the risk picture at the mills. Norske Skog has also developed a loss prevention protocol, a risk and insurance survey protocol and an insurance manual to ensure good risk management. This work again resulted in very satisfactory figures for insurance claims during 2004, without losses of any significance.

Norske Skog continued to develop such centrally-managed insurance programmes as material damage, liability and transport. A significant part of the group's exposure was once again insured in NSI Insurance A/S during the year. Established in 2001, this captive underwriter is making satisfactory progress. The long-term strategy for Norske Skog is to strike an optimum balance between in-house and external risk financing.

Marked capitalisation as a % of book value at 31.12


150
100
50
0
95 96 97 98 99 00 01 02 03 04 Year

Weekly trading volume and share price in 2004


mill shares
Share price NOK
10
8
6
4
2
0
150
140
130
120
110
100
90
80
1/04 10/04 20/04 30/04 40/04 50/04 Month/year
Share price
Shares traded

Percentage ownership distribution


%
100
80
60
40
20
0
95 96 97 98 99 00 01 02 03 04 Year
Non-Norwegians
Other, Norway
Forest owners

Higher average share prices

The Oslo Stock Exchange made strong progress in 2004, with its benchmark index improving by 36.5 per cent.

This increase largely reflected the high oil prices which prevailed for most of the year, but some companies outside the oil sector also saw their share price rise substantially.

The Norske Skog share yielded a return of 7.9 per cent over the period from 30 December 2003 to 30 December 2004, including the dividend of NOK 6 per share. This return did not differ significantly from that provided by most other Nordic companies in the paper industry. The average price of the Norske Skog share rose by 11 per cent compared with 2003.

Norske Skog had a market value of NOK 17.4 billion at 30 December 2004 compared with NOK 16.9 billion a year earlier.

Share price information*

	2004 NOK/share	2003 NOK/share
Official price for tax return purposes, 31.12	132.50	129.50
Price 31 December	131.00	127.00
Average price	125.00	112.70
Highest price	146.50	139.00
Lowest price	110.00	86.50

*With the exception of the official price, these figures are based on closing prices.

Norske Skog had a market value of NOK 17.4 billion at 31 December 2004 compared with NOK 16.9 billion a year earlier.

A liquid share

The company's shares are listed on the Oslo Stock Exchange. A total of 157.8 million Norske Skog shares were traded in 2004.

This is an increase of 12.5 per cent compared with 2003. Given the average number of outstanding shares (excluding those owned by the company itself), this trading volume represents a turnover ratio of 119 per cent as against 106 per cent in 2003. Since the merger of the A and B shares in 2001, and the international share issue of the same year, Norske Skog has been one of the most liquid shares on the Oslo Stock Exchange.



Stable shareholder structure

The company's share capital at 31 December 2004 totalled NOK 1 331 370 880, divided between 133 137 088 shares.

All shares have equal rights in the company. No changes occurred in the share capital during 2004.

Norway's forest owners' associations owned 21.1 per cent of the shares at 31 December 2004, virtually unchanged from the year before. The proportion of shares held by foreign owners totalled 38.2 per cent, a marginal increase from the end of 2003. Apart from employees at Norske Skog's mills outside Norway, most foreign investors are registered through custodial banks.

The company had 23 851 shareholders at 31 December, of whom 1 271 are resident outside Norway.

Norske Skog owned 819 976 of its own shares at 31 December 2004 as against 732 752 at 1 January.

A total of 339 500 shares were purchased in the market during the year, while 252 276 were sold to the company's own employees in connection with the annual share sale or transferred in partial settlement of bonus agreements.

The board is authorised to buy back up to 10 per cent of the outstanding shares. This authority runs until 10 October 2005, and the board will seek to have it extended further.

Main financial figures

	Definitions	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Profit and loss account (NOK mill)											
Operating revenue		25 302	24 068	23 471	30 354	26 635	18 054	14 908	13 312	13 265	12 548
Gross operating earnings	1	4 303	4 686	5 198	8 419	6 599	3 818	3 103	2 223	3 136	3 332
Operating earnings		757	1 536	1 306	5 096	4 211	2 129	1 780	1 083	1 916	2 500
Earnings before financial expenses	2	868	1 381	1 180	5 581	4 575	2 252	1 948	1 194	2 076	2 850
Earnings before taxation		140	770	806	3 894	3 021	1 825	1 417	650	1 732	2 336
Earnings for the year		655	402	1 162	2 494	1 958	1 300	1 020	590	1 317	1 669
Balance sheet (NOK mill)											
Fixed assets		36 861	39 345	38 330	45 417	43 717	18 828	17 586	12 778	12 031	10 246
Current assets		7 238	7 119	6 769	10 855	17 510	6 086	6 663	4 515	4 592	4 618
Total assets		44 099	46 464	45 099	56 272	61 227	24 914	24 249	17 293	16 623	14 864
Shareholder's equity incl minority int		18 894	19 322	17 827	19 526	22 351	11 727	10 029	9 123	7 691	6 546
Long term debt		20 052	21 622	21 062	30 858	31 906	9 021	9 564	4 947	5 178	4 981
Current liabilities		5 153	5 520	6 210	5 888	6 970	4 166	4 656	3 223	3 754	3 337
Total liabilities and shareholders equity		44 099	46 464	45 099	56 272	61 227	24 914	24 249	17 293	16 623	14 864
Net interes bearing debt		16 871	18 016	18 467	22 820	20 535	7 618	7 082	4 145	4 827	4 006
Profitability											
Gross operating margin %	3	17.0	19.5	22.1	27.7	24.8	21.1	20.8	16.7	23.6	26.6
Net operating margin %	4	3.0	6.3	5.6	16.8	15.8	11.8	11.9	8.1	14.4	19.9
Net profit margin %	5	2.6	1.7	5.0	8.2	7.4	7.2	6.8	4.4	9.9	13.5
Totalrentabilitet %	6	1.9	3.0	2.3	9.5	10.6	9.2	9.4	7.0	13.2	21.4
Return on total assets %	7	3.4	2.2	6.2	11.9	11.5	12.0	10.7	7.0	18.5	30.1
Equity ratio*	8	42.8	41.6	39.5	34.7	36.5	47.1	41.4	52.8	46.3	44.0
Net interest-bearing debt/equity		0.89	0.93	1.04	1.17	0.92	0.65	0.71	0.45	0.63	0.61
Return on capital employed %	9. 15	2.50	3.60	3.20	13.7	13.1	11.0	11.7	8.4	15.9	25.4
Net earnings per share after tax (NOK)	10	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	16.99	22.01
Net earnings per share fully diluted (NOK)*	10	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	15.10	19.33
Cash flow per share after tax (NOK)	11	22.04	22.45	27.89	58.47	48.18	23.29	31.85	19.00	33.74	33.11
Cash flow per share fully diluted (NOK)*	11	22.04	22.45	27.89	23.29	48.18	23.29	31.85	19.00	29.22	28.67
Liquidity											
Liquid assets (NOK mill)	12	889	930	868	4 158	8 629	803	2 312	853	1 088	1 010
Cash flow (NOK mill)	13	2 948	2 973	3 687	7 052	4 922	2 162	2 859	1 615	2 616	2 555
Current ratio	14	1.40	1.29	1.09	1.84	2.51	1.46	1.43	1.40	1.22	1.38

Definitions main financial figures

1. Gross operating earnings = operating earnings + ordinary depreciation + restructuring expenses
2. Earnings before financial expenses = operating earnings + interest income + share of profit in affiliated companies
3. Gross operating margin = gross operating earnings : operating revenue
4. Net operating margin = operating earnings : operating revenue
5. Net profit margin = earnings for the year : operating revenue
6. Return on assets = earnings before financial expenses : total assets (average)
7. Return on equity = earnings for the year : equity (average)
8. Equity ratio = equity : total assets
9. Return on capital employed = operating earnings before restructuring costs : capital employed (average) (see 15)
10. Net earnings per share after tax = earnings for the year : average number of shares *
11. Cash flow per share after tax = cash flow : average number of shares *
12. Liquid assets = cash and bank deposits + short-term investments
13. Cash flow = net cash flow from operating activities (from statement of cash flow)
14. Current ratio = current assets : current liabilities
15. Capital employed = total assets less affiliates, interest-free current liabilities and interest-bearing assets

* When calculating financial ratios per share after full conversion, net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Principal shareholders at 31 December 2004

(>0.3% ownership)

Name	Number of shares	%
Foreign holding [1]	50 866 192	38.21
Forest owners' associations [2]	28 077 948	21.09
Folketrygdfondet, Oslo	11 459 400	8.61
Odin-fondene, Oslo	3 755 300	2.82
Vital Forsikring, Bergen	2 262 408	1.70
Skagen Vekst, Stavanger	2 190 000	1.64
Rederiaktieselskapet Henneseid, Skien	1 977 204	1.49
Skandinaviska Enskilda, Oslo	1 842 315	1.38
DnB Investor, Oslo	1 414 190	1.06
A/S Havlide, Skien	1 396 248	1.05
Storebrand Livsforsikring, Oslo	1 059 992	0.80
Nordea-fondene, Oslo	901 796	0.68
Norske Skogindustrier ASA	819 976	0.62
DnB NOR Markets, Oslo	632 246	0.47
Avanse-fondene, Oslo	598 587	0.45
A/S Herdebred, Skien	576 020	0.43
Bankenes Sikringsfond, Oslo	550 971	0.41
Skiens Aktiemølle AS, Skien	492 203	0.37
KLP Forsikring, Oslo	488 530	0.37
Norsk Hydros Pensjonsfond, Oslo	484 981	0.36
Postbanken Aksjespar, Oslo	459 450	0.35
Storebrand Spar, Oslo	444 955	0.33
Skogtiltaksfondet, Oslo	413 406	0.31
Total shareholders with > 0.3% ownership	113 164 318	85.00
Total number of shares	133 137 088	100.00

1) The majority of these shareholders are registered under custodial banks (nominees).
2) The regional forest Owners' organisations in Norway, and the Norwegian Forest Owners' Association.

Key share-related figures

		2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Nominal value (NOK/share)		10	10	10	10	20	20	20	20	20	20
Average number of shares excl shares held in treasury (1 000)		132 430	132 415	132 194	120 604	102 159	92 829	89 773	84 991	77 537	77 177
Average number of shares after full conversion excluding shares held in treasury (1 000)		132 430	132 415	132 194	120 604	102 159	92 829	89 773	84 991	91 986	91 641
Net earnings per share after tax (NOK)	1	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	16.99	22.01
Net earnings per share after full conversion (NOK)	1	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	15.10	19.33
Cash flow per share after tax (NOK)	2	22.04	22.45	27.89	11.00	48.18	23.29	31.85	19.00	33.74	33.11
Cash-flow per share after full conversion (NOK)	2	22.04	22.45	27.89	11.00	48.18	23.29	31.85	19.00	29.22	28.67
Dividend per share (NOK)		6.00	6.00	6.00	6.00	6.00	5.50	4.25	3.50	3.50	3.00
Price/earnings ratio	3	26.5	41.8	11.1	8.2	7.9	12.1	7.9	12.5	5.1	3.4
Price/cash flow ratio	4	5.9	5.7	3.5	15.3	3.1	7.3	2.8	4.6	3.0	2.6
Payout ratio (%)		121.2	197.4	68.3	29.0	26.9	33.6	31.9	42.7	19.5	11.5
Number of shares 31.12. (1 000)	A share	133 137	133 137	133 137	133 137	67 972	57 592	57 592	57 592	53 114	53 062
	B share	-	-	-	-	25 172	25 172	18 832	18 832	12 168	12 168
	Total	133 137	133 137	133 137	133 137	93 144	82 764	76 424	76 424	65 282	65 230
Share prices high		146.50	139.00	175.50	168.50	172.10	172.51	110.81	120.15	86.86	94.57
Share prices low		110.00	86.50	82.50	115.00	90.11	82.80	66.97	77.12	70.83	69.00
	A share	131	127.00	98.00	168.00	150.59	169.67	90.11	86.86	86.46	75.29
	B share	-	-	-	-	146.00	168.50	95.50	100.00	97.25	87.75
Trading volume Oslo Stock Exchange	1 000 shares	157 839	119 400	107 649	116 458	54 118	46 424	47 650	61 000	51 200	56 000
Number of shareholders 31.12.											
	A share	23 851	23 212	21 083	22 587	19 431	17 900	18 002	17 466	17 456	17 285
	B share	-	-	-	-	14 915	14 693	13 746	13 796	14 271	14 605
	Total	23 851	23 212	21 083	22 587	21 779	19 884	18 753	18 075	18 070	17 710
Number of foreign shareholders 31.12.	A share	1 271	1 222	1 210	1 092	546	483	203	186	154	179
	B share	-	-	-	-	133	110	88	97	92	127
	Total	1 271	1 222	1 210	1 092	589	518	222	208	177	231
Foreign shareholding 31.12.	A share	38.2%	37.6%	43.1%	41.3%	25.1%	27.6%	27.6%	26.0%	23.6%	14.2%
	B share	-	-	-	-	8.3%	5.6%	6.0%	8.3%	15.2%	41.4%
	Total	38.2%	37.6%	43.1%	41.3%	20.5%	20.9%	22.3%	21.6%	22.0%	19.3%
Market value (NOK mill)		17 441	16 908	13 047	22 367	16 284	16 278	8 191	8 100	6 900	6 000

1. Net earnings per share after tax = profit for the year : average number of shares
2. Cash-flow per share after tax = cash flow : average number of shares
3. Price/earnings ratio = share price 31.12. : net earnings per share after tax
4. Price/cash flow ratio = share price 31.12. : cash flow per share after tax
a) When calculating financial ratios per share after full conversion, net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds.

The A and B shares merged into one share class in May 2001.



Confidence is crucial for lasting value creation and a winner culture

Ethical commercial behaviour, good corporate governance and a clear division of roles and responsibilities between the general meeting, corporate assembly, board of directors and chief executive are fundamental for confidence and lasting value creation.

Norske Skog is a supplier of newsprint and magazine paper, with mills and sales offices in five continents. Its object is to pursue pulp and paper operations and any activities connected with these. The company can also participate in other commercial activity by subscribing to shares or in other ways.

The board of directors has an overarching responsibility for determining the company's goals and strategy, and accordingly assesses its overall vision, values, goals and strategies at regular intervals - normally every 4-5 years. In the interim period, the focus is on updating strategic plans, implementation and meeting goals. Norske Skog's present vision, values, goals and strategies were adopted by the board in 2004. See page 80.

SHARE CAPITAL, SHARES, TRANSFERABILITY

Norske Skog's equity capital is tailored to its goals, strategies and risk profile. The board recently revised the company's dividend policy. See page 81.

The annual general meeting in 2004 authorised the purchase of the company's own shares up to a value of NOK 133 137 000, subject to a maximum of 10 per cent of the outstanding shares. This authority was given for a period of 18 months, and will be considered again at the annual general meeting on 14 April 2005.

Norske Skog has only one share class, and each share carries one vote. This promotes equal treatment of all shareholders.

Article 5 of the articles of association specifies that any transfer of shares must be reported to and approved by the board of directors. Shares transferred to a new owner do not carry voting rights until eight days after the company has been notified of the transfer.

This provision has its roots in historical conditions, and has never been used to prevent a share transfer. The board of Norske Skog will move at the next annual general meeting that this provision be deleted from the articles of association.

GENERAL MEETING

The company's supreme body is the general meeting, which is chaired by the chair of the corporate assembly. Its responsibilities include choosing the shareholder-elected members of the corporate assembly and their alternates, approving the annual accounts and directors' report, allocating the net result for the year and declaring the dividend on the basis of the proposal from the board and the recommendation of the corporate assembly. The general meeting also chooses three members of the company's election committee.

The annual general meeting (AGM) must be held within six months from the end of each fiscal year (31 December). Notice of the meeting must be issued at least two weeks before it is due to take place.

An extraordinary general meeting can be called by the board, the corporate assembly or the chair of the assembly. The board is duty-bound to call an extraordinary meeting if this is requested in writing by shareholders representing at least one-twentieth of the share capital.

Efforts are made to facilitate the largest possible attendance at the general meeting, and 54.57 per cent of the share capital was represented at the 2004 AGM in person or by proxy. This marked a slight increase from 2003. Proxies which specify how they should be exercised are permitted at the general

The election committee in 2004 comprised:

Ivar Korsbakken
(chair, corporate assembly)
CEO, Norwegian Forest Owners' Association

Idar Kreutzer
CEO, Storebrand ASA

Bjørn Kristoffersen
CEO, National Municipal Pension Fund (KLP)

Helge Evju
chair, Viken Skog

Evju is not a member of the company's corporate assembly or board. Neither the chief executive nor other members of the corporate management are members of the committee. The election committee provides satisfactory representation of the various shareholder interests.

meeting. The directors, the election committee and the company's external auditor will attend the general meeting.

All shareholders are entitled to put motion to the general meeting, providing these are submitted in writing to the board no later than one month before the general meeting is held. Matters not specified in the notice for the meeting can only be introduced with the consent of all the shareholders represented at the general meeting.

Contact with shareholders between general meetings is delegated to the company's management, and is based on the principle of equal treatment. The management seeks to have an active dialogue with the investor market.

ELECTION COMMITTEE

Norske Skog's articles of association provide for an election committee, which shall secure good candidates to serve as shareholder-elected directors and members of the corporate assembly, and to make recommendations concerning the remuneration of posts in the company's governing bodies. The committee is chaired by the chair of the corporate assembly. It also comprises three members chosen by the general meeting for a year at a time. When matters pertaining to remuneration are under discussion, one of the employee-elected members of the corporate assembly also joins the committee.

Decisions by the committee are taken after extensive analysis of the company's requirements and with a view to securing the broadest possible expertise, capacity and diversity.

New legal rules concerning female representation on the boards of Norwegian public limited companies were adopted in 2004. About 40 per cent of the directors must be women. These new rules, which apply to both shareholder- and employee-elected directors, have not yet come into force. The election committee will bear the new rules in mind for its work during 2005.

CORPORATE ASSEMBLY

The corporate assembly has 12 members elected by the shareholders and six elected by and among the employees. In addition, the employees have three observers. The assembly constitutes itself through the election of a chair and deputy chair, both for one year at a time.

Shareholder-elected directors of the company are chosen by the assembly members elected by the shareholders. The assembly is responsible for monitoring the management of the company by the directors and the chief executive. It also takes the final decision on proposals from the board concerning substantial investments as well as rationalisations or restructurings of the business which have significant consequences for the workforce.

In addition, the corporate assembly recommends to the general meeting whether it should approve the the annual account presented by the board, and the board's proposal for the application of a profit or coverage of a loss. It can also make recommendations to the board on any issue.

Norwegian legislation on the corporate assembly system rests on considerations of industrial democracy and the right of workers to exercise influence and be consulted. Elections for worker members of the assembly by and among the workforce are held every other year. The next election is in 2005.

BOARD OF DIRECTORS

The company's board of directors currently has seven members. See page 94.

In addition to overall responsibility for determining the company's goals and strategy, the board is required to keep itself informed about the group's financial position, determine the budget for the business and supervise that budgetary targets are met. Weight is given to ensuring that the company has satisfactory internal controls and a sound organisation of its business. The board also monitors that the information provided at any given time is relevant, correct and timely, and is based on the principles of openness and equal treatment.

The board is continuously briefed and updated on all important aspects of Norske Skog's operations, including environment-related challenges and the social responsibility of the company. As part of this process, it visited the company's mills, important customers and other business interests in South America during 2004. The directors visited the European mills in 2003. Plans for 2005 include a similar visit to Australasia.

The work and functions of the board are based on the principle of independence from the management. Neither the chief executive nor any other member of the corporate management is a director of the company, but the CEO attends board meetings on a permanent basis.

During 2004, the board itself discharged the functions which are assigned in some cases to a special audit committee. More time than in earlier years was devoted to audit-related issues. This included holding several meetings with the company's external auditors without the corporate management being present.

The board carries out annual assessments of its own competence, mode of working and activity. The election committee is briefed on the conclusions of this assessment. An introductory programme has been established for new directors, covering all aspects of the company's business.

Directors must act independently and in such a way that nobody obtains an advantage. Each director is duty-bound to inform the board about possible personal and significant commercial relations with the company which might call the director's independence and objectivity into question.

Specific authorisations given by the board to the chief executive mean that the directors deal only occasionally with contractual issues relating to the company.

One director, Øivind Lund, is employed as national head of ABB in Turkey. The ABB group delivers technical equipment to Norske Skog's paper mills from time to time. Chair Lars Wilhelm Grøholt and director Halvor Bjørken are forest owners who supply wood to the company on normal standardised terms. No director is remunerated for their work for the company from any source other than the company itself.

COMPENSATION COMMITTEE

The board appoints the company's president and CEO, and determines this person's conditions of employment, including incentive schemes, on the basis of proposals from a specially-appointed compensation committee, which comprises the chair and deputy chair of the board and one other director. This committee also discusses the principles for determining remuneration and other compensation arrangements for senior employees.

Norske Skog's policy is to pay a competitive basic salary based on the person con-

Corporate governance is regulated by:

- Norske Skog's articles of association. See page 128
- Norwegian Act on Public Limited Companies of 13 June 1997 no 45.
- Rules of procedure for the board of Norske Skog
- Authorities/instructions given to the chief executive
- Mandate for the compensation committee
- Recommendation on corporate governance. See www.oslobors.no/ob/cg
- Norske Skog's guidelines on ethical commercial behaviour. See www.norskeskog.com
- Norske Skog's core values of openness, honesty and cooperation

cerned's national labour market. All senior employees also have result-based component in their remuneration package. Annual targets are set in relation to the individual's area of responsibility. A focus on long-term value creation is assured by making 50 per cent of the annual payment in the form of Norske Skog shares which must be retained for three years. In 2003, the board also approved a three-year bonus programme related to the development of the share price. This is based on synthetic options, as described in more detail on page 83. Both these incentive schemes are implemented regardless of the location of the person concerned.

CEO AND CORPORATE MANAGEMENT

The chief executive is responsible for day-to-day management of the company's operations, and for ensuring that it is run and organised in accordance with shareholders' wishes and the board's decisions. He is also responsible for ensuring that the group accounts conform with statutes and regulations, and that assets are managed in a sound manner.

The corporate management team comprises chief executive Jan A Oksum and nine other members. See page 95.

OPERATIONAL GOVERNANCE MODEL

Norske Skog's organisation is structured on the basis of the value chain. This ensures a strong operational grip on value creation while maintaining efficiency and short decision-making lines.

The corporate management also includes the executives responsible for South America and Australasia respectively. This ensures closeness to customers, suppliers and relevant government agencies.

AUDITING

Norske Skog's internal audit department is responsible for operational auditing and for evaluating in-house management and control systems. The annual audit plan, control report and status report from the company's internal auditors are submitted to the board. In addition, the internal audit department is responsible for coordinating auditing activities between internal and external auditors.

The company's external auditor is responsible for financial auditing of the parent company and the consolidated accounts. The annual general meeting in 2004 elected PricewaterhouseCoopers as new auditor.

All board meetings which consider the annual and interim reports are attended by the external auditor. The board also regularly conducts separate discussions with the auditor without the administration being present.

The Improvement 2003 programme, which included reorganisation, downsizing and the introduction of new information technology systems, has created a need to review the in-house management and control systems.

Remuneration relating to employment and elected office in Norske Skog

■ **Corporate assembly** Remuneration is fixed annually by the general meeting. The The assmbley chair receives a fee of NOK 130 000 per year. The other members receive NOK 5 000 for each meeting. Committee meetings are remunerated at a rate of NOK 5 000 per meeting. These amounts are fixed. A total of NOK 441 500 was paid to members of the assembly in 2004.

■ **Board of directors** Remuneration is fixed annually by the corporate assembly. The chair receives NOK 450 000, the deputy chairman NOK 325 000 and the other directors NOK 250 000 each. Committee meetings are remunerated at a rate of NOK 5 000 per meeting. These amounts are fixed. A total of NOK 2 392 500 was paid to directors in 2004, including NOK 5 000 per meeting for alternates who attended.

■ **President and CEO** The CEO's salary and other terms are negotiated by the compensation committee and determined by the board. Salary and other remuneration paid to the CEO and additional information on pension plans and the pay guarantee scheme can be found in Note 3 to the consolidated accounts. See page 108.

■ **Corporate management** The compensation committee also reviews the principles for determining the pay and other conditions for the rest of the corporate management.

■ **Internal board remuneration** No fees are paid to Norske Skog employees who serve on the boards of group companies. Similarly, fees due to office holders in companies in which Norske Skog has shares fall to Norske Skog. That applies in cases where the employee has received the appointment because of their position in Norske Skog.

■ **Other** Information on option schemes, bonus schemes and loans to senior personnel is provided in Note 3 to the consolidated accounts. See page 108.

■ **Employee share saving scheme** All employees of Norske Skog ASA and subsidiaries owned more than 90 per cent are offered the opportunity every year to buy shares at a discount. The cost is deducted from their pay over 12 months. In 2004, this offer embraced all employees in Europe, Australasia and South America as well as shareholder-elected members of the corporate assembly and board of directors.

■ **Shares in Norske Skog owned by elected officials and the corporate management** Members of the corporate assembly owned 39 185 shares in Norske Skog at 31 December 2004. Similarly, directors owned 8 810 shares. Members of the corporate management held 28 509 shares and 480 000 options. For further details, see page 94.

Board of directors of Norske Skog

■ LARS WILHELM GRØHOLT



Chair of the board since 2002, director since 2001. Forest owner. Chair, Norwegian Forestry Research Institute (NISK) since October 2004, director since 2001. Chair, Norwegian Forest Owners' Association 1998-02. Chair Viken Skog 2000-02, Vest-Viken Forest Owners' Association 1999 and Drammen Forest Owners' Association 1993-99. Board member, Pan European Forest Certification (PEFC) 1999-03.

■ EGIL MYKLEBUST



Deputy chair of the board since 2003, director since 2001. Formerly managing director, Norwegian Employer's Federation and Confederation of Norwegian Business and Industry, and president and CEO, Norsk Hydro. Chair, SAS and former chair Norsk Hydro. Director, Sandvik AB, Vetco International and the University of Oslo.

■ JAN VIDAR GRINI



Worker director since 2001, elected by the employees. With Union, later Norske Skog, since 1960. Chief shop steward at Norske Skog Union and for the Norwegian units in Norske Skog. Director, Growth in Grenland since 1997. Deputy chair, Grenland Port Authority since 2001.

■ KÅRE LEIRA



Worker director since 1999, elected by the employees. With Norske Skog since 1975. Chief shop steward and chair of the company's European works council (EWC) since 1997. Board member, Norwegian United Federation of Trade Unions.

■ GISÈLE MARCHAND



Director since 2002. MSc in business economics. Managing director, Norwegian Public Service Pension Fund. Previously managing director, Batesgruppen AS. Leading positions in Norwegian banks, most recently as senior vice president with Den norske Bank. Director, EDB Businesspartner ASA, Innovation Norway, Guarantee Institute for Export Credit (GIEK) and GK Kredittforsikring AS.

■ ØIVIND LUND



Director since 2000. PhD engineering and business studies graduate. CEO, ABB Norway 1998-01. Head of the ABB group's global quality and productivity improvement programme, 2001-03. National head for Turkey, ABB, since 2003.

■ HALVOR BJØRKEN



Director since 2000. Forest owner. Chair, Forest Owners' Association North. Deputy chairman, Norwegian Forest Owners' Association, Industriflis and Din Tur AS. Director, Midt-Norsk Tømmerimport, and member of the corporate assembly, Skogbrand insurance company. Chair, SN Holding A/S.

■ ROBERT SVARVA



Observer since 2003, elected by the employees. With Norske Skog since 1990. Shift supervisor, Norske Skog Skogn.

Members of corporate bodies

(number of shares held in brackets)

■ Corporate assembly

Elected by shareholders

Ivar B Korsbakken, Oslo, chair (1 052)
Idar Kreutzer, Oslo, deputy chair (0)
Emil Aubert, Porsgrunn (34 505)
Ole H Bakke, Trondheim (53)
Svein Haare, Hokksund (855)
Bjørn Kristoffersen, Oslo (0)
Halvard Sæther, Lillehammer (2 817)
Svein Aaser, Drøbak (775)
Kirsten Ideboen, Høvik (0)
Åse Marie Bue, Marnardal (0)
Ann Kristin Brautaset, Oslo (0)
Christian Ramberg, Bø i Telemark (0)

Alternates

Turid Fluge Svenneby, Spydeberg (0)
Hege Huse, Oslo (0)
Torstein A Opdahl, Namnå (613)
Siv Fagerland Christensen, Sola (0)

Elected by employees

Stig Arnegård, Norske Skog Skogn (113)
Trond Andersen, Norske Skog Saugbrugs (0)
Magnus Straume, Norske Skog Union (38)
Roy Helgerud, Norske Skog Follum (0)
Stig Johansen, Forestia Braskereidfoss (385)
Per K Dahl, Norske Skog Saugbrugs (555)
(on leave since September 2003)

Alternates

Steinar Voldseth, Norske Skog Skogn (0)
Paul Kristiansen, Norske Skog Saugbrugs (0)
Kjell Aspestrand, Norske Skog Saugbrugs (300)
Bent Sevaldsen, Norske Skog Union (0)
Jørn Kristiansen, Norske Skog Follum (0)
Tom Helland, Forestia Agnes (150)

Observers elected by the employees

Jarle Halvorsen, Norske Skog Union (0)
Kjell Hansen, Norske Skog Follum (0)
Ove Magne Anseth, Forestia Braskereidfoss (210)

Alternate observers

Eigil Fredriksen, Norske Skog Union (410)
Terje Andre Bråten, Norske Skog Follum (25)
Rolf Randen, Forestia Kvam (293)

■ Board of directors

Lars Wilhelm Grøholt, Hov, chair (2 780)
Egil Myklebust, Oslo, deputy chair (0)
Øivind Lund, Istanbul, Turkey (1 067)
Halvor Bjørken, Verdal (3 090)
Gisèle Marchand, Oslo (300)
Jan Vidar Grini, Norske Skog Union (753)
Kåre Leira, Norske Skog Skogn (820)

Alternates for worker directors

Kjetil Bakkan, Norske Skog Skogn (158)
Per Øivind Lie, Norske Skog Union (0)

Observer

Robert Svarva, Norske Skog Skogn (120)

■ Corporate management

at 31 December 2004

Jan A Oksum, president and CEO (11 369)
Vidar Lerstad, senior vice president (4 549)
Rolf A Negård, senior vice president (1 042)
Hanne K Aaberg, senior vice president (1 654)
Jarle Dragvik, senior vice president (2 673)
Jan H Clasen, senior vice president (742)
Ketil Lyng, senior vice president (3 874)
Rob Lord, executive vice president (1 786)
Antonio Dias, executive vice president (820)

Auditor

PricewaterhouseCoopers (0)

Corporate management of Norske Skog

■ JAN A OKSUM
President and CEO



With Norske Skog since 1979. MSc engineering, Norwegian Institute of Technology. Research associate, Pulp and Paper Research Institute of Norway, 1974-79. Process engineer and production manager, Norske Skog Skogn, 1979-88. Technical manager, then managing director, Norske Skog Golbey, 1989-96. Senior vice president R&D, 1997. Senior vice president, pulp and magazine paper, 1997-99. Senior vice president, business development, 1999-00. Senior vice president, strategy, and deputy CEO, 2000-03. Chief executive since 1 January 2004

■ VIDAR LERSTAD
Senior vice president, strategy, and acting CFO



With Norske Skog since 1989. MSc in business economics, Norwegian School of Economics and Business Administration. With Norsk Hydro 1970-74. Counsellor and trade attaché, Export Council of Norway, Oslo and Brussels, 1975-80. Marketing vice president, Tandberg 1980-84, Managing director, Scancem cement factory, Togo, 1984-89. Managing director, Norske Skog Golbey, France, 1989-94. Managing director, Norske Skog Sales, 1994-96. Vice president sales and marketing, Norske Skog, 1996-99. Managing director, international area, 1999-00. Senior vice president, Asia area, 2000-02. Executive vice president, Norske Skog South America, 2002-04.

■ ROLF A NEGÅRD
Senior vice president, human resources and organisation



With Norske Skog since 1994. Law degree, Oslo University. Executive officer, Ministry Of Local Government and Labour, 1986-88. Police intendant II, 1988-90. Lawyer and chief negotiator, Federation of Norwegian Process Industries, 1990-94. Human resources manager, Norske Skog, 1994-96. Vice president human resources, 1996-02.

■ HANNE AABERG
Senior vice president, corporate communication



With Norske Skog since 1997. BA, journalism and public affairs, San Diego State University. Science studies, University of Oslo. Editor, Skarland Press AS, 1986-88. Chief information officer, Norwegian Shipowners' Association, 1988-97. Chief information officer, Norske Skog, 1997-00. Vice president, corporate communication, Norske Skog 2000-02.

■ JARLE DRAGVIK
Senior vice president, production



With Norske Skog in 1986-95 and since 1998. Graduate, Norwegian School of Management. Marketing manager, Singer Products Co, USA, 1985-86. Director of administration, Norske Skog (USA) Inc, 1986-89. Sales manager and vice president sales, publication paper, Norske Skog, 1989-95. Area vice president, Visma ASA, 1995-97. Managing director, Visma ASA, 1997-98. Mill manager, Hurum Papirfabrikk, 1998-99. Mill manager, Norske Skog Bruck, Austria 1999-02. Senior vice president, sales and marketing, 2002-04.

■ JAN-HINRICH CLASEN
Senior vice president, sales and marketing



With Norske Skog in 1992-96 and since 1999. MSc and PhD in engineering, Technical University Clausthal, Germany. Sales vice president magazine, Norske Skog, 1992-96. Managing director, Ahrensburg magazine printer, Axel Springer Verlag AG, Germany, 1997-99. Senior vice president sales and marketing, Pan Asia Paper Company Ltd, Singapore, 1999-03. Vice president, newsprint sales, Norske Skog, 2003-04.

■ KETIL LYNG
Senior vice president, supply and logistics



With Norske Skog since 1985. Law degree, University of Oslo. Norwegian Consumer Council, 1983-85. Group legal advisor, board secretary and deputy managing director, Norske Skog 1985-89. Vice president, commercial and administrative functions, 1989-95. Senior vice president, human resources and organisation, 1995-96. Managing director, Norske Skog Golbey, France, 1996-00. Vice president, strategy and business development, 2000-02.

■ ROB LORD
Executive vice president, Norske Skog Australasia



With Norske Skog since 2000. BSc, University of Waikato, New Zealand, and MBA, University of Canterbury, NZ. Product manager, paper, Tasman Pulp and Paper Co Ltd, 1988-91. Sales manager, Australian Newsprint Mills Ltd, 1991-93. Marketing manager and vice president, Tasman Pulp and Paper Co Ltd, 1993-98. Marketing vice president, Fletcher Challenge Paper (Australia) Pty Ltd, 1998-00. Vice president sales and marketing, Norske Skog Australasia 2000-03.

■ ANTONIO DIAS
Executive vice president, Norske Skog South America



With Norske Skog since 2000. Engineering degree from Escola de Engenharia Maua in Brazil, MSc and PhD in engineering, University of Michigan, USA. With Fletcher Challenge group in Brazil and New Zealand, in the areas of business development, e-commerce, investor relations and strategic planning, 1995-00. Senior vice president marketing and sales, Norske Skog South America, 2000-04.

■ CHRISTIAN RYNNING-TØNNESEN
Senior vice president, finance, CEO



With Norske Skog from 1 April 2005. MSc engineering, Norwegian Institute of Technology. Researcher, Sintef, 1984-85. Refinery analyst and product coordinator, Esso Norge, 1985-89. Consultant, McKinsey, 1989-92. With Statkraft in Norway, manager, strategy, executive vice president, supply northern European, executive vice president, market, executive vice president, strategy M&A and senior vice president, finance 1992-05.


7808.00
99.00
890.00
7890.00

Directors' report for 2004

Comments on the accounts

Demand for newsprint and magazine paper was good in most countries and regions during 2004, and Norske Skog's sales and production volumes grew by 4.5 per cent to 5.5 million tonnes. This is the highest level ever, and the volume corresponds to 95 per cent of production capacity. Earnings were nevertheless weak because one-year agreements in Europe and Australasia yielded price reductions in these markets. Prices measured in local currencies rose in most other markets. The price of several important input factors also increased during the year.

Since Norske Skog is a worldwide company, currency movements are very important for its earnings. As in previous years, major changes were experienced in exchange rates. That applied first and foremost to the US dollar, which weakened by eight to 10 per cent against a number of currencies during the year. The Norwegian krone also strengthened to some extent against the euro and the pound sterling. Overall, exchange rate changes meant that the krone strengthened by 3.5 per cent from 1 January to 31 December 2004 against the currencies in which Norske Skog has revenues and costs. On average for the whole year, however, the krone was a little weaker than in 2003. To even out currency effects in the short and medium terms, Norske Skog hedges the bulk of its cash flow at all times for the coming 12 months.

Earnings and cash flow

Gross operating revenue was NOK 25.3 billion (2003: NOK 24.1 billion), and gross operating earnings came to NOK 4.3 billion (2003: NOK 4.7 billion). Operating earnings after depreciation but before write-downs and provisions for restructuring in Australasia were NOK 930 million (2003: NOK 1.4 billion). When the excluded items are taken into account, operating earnings came to NOK 757 million (2003: NOK 1.5 billion).

A loss of NOK 41 million (2003: NOK 239 million) was recorded under affiliated companies as Norske Skog's share of the net loss for these companies. NorskeCanada accounted for a loss of NOK 44 million (2003: NOK 160 million), while Malaysian Newsprint Industries contributed a profit of NOK 5 million as against a 2003 loss of NOK 87 million.

Net financial expenses for 2004 amounted to NOK 718 million (2003: NOK 1 341 million). Currency hedging yielded a gain of NOK 156 million, compared with a loss of NOK 278 million in 2003.

Pre-tax earnings came to NOK 140 million after including NOK 142 million in gain on the sale of forest properties in mid-Norway. The corresponding figure for 2003 was NOK 770 million, which included other items of NOK 814 million - primarily gain on the sale of power stations in Norway.

The tax gain for 2004 was NOK 523 million compared with a cost of NOK 364 million the year before. Factors affecting the tax gain in 2004 include the reversal of NOK 276 million in tax reserves. Company taxes have also been reduced in several countries in which Norske Skog has operations, and changes in Australian tax rules meant a step-up in the tax values.

Net earnings after tax came to NOK 655 million (2003: NOK 402 million). Earnings per share were NOK 4.95 (2003: NOK 3.04).

Cash flow from operations, excluding financial items paid and tax paid, was just over NOK 2.9 million, virtually unchanged from 2003. Cash flow per share amounted to NOK 22.04 (2003: NOK 22.45).

The board confirms that the going concern assumption is realistic, and the annual accounts have been prepared on that basis.

Proposal for dividend

The board proposes a dividend of NOK 6 per share, unchanged from the year before. This proposal accords with the company's dividend policy, which is to pay a stable and competitive dividend averaging 15-25 per cent of cash flow over a business cycle.

Improvement programme

Norske Skog's Improvement 2003 programme was concluded at 31 December. Gains achieved from the base year of 2002 are in line with the original target of NOK 2 billion.

A major element in the programme was an extensive downsizing for mills, sales offices and staff functions. The goal was to reduce the workforce by 1 200 people, which was achieved with only minimum variances.

Balance sheet

The book value of Norske Skog's assets at 31 December 2004 was NOK 44.1 billion, a reduction of NOK 2.4 billion from the year before. This reflects higher depreciation than investment and the strengthening of the Norwegian krone since 31 December 2003.

Gearing (the ratio of net interest-bearing debt to equity) was 0.9 at 31 December 2004. This is in line with the target, and represents a slight improvement from 2003. After a provision of NOK 795 million for dividend, equity came to NOK 18.7 billion or NOK 140.50 per share at 31 December. The strengthening of the krone over the year reduced equity by NOK 300 million.

Norwegian bond loans were refinanced during 2004, which means that debt repayments will be marginal in 2005. The average time to maturity on the long-term debt was 7.1 years at 31 December. Norske Skog seeks a balance between various borrowing sources, and about 20 per cent of its borrowings at 31 December were in the Norwegian bond market. The remainder was divided fairly evenly between foreign bonds loans and bank borrowing. The Standard and Poor's rating agency reduced Norske Skog's credit rating to BBB- with stable outlook in the spring of 2004, while the Moody's rating remains unchanged at Baa3. These ratings accord with the company's strategy.

Investment

Capitalised investment came to NOK 2 billion (2003: NOK 1.2 billion). Norske Skog's share of PanAsia's new newsprint mill at Hebei in China was NOK 583 million in 2004. Conversions were also carried out at Norske Skog Bruck in Austria and Norske Skog Saugbrugs in Norway.

The board of Norske Skog resolved in June to invest AUD 160 million/NOK 750 million in an extensive restructuring of operations in Australasia. This project is in an early phase, and roughly NOK 60 million was incurred in 2004. In addition, the board decided to expand the TMP plant at Norske Skog Walsum. This project is costed at NOK 280 million and will be executed in the second half of 2005.

Implementing IFRS

Norske Skog will present its accounts in accordance with International Financial Reporting Standards (IFRS) from the first quarter of 2005. An opening balance sheet at 1 January 2004 has been prepared on the basis of the IFRS principles. This balance sheet is preliminary and unaudited. Two major changes arise in relation to the previously-reported balance sheet based on Norwegian accounting principles:

- Under IFRS, provision for dividend is not booked until it has been approved by the general meetings.
- Unlike the Norwegian accounting principles, IFRS does not permit deferred tax to be recorded at net present value.

See the more detailed presentation of the IFRS effects on page 126-127 of this report.

Regional operations

Europe: higher demand but lower prices

Norske Skog's operations in Europe embrace a total of nine mills, accounting for about 60 per cent of its production capacity. This part of the business had operating revenues of NOK 15.6 billion (2003: NOK 14.8 billion) and operating earnings of NOK 160 million (2003: NOK 1 033 million). The gross operating margin was 15.8 per cent (2003: 19.2 per cent).

Deliveries and production from Norske Skog's European mills came to 3.6 million tonnes, their best-ever level. In addition to high demand, this reflects good progress for productivity - particularly in the second half. Six of the mills set new production records.

Europe - newsprint

Operating revenues for the newsprint business were NOK 8.3 billion (2003: NOK 7.6 billion), and gross operating earnings came to NOK 1.2 billion (2003: NOK 1.3 billion). Volumes produced and sold increased by nine per cent. The 2004 result was weak owing to low prices and increased costs, particularly for energy and to some extent for other input factors.

European newsprint prices measured in local currencies were four-five per cent lower than in 2003 and at their lowest for 10 years. One-year contracts meant that the price level was relatively stable throughout the year, even though demand rose by more than six per cent.

Europe - magazine paper

Operating revenues for the magazine paper business were NOK 7.3 billion (2003: NOK 7.2 billion), and gross operating earnings amounted to NOK 1.2 billion (2003: NOK 1.5 billion). Volumes produced and sold were marginally lower than in 2003. This reflected conversion shutdowns at Norske Skog Bruck and Norske Skog Saugbrugs, and the gradual replacement of the Pacopress SC grade from Norske Skog Parenco with standard newsprint towards the end of the year. The 2004 result was weak owing to low prices and higher costs for chemical pulp and energy.

Europe experienced substantial excess capacity for lightweight coated (LWC) magazine paper over several years, which resulted in a big decline in prices despite good progress for demand. LWC prices in 2004 were 25 per cent below the 2001 level. The market for super calendered (SC) magazine paper was tight, but the position with LWC also led to lower prices for SC.

Demand for magazine paper in Europe increased by 4.5 per cent during 2004. The USA is an important export market for magazine paper, and demand there increased by more than seven per cent at the same time as price rise were implemented.

Australasia

Norske Skog has three mills in Australasia, and is the only newsprint manufacturer in that part of the world. This region had operating revenues of NOK 4.2 billion (2003: NOK 4 billion) and gross operating earnings of NOK 1 143 million (2003: NOK 1 175 million). The gross operating margin was 27 per cent (2003: 29 per cent). This decline primarily reflects a four per cent price reduction in New Zealand from 1 January 2004 and a seven per cent cut in Australia from 1 July. Lower prices in local currencies followed from the price formula incorporated in Norske Skog's long-term contracts with its biggest customers.

Productivity developed positively, and volumes in Australasia increased by 20 000 tonnes in 2004. Health and safety work has a high priority, and none of the mills suffered any lost-time injuries during the year.

South America

Norske Skog has one newsprint mill in Brazil and another in Chile, which makes it the largest manufacturer in South America. This region had operating revenues of NOK 1 146 million (2003: NOK 1 094 million) and gross operating earnings of NOK 346 million (2003: NOK 329 million). The gross operating margin was 30 per cent, which is the highest among Norske Skog's regions. Because of substantial imports from North America, price developments in the region by and large follow US trends. Measured in US dollars, prices for standard newsprint rose by about 10 per cent during 2004.

Productivity developed positively at the two mills. When account is taken of the termination of the joint venture with Klabin in the spring of 2003, production increased by two per cent in 2004.

At 31 December 2004, Norske Skog Pisa in Brazil had completed 588 days without a lost-time injury.

Partly-owned companies

PanAsia Paper Company

PanAsia Paper Company, a joint venture owned 50-50 with Abitibi Consolidated, is the largest newsprint manufacturer in Asia outside Japan. It owns four mills in Korea, Thailand and China. A new mill due to become operational during the second half of 2005 is under construction in China's Hebei province. PanAsia owns 80 per cent of this facility. Once it is operational, the company will be the largest newspaper manufacturer in China. In addition to selling newsprint from its own mills, PanAsia is also responsible for Asian sales of paper produced by its owners and by NorskeCanada. Norske Skog uses proportional consolidation to record its share of PanAsia's profit and loss account and balance sheet. This means that 50 per cent of PanAsia's profit and loss account, balance sheet and cash flow is recorded line by line.

PanAsia had operating revenues of USD 1 billion/NOK 6.7 billion (2003: USD 901 million/NOK 6.4 billion). This amounts in Norske Skog's accounts to operating revenues of NOK 2.6 billion (2003: NOK 2.4 billion) and gross operating earnings of NOK 443 million (2003: NOK 480 million). The gross operating margin was 17 per cent (2003: 20 per cent). Earnings were unsatisfactory in 2004, which primarily reflects the continuing weakness of the Korean market. The two mills in Korea account for about 80 per cent of PanAsia's production capacity, and current conditions mean that a relatively large share of their output is exported to other Asian markets.

PanAsia produced and sold just under 1.4 million tonnes of paper, which represents a 10 per cent increase from 2003. The company has very modern mills, which are highly efficient and have good health and safety figures. The lost-time injury frequency per million working hours was 0.5 in 2004.

Project financing for the Hebei mill was named Asia-Pacific Industrial Deal of the Year by the Project Finance magazine.

PanAsia's owners have not provided any guarantees for the company's debts.

Malaysian Newsprint Industries (MNI)

Norske Skog owns 34 per cent of MNI, which is Malaysia's only newsprint mill, and uses the equity method to consolidate its results. This means that Norske Skog's share of MNI's net earnings after tax is recorded in the profit and loss account under affiliated companies. The 2004 share amounted to NOK 5 million, compared with a loss of NOK 87 million for the year before which included NOK 38 million in write-down of assets. The improved earnings reflect better market conditions and higher prices.

NorskeCanada

Norske Skog owns 29.4 per cent of NorskeCanada, a listed company which ranks as North America's third largest manufacturer of newsprint and magazine paper. The equity method is used by Norske Skog to consolidate NorskeCanada's results. The Canadian company has four mills in British Columbia with a total capacity of 1.85 million tonnes of publication paper, as well as 115 000 tonnes of packaging grades and 400 000 tonnes of market pulp. NorskeCanada had net operating revenues of CAD 1.9 billion/NOK 9.7 billion (2003: CAD 1.6 billion/NOK 8 billion) and gross operating earnings of CAD 153 million/NOK 779 million (2003: CAD 78 million/NOK 390 million). The net loss was CAD 29 million/NOK 148 million (2003: CAD 85 million/NOK 425 million).

The main reason for the improvement in results was higher prices for both paper and market pulp. Improvement programmes also had a good effect, but the strengthening of the Canadian dollar against the US dollar meant that NorskeCanada's net result remained unsatisfactory.

Forestia

Norske Skog owns 90.1 per cent of Forestia, which comprises two chipboard plants at Braskereidfoss and Kvam respectively as well as a factory manufacturing I-beams at Mo i Rana. Forestia produced 363 000 cubic metres of chipboard and 575 000 running metres of I-beams in 2004.

The company had gross revenues of NOK 579 million and net earnings of NOK 5 million.

Nordic Paper

Nordic Paper, owned 45 per cent by Norske Skog and 55 per cent by M Peterson & Son AS, ranks as the world's largest manufacturer of greaseproof and baking paper grades, with an annual production capacity of 62 000 tonnes. The company has three mills, at Geithus and Greåker in Norway and Säfle in Sweden.

Revenues for Nordic Paper came to NOK 814 million, and its pre-tax profit was NOK 900 000.

The owners tried to sell Nordic Paper in 2004, but failed to obtain a satisfactory price.

Risk management

Norske Skog has worked systematically on managing risk for a number of years. One element in this is defining the company's tolerance to risk - in other words, its capacity to deal with unexpected negative incidents. Gross risk is assessed against net risk on the basis of correlations between various risks and hedging opportunities. In many cases, these correlations can significantly reduce the risk picture. Such assessments form an important part of the decision-making basis for the company's investment projects, for instance.

Risk management in Norske Skog primarily covers exchange rates, interest rates and energy, as well as credit risk and the group's non-life insurances.

Norske Skog hedges 50-100 per cent of expected cash flow in foreign currencies over the coming 12 months. At 31 December, the proportion hedged was about 80 per cent. Exchange rate fluctuations also affect the book value of group assets outside Norway. The group accordingly hedges its balance sheet against such fluctuations, primarily by matching the currencies in its loan portfolio with those in which its assets are denominated.

Existing long-term contracts cover more than 85 per cent of Norske Skog's total electricity consumption at the Norwegian mills until 2020, at a relatively stable and favourable price level. A substantial proportion of consumption in continental Europe is met in the short-term markets because the hedging premium there has been high. Electricity requirements in South America and Australasia for the next few years are covered by short-term (two-three years) and long-term contracts. Risk management is monitored through routines for internal control and reporting.

Having floating interest rates on as much as possible of its debt is regarded by Norske Skog as a way of reducing risk. This reflects the correlation between the company's earnings and the economic cycle, with interest rates normally high in growth periods and lower during recessions.

Norske Skog is exposed to liquidity risk when payments on financial liabilities do not correspond with its cash flow from operations. To counter such effects, the group seeks to spread payments related to financial liabilities throughout the year. In addition, the group has a specified liquidity reserve available at all times.

Credit evaluations are made by Norske Skog for all counterparties to financial transactions. At a minimum, they must be A-rated. Calculations are made for non-rated companies, based on the same requirements for key figures applied to A-rated firms. On the basis of a given rating and other calculations, each counterparty is allocated a limit for permitted credit exposure.

For further details, see the section on the group's risk exposures in Note 27 to the consolidated accounts.

Development of the share

Increased trading in the Norske Skog share

Most stock exchanges outside Norway were flat or progressed weakly during 2004. The Oslo Stock Exchange stood out with a sharp rise in its benchmark index, largely because high oil prices boosted share prices for many companies. The Norske Skog share, including dividend, yielded a return of 7.9 per cent from 30 December 2003 to 30 December 2004. This was not significantly different from most other Nordic companies in the sector. The highest and lowest prices in 2004 were NOK 146.50 and NOK 110 respectively, while the average price for the year was NOK 125 - 11 per cent higher than in 2003. Norske Skog's stock market valuation at 31 December was NOK 17.4 billion (2003: NOK

16.9 billion), which corresponded to 92 per cent of book equity.

Since the merger of the A and B shares in 2001 and the international share issue of the same year, the Norske Skog share has been one of the most liquid on the Oslo Stock Exchange. During 2004, 158 million Norske Skog shares were traded. That corresponded to 119 per cent of the total number of shares and represented an increase of 12.5 per cent from the year before.

Owner structure

Individuals or companies outside Norway owned 38.2 per cent of the shares at 31 December, which represents a marginal increase from 2003. The forest owner associations in Norway owned 21.1 per cent of the company at 31 December.

Relative return

Until 2004, Norske Skog has measured the return on its shares over rolling two-year periods against a relevant reference group of share indices and competitors. The Norske Skog share yielded a total return of 45.9 per cent over the latest two-year period, which was 9.6 percentage points above the reference group.

Own shares

Norske Skog held 819 976 of its own shares at 31 December 2004, or 0.6 per cent of the total number. The board is authorised to buy back up to 10 per cent of the outstanding shares. This authorisation runs until October 2005, and the board will propose that it be extended. The company acquired 339 500 of its own shares in the market during 2004, and disposed of 252 276 through the annual share sale to its own employees and as partial settlement of bonus agreements. A total of 1 324 employees participated in the 2004 share sale, an increase of 28 per cent.

Share capital

The share capital was unchanged in 2004 and totalled NOK 1 331 370 880 at 31 December, divided between 133 137 088 shares with a par value of NOK 10. All the shares have equal voting rights.

Markets for the company's products

Demand increased markedly during 2004 in Europe, Australasia, several Asian markets and South America. Despite that, prices declined from 2003 in Europe and Australasia. This reflected European price negotiations in the autumn of 2003 and a strengthening of local currencies in Australasia. Norske Skog's total deliveries increased by 4.7 per cent compared with 2003.

Newsprint

Many newspapers in western Europe, Japan and North America experienced a weak decline in circulation. At the same time, international trends indicate a marked shift in the newspaper market, with the major nationals losing ground to regional and local publications.

Newspapers are increasingly opting to switch from broadsheet to tabloid format. Paper consumption has been little affected by this change because the number of pages increase correspondingly.

A positive shift by advertisers from other media to newspapers was seen in 2004. This was paralleled by a growing preference for advertising in inserts rather than in traditional locations. Freesheets also continued their advance. That contributes to further growth in demand for standard and improved newsprint grades.

Global demand for standard and improved grades rose by roughly 3.5 per cent from 2003. The increase in eastern Europe was 18 per cent, while the rest of the continent witnessed a rise of five per cent. Australasian demand increased by four per cent for standard newsprint and 12 per cent for improved grades. Total South American demand for standard and improved newsprint topped one million tonnes for the first time, which was an increase of nine per cent from 2003. Consumption of improved newsprint in South America grew by no less than 30 per cent. Asian demand for standard newsprint was up by about four per cent, with China witnessing an eight per cent rise. Demand also increased in most other Asian countries apart from Korea.

The North American market contracted by almost two per cent for standard newsprint, while improved grades expanded by nine per cent. Traditional media such as TV and newspapers lost a share of the advertising market to electronic rivals in 2004. The total advertising market in North America grew by about six per cent from 2003. Newspapers remained the second largest advertising channel after TV, and held about 28 per cent of the market in 2004. The internet accounted for roughly five per cent, while TV carried some 33 per cent of US advertising.

Magazine paper

Demand for magazine paper increased markedly in 2004 compared with the year before.

Deliveries of coated grades from European manufacturers expanded by eight per cent from 2003, with the biggest increases in eastern Europe (16 per cent), North America (17 per cent) and Asia (23 per cent). This growth absorbed much of the production capacity added in Europe during recent years.

Global capacity for SC is fully utilised, so total deliveries rose by only one per cent in 2004. Demand in western Europe increased by three per cent.

The total market for SCA+, the highest grade in the SC segment, expanded by 13 per cent. Norske Skog's deliveries of this grade tripled from 2003.

Norske Skog focused on quality improvements for magazine paper to enhance both runnability and printability. In that context, investments were made at Norske Skog Bruck and Norske Skog Saugbrugs during 2004. Work on quality improvement will continue in 2005.

Cost developments for important input factors

The recovered paper market in Europe developed positively during 2004, with an average price about 10 per cent down from the year before. This decrease reflected continued growth in European paper recovery. Average recovered paper prices rose from 2003 in North America and Asia.

As expected, the price of chemical pulp increased during 2004. Prices have risen by about 20 per cent since 2002, and the reference price at 31 December 2004 was around USD 600 per tonne.

Apart from volumes imported to Norway from the Baltic states, the market for virgin wood in all Norske Skog's regions is in virtual balance. Supplies from the Baltic states were characterised by high prices throughout 2004 because of strong demand from Scandinavia pulp and paper companies. Price increases in the other regions were moderate.

The overall balance between supply and demand in power markets during 2004 was better than the year before, particularly in Norway and continental Europe. Norske Skog's European power costs nevertheless rose because of more favourable contractual prices in 2003. Globally, energy prices are rising as a result of low capacity growth, high Asian activity in the coal and oil markets, and taxes on both energy and distribution.

Norske Skog's logistics costs developed positively, but the inter-regional freight markets were affected by high Asian activity and oil prices.

The company's social responsibility

The environment

Norske Skog's strategy emphasises that the company will work for sustainable development through high environmental standards and socially responsible business practices.

The company's objective is to reduce the environmental burden of its own operations to a minimum. It works to ensure that the same environmental standards are also applied by its partly-owned companies and its suppliers.

All Norske Skog's mills operate in accordance with national legislation and statutory regulations. No incidents involving serious breaches of these requirements occurred in 2004. In many cases, Norske Skog sets stricter environmental standards for its own activities than national or local governments.

Recovered paper

Norske Skog's wholly-owned mills consumed 1 475 000 tonnes of recovered paper in 2004. Together with PanAsia, the company is the world's second largest consumer of this commodity for newsprint production. The new PanAsia mill in China, which is based wholly on recovered paper, will become operational in the summer of 2005. That will increase the total consumption of recovered paper by about 400 000 tonnes. Norske Skog owns 50 per cent of PanAsia.

Sustainable forestry

Norske Skog's business is based on processing one of the world's most natural raw materials - wood. The company is therefore an international prime mover for ensuring that forest management and practices accord with international standards for sustainable forestry. Forest owners and sawmills which can document that their roundwood and chips derive from certified forests are given priority as suppliers.

Traceability (chain of custody) certificates were issued to four of the company's mills in 2004. This means that they can document how much of their wood derives from certified forests and which these are.

The company's European wood procurement department is certified to and operated in accordance with the ISO 14001 environmental management standard.

Energy, waste and emissions/discharges

Norske Skog works actively to save energy and reduce waste. Virtually all the waste generated at its European and South American mills was exploited as bioenergy. A large proportion of the waste in Australasia goes to agriculture or disposal facilities.

About 700 000 tonnes of dry waste were generated from operations in 2004. Eighty-two per cent of this material was exploited for bioenergy, generating more than 2 400 GWh. The energy is primarily used as heat in the production process. A small proportion is also converted to electricity.

The value of the incinerated waste corresponds to more than 200 000 tonnes of oil.

Discharges to water from the mills were further reduced in 2004. Specific discharges of the main parameter, dissolved organic material (kilograms per tonne paper), decreased by roughly 10 per cent.

Because of a special wood raw material and production process, discharges to water from Norske Skog Boyer in Australia are higher than at the other mills. The authorities have given the company until December 2007 to implement further measures, and Norske Skog intends to enhance the mill's treatment plant in order to achieve a large reduction in discharges.

Environmental investment and measures

Norske Skog invested NOK 157 million in environmental measures during 2004. The biggest projects were at Norske Skog Parenco, where construction of a new fluidised bed incinerator for waste was completed, and at Norske Skog Golbey. The latter made substantial improvements to its deinking process for recovered paper, which allows a larger proportion of the residual material to be used for bioenergy.

Environmental certification

Thirteen of Norske Skog's 14 wholly-owned mills are certified to the ISO 14001 environmental management standard. The final mill will secure such certification during the first half of 2005.

Social responsibility

ICEM

Norske Skog signed an agreement with the International Federation of Chemical, Energy, Mine and General Workers' Unions (ICEM) in 2002. This aims to secure good minimum rights for all the company's workers. The agreement was revised and re-signed in 2004.

Global Employee Forum

Norske Skog has become one of the very few multinational companies to create a forum for union officials from all its mills - the Global Employee Forum. The agreement to establish this body was signed in December 2004.

Newspapers in Education

A five-year collaboration agreement has been concluded by Norske Skog with the World Association of Newspapers (WAN) on developing the Newspapers in Education programme. The aim is to improve reading skills and interest in newspapers among children and young people, particularly in new democracies. Norske Skog will contribute NOK 12.75 million to this project over five years.

Health and safety

Norske Skog achieved its best-ever health and safety results in 2004. Including the recovered paper business, nine of 15 units reported a year with no lost-time injuries. The company's strategy commits it to developing a working environment which meets the best standards in the industry, and to ensuring that health and safety always form an integral part of daily working both in its own business and at its suppliers.

The lost-time injury frequency per million working hours was 1.35, compared with 3.57 in 2003.

Sickness absence came to 4.1 per cent as against 4.7 per cent in 2003. Norske Skog works in a planned way to reduce such absences. Its inclusive workplace (IA) agreement forms the basis for these efforts in Norway. Many of the principles enshrined in this agreement are also applied at Norske Skog mills in other countries.

During a year generally characterised by very good figures for health and safety, the company unfortunately also experienced one of its worst accidents for a long time when an employee at Norske Skog Bio Bio in Chile died as the result of an accident at work. This clearly indicates that, even if the overall results are good, the highest standards must always be set for safety - both in day-to-day work and in planning further activities.

Personnel

Corporate management

Jan Oksum took over as president and CEO of Norske Skog on 1 January 2004. He has made certain changes to the composition of the corporate management team and the responsibilities of its members.

Christian Rynning-Tønnesen was appointed as the new chief financial officer at the beginning of 2005, and will take office in April.

Employees

Norske Skog had 7 050 employees at 31 December 2004. The Improvement 2003 programme was implemented as planned, and the workforce was accordingly downsized by 291 people in 2004. Since the programme began in 2002, a total of 1 073 jobs were shed.

The company gives great weight to developing its employees, and has several programmes for managers and other personnel. These have been updated in connection with the revision of the company's goal and strategy. All employees are due to have completed the Spirit of Norske Skog programme during 2005, for instance.

Gender balance and recruitment of women

Eleven per cent of Norske Skog's employees are women. The female proportion of the total mill workforce is about 10 per cent, while women account for 43 per cent of the company's sales and administrative staff.

Norske Skog is working actively to recruit more women. Long-term planning of workforce requirements pays special attention to increasing the recruitment of female apprentices and the proportion of women in senior posts. The company's first female mill manager was appointed in the autumn of 2004 at Norske Skog Follum.

In Norway, Norske Skog is involved in the Female Future programme run by the Confederation of Norwegian Business and Industry. This aims not only to increase the proportion of women in Norwegian company boardrooms but also to motivate women to apply for senior jobs in business.

Diversity

As a global company with operations in five continents, Norske Skog consciously seeks to achieve an international composition for its management and administration. Eighteen nationalities are represented at its headquarters outside Oslo, for instance.

Good contribution in 2004

The board wishes to express its thanks to all employees for their good contribution in 2004. The workforce has shown great loyalty to the improvement programme, while also achieving the best-ever results for health and safety.

Revising the strategy

The most important governing document in Norske Skog is Vision, Values, Goal and Strategy. The board approved a revised version of this document in 2004, and expanded it to include the company's values: openness, honesty and cooperation.

Norske Skog's vision is to be recognised as a world leader in the paper industry, while its goal is to deliver the best shareholder value in the paper industry.

To achieve this, the company has defined three overarching strategic choices for future development:

- Norske Skog will be a low-cost producer
- Norske Skog will pursue profitable growth
- Norske Skog will focus on its core business.

Restructuring and new investment

Restructuring in Australasia

The board of Norske Skog approved a restructuring plan for two of the company's Australasian mills in June 2004. Costed at AUD 160 million/about NOK 800 million, this will reduce annual expenses in the region by some AUD 30 million/NOK 150 million and improve the gross operating margin by three-four percentage points.

Two of the paper machines at Norske Skog Tasman are being upgraded and having their production capacity increased, while the third machine will be shut down. At the same time, capacity will be expanded at Norske Skog Albury.

The net result will be a capacity transfer of 50 000 tonnes from Norske Skog Tasman to Norske Skog Albury and an improvement in paper quality. This restructuring will strengthen Norske Skog's competitiveness in the region by increasing quality and cutting production costs while manufacturing the paper closer to customers.

Hebei

PanAsia Paper Company (PanAsia) is building what will be China's largest and most efficient newsprint mill in Hebei province. Norske Skog owns 50 per of PanAsia, which in turn has an 80 per cent interest in the new facility. The other 20 per cent is owned by the local Long-Teng Paper Company.

The Chinese market for newsprint is expected to reach 2.65 million tonnes in 2005, and forecasts indicate an annual growth of eight per cent up to 2010.

With an annual capacity of 330 000 tonnes, the new mill will base its production entirely on recovered paper. Up to half of this raw material is due to be collected in China.

Total investment is about USD 300 million/NOK 1.9 billion, and the mill is due to become operational during the summer of 2005.

Main study at Brazilian mill

Norske Skog has completed a preliminary study into the possible construction of a new paper machine (PM2) at Norske Skog Pisa in Brazil. The background is that this country and the whole of South America currently imports about two-thirds of its newsprint requirements. Brazil also has major cost advantages compared with other locations for new production capacity. That relates primarily to roundwood, since good supplies are available from nearby forest plantations, but other costs are also favourable. A possible implementation of the project would be viewed in conjunction with phasing out higher-cost newsprint capacity elsewhere in the world.

The board resolved in August 2004 to proceed with a main study. In addition to technical planning, Norske Skog will carefully evaluate market conditions and the economic framework in Brazil - including tax-related issues.

Corporate governance

Corporate governance embraces the principles and guidelines which specify how Norske Skog is managed, and which define the relationships between the general meeting, the corporate assembly, the board of directors and the chief executive.

A new Norwegian recommendation on corporate governance was issued in 2004. Corporate governance in Norske Skog essentially corresponds with its provisions. Significant variances exist only for a couple of items. These relate to the free transferability of the share, where article five of the company's articles of association specifies a restriction by requiring that the board approve share transfers. The board will propose to the next annual general meeting that this requirement be deleted from the articles of association.

As part of its annual work schedule, the board also reviewed and updated a number of the other governing documents.

Norske Skog has seven directors. Five of these are elected by the shareholders and two by the employees. Two of the directors were up for election at the previous AGM, and both were re-elected. Lars W Grøholt was re-elected as the chair and Egil Myklebust as the deputy chair.

According to a Norwegian Act of 2003, boards with six to eight directors must basically have at least three members of each gender. This requirement is reduced under the Act to two apiece for Norske Skog because women account for less than 20 per cent of its workforce. This statute has not yet come into force. On the basis of a voluntary agreement between the government and industry, gender representation on boards of directors covered by the Act will be assessed at 1 July 2005. If the government believes at that time that statutory regulation is still required, the Act can come into force in the autumn of 2005 with a transitional period up to 2007.

Audit

The board is in regular contact with the company's internal and external auditors.

The 2004 AGM resolved to appoint PricewaterhouseCoopers as the auditor, a post which had been filled by Arthur Andersen and later Ernst & Young since 1989.

Monitoring the global business

The board gives weight to ensuring that the directors are as familiar as possible with the company's global business. To help achieve that, the board visited Norske Skog's European mills in 2003. During 2004, it visited company mills, important customers and other industrial players in South America. A similar visit to Australasia is planned for 2005.

The company has also adopted an introductory programme for new directors.

Outlook for 2005

Norske Skog expects demand to continue increasing in most countries and regions during 2005, although the rate of growth will probably somewhat slower than in 2004. Combined with low capacity expansion, this should mean a better balanced market.

After three years of decline in Europe, prices are rising in 2005 as a result of a tighter balance between supply and demand.

Prices in Australasia are regulated under 10-year contracts based on US prices measured in US dollars. Prices in the second half will accordingly depend on trends in the USA and the relative strengths of the Australian and US dollars.

Growing demand and gradually rising prices are expected in South America and most Asian countries.

Developments are positive in China, where the new mill in Hebei province will become operational in the second half.

No major changes in costs are expected, apart from a further increase in energy prices during 2005.

Norske Skog expects its financial results in 2005 to be better than in 2004.

Other matters

Investigation by the competition authorities

The European Commission initiated an investigation of Norske Skog and others in May 2004 for alleged breaches of EU competition rules. This inquiry relates to alleged anti-competitive collaboration over the sale of newsprint and magazine paper in Europe, and over the purchase of recovered paper in Germany. The Commission has subsequently dropped the investigation into recovered paper on the grounds that similar inquiries have been launched by the German competition authorities. Norske Skog is not involved in the German investigation.

A similar investigation launched by the Commission in 1995 was dropped in 2002.

Class actions have been initiated in the USA against a number of companies in the North American and European paper industry, including Norske Skogindustrier ASA, Norske Skog (USA) Inc, Norske Skog North America LLC and Norske Skog Canada Ltd. These actions have been brought on behalf of various paper buyers and build primarily on the fact that some of Norske Skog's competitors are being investigated for alleged breaches of US competition rules. Compensation for possible financial loss is being sought.

Norske Skog has made no provisions in connection with these legal actions, investigations or the class actions brought.

Allocation of net earnings

Net earnings for Norske Skogindustrier ASA were NOK 454 million, which it is proposed to allocate as follows:

Dividend to shareholders	NOK 795 million
Transferred from other equity	NOK 341 million
Total	NOK 454 million

Following these allocations, distributable equity in Norske Skogindustrier ASA amounts to NOK 5 264 million.

Lysaker, 3 March 2005

Jan Vidar Grini

Kåre Leira

Halvor Bjørken

Gisèle Marchand

Øivind Lund

Lars Wilhelm Grøholt
Chairman

Egil Myklebust
Deputy Chairman

Jan Oksum
President and CEO

Profit and loss account

NOK million	Notes	2004	2003	2002
Operating revenue	2	**25 302**	**24 068**	**23 471**
Changes in inventory		6	(26)	(206)
Cost of materials		12 638	11 424	10 559
Personnel costs	3,4	3 548	3 509	3 514
Other operating costs	5	4 807	4 475	4 406
Depreciation and amortisation	11	3 373	3 285	3 292
Operating expenses		**24 372**	**22 667**	**21 565**
Operating earnings before impairments and restructuring costs		**930**	**1 401**	**1 906**
Impairments	11	(110)	-	-
Restructuring costs	7	(63)	135	(600)
Operating earnings		**757**	**1 536**	**1 306**
Earnings from affiliated companies	14	(41)	(239)	(290)
Financial items	6	(718)	(1 341)	(405)
Other items	7	142	814	195
Earnings before tax		**140**	**770**	**806**
Tax	8	523	(364)	362
Earnings		**663**	**406**	**1 168**
Minority's share of earnings	19	8	4	6
Majority's share of earnings		**655**	**402**	**1 162**
Earnings per share/Earnings per share fully diluted	9	4.95	3.04	8.79

Cash flow statement

NOK million	Notes	2004	2003	2002
Cash flow from operating activities				
Cash generated from operations		25 312	23 948	23 575
Cash used in operations		(21 044)	(19 731)	(18 290)
Cash from net financial items		(1 067)	(1 059)	(625)
Taxes paid		(253)	(185)	(973)
Net cash flow from operating activities	10	2 948	2 973	3 687
Cash flow from investment activities				
Investments in operational fixed assets	11	(1 981)	(1 200)	(1 146)
Sales of operational fixed assets	11	49	15	44
Other investments		-	-179	170
Net cash from sold shares and activities [1]	11	153	1 294	498
Net cash used for acquisition of companies		-	-	(6)
Net cash flow from investment activities		(1 779)	(70)	(440)
Cash flow from financial activities				
Net change in long-term liabilities		(323)	(1 665)	(6 411)
Net change in current liabilities		(33)	(454)	884
Dividend paid [2]		(817)	(795)	(792)
New equity [3]		10	59	-
Net cash flow from financial activities		(1 163)	(2 855)	(6 319)
Translation difference		(47)	14	(218)
Total change in liquid assets		**(41)**	**62**	**(3 290)**
Liquid assets at 1 January		930	868	4 158
Liquid assets at 31 December	16	889	930	868

1) In 2004, this amount consisted mainly of the sale of the forest in mid-Norway. In 2003, this amount consisted mainly of the sale of the power stations in Norway.
In 2002, it consisted of the sale of forests in southern Norway and Sweden, and the settlement for Norske Skog Flooring AS.
2) In 2004, this amount include dividend paid to minority interests in PanAsia.
3) Minority interest funding in Hebei, LongTeng Paper.

Balance sheet

NOK million	Notes	2004	2003	2002
Assets				
Intangible fixed assets	11	**4 382**	**4 727**	**4 682**
Operational fixed assets	11	**29 994**	**31 996**	**31 260**
Other long-term receivables	12	367	353	401
Shares in other companies and partnerships	13	24	41	40
Shares in affiliated companies	14	2 094	2 228	1 947
Securities and long-term financial assets		**2 485**	**2 622**	**2 388**
Fixed assets		**36 861**	**39 345**	**38 330**
Inventory	15	2 299	2 321	2 080
Other current receivables		942	580	889
Accounts receivable		3 108	3 288	2 932
Current investments	16	470	596	381
Liquid assets	16	419	334	487
Current assets		**7 238**	**7 119**	**6 769**
Total assets		**44 099**	**46 464**	**45 099**
Shareholders' equity and liabilities				
Share capital		1 331	1 331	1 331
Own shareholding		(8)	(7)	(9)
Share premium reserve		7 137	7 121	7 116
Paid-in equity		**8 460**	**8 445**	**8 438**
Other consolidated equity		10 248	10 680	9 232
Minority interests	19	186	197	157
Shareholders' equity	18	**18 894**	**19 322**	**17 827**
Deferred taxes	8	1 865	2 460	1 985
Pension obligations	4	458	443	352
Provisions		**2 323**	**2 903**	**2 337**
Interest-free long-term liabilities		438	429	537
Interest-bearing long-term liabilities	20	17 291	18 290	18 188
Long-term liabilities		**17 729**	**18 719**	**18 725**
Interest-bearing current liabilities	21	469	656	1 147
Interest-free current liabilities	22	4 684	4 864	5 063
Current liabilities		**5 153**	**5 520**	**6 210**
Total shareholders' equity and liabilities		**44 099**	**46 464**	**45 099**

Lysaker, 3 March 2005

Jan Vidar Grini

Kåre Leira

Halvor Bjørken

Gisèle Marchand

Øivind Lund

Lars Wilhelm Grøholt
Chairman

Egil Myklebust
Deputy Chairman

Jan Oksum
President and CEO

1. Accounting principles

The consolidated accounts are presented in accordance with the Norwegian Accounting Act of 1998 and Norwegian Generally Accepted Accounting Principles, and are presented in NOK million unless otherwise stated.

CONSOLIDATED ACCOUNTS

The consolidated accounts include the activities of the parent company, Norske Skogindustrier ASA, and its subsidiaries as one financial unit based on the accounting principles described below. All inter company transactions are eliminated from the consolidated accounts. Gains and losses arising from transactions between group companies are also eliminated.

Companies in which Norske Skog has a controlling interest are fully included in the consolidated accounts. In the case of subsidiaries which are not wholly owned, minority interests are deducted and shown as separate items in the profit and loss account and balance sheet. Subsidiaries are consolidated from the time when Norske Skog obtains a controlling interest in the subsidiary. Shares in subsidiaries are eliminated in accordance with the purchase method. This means that the cost of the shares is allocated to the subsidiary's assets and liabilities, which are entered in the consolidated accounts at the fair value at the time of purchase. Any acquisition cost which exceeds the fair value of identifiable assets and liabilities is entered as goodwill in the balance sheet.

The equity method is used for affiliated companies. Affiliates are those companies in which Norske Skog has a substantial, but not controlling interest. The equity method requires that the group's share of the affiliate's profit or loss after tax is shown on a separate line in the profit and loss account, whilst its share of the affiliate's equity, adjusted for fair value adjustments, is classified as a fixed asset in the balance sheet.

Proportionate consolidation is used to account for interests in joint ventures. The share of income, expenses, assets and liabilities is recognised line by line in the consolidated accounts. Joint ventures are business activities run by Norske Skog in conjunction with one or more partners. The business is regulated by an agreement between the participants. A joint venture implies that no participant has a controlling interest in the business.

Consolidation of foreign subsidiaries implies conversion of the subsidiaries' accounts to Norwegian kroner. The majority of the foreign subsidiaries in the group's accounts are classified as independent entities. When consolidating independent foreign subsidiaries, balance sheet items are translated at the year-end exchange rate. Profit and loss items are translated at the average exchange rate. The translation difference is entered as an adjustment to consolidated equity.

OPERATING REVENUES

Operating revenue is the gross operating revenue less commissions, discounts and other direct price reductions. All sales are recognised as revenues at the time of delivery to the customer. The time of delivery is when all risks and rewards of the goods are transferred to the buyer and no major obligations related to the transaction are left, according to the terms of delivery.

CLASSIFICATIONS IN THE BALANCE SHEET

Assets and liabilities linked with the flow of goods are classified as current assets and liabilities. Other assets are classified as fixed assets when the company intends them for continued use or ownership. Debts that fall due for payment later than one year after the balance sheet date are classified as long term debts. Other assets and liabilities are classified as current assets and current liabilities.

ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Unhedged assets and liabilities in foreign currencies are translated into NOK at the year-end exchange rate. Balance sheet items in foreign currencies hedged by financial instruments are entered at the hedging exchange rate. Balance sheet items in foreign currencies which hedge against each other are entered at the year-end exchange rate. Gains and losses due to changes in exchange rates on debt in foreign currency which is regarded as a hedge of the value of an independent subsidiary in foreign currency is booked against equity together with the translation difference arising from the translation of the subsidiary. Gains and losses due to changes in exchange rates on balance sheet items related to operations are included in the operating profit. Gains and losses due to changes in exchange rates on other balance sheet items are classified as financial item.

Any goodwill arising on an acquisition of a foreign entity is, when the excess values are related to global synergies, treated as an asset of the parent company, and translated at the exchange rate on the acquisition date. Other goodwill is treated as an asset of the foreign entity and translated at the year-end exchange rate.

Financial instruments in foreign currencies that are not classified as hedging for accounting purposes are assessed at market value.

All forward contracts and currency options are related to hedging of net investment in subsidiaries or hedging of future cash flows in foreign currency.

Financial instruments designated as hedges of future cash flows in foreign currency are for accounting purposes not seen as qualifying for hedge accounting and gains and losses are classified as financial items when they occur.

FINANCIAL INSTRUMENTS

Accounting for financial instruments follows the intentions underlying the associated contract. At the time a contract is entered, it is defined as either a hedging or a trading contract.

The various types of financial instruments used for hedging interest risks are assessed as separate portfolios. These portfolios are then assessed at cost price or market value, whichever is the lower. In cases where the contracts entered are classified as hedging transactions, revenues and costs are accrued and classified in the same way as the underlying balance sheet items.

SHARES, BONDS, CERTIFICATES, BILLS ETC.

Shares, bonds and certificates classified as current assets and regarded as part of a trading portfolio are valued at market value. Shares classified as fixed assets which are not attributed to affiliated companies are strategic investments where the group cannot be said to have any significant influence. These shareholdings are valued at the lower of cost or fair value.

INVENTORY

Raw materials and other purchased goods are valued at average purchase price . Finished goods are valued at production cost, which includes raw materials, energy, direct wages and a share of indirect costs, including ordinary maintenance and depreciation. The net selling value at a future selling date will be used if that is lower.

FIXED ASSETS AND DEPRECIATION

Fixed assets are valued at historical cost. The acquisition cost for tangible assets with long term future economic benefits are capitalised and classified as assets in the balance sheet. Significant spare parts are capitalised with the asset to which they pertain, while other spare parts and consumables are classified as inventory. For major investments with a long production time, interest is capitalised as part of the acquisition cost. Expenditure to increase capacity or improve quality which represents a future increase in earnings is capitalised in the balance sheet. Maintenance costs are expensed as an operating cost.

Ordinary depreciation is calculated from the time when the use of the tangible asset commences and is calculated on the basis of the economic life of the asset.

IMPAIRMENT REVIEW

Operational fixed assets and intangible assets are reviewed to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use with an impairment loss being recognised whenever the carrying amount exceeds the recoverable amount.

The value in use is based on discounted future cash flows. Trend assumptions are used for sales prices, operating rates, kraft pulp prices, recovered paper prices and exchange rates. The discount rates used are the weighted average cost of capital (WACC) for each country.

The impairment review is performed at the level of the cash generating unit (CGU). The CGU's are Europe Newsprint, Europe Magazine, South America, Australasia, NorskeCanada, PanAsia and MNI, and reflect the fact that groups of assets are managed to optimise cash flow and profitability. Other activities are reviewed at a business unit level.

A previous impairment loss is reversed if the basis for the impairment loss is no longer present. The amount is restricted to the previously recognised impairment loss. Any impairment loss on goodwill can be reversed only in certain limited cases.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as they are incurred and are classified as operating costs in the consolidated accounts.

LEASING

Leasing contracts are assessed as financial or operational leasing after an assessment is made of each contract. Leasing contracts associated with tangible assets and classified as a financial lease are capitalised in the balance sheet and depreciated on the same basis as an ordinary tangible asset. The tangible assets are capitalised at the present value of the lease payments. If the fair value of the fixed assets is lower than the present value of the lease payments on the contract date, the fair value is capitalised. The amortisation portion of the leasing obligation is entered as long-term debt. The amount of debt is reduced by the rental paid after deduction of the calculated interest cost. Leasing agreements classified as an operational lease are not capitalised in the balance sheet. The leasing charge is expensed.

PENSION COSTS AND OBLIGATIONS

Pension obligations are calculated as the discounted value of the future pension benefits deemed to have accrued at year-end, based on employees earning pension rights steadily throughout their working period.

Funds belonging to the pension scheme are assessed at their fair value and entered net against pension obligations in the balance sheet. Each individual pension plan is assessed separately, but the value of over-financing in one plan and under-financing in another is entered net in the balance sheet, providing that pension scheme funds are transferable between the plans. Net pension scheme funds are entered as long-term receivables and net pension obligations as long-term debt. Pension obligations and pension scheme funds are calculated on the basis of financial and actuarial assumptions as explained in Note 4.

Net pension costs for the period are included in "personnel costs" and consist of the present value of pensions earned in the year, interest costs on the pension obligations, anticipated returns on pension scheme funds, the effect entered in the profit and loss account for changes in estimates and pension plans, the change entered in the profit and loss account for the difference between actual and anticipated returns, and accrued payroll tax.

The effect of changes in estimates and pension plans and the difference between actual and anticipated returns are spread forward over the average remaining service lives of employees when the cumulated effect exceeds 10 per cent of whichever is higher of the pension scheme funds or the pension obligations.

BOND LOANS
The value of bond loans in the balance sheet is reduced by holdings of Norske Skog bonds. Value above/below par is expensed when purchasing Norske Skog bonds.

TAXES
The tax cost consists of payable tax and the change in deferred tax. Payable tax is calculated on the basis of the taxable earnings and the change in deferred tax is calculated on the basis of the year's change in temporary differences.

Deferred tax in the balance sheet is calculated on the basis of temporary timing differences between corporate financial accounts and tax accounts and any tax losses which can be carried forward at the end of the financial year. Tax-reducing temporary differences and losses to be carried forward are set off against tax-increasing temporary differences reversed during the same period. Full provision is normally made in accordance with the debt method without discounting to present value. Deferred tax in acquired companies is valued at present value when this provides a more true reflection of the underlying transaction.

CASH FLOW
Cash flow is reported using the direct method. This method provides cash flow from operational-, investment- and financing activities on a gross basis. Liquid assets comprise bank deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in their value.

Joint ventures are included in the cash flow through proportional consolidation.

CONTINGENT LIABILITIES
Contingent liabilities are provided for if the possibility of their settlement is greater than 50 per cent. A best estimate is used when calculating the value of the settlement. See note 26 where other material issues are commented on.

CHANGES IN GROUP STRUCTURE

2004
In second quarter 2004 the sale of Norske Skog's forest properties in mid Norway was recognised. The contract for the sale of these properties was signed in 2003. The sale however was not recognised in the accounts because the concession process was not yet finalised at year end 2003.

2003
In January, Norske Skog sold its Norwegian power stations. This sale resulted in a profit of NOK 907 million. The book value of the sold assets amounted to NOK 327 million.

In November NorskeCanada bought Newstech Recycling through a share issue. Newstech Recycling is a company producing deinked pulp. This reduced Norske Skog's share of NorskeCanada from 30.6 per cent to 29.4 per cent.

2002
Norske Skog's forest properties in southern Norway were sold in December. This sale yielded a profit of NOK 159 million The total book value of the forest properties was NOK 36 million.

In May NorskeCanada carried out a share issue without Norske Skog's participation. This reduced Norske Skog's share in NorskeCanada. After the share issue Norske Skog's share was reduced from 36.1 per cent to 30.6 per cent.

IMPLEMENTATION OF IFRS
The European Union has resolved that all listed companies within the EU must apply International Financial Reporting Standards (IFRS) in their consolidated accounts from 1 January 2005 at the latest. Under the European Economic Area (EEA) agreement, this change will also apply to Norwegian listed companies.

Norske Skog's first accounts according to IFRS will be the accounts for the first quarter 2005. This will include comparable figures for 2004 restated in accordance with IFRS.

As a result of the requirement for comparable figures, an opening balance as at 1 January 2004 has been prepared according to the principles of IFRS. The areas which have the most significant effect on the Norske Skog accounts as a result of the implementation of IFRS, are outlined below. A more thorough description of the effects on the Norske Skog accounts by implementing IFRS given in a separate article in the company's annual report.

This information is preliminary, unaudited and based on today's standards an interpretations. There may be changes in the accounting rules up until the first full scope IFRS accounts are presented. This may change the effect of implementing IFRS for Norske Skog.

Deferred tax
Deferred tax relating to acquisitions has been calculated at net present value when this provides a better reflection of the transaction. This practice is not expected to be possible under IFRS, and deferred tax will be presented at nominal value in the opening balance. This will result in an increase in deferred tax, a reduction in the book value of Norske Skog's investment in NorskeCanada and a reduction in equity.

Dividend
Under IFRS, a dividend can only be recorded when it is approved by the General Assembly. The current practice of recording the liability when the dividend is proposed will no longer be permitted. This will have a one-off timing effect of increased equity in the opening balance sheet.

Environmental obligations
Provisions must be made under IFRS for environmental obligations. Norske Skog will in the opening balance under IFRS provide for future costs to clean up the sites where Norske Skog run its business.

Pensions
According to IFRS 1 on first time adoption of IFRS, accumulated changes in estimates and pension plans not taken to the profit and loss account may be charged directly against equity. Norske Skog will use this opportunity.

Goodwill amortisation
Amortising goodwill is not permitted under IFRS. Such amortisation amounted to NOK 280 million in 2004. The book value of goodwill will be tested for impairment at least once a year.

Accumulated translation differences
According to IFRS 1 on first time adoption of IFRS currency translation differences arising from translating foreign subsidiaries up to the date for implementing IFRS may be regarded as a permanent part of equity. Norske Skog will use this opportunity

Share-based compensation
Norske Skog's option program involves payment in cash rather than shares if the options are exercised. Norske Skogs accounting treatment of such options is in line with IFRS.

Biological assets
According to IFRS, biological assets have to be recognised at fair value. Forests are defined as biological assets. Norske Skog will recognise its forest properties at fair value under IFRS.

Provisions in general
As part of the implementation of IFRS, Norske Skog has reviewed its provisions. This work has identified provisions related to tax issues which will be reversed in the IFRS opening balance.

2. Business regions

Key figures from the P&L account by region	Operating revenue			Depreciation			Operating earnings		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Europe									
Newsprint	8 319	7 558	7 556	1 041	991	961	198	313	643
Magazine paper	7 287	7 226	6 531	809	813	817	412	720	546
Total Europe	15 606	14 784	14 087	1 850	1 804	1 778	610	1 033	1 189
South America									
Newsprint	1 146	1 094	1 107	215	217	290	128	113	(9)
Australasia									
Newsprint	4 194	4 030	3 807	737	720	651	406	455	546
Asia									
Newsprint	2 603	2 365	2 688	283	280	303	160	200	562
Other activities									
Other industry in Norway [1]	596	533	682	35	38	58	25	16	47
Other revenues [2]	1 637	1 613	1 249	-	-	-	-	-	-
Total other activities	2 233	2 146	1 931	35	38	58	25	16	47
Staff/eliminations [3]	(480)	(351)	(149)	253	226	212	(399)	(416)	(429)
Restructuring costs	-	-	-	-	-	-	(63)	135	(600)
Impairments	-	-	-	-	-	-	(110)	-	-
Total group	**25 302**	**24 068**	**23 471**	**3 373**	**3 285**	**3 292**	**757**	**1 536**	**1 306**

1) Other industry in Norway includes particle boards, Scandinavian forests up to divestment, hydropower up to divestment, and some other minor activities.
2) Other revenues include revenue from non-manufactured paper in PanAsia, Australasia and South America, and revenues from wood and energy sold to external parties from European operations.
3) Includes amortisation of goodwill related to the acquisition of Fletcher Challenge Paper, which amounted to NOK 214 million in 2004, NOK 214 million in 2003 and NOK 204 million in 2002.

Operating revenue by market	2004	2003	2002
Norway	1 534	1 766	2 116
Rest of Europe	12 668	11 428	11 587
North America	1 512	1 534	1 470
South America	1 502	1 259	1 187
Australasia	4 063	4 304	3 615
Asia	3 925	3 606	3 310
Africa	98	171	186
Total operating revenue	25 302	24 068	23 471

Investments by region	2004	2003	2002
Europe	771	595	705
South America	89	84	79
Australasia	659	280	251
Asia	325	167	68
North America	-	-	-
Other activities	6	7	31
Staff/elim	131	67	12
Total group	1 981	1 200	1 146

Key figures from the balance sheet by region	Fixed assets			Interest-free current assets			Interest-free current liabilities		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Europe									
Newsprint	8 045	8 855	8 594	2 091	2 139	2 102	917	991	1 139
Magazine paper	7 961	8 482	8 207	1 766	1 912	1 629	875	943	819
Total Europe	16 006	17 337	16 801	3 857	4 051	3 731	1 792	1 934	1 958
South America									
Newsprint	1 856	2 162	2 388	425	411	507	178	134	172
Australasia									
Newsprint	7 121	7 893	6 901	723	748	567	697	694	625
Asia									
Newsprint	4 423	4 044	4 320	788	820	760	362	342	395
Other activities									
Other industry in Norway	239	314	719	418	153	141	112	85	215
Staff/eliminations	349	246	131	138	6	195	1 543	1 675	1 698
Total group	**29 994**	**31 996**	**31 260**	**6 349**	**6 189**	**5 901**	**4 684**	**4 864**	**5 063**

Employees by region	2004	2003	2002
Europe	4 754	4 956	5 664
South America	605	616	561
Australasia	1 223	1 276	1 490
Asia	1 131	1 026	1 033
Other activities	270	271	352
Staff/elim	198	181	113
Total group	8 181	8 326	9 213

3. Personnel costs

	2004	2003	2002
Payroll costs	2 885	2 814	2 799
Social security contributions	497	460	360
National insurance, pension and other social costs (see note 4)	166	236	355
Total	3 548	3 510	3 514

Jan Oksum took office as the new president and CEO at 1 January 2004 with a basic annual salary of NOK 3 500 000. This amount remained unchanged in 2004. An annual agreement is concluded on a result-based bonus limited to a maximum of 50 per cent of his basic salary. See below for more details about this bonus agreement. On 1 October 2004, the chief executive was awarded 60 000 synthetic options with a strike price of NOK 117. See below for more details about the synthetic options. The chief executive's retirement age is 62. His pension is calculated on the same basis as for all employees working in Norway, and will amount to 65 per cent of basic salary until the age of 77 and 60 per cent thereafter. The company and the chief executive have the mutual right to terminate the chief executive's employment when he reaches the age of 60. Should the chief executive depart between the ages of 60 and 62, he will receive an early retirement pension corresponding to 90 per cent of basic salary for the first 12 months and 80 per cent thereafter. Annual expenses relating to the chief executive's future pensions amounted in 2004 to NOK 597 769 for the funded portion of the obligation and NOK 677 930 for the unfunded portion.

The mutual period of notice for the chief executive and other members of the corporate management is six months. If circumstances arise in which the company or the person concerned, by mutual agreement, terminate the contract of employment in the best interests of the company, the company guarantees to pay the affected person's basic salary, less remuneration they may receive from others, for a period of 18 months from the end of the period of notice. This provision applies equally to the chief executive and the other members of the corporate management with the exception of the executive vice president for Australasia, who will receive his salary for a period of one year without deduction of other remuneration.

The annual bonus agreements for the chief executive and other members of the corporate management specify a maximum payment of 50 per cent of basic salary. The basis for calculating this bonus – the targets – is set annually by the board and chief executive respectively. Fifty per cent of the bonus entitlement after tax will be paid in the form of Norske Skog shares, based on the average price for 1-15 February. The executive vice president for Australasia will receive 25 per cent of his bonus entitlement before tax in the form of Norske Skog shares. These shares must be held by the recipient for three years. The shares are taken from Norske Skog's own holding or purchased in the market.

The chief executive and other members of the corporate management were awarded synthetic options on 1 October 2004. The strike price is NOK 117, and the options can be exercised from 1 July to 31 December 2007. These options are synthetic in that the difference between the share price at the date they are exercised and their strike price is paid in the form of salary, and the recipients have undertaken to purchase Norske Skog shares in the market, at market price, for the amount received after tax. The shares must be retained by the recipient for three years. It will accordingly be about six years before a possible gain can be realised. The right to exercise these options is conditional on the recipient continuing to be in the company's employment at the date they are exercised. This arrangement has no dilution effect, since the shares are purchased in the market.
Remuneration to members of the corporate assembly and directors totalled NOK 441 500 and NOK 2 392 500 respectively in 2004.
The group had 8 181 employees at 31 December 2004, including a proportionate share of employees in PanAsia. In addition come employees in other partly-owned companies.

Pay and conditions for other members of the corporate management (in NOK)

In accordance with the guidlines for corporate governance recommended by the Oslo Stock Exchange, pay and conditions for members of the corporate management working in Norway are specified below.

	Basic salary at 31.12.04	Payments in kind, etc. for 2004 [1]	Bonus 2004 [2]	Number of synthetic options [3]	Loans at 31.12.04	Loan terms [4]
Jan Oksum	3 500 000	306 810	525 000	120 000	3 901 143	3 901 143 at 05.01.04, interest-free and without capital repayment, thereafter interest-bearing for 20-year term. Repayment is due 3 years after resignation as CEO.
Vidar Lerstad	1 800 000	430 155	495 000	60 000	488 120	540 833 at 13.02.2004, interest free and with 10-year term.
Jan Clasen	1 500 000	115 066	300 000	60 000		
Jarle Dragvik	1 700 000	389 171	340 000	60 000		
Ketil Lyng	1 500 000	152 383	375 000	60 000	400 490	1 500 000 at 21.03.1994, interest-bearing and with 15-year term.
Hanne Aaberg	1 060 000	136 414	265 000	60 000		
Rolf Negård	1 380 000	147 293	345 000	60 000	481 250	500 000 at 22.03.04 interest-bearing and with 20-year term.

1) Includes special benefits, company cars, interest-free loans and so forth.
2) Based on results achieved in 2004, paid in 2005.
3) Including 60 000 options for the chief executive and 30 000 options for others awarded in 2003 which can be exercised from 1 July - 31 December 2006 at a strike price of NOK 134.50, and corresponding awards made in 2004 which can be exercised from 1 July - 31 December 2007 at a strike price of NOK 117.
4) The interest rate paid on all interest-bearing loans is the one which at any given time represents the floor for the taxable benefit of loans from employers.

Audit fee (in NOK 1 000)

	Total	Parent company	Subsidiaries audited by group auditors [2]	Subsidiaries audited by other auditors
Audit fee	12 231	4 132	7 622	477
Audit related assistance [1]	1 288	930	338	20
Tax assistance	749	86	565	98
Other fees	938	731	207	-
Total	15 206	5 879	8 732	595

1) Audit related assistance includes services that only auditors can provide. This includes a limited audit of interim financial statements, assurance services related to prospectuses for share issues and bond loans.
2) Includes audit fees to both Ernst & Young and PricewaterhouseCoopers as a change of group auditors was initiated in 2004.

4. Pension costs and obligations

Description of the defined benefit plans

Norske Skog has various pension schemes. Contributions to these schemes are made in accordance with local agreements. A total of 8 839 people are covered by such schemes. Of these, 6 778 are covered by defined benefit plans and 2 061 by defined contribution plans.

Norske Skog has two significant defined benefit plans:	Benefits in % of pensionable earnings	Years of service	Pensionable age	Early retirement	Number of members
Norske Skogindustrier ASA	65%	30	67	62	5 143
Norske Skog Parenco	70%	40/37	65/62	60	525

Plan assets of the pension scheme in Norske Skogindustrier ASA are managed by a life insurance company and invested in accordance with the general guidelines governing investments by life insurance companies in Norway. Plan assets in Norske Skog Parenco are managed and invested in accordance with general guidelines governing investments by pension fund companies in the Netherlands. Several smaller schemes also exist. In evaluating plan assets, their estimated value at 31 December is used. This estimated value is corrected every year in accordance with the figures for the market value of the assets provided by the life insurance company.

In measuring incurred obligations, the projected obligation at 31 December is used. This projected obligation is corrected every year in accordance with the figures on incurred pension obligations provided by the actuary.

In addition to the benefit obligation funded through insurance plans, the group has uninsured benefit obligations. These include estimated future obligations relating to the Norwegian AFP early retirement scheme as well as obligations to former owners of subsidiaries and pensions for top managment and directors. Obligations relating to top management pensions are partly funded through a supplementary retirement plan with a life insurance company.

In addition to the benefit schemes come several defined contribution schemes.

Net periodic pension cost in the consolidated accounts	2004	2003	2002
Benefits earned during the year	74	90	93
Interest cost on prior period benefits	126	139	133
Pensions cost contribution schemes	10	10	25
Expected return on plan assets	(149)	(143)	(146)
Periodic employer tax	5	9	3
Expensed portion of changes in early retirement plan (AFP)	(2)	3	2
Expensed portion of differences in estimates	9	21	16
Net periodic pension cost	73	129	126

Changes in pension liability during the year	2004	2003	2002
Balance 1 January	2 764	2 496	2 518
Changes due to entities acquired/sold	-	-	-
Current year's service cost	74	90	93
Current year's interest cost	126	139	133
Pensions paid	(100)	(79)	(72)
Actuarial gains and losses	3	(16)	(80)
Currency translation effects	(49)	134	(96)
Balance 31 December	2 818	2 764	2 496

Status of the pension plans reconciled to the consolidated balance sheet	2004	2003	2002
Projected benefit obligations	(2 818)	(2 764)	(2 496)
Plan assets at fair value	2 621	2 400	2 228
Plan assets in excess of/(less than) obligations	(197)	(364)	(268)
Unamortised changes in early retirement plans (AFP)	-	-	(1)
Differences in estimates not taken to income/expense	(115)	60	106
Net plan assets/pension obligations	(312)	(304)	(163)
Accrual employer tax	(21)	(16)	(12)
Plan assets/(pension obligations) in the balance sheet	(333)	(320)	(175)
Pension obligation	(458)	(443)	(352)
Plan assets	125	123	177

Calculation of future benefit obligations are based on the following assumptions	2004	2003	2002
Discount rate	5.0 %	5.5 %	5.5 %
Expected return on plan assets	6.0 %	6.5 %	6.5 %
Pay adjustment	2.5 %	3.0 %	3.0 %
Social security increase/inflation	2.0 %	2.0 %	2.0 %
Pension increase	2.0 %	2.0 %	2.0 %

A return on plan assets of NOK 150 million is estimated for 2004. The actual return on the plan assets for 2003 was NOK 103 million, compared with an estimated return of NOK 144 million. The difference between the booked return and the estimated return in 2002 is treated as an estimate difference.

5. Other operating costs

	2004	2003	2002
Distribution costs	2 294	2 103	1 865
Packaging	388	387	373
Maintenance materials, servicing and spare parts	1 119	1 005	1 082
Marketing costs	34	47	45
Administration costs	677	608	688
Losses on bad debts [1]	(29)	7	29
Other costs	324	318	324
Total other operating costs	4 807	4 475	4 406

1) Losses on bad debts are included as follows	2004	2003	2002
Amounts written off during the year	(14)	6	15
Received amounts previously written off	(5)	(13)	-
Changes in bad debt reserves	(10)	14	14
Total	(29)	7	29

6. Financial items

	2004	2003	2002
Dividends received	1	-	-
Interest revenue	58	84	164
Profit on securities	-	6	-
Realised/unrealised gain on foreign currency	127	-	893
Other financial income	8	-	-
Total financial income	194	90	1 057
Interest cost	894	982	1 367
Realised/unrealised loss on foreign currency	-	278	-
Other financial expenses	18	171	95
Total financial expenses	911	1 431	1 462
Net financial items	(718)	(1 341)	(405)

7. Special items

Items which are non-recurring from one period to another are presented here. These relate mainly to the sale of assets and divestment of business operations.

2004	Operating earnings	Other items
Sale of forest in mid Norway	-	142
Restructuring costs Tasman [4]	(63)	-
Total	(63)	142

2003		
Sale of power plants in Norway	-	907
Provision related to forest properties in Australia [1]	-	(84)
Reversal of restructuring provision [2]	135	-
Other adjustments [3]	-	(9)
Total	135	814

2002		
Sale of forests in southern Norway	-	159
Sale of forests in Sweden	-	16
Restructuring costs [4]	(600)	-
Other adjustments [3]	-	20
Total	(600)	195

All items are listed at their pre-tax values.

1) The provision relates to potential loss in connection with the planned sale of forest properties in Australia
2) Reversal of parts of the restructuring provision made in 2002 in connection with downsizing
3) Relates to adjusment of gain/loss on previously sold assets
4) Provision for costs related to downsizing

9. Earnings per share

	2004	2003	2002
Earnings in NOK million	655	402	1 162
Average number of shares in 1 000	132 430	132 415	132 194
Earnings per share in NOK	4.95	3.04	8.79

10. Net cash flow from operations

The connection between earnings and cash flow from operations is shown below.

	2004	2003	2002
Earnings before taxes	140	770	806
Ordinary depreciation	3 483	3 285	3 292
Share of profit/(loss) in affiliated companies	41	239	290
Gain/(loss) on sale of fixed assets and other items	(142)	(814)	(195)
Taxes paid	(253)	(185)	(973)
Changes in receivables	(185)	(46)	715
Changes in inventory	21	(241)	93
Changes in current liabilities	(41)	(127)	39
Adjustments for non-cash working capital items and translation differences	(116)	92	(380)
Net cash flow from operating activities	2 948	2 973	3 687

8. Tax

The group's tax cost is made up as follows

Tax payable	2004	2003	2002
Norway	(48)	(405)	(53)
Foreign countries	70	(191)	(258)
Total	22	(596)	(311)
Change in deferred tax			
Norway	161	(20)	(74)
Foreign countries	340	252	747
Total	501	232	673
Total tax cost	523	(364)	362

Deferred tax

Temporary differences, losses to be brought forward and deferred tax are specified below.

	2004	2003	2002
Total current items	(287)	(322)	(121)
Total long-term items	8 230	9 585	6 221
Taxable losses to be brought forward [1]	(3 698)	(3 076)	(1 776)
Temporary differences, not offset	558	-	-
Total temporary differences and losses to be brought forward	4 803	6 187	4 324
Deferred tax before provisions	1 464	1 780	1 322
Tax provisions [2]	401	680	663
Deffered tax and tax provisions	1 865	2 460	1 985

1) Tax losses to be brought forward in Norway amount to NOK 1 305 million and start to expire in 2013. The rest, NOK 2 393 million, is related to foreign entities and do not have a time limitation.
2) The tax provisions refer to several matters in various stages of the tax assessment process which are being discussed by the company. NOK 21 million refers to a case, which is nearing completion, while NOK 380 million refers to issues that have been identified. Furthermore, there are tax issues both positive and negative in several countries which could significantly affect the tax cost when finalized.

	2004	2003	2002
Reconciliation of effective tax rate			
Nominal tax rate Norway	28.0 %	28.0 %	28.0 %
Different tax rates abroad	(13.9 %)	(1.8 %)	2.5 %
Result affiliated companies	8.3 %	9.0 %	10.4 %
Amortisation goodwill	(2.0 %)	8.1 %	6.1 %
Profit and loss effect of present value of deferred tax	(12.9 %)	1.4 %	2.4 %
New tax rules and income tax rates	(140.2 %)	(2.7 %)	(37.7 %)
Effect of tax free sale of forests	(26.9 %)	-	-
Reduction of tax provisions	(200.0 %)	-	-
One-off effect of higher tax on sale of power assets	-	23.6 %	-
One-off effect of positive outcome of tax case	-	(27.6 %)	-
Other items	(13.9 %)	9.3 %	(56.6 %)
Effective tax rate	(373.5 %)	(47.3 %)	(44.9 %)

The annual effective tax rate of minus 373.5 % is mainly a result of an increase of tax basis in Australia, reduction of tax rates as well as a reduction of tax provisions.

11. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
Acquisition cost						
Acquisition cost at 31.12.03	5 755	8 699	41 918	700	840	57 912
Additions 2004 at cost	9	132	1 284	158	407	1 990
Sales 2004 at cost	(22)	(58)	(251)	-	(11)	(342)
Reclassification	20	56	403	-	(479)	-
Translation differences	(52)	(261)	(383)	-	(24)	(720)
Acquisition cost at 31.12.04	5 710	8 568	42 971	858	733	58 840
Depreciation and write-downs						
Accumulated depreciation and write-downs 31.12.03	1 028	2 718	16 982	480	-	21 208
Depreciation 2004	297	381	2 678	17	-	3 373
Write-downs 2004	-	-	110	-	-	110
Depreciation and write-downs on fixed assets sold in 2004	3	(20)	(210)	-	-	(227)
Reclassification	-	-	-	-	-	-
Accumulated ordinary depreciation and write-downs 31.12.04	1 328	3 079	19 560	497	-	24 464
Book value						
Book value 31.12.03	4 727	5 981	24 936	220	840	36 704
Book value 31.12.04	4 382	5 489	23 411	361	733	34 376
Depreciation plan	5 - 20 years	10 - 33 years	10 - 20 years	3 - 5 years		

Real property and plants under construction are not depreciated.
Total cost for rent of property, plant andequipment amounts to NOK 44 million.

Goodwill specification for each acquisition

	Year	Depreciation plan/years	Depreciation 2004	Book value 31.12.2004
Golbey	1995	20	5	53
PanAsia	1999	20	3	42
Union	1999	20	6	55
Fletcher	2000	20	214	3 363
Walsum and Parenco	2001	20	36	603
Klabin	2003	20	13	113

Goodwill is amortised in accordance with its expected useful life based on regional and global synergies.

Operational and intangible fixed assets - acquistion and disposal last 5 years

		Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
2000	Acquisition	-	207	818	29	297	1 351
	Disposal	-	56	7	6	-	69
2001	Acquisition	91	86	888	23	334	1 422
	Disposal	-	497	3	-	33	533
2002	Acquisition	9	124	552	37	424	1 146
	Disposal	-	204	29	7	-	240
2003	Acquisition	172	87	503	12	598	1 372
	Disposal	-	397	861	38	-	1 296
2004	Acquisition	9	132	1 284	158	407	1 990
	Disposal	-	197	2	3	-	202
Total 5 years	Acquisition	281	636	4 045	259	2 060	7 281
	Disposal	-	1 351	902	54	33	2 340

12. Other long-term receivables

	2004	2003	2002
Loans to employees	38	33	41
Sundry long-term receivables	203	197	183
Pension plan assets	126	123	177
Total	367	353	401

13. Shares

Shares included as financial assets

	Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Shares owned by the parent company				
Sikon Øst ASA, Norway	NOK	50 000	2	2 000
Industrikraft Midt-Norge AS, Norway	NOK	296	10	7 650
Nordic Paper AS, Norway	NOK	40 100	45	29 845
Holmen Eiendom AS, Norway	NOK	8 000	43.8	3 500
Other shareholdings, each with a book value less than NOK 1 million				7 021
Total				50 016
Shares owned by group companies (book value in the consolidated accounts)				
Elimination between parent company and group of shares in Nordic Paper AS				(29 845)
Other shareholdings				4 481
Total				24 652

Shares in subsidiaries and joint ventures

		Currency	Share capital NOK 1 000	Ownership %	Book value NOK 1 000
Shares in Norwegian subsidiaries owned by the parent company					
Nornews AS, Lysaker		NOK	100	100	50
Norske Treindustrier AS, Lysaker		NOK	3 917 340	100	15 264 195
Lysaker Invest AS, Lysaker		NOK	1 002 914	100	2 004 371
Norske Skog Holding AS, Lysaker		NOK	5 000	100	5 000
Union Paper Co Ltd. AS, Skien		NOK	10 000	100	3 454
Forestia AS, Braskereidfoss		NOK	100 000	90.11	126 004
Wood og Logistics AS, Lysaker		NOK	3 000	76	2 295
Oksenøyveien 80 AS, Lysaker		NOK	100	100	100
Total					17 405 469
Shares in foreign subsidiaries and joint ventures owned by the parent company					
Norske Skog Golbey, Golbey, France		EUR	253 164	100	2 190 829
Pan Asia Paper Company Ltd, Singapore	Ordinary USD	USD	600	50	3 111 206
Pan Asia Paper Company Ltd, Singapore	Ordinary SGD	SGD	-	50	-
Norske Skog Bruck GmbH, Bruck, Austria		EUR	1 817	99.9	165 918
Norske Skog Steti, Steti, Czech Republic		CZK	883 100	100	184 270
Norske Skog Østerreich GmbH, Graz, Austria		EUR	150	100	1 292
Markproject Ltd., London, UK		GBP	300	100	-
Norske Skog Deutschland GmbH, Hamburg, Germany		EUR	1 000	100	10 063
Norske Skog (UK) Ltd., London, UK		GBP	100	100	2
Norske Skog Holland B.V., Amsterdam, Netherlands		EUR	100	100	400
Norske Skog Belgium S.A., Brussels, Belgium		EUR	19 375	100	3 235
Nornews Portugal, Lisbon, Portugal		EUR	400	75	-
Norske Skog Espana S.A., Madrid, Spain		EUR	90	100	3 607
Norske Skog (Irland) Ltd., Dublin, Ireland		EUR	2	100	-
Norske Skog (Schweiz) AG, Zürich, Switzerland		CHF	-	100	193
Norske Skog Danmark ApS, Værløse, Denmark		DKK	27	100	-
Norske Skog Italia S.R.L., Milan, Italy		EUR	10	95	84
Norske Skog France S.A.R.L., Paris, France		EUR	235	100	7 939
Norske Skog Japan Co. Ltd., Tokyo, Japan		JPY	3 000	100	-
Norske Skog Jämtland AB, Trångsviken, Sweden		SEK	100	100	780
Norske Skog (Cypros) Ltd., Paphos, Cyprus		CYP	1	95	-
Norske Skog Asia Pacific Pte Ltd., Singapore		SGD	664 344	100	2 546 199
AB Lee Bruk, Trångsviken, Sweden		SEK	150	100	11 089
Norske Skog Czech & Slovak Republic spol. s.r.o., Steti, Czech Republic		CZK	400	100	-
Norske Skog Polska Sp. z.o.o. ,Warsaw, Poland		PLN	50	100	-
Norske Skog Hungary Trading and service Limited, Budapest, Hungary		HUF	3 000	100	-
Norske Skog Logistics NV, Antwerp, Belgium		EUR	2 500	99.96	540
THP Paper Company, Seattle, USA		USD	-	100	-
Norske Skog Chile Industrial Limitada, Concepcion, Chile		USD	15 000	0.1	524
Norske Skog Europe Recovered Paper NV, Antwerp, Belgium		EUR	62	99.84	493
Norske Skog Papers (Malaysia) SDN. BHD, Kuala Lumpur, Malaysia	Preference	MYR	382 855	100	891 779
Norske Skog Papers (Malaysia) SDN. BHD, Kuala Lumpur, Malaysia	Ordinary	MYR	-	100	-
NSI Forsikring A/S, Hvidovre, Denmark		DKK	20 000	100	16 552
Norske Skog Walsum GMBH, Duisberg, Germany		EUR	130 025	100	2 603 577
Norske Skog Pisa SA, Rio De Janeiro, Brazil	Preference	BRL	24 550	100	-
Norske Skog Pisa SA, Rio De Janeiro, Brazil	Ordinary	BRL	113 768	99.95	1 137 704
Norske Skog Adria d.o.o., Ljubljana, Slovenia		SIT	164	100	-
Papeles Bio Bio SA, San Pedro, Chile		CLP	77 715	100	91
Norske Skog Industries Australia Limited, Sydney, Australia		AUD	-	100	16 551
Norske Skog Holdings BV, Amsterdam, Netherlands		EUR	170 100	100	2 701 732
Total					15 606 649
Total shares owned by the parent company					33 012 118

	Currency	Share capital NOK 1 000	Ownership %
Shares in Norwegian subsidiaries owned by the consolidated companies			
Oxenøen Eiendom AS, Oslo	NOK	100	100

	Currency	Share capital NOK 1 000	Ownership %
Shares in foreign subsidiaries and joint ventures owned by consolidated companies			
Norske Skog Italia s.r.l., Milan, Italy	EUR	10	100.0
Norske Skog Paper Holdings (Schweiz) AG, Zug, Switzerland	CHF	130 100	100.0
Norske Skog Holdings (Schweiz) AG, Zug, Switzerland	CHF	1 001 100	100.0
Norske Skog (USA) Inc. Southport, USA	USD	-	100.0
MV Verkstad AB, Trångsviken, Sweden	SEK	3 150	100.0
Norske Skog Capital (Australia) Pty Ltd, Sydney, Australia	AUD	223 000	100.0
Endeavour Papers Pty Limited, Sydney, Australia	AUD	-	100.0
Norske Skog (Australasia) Pty Limited, Sydney, Australia	AUD	1 000	100.0
Norske Skog Paper Mills (Australia) Limited, Tasmania, Australia	AUD	7 539	100.0
Norske Skog Forests (Australia) Pty Ltd, Tasmania, Australia	AUD	2 002	100.0
Norske Skog Capital NZ Ltd, Auckland, New Zealand	NZD	1	100.0
FC Asia Paper Sales Pte Ltd, Singapore	SGD	100	50.0
Crown Forest Holdings (1995) Inc., Whitehorse, Canada	CAD	964 360	100.0
Tasman Equipment Ltd, Vancouver, Canada	CAD	1	100.0
Crown Forest Industries Limited, Whitehorse, Canada	CAD	10 664 289	100.0
NS Industries Canada Limited, BC, Canada	CAD	246 625	100.0
Norske Skog Florestal S.A., Brazil	BRL	13 659	100.0
Norske Skog CI Ltd, Georgetown, Cayman Islands	CHF	1 300 000	100.0
4346799 Canada Inc.	CAD	1 747 450	100.0
Norske Skog North America LLC, Delaware USA	USD	1 000	50.0
33027 YUKON INC, Vancouver, Canada	CAD	19 245	100.0
Norske Skog Overseas Holdings AG, Zurich, Switzerland	CHF	546 234	100.0
Norske Skog Finance (UK), Cardiff, UK	GBP	100	100.0
Norske Skog Industries (UK) Limited, Cardiff, UK	GBP	569 065	100.0
Norske Skog Forest Holdings AG, Zurich, Switzerland	CHF	63 173	100.0
Parenco Assurantien BV, Renkum, Netherlands	EUR	-	100.0
Parenco Finance BV, Renkum, Netherlands	EUR	40	100.0
Parenco Hout BV, Renkum, Netherlands	EUR	50	50.0
Reparco Nederland BV. Nijmegen, Netherlands	EUR	227	100.0
Sapin SA, Harze, Belgium	EUR	8 125	50.0
Geosilica Nominees LTD, Auckland, New Zealand	NZD	1	50.0
Norske Skog Holdings (NO.1) Limited, Auckland, New Zealand	NZD	-	100.0
Norske Skog Holdings (NO.2) Limited, Auckland, New Zealand	NZD	-	100.0
Norske Skog Holdings (NO.3) Limited, Auckland, New Zealand	NZD	1	100.0
Norske Skog Chile Industrial Limitada, Concepcion, Chile	USD	15 000	99.93
33038 YUKON INC, British Columbia, Canada	USD	36 542	100.0
Paroco GMBH, Essen, Germany	EUR	130	51.0
Reparco Nijmegen BV, Arnhem, Netherlands	EUR	18	100.0
Reparco Randstad BV, Haag, Netherlands	EUR	14	100.0
Reparco Renkum BV, Arnhem, Netherlands	EUR	18	100.0
Reparco Trading BV, Nijmegen, Netherlands	EUR	386	100.0
Reparco Zutphen BV, Zutphen, Netherlands	EUR	1 134	100.0
Fletcher Paper Sales North America, Inc, Delaware, USA	USD	10	100.0
Forest Terminals Corporation, California, USA	USD	5	100.0
Nornews Portugal, LDA, Portugal	EUR	400	25.0
Norske Skog Bruck GMBH, Bruck, Austria	EUR	1 817	0.1
Norske Skog (USA) Holdings Inc., Racine, USA	USD	-	100.0
Norske Skog Parenco BV, Renkum, Netherlands	EUR	166 282	100.0
4159641 Canada Inc.	CAD	26 616 900	100.0
Norske Skog Papier Recycling GmbH, Austria	ATS	4 000 000	100.0

14. Affiliated companies and joint ventures

In the consolidated accounts, shares in affiliated companies are included in accordance with the equity method. Joint ventures are consolidated proportionally.

NOK million	Ownership	Book value 01.01.04	Acquired shares	Share of profit for the year	Dividend/ other equity corrections	Book value 31.12.04
Affiliated companies						
Malaysian Newsprint Industries SDN BHD, Kuala Lumpur, Malaysia	33.7 %	267		5	(72)[1]	200
Nordic Paper AS, Greaker, Norway	45.0 %	17		3	-	20
Norske Skog Canada Ltd., Vancouver, Canada	29.4 %	1 936		(44)	(27)[2]	1 865
Other affiliated companies		8		(5)	6	9
Total		2 228		(41)	(93)	2 094
Joint venture						
Pan Asia Paper Co. Pte Ltd, Singapore	50.0 %	3 110		97	(122)[3]	3 085
Total		3 110		97	(122)	3 085

1) Currency translation differences MYR/NOK and other adjustments.
1) Currency translation differences CAD/NOK.
3) Including received dividend of NOK (101) million and currency translation differences USD/NOK of NOK (21) million.

Norske Skog Canada Ltd. has a total equity as of 31.12.2004 of CAD 1 043 million.

15. Inventory

	2004	2003	2002
Raw materials and other production materials	1 128	1 076	955
Semi-manufactured materials	41	44	34
Finished goods	1 130	1 201	1 091
Total	2 299	2 321	2 080

16. Liquid assets

	2004	2003	2002
Cash and bank deposits	419	334	487
Current investments	470	596	381
Total liquid assets	889	930	868

The group has limited access to liquid assets in the joint ventures and in companies with large minority interests. In 2004 this totalled NOK 101 million as against NOK 150 million in 2003 and NOK 141 million in 2002.
Restricted bank deposits in 2004 amounted to NOK 0 million, compared with 0 in 2003 and NOK 17.7 million in 2002.

Current investments	2004	2004	2003	2002
	Average interest rate			
Bank/insurance		75	94	-
Other financial institutions		-	46	-
Energy		158	156	-
Industry/commerce/shipping		190	151	196
Total bonds	5 %	423	447	196
Certificates		15	43	165
Current bank deposits		30	104	20
Quoted investment shares		2	2	-
Total		470	596	381

Commercial paper is classified as current assets and valued as a portfolio. Net unrealised gain on the portfolio was NOK 7 million. The corresponding value for 2003 was an unrealised gain of NOK 5.77 million, and for 2002 an unrealised gain of NOK 0.02 million. NOK 210 million of total bonds has a floating interest rate, with the next interest fixing on 11.01.2005. The rest of the bond portfolio has a fixed interest rate.

17. Joint venture

Norske Skog participates in a joint venture through PanAsia Paper Company. The latter is located in Singapore and owned 50 per cent by Norske Skog and 50 per cent by Abitibi Consolidated, Canada.

The Norske Skog Klabin joint venture was included until its dissolution in March 2003.

	2004	2003	2002
Share of operating earnings			
Operating revenue	2 603	2 436	3 438
Operating expenses	2 443	2 251	2 907
Operating earnings	160	185	531
Share of balance sheet			
Operational fixed assets	4 594	4 222	4 488
Long-term receivables	13	17	47
Total fixed assets	4 607	4 239	4 535
Inventory	264	224	236
Current receivables	523	596	608
Other liquid assets	101	142	141
Total current assets	888	962	985
Deferred tax	309	287	281
Long-term debt	1 487	1 061	1 235
Current debt	615	743	670
Total debt	2 411	2 091	2 186

18. Shareholders' equity

	2004	2003	2002
Consolidated equity			
Share capital in NSI ASA*)	1 331	1 331	1 331
Own shares in NSI ASA*)	(8)	(7)	(9)
Share premium reserve in NSI ASA*)	7 137	7 121	7 116
Other equity NSI ASA*)	5 319	5 663	5 153
Other consolidated equity	4 929	5 017	4 079
Total consolidated equity excluding minority interests	18 708	19 125	17 670
Shareholders' equity			
Shareholders' equity 31.12, excluding minority interests	19 125	17 670	19 321
Earnings for the year	655	402	1 162
Share issues	-	-	-
Provision for dividend	(795)	(795)	(795)
Change in holding of own shares	(7)	14	47
Translation differences and other adj.	(270)	1 834	(2 065)
Shareholders' equity 31.12, excluding minority interests	18 708	19 125	17 670
Minority interests	186	197	157
Total shareholders' equity	18 894	19 322	17 827

*) Norske Skogsindustrier ASA

At 31 December 2004, Norske Skog owned 819 976 of its own shares, equivalent to 0.6 per cent of the total number of shares. These shares are mainly acquired through the merger with Aktieselskapet Union (Union Co) in 1999. In addition, own shares have been purchased during 2004. The holdings of the own shares are primarily used for the share ownership programme for employees and for settlement of bonus agreements.

The following purchases of own shares have taken place in 2004

Number of shares	Share price
39 500	117.93
50 000	115.71
50 000	118.30
50 000	115.56
75 000	114.04
75 000	119.93

The following sales of own shares have taken place in 2004

Number of shares	Share price
243 440	104.00
8 836	130.50

The general meeting of 15 April 2004 authorised the board of directors to acquire up to 10 per cent of the company's shares on certain conditions. This authority was given for a period of 18 months.

Shareholder's equity in Norske Skog decreased by NOK 250 during 2004 owing to the strengthening of the NOK against the currencies of the other countries in which the group operates. The increase of the equity relates to the translation of foreign subsidiaries.

The classification of the leasing arrangement for the Norske Skog headquarter at Lysaker outside Oslo has been changed from operational leasing to financial leasing. The effect of this reclassification is reflected in the historical figures for 2002 and 2003.

19. Minority interests

	2004	2003	2002
Minority at 01.01.	196	157	205
Changes in minority owing to sales/purchases 1)	11	59	-
Share of net earnings/ (loss)	8	4	(6)
Dividend paid	(10)	(15)	1
Currency translation differences	(19)	(8)	(43)
Minority at 31.12.	186	197	157

1) Minority's share in Hebei Long Teng Paper

20. Interest-bearing long-term liabilities

	2004	2003	2002
Bonds	10 224	10 218	8 490
Debt to financial institutions	7 067	8 072	9 698
Total	17 291	18 290	18 188
Senior long-term debt in NOK	3 994	4 259	4 949
Senior long-term debt in foreign currencies	13 297	14 031	13 239
Total	17 291	18 290	18 188

Senior long-term debt by currency

Senior long-term debt by currencies, current portion included:

	Currency amount million 31.12.04	Currency rate 31.12.04	NOK million 31.12.04	Average interest rate 31.12.04
USD	1 216	6.0386	7 337	
EUR	576	8.2385	4 739	
NZD	26	4.3409	114	
AUD	50	4.7053	235	
KRW	112 188	0.0058	654	
SEK	101	0.9132	92	
SGD	21	3.6985	76	
RMB	70	0.7296	50	
Total debt in foreign currencies in NOK			13 297	
Total senior long-term debt in NOK			3 994	
Total long-term debt			17 291	4.6%

Repayment of debt

The company's total debt as at 31 December 2004 matures as follows.

	Debt banks	Bonds	Total
2005	575	174	749
2006	339	1 152	1 491
2007	694	1 609	2 303
2008	250	-	250
2009	882	1 073	1 955
2010	4 250	-	4 250
2011	88	3 623	3 711
2014	42	200	242
2015	114	1 208	1 322
2033	-	1 207	1 207
Total	7 234	10 246	17 480

Total debt listed in the repayment schedule may differ from booked debt. This is due to premium or discount on issued bonds. Premium or discount on issued bonds will be amortised in the profit and loss account over the lifetime of the issued bonds. At 31 December 2004, a premium of NOK 21.7 million exists in the account. The repayment schedule does not include unrealised currency effects on forward contracts. At 31 December 2004, this increased debt by NOK 302 million. NOK 10.1 million of this is due in 2005.

At 31 December, the holding of the company's own bonds amounted to NOK 925 million nominal. This is deducted from interest-bearing debt in NOK.
Norske Skog can draw additional NOK 4 634 million on existing domestic bond loans.

In October 2004 Norske Skog issued three bond loans in the Norwegian market, 2 bonds amounting to NOK 200 million each and a loan amounting to NOK 525 million. The tenors were 5, 10 and 5 years respectively. Two of the loans have fixed interest rate coupons but are swapped into floating rates.

In April, Norske Skog refinanced a new credit line amounting to USD 500 million which will be part of the liquidity reserve. The tenor is 4 years. In addition, two loans were refinanced, together amounting to EUR 500 million. The new tenor is 5 years. At 31 December 2002, Norske Skog had NOK 5.8 billion in unused long-term credit lines.

Norske Skog has given declarations of negative pledge when raising long-term loans. Furthermore, some of the loan contracts contain requirements regarding certain financial ratios relating to solvency and other requirements usual in syndicated loan agreements. These are:
- net equity capital (equity capital minus intangible assets) must be a minimum of NOK 9 billion
- net interest-bearing debt/equity capital ratio must be a maximum of 1.4.

Norske Skog complies with each and every one of these requirements.

21. Other current liabilities

	2004	2003	2002
Current bank debt	469	656	681
Other long-term interest-bearing liabilities	-	-	466
Total	469	656	1 147

The group has unused bank overdrafts of NOK 200 million. No restrictions are placed on the use of the facility.

22. Interest-free current liabilities

	2004	2003	2002
Duties and holiday pay	720	635	583
Accounts payable	1 866	1 649	1 665
Sundry interest-free current debt	432	561	899
Provision for dividend	795	795	795
Accrued expenses	840	1 008	881
Tax payable	31	216	240
Total	4 684	4 864	5 063

23. Foreign exchange and interest off-balance sheet instruments

FOREIGN EXCHANGE CONTRACTS

NOK million Currency	Purchase contracts equivalent	Sales contracts equivalent
AUD	94	2 689
BRL	-	68
CAD	12	757
CHF	-	151
CZK	71	-
DKK	-	217
EUR	1 359	3 975
GBP	-	1 270
JPY	-	-
KRW	-	364
NOK	9 416	2 387
NZD	512	-
SEK	104	167
THB	-	62
USD	2 041	1 436
Total	13 609	13 543

The sum of the principal in foreign currencies is translated into NOK at the spot rates prevailing on 31 December 2004.
All forward contracts and currency options are related to hedging of net investment in subsidiaries or hedging of future cash flows in foreign currencies. All existing forward contracts and currency options will mature during 2005

CURRENCY OPTIONS

The group uses currency options in its cash flow hedging programme in AUD, EUR, GBP and USD. The group's currency option strategy is based on a combination of purchased vanilla options and sold exotic barrier options. This combination provides similar cover when the NOK is strengthening as for foreign exchange contracts. If the NOK weakens within an interval in sold barrier options, the loss will not be as large as if ordinary foreign exchange contracts had been used.

If the NOK weakens more than the level in the barrier option, the loss will be similar to that incurred from using ordinary foreign exchange contracts in the hedge.
The option strategy has equal premiums for both bought and sold options.
This gives a net cost of zero at inception.

Changes in option values are booked in the profit and loss account. Professional option pricing methods are used together with currency and interest rate volatility curves at 31 December 2004. Total unrealised profit on currency options was NOK 14.2 million at 31 December 2004. All currency options mature in 2005.

INTEREST RATE AND CROSS CURRENCY SWAPS

Currency receive leg	Currency pay leg	Nominal value in currency receive leg	Nominal value in currency pay leg	Market value (NOK million)	Receives	Pays	Maturity
NOK	EUR	250.0	30.6	6.6	fixed	fixed	2007
NOK	NOK	50.0	50.0	3.1	fixed	floating	2006
NOK	NOK	175.0	175.0	15.1	fixed	floating	2006
NOK	NOK	55.0	55.0	4.2	fixed	floating	2006
NOK	NOK	40.0	40.0	3.2	fixed	floating	2006
USD	USD	50.0	50.0	18.1	fixed	floating	2011
AUD	AUD	54.9	54.9	(6.5)	floating	fixed	2005
USD	USD	75.0	75.0	3.8	fixed	floating	2033
USD	USD	45.0	45.0	1.5	fixed	floating	2033
USD	USD	80.0	80.0	8.2	fixed	floating	2033
USD	EUR	80.0	69.0	(128.8)	floating	floating	2033
USD	EUR	45.0	38.8	(67.4)	floating	floating	2033
USD	EUR	75.0	64.2	(91.4)	fixed	floating	2015
USD	EUR	50.0	42.8	(60.0)	fixed	floating	2015
USD	USD	55.0	55.0	(1.7)	fixed	floating	2015
NOK	NOK	500.0	500.0	35.8	fixed	floating	2007
NOK	NOK	100.0	100.0	7.8	fixed	floating	2007
USD	AUD	45.0	62.0	(35.8)	floating	fixed	2011
USD	AUD	54.6	75.0	(35.4)	floating	floating	2011
USD	AUD	81.0	110.0	(27.0)	floating	floating	2011
NOK	EUR	526.5	64.8	(14.4)	floating	fixed	2007
USD	USD	390.0	390.0	166.3	fixed	floating	2011
USD	USD	100.0	100.0	38.6	fixed	floating	2011
AUD	AUD	10.0	10.0	0.1	floating	fixed	2011
USD	AUD	30.6	40.0	(6.9)	floating	floating	2011
AUD	AUD	15.0	15.0	0.1	floating	fixed	2011
NOK	NOK	120.0	120.0	0.7	fixed	floating	2006
EUR	EUR	30.0	30.0	(10.4)	floating	fixed	2015
EUR	EUR	30.0	30.0	(2.2)	floating	fixed	2007
AUD	AUD	30.0	30.0	(0.8)	floating	fixed	2011
EUR	EUR	12.8	12.8	(4.4)	floating	fixed	2015
NOK	EUR	500.0	59.4	11.3	floating	floating	2007
EUR	EUR	29.4	29.4	(1.4)	floating	fixed	2007
NOK	NOK	2.0	2.0	0.0	fixed	floating	2006
EUR	EUR	15.0	15.0	(8.2)	floating	fixed	2015
EUR	EUR	15.0	15.0	(8.1)	floating	fixed	2015
EUR	EUR	20.0	20.0	(12.0)	floating	fixed	2015
NOK	NOK	100.0	100.0	4.6	fast	floating	2007
NOK	NOK	200.0	200.0	2.5	fast	floating	2006
AUD	AUD	10.0	10.0	(0.8)	floating	fixed	2011
AUD	AUD	10.0	10.0	(0.6)	floating	fixed	2011
NOK	NOK	226.5	226.5	6.1	fixed	floating	2007
NOK	NOK	112.9	112.86	0.5	fixed	floating	2006
NOK	NOK	200.0	200.0	2.3	fixed	floating	2007
NOK	NOK	105.0	105.0	0.9	fixed	floating	2009
NOK	NOK	95.0	95.0	0.8	fixed	floating	2009
NOK	NOK	124.0	124.0	1.6	fixed	floating	2014
NOK	NOK	76.0	76.0	1.0	fixed	floating	2014
USD	USD	10.0	10.0	(0.4)	fixed	floating	2011
USD	USD	15.0	15.0	(0.5)	fixed	floating	2011

If the interest rate is reduced, the group will profit from receiving fixed interest and paying floating interest. Market values are calculated by using market rate curves as at 31 December 2004. The group uses interest rate swaps for interest rate hedgings. Unrealised marked-to-market revaluation are not booked in the P&L account. This is in line with the underlying debt being kept at cost. For combined interest and currency swaps unrealised currency effect is included. Currency effects are booked against translation of underlying debt and translation differences on equity in the group. This accords with the fact that all combined currency and interest swaps are in hedge portfolio hedging net investments in foreign subsidiaries.

24. Mortgages

	2004	2003	2002
The following loans are secured by mortgages on real property at 31.12			
Outstanding balance, other mortgage debt	755	228	253
Total	755	228	253
Book value of assets securing this debt as at 31.12			
Machinery	934	361	293
Buildings	100	-	-
Forest, land and other real property	-	-	-
Total	1 034	361	293

Norske Skogindustrier ASA and subsidiaries pledge no assets. The re-allocation of operasional leasing on the main office has increased the mortgage along with the mortgage at Norske Skogindustrier ASA building.

Mortgages in machinery apply entirely to Norske Skogs share of its assets in Pan Asia Paper.

25. Environment

NOK 157 million was devoted to environmental investments in 2004, as against NOK178.5 million in 2003 and NOK 175 in 2002.

The largest investments were done at Norske Skog Parenco where the construction of a new bio fuel furnace was completed. At Norke Skog Golbey, considerable improvements in the deinking process for recovered paper have been implemented. This improvements result in that a larger share of the waste can be used for bio energy.

Norske Skog is not aware of any govermental requirements of cleaning up sites where Norske Skog runs its business.

In relation to divestments of businesses during the last years, surveys have been done to reveal possible polution. This is partly done as a Norske Skog policy and partly based on governmental requirements. As of today, there are no requirements for cleaning up sites that will incur major costs for the company.

In 2005 Norske Skog will initiate a project to develop group guidelines for surveys of possible environmental obligations. These guidelines will form the basis for entity spesific plans and initiatives.

The ambition is to develop the general group guidelines during 2005 and have the entities within the group develop and carry out their own plans according to the guidelines during 2006.

26. Other commitments

In 1998, Norske Skog finalised a lease-and-buyback arrangement with American investors for PM5 and PM6 at Saugbrugsforeningen. The present value of the cost of the leaseback is about NOK 4 000 million, which is irrecoverably deposited in favour of the American investors. Although the sum has been deposited, Norske Skog is not exonerated from liability for payment. However, the credit risk is extremely low because the funds are held in a bank with an "A grade" rating. Deposited rental costs and prepaid rental earnings are entered net in the balance sheet. Should Norske Skog be unable to perform the leasing agreement, it is obliged to recompense the investors for any loss. The investors' loss will vary over the term of the lease and will at most amount to USD 98 million. The possibility of Norske Skog being unable to perform the contract is extremely low. The contract could only be broken off as the result of extraordinary circumstances in the nature of force majeure.

Norske Skog, Abitibi-Consolidated and Hansol established the PanAsia joint venture in 1999. Hansol Paper withdrew from PanAsia in 2001 and sold its one-third stake in equal parts to Norske Skog and Abitibi-Consolidated. The relationship between the remaining parties in the joint venture is regulated by a shareholders' agreement. An important condition for the joint venture is that the future expansion of the parties within PanAsia's market area should occur through PanAsia, and that PanAsia should have a growth strategy. Australasia is not included in PanAsia's market area. Under the shareholders' agreement, PanAsia has an option to buy Norske Skog's 33.65-per-cent equity share in Malaysian Newprint Industries at an agreed price.

Norske Skog and Klabin Fabricadora de Papel e Celulose SA each owned 50 per cent of the shares in the Norske Skog Klabin joint venture in Brazil. Norske Skog bought out Klabin at the termination of the joint venture agreement in March 2003 for USD 28 million. Norske Skog has an additional commitment to pay Klabin USD 18 million if Norske Skog should decide to build a new paper machine to replace the capacity at Klabin. This commitment is limited to three years from the termination of the agreement.

During the spring of 2004 the EU Commission initiated an investigation of Norske Skog and other European paper producers for assumed violation to the EU's competition rules. The background for the investigation was that one of Norske Skogs's competitors, UPM-Kymmene of Finland, have initiated a cooperation with the competition authorities in the EU, the USA and Canada after an internal review of the company's business policies. Investigations have been initiated against Norske Skog in a case of alleged illegal sales cooperation among producers of newsprint in Europe. It may be expected that the EU Commission will forward a request for more explanations and evidence during 2005.

Following the investigation initiated by the EU Commission, publication producers both in Europe and in the USA have been sued by customers in the USA where the customers claims compensation for losses caused by alleged breach of competition rules. The lawsuits are so called group lawsuits. This means that the plaintiff represents all potential customers in the USA following an investigation outside the USA. However, American competition authorities have initiated an investigation of American based producers of magazine paper. Norske Skog is not included in this investigation. In the USA, a total of 30 lawsuits against companies in the publication paper industry have been initiated. Six of these are proceeded in local state courts in California and 24 are proceeded in Federal courts.

At this stage it is not possible to say anything about when the cases mentioned above will be closed, or the outcome of the cases.

27. Financial risk

Transaction risk currency
The group has revenues and costs in various currencies.
The major currencies are EUR, NOK, USD, GBP, AUD and NZD.
Transaction risk is the potential difference in the future value of outgoing or incoming funds in different currencies used by the group.
The group calculates a 12-month future expected cash flow in each currency on a rolling basis. 50 to 100 per cent of the company's expected cash flows is hedged at any time.
Only accounts of wholly-owned subsidiaries, where Norske Skog has direct access to the accounts, are included in the hedging.
The result of the hedging is included under financial items in the consolidated profit and loss account.
Cash flow hedging generated a profit of NOK 156 million in 2004.
Currency loss or income will, over time, offset increased or reduced future net operational income.

Balance sheet currency risk
The group accounts are presented in Norwegian krone. A balance sheet risk arises when converting the balance sheets of subsidiaries from their accounts in local currencies to kroner. Debt is primarily drawn in currencies in which the group has net earnings in order to reduce group exposure and contribute to a steadier cash flow over time. These are also currencies in which the group has assets, and accordingly contribute to reducing fluctuations in the group's book equity and gearing as a result of exchange rate movements.
The currency result of hedging is recorded directly against equity, and is the counterpart entry to conversion differences for net assets in the subsidiaries. In 2004, the result of balance sheet hedging recorded against equity came to NOK 642 million.
Using currency derivatives to adjust the currency composition of the debt could produce other liquidity effects relating to exchange rate movements than the use of traditional currency debt.

Interest rate risk
Norske Skog considers a floating interest rate on its corporate debt to be risk reducing. This is related to the correlation between Norske Skog's income and economic cycles, where interest rates are normally high during boom conditions and low during recessions. The corporation has outstanding certificates and fixed interest rate bonds with a nominal value of NOK 9 173 million.
The switch to floating interest payments on existing fixed interest loans is achieved by using interest rate swaps. The financial risk on the debt portfolio is measured by interest rate sensitivity (duration). In some cases, interest rate derivatives are used in order to adjust the duration of individual currencies.

Liquidity risk
Norske Skog incurs liquidity risk to the extent that payments on financial debt does not correspond to the group's cash flow from operations. To offset such effects, the group seeks to spread payments relating to financial debt throughout the year. The group aims at all times to have a minimum of NOK 6 billion available in cash and undrawn committed drawing rights as a liquidity reserve.

Credit risk
Norske Skog makes a credit evaluation of all counterparts in financial trading. The counterpart must be at least an A-rated company. For non-rated companies, calculations are made whereby the minimum criteria for key figures are the same as for an A-rated company. Based on the rating and other calculations, a limit on credit exposure is established for all counterparts. These limits are monitored continuously in relation to unrealised profit on financial instruments and placements.

Credit policy for sales is centralised at corporate headquarters, while the authority to grant credits to customers is decentralised to the sales units. Receivables are monitored closely through a comprehensive rating and insurance programme, and overdue amounts are followed closely.

Energy risk
A major part of Norske Skog's global energy demand is hedged through long-term contracts. Norske Skog also uses financial instruments for limited parts of its hedging. The hedging ratio represents a trade-off between risk exposure and opportunities to take advantage of short-term price drops.
Contracted volumes have rated counterparts.

DURATION TABLE

Currency	USD	EUR	AUD	KRW	CAD	Total*
Currency allocation in NOK billion	3.3	8.6	3.5	1.3	0.8	17.8
Duration per currency	0.9	1.3	1.4	0.1	0.4	-

* Debt in other currencies: NOK 0.4 billion.

PanAsia's debt is not taken into account when making duration calculations. Duration produces a change in the market value of group debt when market interest rates change. Duration is calculated for the group's principal currencies with gross interest-bearing debt. The table summarises underlying and synthetic liabilities included in the duration calculation for the respective currencies.

Profit and loss account

NOK Million	Notes	2004	2003	2002
Operating revenue	2	**7 348**	**6 933**	**6 979**
Changes in inventory		(2)	30	(66)
Cost of materials		4 233	3 788	3 616
Personnel costs	3	1 287	1 287	1 337
Other operating expenses	4	880	786	979
Depreciation and amortisation	7	607	593	630
Operating expences		**7 005**	**6 484**	**6 496**
Operating earnings before restructuring costs		**343**	**449**	**483**
Restructuring costs		-	(50)	(111)
Operating earnings		**343**	**399**	**372**
Group contribution		274	924	-
Financial revenue		846	820	1 409
Financial expences		(969)	(1 797)	(494)
Financial items, net		151	(53)	915
Other items	10	142	935	240
Earnings before tax		**636**	**1 281**	**1 527**
Tax	5	(182)	(26)	(496)
Earnings/(loss) for the year		**454**	**1 255**	**1 031**
Group contribution made, after tax		-	-	274
Application of net profit:				
Allocated from/to other equity		341	(460)	(236)
Divided to shareholders		(795)	(795)	(795)
Total		(454)	(1 255)	(1 031)

Cash flow statement

NOK Million	Notes	2004	2003	2002
Cash flow from operating activities				
Cash generated from operations		7 410	7 051	7 169
Cash used in operations		(6 265)	(6 008)	(5 888)
Financial revenue received		207	820	1 405
Financial expenses paid		(1 168)	(1 507)	(1 091)
Taxes paid		(182)	53	(283)
Net cash flow from operating activities	6	2	409	1 312
Cash flow from investment activities				
Investments in operational fixed assets	7	(446)	(231)	(224)
Sales of operational fixed assets	7	17	3	35
Net change in intercompany receivables		3 342	2 270	961
Net financial investments		(962)	(660)	135
Net cash flow from investment activities		1 951	1 382	907
Cash flow from financial activities				
Net change in long-term liabilities		(409)	(945)	(3 256)
Dividend paid		(795)	(795)	(792)
Share issues		-	-	-
Net cash flow from financial activities		(1 204)	(1 740)	(4 048)
Total change in liquid assets		**749**	**51**	**(1 829)**
Liquid assets at January 1		571	520	2 349
Liquid assets at December 31		1 320	571	520

Balance sheet

NOK million	Notes	2004	2003	2002
Assets				
Intangible fixed assets	7	**60**	**67**	**73**
Operational fixed assets	7	**4 745**	**4 919**	**5 590**
Intercompany receivables		3 433	5 199	5 908
Other long-term assets		58	59	75
Pension plan assets	3	60	63	110
Shares in other companies		51	66	62
Shares in subsidiaries		33 042	32 044	29 145
Securities and long-term financial assets		**36 644**	**37 431**	**35 300**
Fixed assets		**41 449**	**42 417**	**40 963**
Finished goods		369	366	396
Raw materials and work in progress		240	192	168
Inventory		609	558	564
Intercompany receivables		708	2 372	702
Other receivables		225	111	292
Accounts receivable		763	844	767
Provision for bad debts		(36)	(39)	(39)
Receivables		1 660	3 288	1 722
Commercial paper		31	106	105
Bonds		416	441	196
Cash and bank deposits		873	24	219
Liquid assets		1 320	571	520
Current assets		**3 589**	**4 417**	**2 806**
Total assets		**45 038**	**46 834**	**43 769**
Shareholders' equity and liabilities				
Paid-in capital				
Share capital		1 331	1 331	1 331
Own shares		(8)	(7)	(9)
Share premium reserve		7 137	7 121	7 116
Retained earnings				
Other equity		5 319	5 663	5 154
Shareholders' equity	8	**13 779**	**14 108**	**13 592**
Deferred taxes	5	570	388	337
Pension obligations	3	83	85	87
Long-term intercompany liabilities		10 053	10 849	5 479
Other long-term liabilities	11	15 930	16 203	17 113
Long-term liabilities		**26 636**	**27 525**	**23 016**
Other current liabilities		1 095	1 276	1 459
Current intercompany liabilities		2 187	2 557	4 482
Accounts payable		496	336	307
Duties and holiday pay		50	54	53
Provision for dividend		795	795	795
Tax payable	5	-	183	65
Current liabilities		**4 623**	**5 201**	**7 161**
Total shareholders' equity and liabilities		**45 038**	**46 834**	**43 769**
Guarantees	9	-	1 301	2 159

Lysaker, 3 March 2005

Jan Vidar Grini

Kåre Leira

Halvor Bjørken

Gisèle Marchand

Øivind Lund

Lars Wilhelm Grøholt
Chairman

Egil Myklebust
Deputy Chairman

Jan Oksum
President and CEO

1. Accounting principles

The company's accounting principles are the same as those applied for the consolidated accounts, as described on pages 104 to 105. Only those notes which differ materially from accompanying the group accounts are shown below. Investments in subsidiaries are valued at historical cost. All figures are in NOK million unless otherwise stated.

Monetary items receivable from or payable to a foreign subsidiary for which settlement is neither planned nor likely to occur in the foreseeable future are considered to represent an extension to or deduction from the net investment in the foreign subsidiary. Foreign currency gains and losses on receivables and payables considered to form part of net investment in foreign subsidiaries are not recognised until the disposal of the investment in the foreign subsidiaries. This principle also applies to exchange rate differences arising on foreign currency liabilities accounted for as a hedge of the net investment in foreign subsidiaries.

2. Operating revenue

Operating revenue includes NOK 1 255 million in ordinary revenue from the sale of goods and services to companies within the group in 2004. The corresponding figure was NOK 1 266 million in 2003 and NOK 1 366 million in 2002.

3. Pension costs and obligations

Net periodic pension cost	2004	2003	2002
Benefit earned during the year	49	53	50
Interest costs on prior period benefit	58	66	62
Expected return on plan assets	(69)	(68)	(70)
Periodic employer tax	5	7	2
Expensed portion of changes in the AFP	(2)	3	2
Expensed portion of differences in estimates	9	10	8
Net periodic pension cost	50	71	54

Status of pension plans reconciled with the balance sheet:

	2004	2003	2002
Projected benefit obligations	(1 234)	(1 295)	(1 221)
Plan assets at fair value	1 186	1 105	1 143
Plan assets in excess of/ (less than) obligations	(48)	(190)	(78)
Differences in estimates not taken to income/expences	46	184	109
Net plan assets/pension obligations	(2)	(6)	31
Accrual employer tax	(21)	(16)	(8)
Plan assets/(pension obligations) in the balance sheet	(23)	(22)	23
Pension obligation	(83)	(85)	(87)
Pension assets	60	63	110

See note 4 to the consolidated accounts for assumptions and further information.

4. Other operating expenses

Losses on bad debts amounting to NOK 1 million are included in operating expenses. Losses include NOK 2 million in external bad debt and NOK (1) million in change in provision for bad debt.

5. Tax

A specification of the difference between earnings before tax and the basis for tax is shown below.

Tax basis	2004	2003	2002
Earnings before tax	636	1 281	1 527
Permanent differences	(525)	(939)	(200)
Group contribution	(51)	-	(381)
Equity items	-	-	-
Currency items	(533)	(693)	8
Change in temporary differences	(6)	(529)	(303)
Basis for tax	(479)	(880)	651

Tax	2004	2003	2002
Tax payable, including withholding tax	12	(182)	(234)
Tax payable former year	-	207	(263)
Tax group contribution	-	-	(107)
Tax credit	-	-	193
Total tax payable	12	25	(411)
Change in deferred tax	171	(51)	(85)
Total tax cost	182	(26)	(496)

Gain on sale on forestry property in Norway in NOK 142 million. Hereof NOK 134 million is exempted from taxation according to tax legislation. Tax effect is NOK 37.5 million.

Deferred tax

A specification of temporary differences and deferred tax is shown below.
(Tax rate 28% in 2002, 2003 and 2004)

	2004	2003	2002
Reserve in accounts receivable	(34)	(37)	(38)
Reserve in inventory	96	98	115
Other current items	(96)	(109)	(198)
Total current items	(35)	(48)	(121)
Accelerated depreciation	1 232	1 344	1 379
Deferred capital gains	565	686	150
Pension plan assets	60	63	110
Pension obligations	(83)	(85)	(87)
Currency asset hedge	711	178	(471)
Other long-term items	389	241	247
Total long-term items	2 874	2 428	1 326
Loss to be brought forward Norway	(1 180)	(814)	-
Temporary differences, not offset	558	-	-
Total temporary differences	2 217	1 565	1 205
Deferred tax on temporary differences	621	438	337
Tax credit carried forward	(51)	(50)	-
Total deferred tax	570	388	337

6. Net cash flow from operations

The connection between earnings before tax and cash flow from operations is shown below.

	2004	2003	2002
Earnings before tax	636	1 281	1 527
Ordinary depreciation	607	593	630
Taxes paid	(182)	53	(283)
Gain/(loss) on sale of fixed assets and other items	(142)	(935)	(240)
Group contribution	(274)	(923)	-
Change in receivables	(36)	104	395
Change in stocks	(51)	6	1
Change in current liabilities	(37)	472	(300)
Adjustments for changes in working capital without cash effect	(519)	(242)	(418)
Net cash flow from operating activities	2	409	1 312

7. Operational and intangible fixed assets

	Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
Acquisition cost						
Acquisition cost 31.12.03	98	2 928	10 324	330	229	13 909
Addition 2004 at cost	-	24	271	151	-	446
Sales 2004 at cost	(1)	-	-	(147)	-	(148)
Reclassification	-	-	6	-	(6)	-
Acquisition cost 31.12.04	97	2 952	10 601	334	223	14 207
Depreciation and write-downs						
Accumulated ordinary depreciation and write-downs 31.12.03	31	1 389	7 231	291	-	8 942
Ordinary depreciation 2004	6	99	454	48	-	607
Depreciation on fixed assets sold 2004	-	-	-	(147)	-	(147)
Write-downs 2004	-	-	-	-	-	-
Reclassification	-	-		-		-
Accumulated depreciation and write-downs 31.12.2004	37	1 488	7 685	192	-	9 402
Book value						
Book value 31.12.03	67	1 539	3 093	39	229	4 967
Book value 31.12.04	60	1 464	2 916	142	223	4 805
Depreciation plan	5 - 20 years	10 - 33 years	10 - 20 years	3 - 5 years		

Real property and plants under construction are not depreciated.

Goodwill specification on each acquisition

	Year	Depreciation plan/years	Depreciation	Book value 31.12.2004
Union	1999	20	6	55

Goodwill is amortised in accordance with the expected useful life based on regional and global synergies.

Operational and intangible fixed assets - acquisition and disposal past five years

		Goodwill and other exclusive rights	Land, buildings and other property	Machinery and plant	Fixtures and fittings, tools, office equipment	Plant under construction	Total
2000	Acquisition	-	103	265	20	169	557
	Disposal	-	20	7	5	11	43
2001	Acquisition	-	43	179	18	53	293
	Disposal	-	-	7	5	-	12
2002	Acquisition	7	35	158	24	-	224
	Disposal	-	222	7	3	-	232
2003	Acquisition	6	39	83	-	109	237
	Disposal	-	380	855	38	-	1 273
2004	Acquisition	-	24	271	151	-	446
	Disposal	-	167	-	3	-	170
Total 5 years	Acquisition	13	244	956	213	331	1 757
	Disposal	-	789	876	54	11	1 730

8. Shareholders' equity

	Share Capital	Share premium reserve	Other Equity	Total
Shareholder's equity 31.12.2003	1 324	7 121	5 663	14 108
Share issues	-	-	-	-
Change in own shareholding	(1)	16	(22)	(7)
Earnings	-	-	454	454
Provision for dividend	-	-	(795)	(795)
Other adjustments	-	-	19	19
Shareholder's equity 31.12.2004	1 323	7 137	5 319	13 779

At 31.12.04. the share capital was divided into 133 137 088 shares which each had a nominal value of NOK 10. The company held 819 976 of its own shares.

Principle shareholders	Ownership in %
Folketrygdfondet, Oslo	8.6
Viken Skogeierforening, Hønefoss	8.1
JP Morgan Chase Bank, UK	6.6
State Street Bank & Trust Co., USA	5.9
Agder-Telemark Skogeierforening, Skien	4.1
JP Morgan Chase Bank, UK	3.7
Skogeierforeningen Nord, Trondheim	2.6
Mjøsen Skogeierforening, Lillehammer	2.4
Vital Forsikring ASA, Bergen	1.7
Skagen Vekst, Oslo	1.6
Odin Norge, Oslo	1.6
Mellon Bank NA, USA	1.5
Fidelity Funds Europe, Luxembourg	1.5
Rederiaktieselskapet Henneseid, Skien	1.5
Glommen Fond AS, Elverum	1.5
Skandinaviska Enskilda Banken, Oslo	1.4
Odin Norden, Oslo	1.2
JP Morgan Chase Bank, UK	1.1
AS Havlide, Skien	1.1

Shareholders in the corporate assembly	Number of shares
Elected by the shareholders	
Ivar B Korsbakken, Oslo, Chairman	1 052
Emil Aubert, Porsgrunn	34 505
Ole H Bakke, Trondheim	53
Svein Haare, Hokksund	855
Halvard Sæther, Lillehammer	2 817
Svein Aaser, Drøbak	775
Elected by the employees	
Stig Arnegård, Skogn	113
Magnus Straume, Union	38
Stig Johansen, Forestia Braskereidfoss	385
Per K Dahl, Saugbrugs	555
Observers from the employees	
Ove Magne Anseth, Forestia Braskereidfoss	210

Shareholders on the board of directors	Number of shares
Elected by the shareholders	
Lars Wilhelm Grøholt, Hov, Chairman	2 780
Halvor Bjørken, Verdal	3 090
Øivind Lund, Istanbul, Turkey	1067
Gisèle Marchand.	300
Elected by the employees	
Kåre Leira, Skogn	820
Jan Vidar Grini, Union	753

Shareholders President and Executive Staff	
Jan A Oksum	11 369
Rolf Negård	1 042
Hanne Aaberg	1 654
Jan-Hinrich Clasen	742
Jarle Dragvik	2 673
Ketil Lyng	3 874
Rob Lord	1 786
Antonio Dias	820
Vidar Lerstad	4 549

9. Guarantees

The company has guaranteed debts totalling NOK 777 million on behalf of its subsidiaries. Other guarantees amounts to NOK 308 million.

10. Other items

Other items consisted in 2004 of sales of forest in mid Norway. Other items consisted in 2003 of gain on sale of power stations in Norway. Other items in 2002 include profit from the sale of forests in Norway (NOK 159 million), profit from the sale of forests in Sweden (NOK 16 million) and reversal of a provision for credit losses agains Norske Skog Flooring Holding AS (NOK 64 million).

11. Repayment plan interest-bearing debt

The company's total debt as at 31.12.2004 matures as follows.

	Debt banks	Bonds	Total
2005	-	-	-
2006	-	1 066	1 066
2007	64	1 377	1 441
2008	64	-	64
2009	328	725	1 053
2010	4 183	-	4 183
2011	32	3 623	3 655
2014	-	200	200
2015	-	1 208	1 208
2033	-	1 208	1 208
Total	**4 671**	**9 406**	**14 077**

Debt in foreign currencies is entered at current rate in the installment profile. Debt used as hedging instruments for hedging of net investments in foreign currencies is entered at historic cost in the balance sheet.

Auditor's report for 2004

We have audited the annual financial statements of Norske Skogindustrier ASA as of December 31, 2004, showing a profit of NOK 454 millions for the parent company and a profit of NOK 663 millions for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, March 3, 2005
PricewaterhouseCoopers AS

Erling Elsrud
State Authorised Public Accountant (Norway)

The corporate assembly's statement to the annual general meeting

The corporate assembly recommends that the annual general meeting approves the profit and loss statement and balance sheet for 2004 for Norske Skogindustrier ASA and the Group as proposed by the board and agrees with the board's proposal for the appropriation of the profit for the year.

Lysaker, 3 March 2005

Ivar B. Korsbakken
Corporate assembly chair

Implementation of IFRS

An overview of the effects of implementing International Financial Reporting Standards (IFRS) is presented below. The presentation of the balance sheets and profit and loss is for comparison reasons the same as under NGAAP. These may be changed when the company starts reporting according to IFRS.

Preliminary and unaudited IFRS opening balance 01.01.04 Mill. NOK	Notes	Balance sheet according to NGAAP 31.12.2003	Effect of implementing IFRS	Balance sheet according to IFRS 1.1.2004
Intangible fixed assets	6,7	4 727	141	4 868
Operational fixed assets	2,3	31 996	153	32 149
Long-term receivables and affiliated companies	1	2 622	(282)	2 340
Fixed assets		**39 345**		**39 357**
Inventory		2 321		2 321
Receivables		3 868		3 868
Short-term investments		596		596
Liquid assets		334		334
Current assets		7 119		7 119
Total assets		**46 464**		**46 476**
Paid-in equit		8 445		8 445
Retained earnings	11	10 680	179	10 859
Minority interests		197		197
Shareholder's equity		**19 322**		**19 501**
Deferred taxes	6	2 460	492	2 952
Interest-free long-term liabilities and obligations	4,5,10	872	136	1 008
Interest-bearing long term liabilities		18 290		18 290
Interest-free current liabilities	8	4 864	(795)	4 069
Interest-bearing current liabilities		656		656
Total liabilities and shareholder's equity		**46 464**		**46 476**

1. Under Norwegian GAAP (NGAAP) it has been possible to present deferred tax from acquisitions at net present value. Norske Skog has done this when this gives a better reflection of the reality of the transaction. IFRS does not permit this treatment, and deferred tax must be presented at nominal value in the IFRS opening balance. The effect of this is that deferred tax increases. Norske Skog has also presented deferred tax related to the investment in NorskeCanada at net present value. The effect of revaluing this deferred tax from net present value to nominal value is that the book value of the investment in NorskeCanada decreases. The effect on deferred tax amounts to NOK 620 million. The effect on the book value of the investment in NorskeCanada amounts to NOK 282 million. The total effect on the group equity is a reduction of NOK 902 million.

2. According to IAS 41 biological assets should be valued at fair value. Forests are considered to be biological assets. Per 1 January 2004 the sale of the forests in mid-Norway was not recognised in the Norske Skog accounts. In the IFRS opening balance the fair value of these forests must be recognised. The sales contract on these forests indicated a fair value which was NOK 142 million higher than the book value of the forests. In addition, fair value of the forests in Australia is estimated to be NOK 37 million higher than the book value as at 31 December 2003. In total this gives an increased value of operational fixed assets of NOK 179 million in the IFRS opening balance. In the group equity this change represents an increase of NOK 179 million.

3. IFRS 1 First Time Addoption of IFRS allows for the use of fair value as deemed cost on items of property, plant and equipment. This deemed cost will be the basis for depreciations going forward. Norske Skog has taken the opportunity of using fair value on selective items of property, plant and equipment as deemed cost in the IFRS opening balance. Norske Skog has analysed the property, plant and equipment of the group, and identfied items at the Skogn mill, the Parenco mill and the Union mill which will be valued at fair value in the IFRS opening balance. Items of property, plant and equipment with at fair value NOK 1 520 million above book value are identified as the Skogn mill. At the Parenco mill items of property, plant and equipment with a fair value NOK 1 120 million below book value are identified. At the Union mill items for property, plant and equipment with a fair value NOK 426 million below book value are identified. The total effect of the revaluing of the identified items of property, plant and equipment is a reduction of the value of operational fixed asses of NOK 26 million and a reduction in the group equity of NOK 26 million.

4. Norske Skog has established a captive to handle the insurance of Norske Skog. This captive is run as an insurance company. Through its business the Captive has built up an equalisation reserve. Under NGAAP this equalisation reserve has been classified as a liability. Equalisation reserves do not qualify as a liability under IFRS. The liability will be reclassified to equity in the IFRS opening balance. The effect of this is an increase of the group's equity of NOK 21 million.

5. Norske Skog has been reporting pension liabilities, pensions assets and pension costs according to the Norwegian Accounting Standard on Pensions. The Norwegian standard is similar to IAS 19 in that one can choose to spread the effects of changes in estimates and pension plans and the difference between actual and anticipated returns over the average remaining service life of the employees, when the accumulated effects exceeds 10 per cent of whichever is the higher of the pension scheme funds or the pension obligations. This is the corridor approach. Retrospective implementation of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plans until the date of transition to IFRS into a recognised portion and an unrecognised portion. However IFRS 1 allows a first time adopter to recognise all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses. Norske Skog will use this oportunity. The effect of this in the Norske Skog IFRS opening balance is a reduction of net pension liabilities of NOK 93 million, an increase in deferred tax of NOK 26 million, and an increase in the group equity of NOK 67 million.

6. IFRS is stricter than NGAAP when it comes to netting of deferred tax assets against deferred tax liabilities. In the closing balance as at 31.12.2003 Norske Skog has netted deferred tax assets against deferred tax liabilities amounting to NOK 58 million that can not be netted under IFRS. The effect of this change is that deferred tax assets and deferred tax liabilities in the balance sheet both increases by NOK 58 million.
Other items with effect on deferred tax are commented on in notes 1,5,7,9 and 10.

7. In the Norske Skogs consolidated NGAAP accounts, negative goodwill from the acquisition of Parenco in 2001 is recognised. Negative goodwill can not be recognised under IFRS. This negative goodwill has to be booked directly to the equity in the IFRS opening balance. The negative goodwill amounts to NOK 83 million. The effect of this change is to increase goodwill by NOK 83 million, an increase of deferred tax of NOK 23 million and an increase of the equity of NOK 60 million.

8. Under IFRS, provision for proposed dividend should not be made. A provision for proposed dividend does not meet the definition of a liability under IFRS. Dividend should reduce the equity only when the annual general meeting decides the dividend. In the IFRS opening balance, the provision for dividend made as at 31.12.2003 has to be reversed. The effect of this is an increase to equity of NOK 795 million compared to the closing balance of 2003 under NGAAP. This increase in equity will only be temporary since the equity will be charged with NOK 795 million when the dividend is decided by the annual general meeting.

9. As part of the work with the IFRS implementation, Norske Skog has reviewed all its provisions. This review has identified provisions related to tax issues that might be of a general nature.These provisions will be reversed in the IFRS opening balance. In total these provisions amount to NOK 160 million. The effect of reversing these provisions is to increase equity and reduce liabilities. In the 2004 accounts under NGAAP, these reversals are recognised in the profit and loss account. The fact that the reversals are recognised in the opening balance under IFRS means that they will not be recognised in the profit and loss account under IFRS.

10. As part of the work with the IFRS implementation, Norske Skog has evaluated the company's environmental obligations. In case of a future close down of any of Norske Skog's production units, costs related to cleaning up of the sites in questions may occur. These liabilities should be recognised at net present value. Total dicounted liability as of 1.1.2004 is estimated to be NOK 250 million. The effect of this is an increase of liabilities of NOK 250 million, a reduction of deferred tax of NOK 75 million and decreased equity of NOK 175 million.

11. The total effect on retained earnings is:

Restating of deferred tax from net present value to nominal value	(902)
Market value of biological assets	179
Rebalancing of property, plant and equipment	(26)
Reclassifcation of equalisation reserve	21
Changes in pension plans and estimates not recognised in profit and loss	67
Negative goodwill	60
Reversing provision for dividend	795
Reversing of provisions	160
Provision for environmental clean up costs	(175)
Total effect on retained earnings	179

The total effect on Norske Skog's equity of implementing IFRS amounts to NOK 179 million per 1.1.2004. The main reason for this increase in equity is the reversal of the dividend provision for 2003. Disregarding this change, the IFRS implementation charges the Norske Skog equity with NOK 616 million.

Preliminary and unaudited IFRS group profit and loss 2004 Mill. NOK	Notes	Profit and loss according to NGAAP 2004	Effect of implementing IFRS	Profit and loss according to IFRS 2004
Revenue		**25 302**		**25 302**
Variable costs		(13 026)		(13 026)
Change in inventory		(6)		(6)
Distribution costs		(2 294)		(2 294)
Other operating expenses		(5 673)		(5 673)
EBITDA		**4 303**		**4 303**
Depreciation	1	(3 373)	280	(3 093)
EBIT before impairments and restruct. costs		**930**		**1 210**
Impairments		(110)		(110)
Restructuring costs		(63)		(63)
EBIT		**757**		**1 037**
Affiliated companies	2	(41)	(3)	(44)
Financial items	2	(718)	(65)	(783)
Other items	3	142	(142)	-
Pre-tax profit		**140**		**210**
Taxes	4	523	(104)	419
Profit before minorities		**663**		**629**
Minority interests		8		8
Net earnings		**655**		**621**

1. No amortisation of goodwill according to IFRS. Total goodwill amortisation recognised in the profit and loss according to NGAAP amounted to NOK 280 million in 2004

2. Profit and loss effects restating deferred tax from net present value to nominal value.

3. The gain from the sale of the forests in mid Norway is recognised in the profit and loss accounts for 2004 under NGAAP. In the IFRS opening balance, biological assets are recognised at market value. With the market value recognised in the opening balance, the sale of the forests gives no profit and loss effect for 2004 under IFRS.

4. Some provisions related to tax issues are reversed in the IFRS opening balance. Some of these provisions are reversed in the profit and loss account under NGAAP in 2004. Since the provisions are reversed in the opening balance according to IFRS, the reversal will not have any profit and loss effect under IFRS. In addition, tax effect of reversed goodwill amortisation is reversed.

Preliminary and unaudited IFRS closing balance sheet 31.12.04 Mill. NOK	Notes	Balance sheet according to NGAAP 31.12.04	Effect of implementing IFRS	Balance sheet according to IFRS 31.12.04
Intangible fixed assets		4 382	421	4 803
Operational fixed assets		29 994	11	30 005
Long-term receivables and affiliated companies		2 485	(236)	2 249
Fixed assets		**36 861**		**37 057**
Inventory		2 299		2 299
Receivables		4 050		4 050
Short-term investments		470		470
Liquid assets		419		419
Current assets		7 238		7 238
Total assets		**44 099**		**44 295**
Paid-in equity		8 436		8 436
Retained earnings		10 272	301	10 573
Minority interests		186		186
Shareholder's equity		**18 894**		**19 195**
Deferred taxes		1 865	554	2 419
Interest-free long-term liabilities and obligations		896	136	1 032
Interest-bearing long term liabilities		17 291		17 291
Interest-free current liabilities		4 684	(795)	3 889
Interest-bearing current liabilities		469		469
Total liabilities and shareholder's equity		**44 099**		**44 295**

Other IFRS issues:

Norske Skog has considered using the IFRS principles for business combinations retrospectively. IFRS 1 on First Time Addoption of IFRS allows the use of the IFRS principles for business combinations both prospectively and retrospectively. If one business combination is subject to a new accounting assessment, all subsequent business combinations up to the point of implementation of IFRS have to be reassessed. Norske Skog's conclusion to this issue is that there is very little value in implementing the IFRS principles on business combinations retrospectively and therefore the new principles will only be implemented prospectively.

IFRS 1 on First Time Addoption of IFRS allows for translation differences arising from translating foreign subsidiaries up to the date of implementation of IFRS to be regarded as a permanent part of equity. This means that such translation differences do not need to be shown in the profit and loss account in the event of a disposal of a foreign subsidiary. Norske Skog has implemented this.

The documentation requirements for hedge accoutning are stricter under IFRS than under Norwegian accounting principles. Norske Skog practices hedge accounting for debt which hedges investments in foreign subsidiaries. Norske Skog will continue using hedge accounting for debt which hedges investments in foreign subsidiaries under IFRS.

Embedded derivatives have to be recognised at market value from 2005. In Norske Skog's case this will primarily apply to electricity supply contrancts where the future electricity price depends to some extent on the development of exchange rates. Norske Skog will recognise the embedded derivatives at market value in the opening balance as at 1.1.2005. The effect of recognising the derivatives will be booked directly to equity. Going forward, the fluctuations in the value of the embedded derivatives will be recognsied in the profit an loss account.

Goodwill is not amortised under IFRS. Goodwill amortisation totalled NOK 280 million in the 2004 accounts. The book value of goodwill will be tested for impairment at least annually.

Norske Skog's option programme involves cash settlement and not settlement in shares. Norske Skog accounts for this option programme according to IFRS.

Norske Skog uses proportional consolidation to account for joint ventures. This is the benchmark accounting treatment under IFRS. Implementation of IFRS will not change how Norske Skog is accounting for joint ventures. However, a possible convergence between US generally accepted accounting principles and IFRS indicates uncertainties when it comes to whether this method can be applied in the future.

Under IFRS, Norske Skog will continue using the corridor approach on actuarial gains and losses when accounting for defined benefit plans.

Norske Skog has been granted CO_2 emission rights. Norske Skog will follow the IFRS rules when accounting for theese emission rights from 1 January 2005.

Articles of association for Norske Skogindustrier ASA

(Last amended 10 April 2003)

§1 NAME
The company is a public limited company. The company's name is Norske Skogindustrier ASA.

§2 OBJECTS
The object of the company is to pursue pulp and paper operations and any activities connected with these. The company can also participate in other commercial activity by subscribing to shares or in other ways.

§3 REGISTERED OFFICE
The company is registered in Norway, and has its management and registered office in Bærum local authority.

§4 SHARE CAPITAL AND SHARES
The company's share capital amounts to NOK 1 331 370 880, divided into 133 137 088 shares each with a nominal value of NOK 10. The company's shares will be registered with the Norwegian Central Securities Depository (VPS).

§5 TRANSFER OF SHARES
Any transfer of shares must be reported to the company's board of directors for approval. Shares transferred to a new owner do not carry voting rights until eight (8) days after the company has been notified of the transfer.

§6 BOARD OF DIRECTORS
The company's board of directors will consist of a minimum of seven and a maximum of 10 directors. Directors are elected by the corporate assembly for terms of two years. No person can be elected to the board after reaching the age of 70.
The corporate assembly will elect the chairman and deputy chairman of the board for terms of one year. The corporate assembly will determine the remuneration payable to directors. The board of directors is responsible for appointing a chief executive, to be known as the president and chief executive officer, and for determining his/her remuneration. The board of directors can authorise its members, the chief executive or certain other designated employees to sign for the company.

§7 CORPORATE ASSEMBLY
The company will have a corporate assembly consisting of 18 members, including 12 members and four alternate members elected by the annual general meeting. Members are elected by the annual general meeting for terms of two years. Alternate members are elected for terms of one year. The corporate assembly elects two of its members to act as chairman and deputy chairman for terms of one year.

§8 ELECTION COMMITTEE
The company will have an election committee consisting of the chairman of the corporate assembly and three members elected by the general meeting for terms of one year. The election committee will be chaired by the chairman of the corporate assembly.

§9 GENERAL MEETING
Notice of a general meeting must be given within the time limit stipulated in the Norwegian Act on Public Limited Companies through the publication of notices in the Aftenposten and Dagens Næringsliv newspapers. This notice can specify that any shareholder wishing to attend the general meeting must notify the company within a certain time limit, which must not expire earlier than five days before the general meeting. Shareholders failing to notify the company within the specified time limit may be denied entrance to the general meeting. The general meeting will be held in the local authority in which the company has its registered office or in Oslo.

The annual general meeting will:

1. Consider the company's annual report and accounts and the consolidated report and accounts, and approve the profit and loss account and balance sheet.
2. Determine the application of the profit or coverage of the loss for the year in accordance with the approved balance sheet, including the declaration of any dividend.
3. Determine possible remuneration to be paid to members of the corporate assembly.
4. Elect the shareholders' representatives in the corporate assembly.
5. Elect three members of the election committee.
6. Approve the auditor's fee.
7. Deal with any other business stated in the notice of the meeting.

Shareholders wishing to have any matters dealt with at the general meeting must give notice in writing of these to the board of directors at least one month prior to the general meeting. Notice of the general meeting will be given, and the general meeting will be chaired, by the chairman or deputy chairman of the corporate assembly or, in their absence, by the chairman of the board of directors.

§10 AMENDMENTS
Any amendments to the articles of association will be made by the general meeting. A valid resolution requires a three-fourths (3/4) majority of the votes cast, and these votes must represent three-fourths (3/4) of the share capital represented at the general meeting.

Glossary

BASIS WEIGHT (SUBSTANCE): The weight of paper in grams per square metre. In North America other units are used (lb per 3 000 square feet).
BIOFUEL: Renewable fuel coming from the vegetable kingdom, such as bark, wood residues and sludge from wastewater treatment plants.
BIOLOGICAL TREATMENT: A method of cleansing waste water in which micro organisms convert dissolved organic material in the effluent to water, CO2 and combustible sludge.
BLEACHING: Removal or modification of the coloured components in the pulp to improve its brightness. Mechanical pulp is bleached mainly by sodium hydrosulphite and hydrogen peroxide.
CELLULOSE: Organic substance, which is the most important component of the cell walls in wood fibre.
CHEMICAL OXYGEN DEMAND (COD): Measure of the amount of oxygen needed to completely degrade the mainly organic compounds in the effluent.
CHEMICAL PULP: Pulp in which the fibres have been separated through a chemical process, normally through cooking. Chemical pulp consists mainly of cellulose.
COATING: A process in which the paper sheet is given a thin coating of kaolin or other pigments, to give the sheet a good printing surface.
DE-INKED PULP (DIP): Pulp produced by de-inking recovered paper from newspapers and magazines.
ECO-MANAGEMENT AND AUDIT SCHEME (EMAS): EU standard for environmental management.
ENVIRONMENTAL MANAGEMENT SYSTEM: An overall management system providing systematic implementation of the company's environment policy. Can be structured according to EMAS and/or ISO 14001.
EXTERNAL TREATMENT: Treatment of discharge water outside the actual production process. There are three main types; mechanical, biological and chemical treatment.
FILLERS: Inorganic fillers are used as additive in paper production to, among other things, give the paper a more even and brighter surface. Various types are used, as finely ground marble and kaolin.
GROUNDWOOD PULP: Pulp produced by pressing debarked logs against a rotating grinding stone.
H-VALUE: Lost time injuries per million hour worked.
ISO14001: International environmental management standard.
LIGNIN: Organic substance binding the wood fibres together.
LONG FIBRE PULP: Chemical pulp produced from softwood such as spruce or pine.
LWC (LIGHT WEIGHT COATED) MAGAZINE PAPER: Wood-containing coated publication paper.
MECHANICAL PULP: A mixture of fibres having been separated through mechanical processing in refiners or grinders.
NEWSPRINT: Wood-containing publication paper containing up to 100% mechanical pulp and/or de-inked pulp.
PUBLICATION PAPER: A general term for newsprint and magazine paper grades.
PULP: Semi-finished product for papermaking, made from wood or recovered paper.
RECOVERED PAPER: Used newspapers and magazines, paper recovered from offices and printing works, used packaging.
REFINER: A machine which makes mechanical pulp by treating wood chips between rotating steel discs. The surface pattern of the discs helps separate the individual fibres in the wood.
SC (SUPER CALENDERED) MAGAZINE PAPER: Wood-containing uncoated publication paper. This paper is given a mechanical surface treatment to give it a smoother surface and better printing characteristics.
SEDIMENTATION PLANT: Mechanical treatment of effluent in which fibre and suspended solids is separated out.
SHORT FIBRE PULP: Chemical pulp produced from hardwood such as birch or eucalyptus.
SUSPENDED SOLIDS (SS): Amount of particles that can be separated/filtered out from effluent with the help of a fine-meshed filter.
THERMO MECHANICAL PULP (TMP): Mechanical pulp produced by refining chips that are pre-heated to 100-115oC. The high temperature softens lignin and helps separate the fibres, thus yielding longer and stronger fibres than in grinding.
WOOD CONTAINING PUBLICATION PAPER: General term for paper containing mainly mechanical pulp and/or de-inked pulp. The most common grades are newsprint, SC magazine paper and LWC magazine paper.
WOOD: General term for wood as a raw material to sawmills and pulp and paper mills.

A listening company

Norske Skog must relate to many stakeholders, including employees and unions, owners and investors, customers, analysts, suppliers, the media and environmental organisations. We are concerned with the expectations these stakeholders have of us, and with how we can get better at meeting their requirements. That is important to avoid unrealistic expectations. In addition, it provides good feedback on how we can tailor our annual and interim reports to meet the needs of stakeholders.

Norske Skog gets such input through various kinds of meetings, such as press conferences and presentations, the general meeting, open days, sessions with analysts and telephone interviews, and through external analyses and assessments of our reports.

GOOD, BUT COULD DO BETTER

Norske Skog gets positive feedback on both annual and interim reports, including much praise for detailed reporting to the capital market. In addition, a number of recipients find it very positive that we present key figures in 10-year series. That puts developments in a historical perspective. We also get positive feedback for simple and straightforward notes with good quantitative information. Some commentators have suggested that we could be even better at providing detailed information about our most important value drivers. The layout is also regarded by some as rather ponderous and therefore difficult to read. "More graphs would be an advantage in Norske Skog's reports," observes one union official. "Visual presentations of the material make it more interesting and easier to absorb."

Virtually everyone greatly appreciates the expansion of the annual and interim reports to include material on the environment and social responsibility. Traditional cost-based reports fail to provide an adequate picture of true value creation by a company. Including corporate governance, research and development, environmental performance and social responsibility gives readers a better impression of what we stand for and what creates value in our company. "Positive figures for health and safety don't catch the eye first," comments one of the journalists who keeps us under observation. "On the other hand, they often say a lot about a company's management and not least about employee motivation. So it's interesting for me, from my perspective, to know something about health and safety."

"Information on social responsibility and the environment is less interesting because we regard these as clear conditions for pursuing a serious business today," says an analyst. "On the other hand, such details contribute to a positive reputation for Norske Skog, which in itself represents equity capital." Several of our stakeholders have expressed a desire for more forward-looking information. "Annual reports are traditionally a historical record," says a shareholder and raw material supplier. "However, it's more interesting to hear something about what your views on the future, the trends you see in the market, future requirements for raw material suppliers in different countries, and the research and development you're pursuing. This says something about what you're doing to build long-term competitiveness."

RESPONDING TO INPUT

Norske Skog has received many important and useful suggestions. Satisfying every requirement posed by a stakeholder represents a challenge. We try to strike an appropriate balance between the requirements for annual reporting imposed on listed companies by the Norwegian Accounting Act, what the various stakeholders want and what we feel could be of interest.

A number of suggestions have had a direct impact on this annual report. We are providing more information about the market and customers, for instance, and about research and development. We have also made active efforts to improve the readability of our graphs and to achieve a clearer layout in general because we believe that this, combined with heavy emphasis on content and illustrations, makes the report as a whole and the individual chapters more interesting and easier to read. We aim to continue developing our dialogue with various stakeholders during 2005.

INVITATION TO READERS

If you feel there are subjects we should have covered or facts which could have been better documented, or have other comments – both positive and negative – about our annual and interim reports, you can e-mail benedicte.gude@norskeskog.com.

Global Reporting Initiative (GRI)

The GRI's guidelines for sustainability reporting have been developed through a process involving a broad-based group of interests. Intended for voluntary use, the guidelines cover reporting under the three pillars for sustainable development: economic growth, environmental performance and social responsibility.

Norske Skog supports the work of establishing a global standard for sustainability reporting. It integrated reporting on environmental performance and social responsibility in its regular annual report in 2002, and the GRI guidelines have been used since 2003 as a tool in the work of developing such reporting. Sustainability reporting alligned with the GRI has been further developed in the annual report for 2004. In the company's view, its reporting practice is almost wholly in line with the GRI's principles. Norske Skog now reports on a large number of indicators.

The company, however, does not report fully on all elements and indicators specified in the GRI guidelines, primarily where such matters are considered less relevant to the company's operations. The GRI index indicates, as a users reference, where information on specific indicators is disclosed in the Report. Certain information is provided in more than one section in the Report, as indicated, and for certain spesific GRI elements the Report may provide a less than complete description.

www.globalreporting.org.

GRI guideline elements

1	**VISION AND STRATEGY**	**Reference**
1.1	Statement of vision and strategy regarding contribution to sustainable development	3-5, 16, 35, 37, 73, 79, 99, 100
1.2	Statement from CEO (or equivalent senior manager)	3-5, 35,36
2	**PROFILE**	
	Organisational profile	
2.1	Name of the reporting organisation	Cover, 128
2.2	Major products and/or services, including brands if appropriate	12-13
2.3	Operational structure of the organisation	91-95
2.4	Description of major divisions, operating companies, subsidiaries, and joint ventures	15-25, 97-98, 112, 113
2.5	Countries in which the organisation's operations are located	16-17
2.6	Nature of ownership; legal form	128
2.7	Nature of markets served	15-25, 97-99
2.8	Scale of the reporting organisation	16-17, 31, 65, 87, 136
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organisation	130
	Report scope	
2.10	Contact person(s) for the report, incl. E-mail and web-address	Cover, 130
2.11	Reporting period for information provided	Cover, 53, 125
2.12	Date of most recent previous report (if any)	Annual report 2003
2.13	Boundaries of report (countries/regions, products/services, divisions/joint ventures/subsidiaries) and any specific limitations on the scope	53, 104, 135
2.14	Significant changes in size, structure, ownership, or products/services that have occurred since the previous report	100, 105, 126-127
2.15	Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations	53, 98, 104-105
2.16	Explanation of nature and effect of any re-statements of information provided in earlier reports, and the reason for such re-statement (e.g., mergers/acquisitions, change of base year/periods, nature of business, measurement methods)	126-127

	Report profile	Reference
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report	131
2.18	Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits	50, 104-105
2.19	Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information	126-127
2.20	Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report	53, 92, 131
2.21	Policy and current practice with regard to providing independent assurance for the full report	53, 92, 125
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects for the organisation's activities, including facility-specific information (if available)	Cover
3	**GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS**	
	Structure and governance	
3.1	Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.	91-95, 100-101
3.2	Percentage of the board of directors that are independent, non-executive directors	92, 94
3.3	Process for determining the expertise board members need to guide the strategic direction of the organisation, including with regard to environmental and social risks and opportunities.	91, 92
3.4	Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risk ands and opportunities	53, 91, 92
3.5	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g., environmental performance, labour practices)	83, 92-93, 108
3.6	Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies	38, 53, 91-95
3.7	Mission and values statements, internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and the status of implementation	3-5, 35, 37, 61-73, 80-81, 91-93 3.8
	Mechanisms for shareholders to provide recommendations or direction to the board of directors	91, 128
	Stakeholder engagement	
3.9	Basis for identification and selection of major stakeholders	79, 130,
3.10	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	7-11, 26-30, 32-34, 69-71, 79, 130
3.11	Type of information generated by stakeholder consultations	7-11, 26-30, 32-34, 69-71, 79, 130
3.12	Use of information resulting from stakeholder engagements	7-11, 26-30, 69-71, 130
	Overarching policies and management systems	
3.13	Explanation of whether and how the precautionary approach or principles is addressed by the organisation	37, 60-62, 91-93
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses	5, 39, 41, 56, 69-72
3.15	Principal membership in industry and business associations, as well as national/international advocacy organisations	66
3.16	Policies and/or systems for managing upstream and downstream impacts, including - supply chain management as it pertains to outsourcing and supplier environmental and social performance, and - product and services stewardship initiatives	10-11, 26-30, 37, 39, 41, 49
3.17	Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities	35-37, 39-43, 49, 51, 54-59, 73-74
3.18	Major decisions during the reporting period regarding the location of, or changes in, operations	21-23, 97
3.19	Programmes and procedures pertaining to economic, environmental, and social performance.	4, 19-22, 35-38, 53, 61-69, 91-93, 97
3.20	Status of certification pertaining to economic, environmental, and social management systems	21, 26, 35-36, 39, 41, 52
4	**GRI CONTENT INDEX**	
4.1	Provide a table identifying location of each element of the GRI report content, by section and indicator	131-135

5	PERFORMANCE INDICATORS	Reference
	Economic performance indicators	
	Customers	
EC1	Net sales	87, 102
EC2	Geographic breakdown of markets (market share and sales)	16-25, 97-99, 106
	Suppliers	
EC3	Cost of all goods, materials, and services purchased	102, 109
EC4	Percent of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements	Not reported
	Employees	
EC5	Total payroll and benefits expense (including wages, pension, other benefits and redundancy payments) broken down by country or region	93, 102, 108
	Providers of capital	
EC6	Distribution to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed	89, 102, 109-110, 115
EC7	Increase/decrease in retained earnings at end of period	115, 120
	Public sector	
EC8	Total sum of taxes of all types paid broken down by country	110, 122
EC9	Subsidies received broken down by country or region	Not reported
EC10	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	77
	ENVIRONMENTAL PERFORMANCE INDICATORS	
	Materials	
EN1	Total materials use other than water by type	35, 40
EN2	Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organisation	42-43, 46
	Energy	
EN3	Direct energy use segmented by primary source	35, 44, 52
EN4	Indirect energy use	Not reported
	Water	
EN5	Total water use	35, 52
	Biodiversity	
EN6	Location and size of land owned, leased, or managed in biodiversity-rich habitats	51
EN7	Description of the major impacts on biodiversity associated with the organisation's activities and/or products and services in terrestrial, freshwater, and marine environments	51
	Emissions, effluents, and waste	
EN8	Greenhouse gas emissions	25, 35, 47, 52
EN9	Use and emissions of ozone-depleting substances	Not reported
EN10	Nox, sox, and other significant air emissions by type	35, 47
EN11	Total amount of waste by type and destination	35, 49, 52
EN12	Significant discharges to water by type	35, 47, 52
EN13	Significant spills of chemicals, oils, and fuels in terms of total number and total volume	46
EN14	Significant environmental impacts of principal products and services	32, 35, 42-43
EN15	Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed	42-43

	Compliance	Reference
EN16	Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues	35, 46
	SOCIAL PERFORMANCE INDICATORS	
	LABOUR PRACTICE AND DECENT WORK	
	Employment	
LA1	Breakdown of workforce, where possible, by region/country status (employee/non-employee), employment type (full time/part time), and by employment contract (indefinite or permanent/fixed term or temporary). Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationship), segmented by region/country	65, 107
LA2	Net employment creation and average turnover segmented by region/country	100, 107
	Labour/management relations	
LA3	Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically or percentage of employees covered by collective bargaining agreements broken down by region/country.	65, 69-71
LA4	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations (e.g., restructuring)	69-71
	Health and safety	
LA5	Practices on recording and notification of occupational accidents and diseases, and how they relate to the ilo code of practice on recording and notification of occupational accidents and diseases.	60-63
LA6	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees	60-63, 69-71
LA7	Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers)	18-23, 60-63, 100
LA8	Description of policies or programmes (for the workplace and beyond) on hiv/aids	Not reported
	Training and education	
LA9	Average hours of training per year per employee by category of employee	65-69, 72
	Diversity and opportunity	
LA10	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring.	64-66, 69-72, 91, 100
LA11	Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate	65, 94-95
	HUMAN RIGHTS	
	Strategy and management	
HR1	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results	5, 69-72
HR2	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors	69-72
HR3	Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring	69-72
	Non-discrimination	
HR4	Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	5, 65-72, 100

	Freedom of association and collective bargaining	Reference
HR5	Description of freedom of association policy and extent to witch this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue	5, 69-72
	Child labour	
HR6	Description of policy excluding child labour as defined by the ILO convention 138 and extent to witch this policy is visibly stated and applied, as well as description of procedures/ programmes to address this issue, including monitoring systems and results of monitoring	69-72
	Forced and compulsory labour	
HR7	Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring	5, 69-72
	SOCIETY	
	Community	
SO1	Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/ programmes to address this issue, including monitoring systems and results of monitoring	73, 93
	Bribery and corruption	
SO2	Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption	92, 93
	Political contribution	
SO3	Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions	Not reported
	PRODUCT RESPONSIBILITY	
	Customer health and safety	
PR1	Description of policy for preserving customer health and safety during use of reporting organisation's products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring	Not reported
	Products and services	
PR2	Description of reporting organisation's policy, procedures/management systems, and compliance mechanism related to product information and labelling	10, 12, 13
	Respect for privacy	
PR3	Description of reporting organisation's policy, procedures/management systems, and compliance mechanisms for consumer privacy	Not reported

Main figures

NOK million	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
1. Profit and loss account										
Operating revenue	25 302	24 068	23 471	30 354	26 635	18 054	14 908	13 312	13 265	12 548
Operating earnings before restructuring costs	930	1 401	1 906	5 096	4 211	2 129	1 780	1 083	1 916	2 500
Earnings for the year, majority's share	655	402	1 162	2 494	1 958	1 300	1 020	590	1 317	1 669
2. Main financial figures										
Cash flow from operations	2 948	2 973	3 687	7 052	4 922	2 162	2 859	1 615	2 616	2 555
Depreciations and amortisation	3 373	3 285	3 292	3 323	2 388	1 689	1 323	1 140	1 132	832
Investments in operational fixed assets	1 981	1 200	1 146	1 422	1 351	1 154	3 983	1 814	1 053	926
Gearing	0.90	0.92	1.02	1.18	0.92	0.65	0.71	0.45	0.63	0.61
3. Profitability										
Gross operating margin before rest. costs %	17.0	19.5	22.1	27.7	24.8	21.1	20.8	16.7	23.6	26.6
Return on capital employed %	2.5	3.6	4.7	13.7	13.1	11.0	11.7	8.4	15.9	25.4
4. Shares and shareholder structure										
Net earnings per share after tax	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	16.99	22.01
Net earnings per share after full conversion	4.95	3.04	8.79	20.68	19.17	14.01	11.36	6.94	15.10	19.33
Equity per share	139.50	146.64	135.50	147.96	218.04	126.17	111.71	107.34	99.19	84.82

Main figures per area

NOK million	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Europe										
Operating revenue	15 606	14 784	14 087	14 219	13 229	12 102	10 539	9 284	9 493	8 066
Operating earnings	610	1 033	1 189	3 247	2 266	1 809	1 946	1 134	2 078	1 708
Operating margin %	3.9	7.0	8.4	22.8	17.1	14.9	18.5	12.2	21.9	21.2
North America										
Operating revenue	-	-	-	5 455	4 157	-	-	-	-	-
Operating earnings	-	-	-	329	529	-	-	-	-	-
Operating margin %	-	-	-	6.0	12.7	-	-	-	-	-
South America										
Operating revenue	1 146	1 094	1 107	1 939	1 035	-	-	-	-	-
Operating earnings	128	113	(9)	473	231	-	-	-	-	-
Operating margin %	11.2	10.3	(0.8)	24.4	22.3	-	-	-	-	-
Australasia										
Operating revenue	4 194	4 030	3 807	4 473	2 801	-	-	-	-	-
Operating earnings	406	455	546	725	545	-	-	-	-	-
Operating margin %	9.7	11.3	14.3	16.2	19.5	-	-	-	-	-
Asia										
Operating revenue	2 603	2 365	2 688	2 434	2 572	1 988	485	-	-	-
Operating earnings	160	200	562	616	526	336	61	-	-	-
Operating margin %	6.1	8.5	20.9	25.3	20.5	16.9	12.6	-	-	-
Other activities										
Operating revenue	2 233	2 146	1 931	2 319	3 881	4 132	4 037	4 043	3 800	4 504
Operating earnings	25	16	47	98	372	37	(90)	33	(100)	778
Operating margin %	1.1	0.7	2.4	4.2	9.6	0.9	(2.2)	0.8	(2.6)	17.3

2004 in summary

Norske Skog's operating earnings declined from NOK 1 401 million in 2003 to NOK 930 million, reflecting reduced prices in Europe and higher prices for important input factors such as energy and recovered paper. Net earnings increased from NOK 402 million to NOK 655 million. When comparing these figures, it must be borne in mind that the 2003 result includes a net NOK 465 million in gain on the sale of power stations. The 2004 earnings include NOK 142 million in gain on the sale of forests and other real property, NOK 173 in provisions/write-downs relating to the Australasia restructuring, and NOK 276 million from reversing several earlier tax reserves. Earnings per share came to NOK 4.95 compared with NOK 3.04 in 2003.

The company's Improvement 2003 programme resulted in total savings of NOK 1 936 million compared with the 2002 base year. This was in line with the original target of NOK 2 billion.

Global demand for standard and improved newsprint increased by three-four per cent in 2004. With the exception of Korea and the USA, this rise was experienced in all main markets and regions. Demand for magazine paper also improved. Norske Skog's deliveries increased by 4.7 per cent, and operating revenue rose by five per cent from 2003 to NOK 25.3 billion.

A total of 157.8 million Norske Skog shares were traded during the year, 12.5 per cent up from 2003. The share yielded a return of 7.9 per cent including dividend over the 12 months to 31 December 2004. Its average price was 11 per cent higher than in 2003.

The board of Norske Skog has adopted a new dividend policy. Dividend will be stable and represent 15-25 per cent of cash flow from operations after the payment of financial expenses and tax. On that basis, the board has proposed an unchanged dividend of NOK 6 per share for 2004.

Photo:
Benedicte Gude
Courtesy of The Mercury
Erik Sandersen
Eva Rose
Getty Images
Håvard Solerød
Jan Zaplatilek
Kaia Means
Libor Banda
Michael Bell
Morten Rakke
Sonja Evang
The Fiji Times
Tom Bratlie
Wayne Tait

Design:
Enterprise IG

Print:
Cover: Haugesund Bok og Offset
Body: Aktietrykkeriet

Pre-press:
Cover: Haugesund Bok og Offset
Body: Aktietrykkeriet

Binding:
Lundeby

ANNUAL GENERAL MEETING

The annual general meeting will be held at 13.00 on Thursday 14 April 2005 at Norske Skog's headquarters at Oksenøyveien 80, NO-1326 Lysaker, Norway.

DIVIDEND PAYMENT

Shares will be listed ex-dividend on 15 April. Dividend will be paid on 29 April to shareholders listed in the company's register of shareholders at 14 April.

PUBLICATION OF INTERIM RESULTS IN 2005

First quarter: Wednesday 4 May
Second quarter: Tuesday 2 August
Third quarter: Tuesday 1 November

FURTHER INFORMATION ON THE INTERNET

Additional financial data for Norske Skog can be found at www.norskeskog.com

Information available there includes:

- All annual and interim reports
- Press releases
- Presentations to the stock market
- Information on Norske Skog's organisation, management and activities
- Details about mills, products and markets
- Information on environmental issues and the company's social involvement, as well as its guidelines on the environment, social responsibility and business ethics

CONTACT INFORMATION

Media and external affairs:
Hanne Aaberg, senior vice president
Telephone: +47 67 59 90 00
info@norskeskog.com

Financial market:
Jarle Langfjæran, vice president
Telephone: +47 67 59 93 38
jarle.langfjaran@norskeskog.com

Environment:
Rune Andersen, senior advisor
Telephone: +47 67 59 90 23
rune.andersen@norskeskog.com

Social responsibility:
Pål Stensaas, director
Telephone: +47 67 59 93 47
paal.stensaas@norskeskog.com

ADDRESSES

Corporate headquarters
Norske Skogindustrier ASA
Oksenøyveien 80
P O Box 329
NO-1326 Lysaker
Norway
Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

REGIONAL OFFICES

Norske Skog South America
Norske Skog do Brazil Ltd
Rua Pasteur 463
10 andar Centro Empesarial Jatobá
80250-080 Curitiba
PR-Brazil
Telephone: +55 41 340 2000
Telefax: +55 41 342 8772

Norske Skog Australasia
Norske Skog (Australasia) Pty Limited
Level 22, 1 Oxford Street
Darlinghurst, NSW
P O Box 485
Darlinghurst
NSW 1300
Australia
Telephone: +61 2 9283 1444
Telefax: +61 2 9283 3033

PARTLY-OWNED COMPANIES

North America
Norske Skog Canada Ltd
16th Floor, 250 Howe Street
Vancouver, British Columbia
V6C 3R8 Canada
Telephone: +1 604 654 4000
Telefax: +1 604 654 4048

Asia
Pan Asia Paper Company Pte Ltd
4 Shenton Way
No 29-01 SGX Centre 2
Singapore 068807
Telephone: +65 6327 4188
Telefax: +65 6327 4262

Norske Skog

Norske Skogindustrier ASA
Oksenøyveien 80
P O Box 329
NO-1326 Lysaker
Norway
Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81
www.norskeskog.com

This annual report is printed on 70 g Norset Classic from Norske Skog Follum. The directors' report, the accounts and the notes are printed on 70 g Norbook Lux from Norske Skog Union. The cover is printed on 250 g Cyclus Offset from Dalum Papir AS in Denmark.